Voya Retirement Insurance and Annuity Company
Variable Annuity Account C
STATE UNIVERSITY OF NEW YORK
DEFINED CONTRIBUTION RETIREMENT PLANS
CONTRACT PROSPECTUS – MAY 1, 2017

The Contracts. The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our"). The contracts may be single purchase payment contracts or installment purchase payment contracts. They are intended to be used as funding vehicles for certain types of retirement plans, including those that qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended ("Tax Code").

Why Reading This Prospectus Is Important. Before you participate in the contracts through a retirement plan, you should read this prospectus. It provides facts about the contracts and the available investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contracts are appropriate for their plan. You may participate in the contracts if you are an eligible employee participating in a State University of New York ("SUNY") or New York State Voluntary ("NYSV") defined contribution retirement plan qualified under Sections 401(a) and 414(h) of the Tax Code (referred to herein as the "SUNY Optional Retirement Plan" or "SUNY ORP"), or the predecessor SUNY plan, which is qualified under Section 403(b) of the Tax Code (referred to herein as the "SUNY Voluntary Plan"). Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally the trustee of a multiple employer trust approved by the Company and as authorized by SUNY), or you instruct us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"). Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds through the contract is located in the **"INVESTMENT OPTIONS"** on page 12. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses and retain them for future reference.

Fixed Interest Options. Under the SUNY ORP contracts, the Guaranteed Accumulation Account ("GAA") and the Fixed Plus Account are available fixed interest options. Under the SUNY Voluntary Plan contracts (formerly called the Opportunity Plus contracts), the GAA and the Fixed Account are available fixed interest options.

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the GAA. Not all fixed interest options may be available for current or future investment.

Compensation. We pay compensation to broker/dealers whose registered representatives sell the contracts. See **"CONTRACT DISTRIBUTION"** for further information about the amount and types of compensation we may pay. **The contracts described in this prospectus are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.**

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2017, Statement of Additional Information ("SAI") associated with this prospectus free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-584-6001 or by writing to us at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** You may also obtain a prospectus or an SAI for any of the funds or a GAA prospectus by calling that number. The contract prospectus, the GAA prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, emailing publicinfo@sec.gov or by writing to the SEC's Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 033-81216. The number assigned to the registration statement for GAA is 333-210551. The SAI table of contents is listed on page 54 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

The Funds[1] Available For New Allocations

American Beacon Small Cap Value Fund (Investor Class)[2]
American Century Investments® Inflation-Adjusted Bond Fund (Investor Class)[2]
American Funds® – EuroPacific Growth Fund® (Class R-4)[2]
American Funds® – New Perspective Fund® (Class R-4)[2]
American Funds® – SMALLCAP World Fund® (Class R-4)[2]
American Funds® – The Growth Fund of America® (Class R-4)[2]
American Funds® – Washington Mutual Investors Fund℠ (Class R-4)[2]
Calvert VP SRI Balanced Portfolio (Class I)
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP Index 500 Portfolio (Initial Class)
Franklin Small Cap Value VIP Fund (Class 2)
Invesco International Growth Fund (Class R5)[2]
JPMorgan Equity Income Fund (Class I)[2]
JPMorgan Government Bond Fund (Class I)[2]
Lazard International Equity Portfolio (Open Shares)[2]
Oppenheimer Developing Markets Fund (Class A)[2]
Oppenheimer Main Street Fund (Class A)[2]
Parnassus Core Equity Fund℠ (Investor Shares)[2]
PIMCO CommodityRealReturn Strategy Fund® (Administrative Class)[2]
Pioneer Equity Income Fund (Class Y)[2]
Victory Sycamore Established Value Fund (Class A)[2]
Voya Corporate Leaders 100® Fund (Class I)[2]
Voya Floating Rate Fund (Class A)[2]

Voya Global Bond Portfolio (Class I)
Voya Global Perspectives® Portfolio (Class I)[3]
Voya Government Money Market Portfolio (Class I)
Voya Growth and Income Portfolio (Class I)
Voya High Yield Portfolio (Class I)
Voya Intermediate Bond Portfolio (Class I)
Voya Large Cap Growth Portfolio (Class I)
Voya MidCap Opportunities Portfolio (Class I)
Voya Russell™ Mid Cap Index Portfolio (Class I)
Voya Russell™ Small Cap Index Portfolio (Class I)
Voya Small Company Portfolio (Class I)
Voya SmallCap Opportunities Portfolio (Class I)
Voya Solution 2025 Portfolio (Class I)[3]
Voya Solution 2035 Portfolio (Class I)[3]
Voya Solution 2045 Portfolio (Class I)[3]
Voya Solution 2055 Portfolio (Class I)[3]
Voya Solution Income Portfolio (Class I)[3]
VY® American Century Small-Mid Cap Value Portfolio (Class I)
VY® Invesco Equity and Income Portfolio (Class I)
VY® JPMorgan Mid Cap Value Portfolio (Class I)
VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
VY® T. Rowe Price Growth Equity Portfolio (Class I)
Wanger USA

The Funds Closed To New Allocations[4]

AMG Managers Fairpointe Mid Cap Fund (Class N)[2]
Amana Income Fund (Investor Class)[2]
American Century Investments® Income & Growth Fund (A Class)[2]
Delaware Diversified Income Fund (Class A)[2]
Fidelity® VIP Asset Manager Portfolio (Initial Class)
Fidelity® VIP High Income Portfolio (Initial Class)
Loomis Sayles Limited Term Government and Agency Fund (Class Y)[2]
Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio (Class VC)
PIMCO Real Return Portfolio (Administrative Class)
TCW Total Return Bond Fund (Class N)[2]
Templeton Global Bond Fund (Class A)[2]
Voya Balanced Portfolio (Class I)
Voya GNMA Income Fund (Class A)[2]
Voya Global Equity Portfolio (Class I)
Voya Index Plus LargeCap Portfolio (Class I)

Voya Index Plus MidCap Portfolio (Class I)
Voya Index Plus SmallCap Portfolio (Class I)
Voya International Index Portfolio (Class I)
Voya Large Cap Value Portfolio (Class I)
Voya Solution 2025 Portfolio (Class S)[3]
Voya Solution 2035 Portfolio (Class S)[3]
Voya Solution 2045 Portfolio (Class S)[3]
Voya Solution 2055 Portfolio (Class S)[3]
Voya Solution Income Portfolio (Class S)[3]
Voya Strategic Allocation Conservative Portfolio (Class I)[3]
Voya Strategic Allocation Growth Portfolio (Class I)[3]
Voya Strategic Allocation Moderate Portfolio (Class I)[3]
VY® Baron Growth Portfolio (Class S)
VY® Clarion Global Real Estate Portfolio (Class I)
VY® JPMorgan Emerging Markets Equity Portfolio (Class I)
VY® Oppenheimer Global Portfolio (Class I)
VY® Templeton Foreign Equity Portfolio (Class I)
Wanger International

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[1] **See "APPENDIX IV – FUND DESCRIPTIONS" for more information about the funds**.

[2] This fund is available to the general public, in addition to being available through variable annuity contracts.

[3] This fund is structured as a fund of funds that invests directly in shares of underlying funds. **See "FEES – *Fund Fees and Expenses*" for additional information.**

[4] For the SUNY Voluntary Plan contracts, these funds are not available for new allocations from participants that were not invested in the funds prior to May 1, 2017. Participants that were invested in the funds before May 1, 2017, may continue to invest in these funds although once a participant's investment in a fund is fully liquidated the fund will no longer be available for new allocations from that participant. For the SUNY ORP contracts, these funds are not available for new allocations from any participant beginning on May 1, 2017. **See "APPENDIX IV – FUND DESCRIPTIONS" for further information about these funds.**

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"):   The individual participating in a retirement plan, where the plan uses the contract as a funding option.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person or entity to whom we issue the contract. The contract holder is generally a public university or college or the trustee of a multiple employer trust approved by the Company to apply for and own the contracts as authorized by SUNY or a New York state agency. We may also refer to the contract holder as the contract owner.

We, Us, Our (the "Company"):   Voya Retirement Insurance and Annuity Company. We issue the contract.

The Contract and Your Retirement Plan

Retirement Plan ("plan"). A plan sponsor has established a retirement plan for you. The contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Plan Type. We refer to plans in this prospectus as 401(a), 403(b) and 414(h) plans. **For a description, see "FEDERAL TAX CONSIDERATIONS."**

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 403(b), Roth 403(b), if available, or 414(h) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Contract Rights

Under each contract, we establish an employee account and an employer account for you, where applicable. You have a nonforfeitable right to the value of your employee account and employer account, as determined by the plan administrator in accordance with the terms of the plan. You may exercise certain rights under the contract as permitted by the plan. **See "CONTRACT OWNERSHIP AND RIGHTS."**

Questions: Contacting the Company

To answer your questions, contact your local representative or write or call the Company at:

For all regular mail, please use:
Customer Service
Voya
P.O. Box 990063
Hartford, CT 06199-0063

For overnight mail, please use:
Customer Service
Voya
One Orange Way
Windsor, CT 06095-4774

(1-800-584-6001)

Making Requests in Good Order

To request contract transactions such as amending your beneficiary designation(s), filing a death claim, requesting a withdrawal or loan, changing fund allocations or initiating transfers of existing balances among the investment options or exercising a systematic distribution option, contact your local representative or the Company through Customer Service to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate information on how to complete your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out. We can only act upon written requests that are received in good order.

Contract Facts

Free Look/Right to Cancel. Participants may cancel their purchase no later than ten days after they receive the document evidencing their participation in the contract. **See "RIGHT TO CANCEL."**

Death Benefit. A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases (described in "*Contract Phases*," below). The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals. During the accumulation phase, you may, subject to the limits in the contract and certification from the plan administrator that you are eligible, withdraw all or a part of your account value. Certain fees and taxes may apply. **See "WITHDRAWALS" and "FEDERAL TAX CONSIDERATIONS."** Amounts withdrawn from the GAA may be subject to a market value adjustment. **See APPENDIX I.**

Systematic Distribution Options. Subject to the terms of the plan, you may elect to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees. Certain fees are deducted from your account value. **See "FEE TABLE" and "FEES."**

Taxation. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits under your contract)

STEP 1: You provide the Company with your completed enrollment materials. We may set up one or more accounts for you. We may set up account(s) for employer contributions and/or contributions from your salary.

STEP 2: You direct us to invest your account dollars in one or more of the following investment options:
- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: If applicable, the subaccount(s) selected purchases shares of its underlying fund.



Income Phase (receiving income phase payments from your contract)

The contract offers several income phase payment options. **See "INCOME PHASE."** In general, you may:
- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase payment option that provides a death benefit to your beneficiary(ies); and
- Select fixed income phase payments or payments that vary based upon the performance of the variable investment options you select or a combination of fixed and variable income phase payments.

FEE TABLE

The following tables describe the fees and expenses that you may pay during the accumulation phase when buying, owning, withdrawing account value from your contract, taking a loan from the contract or transferring cash value between investment options. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

In This Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Optional Endorsement Charges (certain SUNY Voluntary Plan contracts only);
- Fund Fees and Expenses; and
- Examples.

See the "FEES" section for:
- How, When and Why Fees are Deducted;
- Fund Redemption Fees; and
- Premium and Other Taxes.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes ranging from 0% to 4% of purchase payments may also be deducted.*

Early Withdrawal Charge (as a percentage of amount withdrawn)[5]
    Not applicable to SUNY ORP contracts.
    Applicable to SUNY Voluntary Plan contracts ………….. 5.00%

Loan Interest Rate Spread (per annum)[6]
    Applicable to SUNY ORP contracts ………………….. 2.50%
    Applicable to SUNY Voluntary Plan contracts ………… 0.00%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Separate Account Annual Expenses
(as a percentage of average account value)

	Maximum Charges	
	Applicable to SUNY ORP contracts	Applicable to SUNY Voluntary Plan contracts
Mortality and Expense Risk Charge	1.25%	1.00%
Administrative Expense Charge	0.25%	0.25%
Total Separate Account Annual Expenses	1.50%	1.25%

	Current Charges[7]			
	SUNY ORP Contracts		**SUNY Voluntary Plan Contracts**	
	Voya Government Money Market Portfolio Subaccount	All Other Subaccounts	Voya Government Money Market Portfolio Subaccount	All Other Subaccounts
Mortality and Expense Risk Charge	0.10%	0.60%	0.35%	1.00%
Administrative Expense Charge	0.25%	0.25%	0.20%	0.20%
Total Separate Account Annual Expenses	0.35%	0.85%	0.55%	1.20%

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* State premium taxes are not reflected in the fee tables or examples. **See "FEES – Premium and Other Taxes."**

[5] This is a deferred sales charge applicable only to SUNY Voluntary Plan contracts. For single purchase payment contracts, there is no early withdrawal charge. For installment purchase payment contracts, the early withdrawal charge applies to amounts withdrawn from the Fixed Account and to amounts withdrawn from the subaccounts and the GAA but only if they were attributable to amounts held in the Fixed Account at any time. The early withdrawal charge reduces over time and may be calculated differently where both a Roth 403(b) account, if available, and traditional 403(b) account are available. These fees may be waived, reduced or eliminated in certain circumstances. **See "FEES."**

[6] This is the difference between the rate charged and the rate credited on loans under your contract. For example, if the current credited interest rate is 6%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread or difference is retained by the Company. Currently, the loan interest rate spread is 2.5% per annum for SUNY ORP contracts and 0.0% for SUNY Voluntary Plan contracts. **See "LOANS."**

[7] We currently charge the amounts shown in these columns; however, we reserve the right to charge up to the maximum amounts shown in the "Maximum charges" column above.

Optional Endorsement Charges (Certain SUNY Voluntary Plan Contracts only)

If you elected to purchase the optional Minimum Guaranteed Withdrawal Benefit ("MGWB") Endorsement prior to April 29, 2011, the following charges will apply.

MGWB Endorsement Charge
(as a percentage of the MGWB Base)[8]
Maximum Annual Charge (charge deducted quarterly):   1.20%
Current Annual Charge (charge deducted quarterly):   0.30%

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses		
(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.10%	1.32%

See "FEES – *Fund Fees and Expenses*" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

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[8] We deduct the MGWB Endorsement Charge from the subaccounts in which you are invested on each quarterly endorsement anniversary. In addition, a pro rata portion of the quarterly charge will be deducted upon a full surrender of the eligible account value, upon cancellation of the endorsement and upon the application of the eligible account value to an income phase option. See **"MGWB Endorsement Charge"** and **"Calculating the Minimum Guaranteed Withdrawal Benefit Base"** subsections within the **"OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT"** section of this prospectus for further information on this charge and on the Minimum Guaranteed Withdrawal Benefit Base ("MGWB Base").

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include the separate account annual expenses applicable to the particular fund and fund fees and expenses.

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum contract fees and expenses (for SUNY Voluntary Plan contracts this includes those with the MGWB Endorsement) and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Applicable to SUNY ORP contracts	$285	$874	$1,489	$3,147

	Example (A) If you withdraw your entire account value at the end of the applicable time period[9]:				**Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period[10]:**			
Applicable to SUNY	**1 Year**	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Voluntary Plan contracts	$885	$1,671	$2,369	$4,236	$379	$1,152	$1,944	$4,010

Minimum Fund Fees and Expenses Examples. The following example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum contract fees and expenses (for SUNY Voluntary Plan contracts this includes those with the MGWB Endorsement) and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Applicable to SUNY ORP contracts	$163	$505	$871	$1,900

	Example (A) If you withdraw your entire account value at the end of the applicable time period[11]:				**Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period[12]:**			
Applicable to SUNY	**1 Year**	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Voluntary Plan contracts	$770	$1,331	$1,807	$3,140	$258	$794	$1,355	$2,885

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[9] These examples reflect deduction of an early withdrawal charge calculated using the schedule applicable to installment purchase payment contracts. The installment purchase payment contracts schedule is listed in "**FEES**."

[10] These examples do not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump-sum withdrawal is requested within three years after the payments start. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX VII**, we provide condensed financial information about the separate account subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statements of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:


One Orange Way
Windsor, Connecticut 06095-4774


Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group flexible premium deferred variable and fixed annuity contracts that the Company offers in connection with retirement plans under Tax Code Sections 401(a), 403(b), including Roth 403(b), if available, and 414(h). They are designed to fund the SUNY ORP or the SUNY Voluntary Plan defined contribution retirement plans.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a Section 401(a), 403(b), Roth 403(b), if available, or 414(h) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract. The contract holder submits the required forms and application to the Company. We approve the forms and issue a contract to the contract holder.

Participating in the Contract. To participate in the contract, complete an enrollment form and submit it to Customer Service. **See "CONTRACT OVERVIEW – Questions: Contacting the Company."** Subject to administrative availability, enrollment in the 401(a) contract may be available online. If your enrollment is accepted, we establish an employee account and an employer account for each participant.
- Under the rollover contract, we will allocate purchase payments attributable to transfers of after-tax employee contributions made to a predecessor 403(b) or Roth 403(b) plan, as applicable, to the employee account and purchase payments attributable to a transfer of employer contributions made under the same plan to the employer account.
- Under the modal contract, we will allocate funds attributable to Tax Code Section 414(h) contributions to an employee account and ongoing payments under Tax Code Section 401(a) and transferred funds attributable to Tax Code Section 401(a) contributions from another investment provider to an employer account.

Acceptance or Rejection of Application or Enrollment Forms. We must accept or reject an application or your enrollment forms within two business days of receipt. If the application or enrollment forms are incomplete, we may hold any forms and accompanying purchase payments for five days, unless you consent to our holding them longer. If we reject the application or enrollment forms, we will return the forms and any payments.

Allocating Purchase Payments to the Investment Options. You direct us to allocate initial purchase payments among the investment options available under the plan. Generally you will specify this information on your enrollment materials. If you enroll in SUNY ORP contract online (subject to administrative availability of this feature), the plan sponsor may direct that your contributions be allocated to a specific Voya Solution target date portfolio identified by the plan sponsor, until you elect otherwise. The Voya Solution target date portfolio applicable to you will be based on your date of birth. This is described in your online enrollment materials. After your enrollment, except as may be required under our Excessive Trading Policy, you may request alternative allocation instructions or initiate transfers among the investment options by telephone or, where available, electronically. **Contact Customer Service at the telephone number listed in "CONTRACT OVERVIEW – Questions: Contacting the Company" for information on how to initiate transfers or reallocations and for the electronic trading mediums currently available.**

The plan sponsor may also direct that your contributions be allocated to a specific Voya Solution target date portfolio based on your date of birth in other circumstances, generally, when you fail to make an investment option selection for contributions that you have directed to the contract.

Allocations must be in whole percentages and there may be limitations on the number of investment options that can be selected at any one time. **See "INVESTMENT OPTIONS"** and **"TRANSFERS."**

Tax Code Restriction. The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** – This contract is a long-term investment and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** – The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** – Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each and identify additional benefits available under this contract. You should consider whether these additional benefits justify any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? We issue a contract to a trustee of a multiple employer trust that has applied for and owns the contract as authorized by SUNY and the Company.

Who Owns Money Accumulated under the Contract? We establish one or more accounts for you under the contracts. Generally, we establish an employee account to receive salary reduction and rollover amounts, an employer account to receive employer contributions and Roth 403(b) account(s), if available, to receive employee after-tax salary reduction and rollover amounts. You have the right to the nonforfeitable value of your employee account, employer account and Roth 403(b) account, as determined by the plan administrator in accordance with the terms of the plan.

What Rights Do I Have under the Contract? You may select the investment options to be used for allocations to your employee account and employer account. If you enroll in the SUNY ORP contract online (subject to administrative availability of this feature) the plan sponsor may direct that your contributions be allocated to a specific Voya Solution target date portfolio identified by the plan sponsor, until you elect otherwise. The Voya Solution target date portfolio applicable to you will be based on your date of birth. This is described in your online enrollment materials. You may change these allocations after you have enrolled by logging into voyaretirementplans.com. The plan sponsor may also direct that your contributions be allocated to a specific Voya Solution target date portfolio based on your date of birth in other circumstances, generally when you fail to make an investment option selection for contributions that you have directed to the contract. You may elect an income phase payment if the plan administrator certifies that you are eligible for a distribution and that the form of annuity is permitted under the terms of the plan.

RIGHT TO CANCEL

When and How to Cancel. You may cancel your purchase within ten days after receiving the document evidencing your interest by returning it to Customer Service at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** along with a written notice of cancellation.

Refunds. We will produce a refund to you no later than seven calendar days after we receive the document evidencing your interest and the written notice of cancellation at Customer Service. The refund will equal the dollars contributed to your accounts plus any earnings and less any losses attributable to the purchase payments allocated to the variable investment options. Any mortality and expense risk charges and administrative expense charges deducted during the period you held the contract will not be returned. No market value adjustment will be applied to any amounts you contributed to the GAA.

INVESTMENT OPTIONS

The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, or the plan administrator, if applicable (generally the trustee of a multiple employer trust approved by the Company and as authorized by SUNY), or you instruct us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are called subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of an underlying mutual fund. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into subaccounts. Each subaccount invests directly in shares of an underlying fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide a brief description of each fund in **APPENDIX IV**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Insurance-Dedicated Funds *(Mixed and Shared Funding)*. Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:

▷ Mixed funding – bought for annuities and life insurance; and
▷ Shared funding – bought by more than one company.

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

- AMG Managers Fairpointe Mid Cap Fund
- Amana Income Fund
- American Beacon Small Cap Value Fund
- American Century Investments® Income & Growth Fund
- American Century Investments® Inflation-Adjusted Bond Fund
- American Funds® - EuroPacific Growth Fund®
- American Funds® - New Perspective Fund®
- American Funds® - SMALLCAP World Fund®
- American Funds® - The Growth Fund of America®
- American Funds® - Washington Mutual Investors Fund℠
- Delaware Diversified Income Fund
- Invesco International Growth Fund
- JPMorgan Equity Income Fund
- JPMorgan Government Bond Fund
- Lazard International Equity Portfolio
- Loomis Sayles Limited Term Government and Agency Fund
- Oppenheimer Developing Markets Fund
- Oppenheimer Main Street Fund
- Parnassus Core Equity Fund℠
- PIMCO CommodityRealReturn Strategy Fund®
- Pioneer Equity Income Fund
- TCW Total Return Bond Fund
- Templeton Global Bond Fund
- Victory Sycamore Established Value Fund
- Voya Corporate Leaders 100 Fund
- Voya Floating Rate Fund

See **"FEDERAL TAX CONSIDERATIONS – *Taxation of Qualified Contracts* – Special Considerations for Section 403(b) Plans"** for information about investing in one of the public funds under a Section 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled **"Revenue from the Funds."**) We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contracts. We have included certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Generally, under contracts issued in connection with Section 403(b) and 401 plans, you have a fully vested interest in the value of your employee account and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company." See also "TRANSFERS"** for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - A fund no longer suits the purposes of your contract;
  - There is a change in laws or regulations;
  - There is a change in the fund's investment objectives or restrictions;
  - The fund is no longer available for investment; or
  - Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

Fixed Interest Options

For descriptions of the fixed interest options that may be available, see **APPENDIX I, APPENDIX II** and the GAA prospectus. The GAA prospectus may be obtained free of charge from Customer Service at the address and telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC's Public Reference Branch.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds—including each fund's prospectus, statement of additional information, and annual and semi-annual reports, the fixed interest option appendices and the GAA prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more than 25 investment options can be selected at any one time.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in the **"FEE TABLE"** section. Please review both this section and the **"FEE TABLE"** section for information on fees.

Transaction Fees

Early Withdrawal Charge (SUNY Voluntary Plan Contracts only)

Under installment purchase payment contracts, withdrawals of all or a portion of your Fixed Account value, or of account values held in the subaccounts or the GAA that were attributable to amounts held in the Fixed Account at any time, may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

There is no early withdrawal charge under installment purchase payment contracts of amounts distributed under the terms of a settlement agreement with the New York Attorney General dated October 10, 2006, nor on any earnings attributable to such distributed amounts. In addition, there is no early withdrawal charge for any amounts withdrawn under single purchase payment contracts.

Amount. The charge is a percentage of the amount withdrawn. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

Types of Fees
Your account may incur the following types of fees: • **Transaction Fees**   ▷ Early Withdrawal Charge   ▷ Loan Interest Rate Spread   ▷ Fund Redemption Fees   • **Periodic Fees and Charges**   ▷ Mortality and Expense Risk Charge   ▷ Administrative Expense Charge   ▷ MGWB Endorsement Charge   • **Fund Fees and Expenses**

Purpose. This is a deferred sales charge. This charge may be referred to as a surrender charge in your contract or certificate/enrollment materials. The charge reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

The early withdrawal charge applies only to:
- Amounts withdrawn from the Fixed Account; and
- Amounts withdrawn from a subaccount or the GAA if they were attributable to amounts held in the Fixed Account (and any earnings on such amounts).

Early Withdrawal Charge Schedules

The following schedules are based on the number of completed account years (an account year is a 12 month period measured from the date we establish your account, or measured from any anniversary of that date).

Withdrawals from the Fixed Account and Variable Investment Options*

Account Years Completed	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but less than 10	2%
10 or more	0%

Withdrawals from the Guaranteed Accumulation Account that are Subject to an Early Withdrawal Charge*

Account Years Completed	Early Withdrawal Charge
Fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

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* The early withdrawal charge applies to amounts withdrawn from the variable investment options and the GAA only if they were attributable to amounts held in the Fixed Account at any time.

Waivers. The early withdrawal charge is waived for portions of a withdrawal that are:
- Used to provide payments to you during the income phase;
- Paid because of your death before income phase payments begin;
- Paid where your account value is $5,000 or less and no withdrawals have been taken from the contract within the prior 12 months;
- Withdrawn because of the election of a systematic distribution option **(see SYSTEMATIC DISTRIBUTION OPTIONS)**;
- Withdrawn due to disability as specified in the Tax Code;
- Withdrawn due to your separation from service;
- Withdrawn due to a financial hardship as defined in the Tax Code;
- Transferred or exchanged to another contract issued by the Company for the plan, subject to conditions established by the Company, and provided the new contract is not canceled under the right to cancel provision. We will treat the exercise of the right to cancel as a reinstatement, and any subsequent surrender may be subject to an applicable early withdrawal charge; or
- Transferred or exchanged to a Company Code Section 403(b)(7) custodial account, subject to Tax Code Section 403(b)(7)(A)(iii) and subject to various conditions established by the Company.

Severance from Employment. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges unless the severance from employment would have otherwise qualified as a separation from service prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 and you meet the other requirements set forth in the contract.

Free Withdrawals. If you are between the ages of 59½ and 70½, you may withdraw up to 10% of your account value during each calendar year without being charged a withdrawal fee. The free withdrawal only applies to the first partial withdrawal you make in each calendar year. The 10% amount will be based on your account value calculated on the valuation date next following our receipt of your request for withdrawal. Outstanding contract loans are excluded from the account value when calculating the 10% free withdrawal amount.

The free withdrawal will not apply to:
- A full withdrawal of your account; or
- Partial withdrawals due to a default on a contract loan.

Loan Interest Rate Spread

For a discussion of the loan interest rate spread and the costs associated with loans, **see "LOANS – Loan Interest."**

Fund Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Mortality and Expense Risk Charge

Maximum Amount. For SUNY ORP contracts, the maximum mortality and expense risk charge is 1.25% annually of the amount invested in the subaccounts. For SUNY Voluntary Plan contracts, the maximum mortality and expense risk charge is 1.00% annually of the amount invested in the subaccounts. We may charge a different fee for different funds (but not beyond the maximum amount). See your contract (held by the contract holder).

The annual mortality and expense risk charge currently assessed is shown in the "**FEE TABLE**"; however, we reserve the right to charge up to the maximum amount shown above.

When/How. We deduct this fee daily from the subaccounts corresponding to the funds you select. We do not deduct this fee from any fixed interest option. We deduct this fee during the accumulation phase and the income phase. **See "INCOME PHASE – Charges Deducted."**

Purpose. The fee compensates us for the mortality and expense risks we assume under the contracts, namely:
- Mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts. If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Administrative Expense Charge

Maximum Amount. 0.25% on an annual basis of the amount invested in the subaccounts.

The administrative expense charge currently assessed is shown in the "**FEE TABLE**"; however, we reserve the right to charge up to the maximum amount shown above.

When/How. We deduct this fee daily during the accumulation phase from your account value held in the subaccounts corresponding to the funds you select. We do not currently deduct this fee during the income phase, although we reserve the right to do so. If we are imposing this fee under the contract when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This charge helps defray the cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

MGWB Endorsement Charge (certain SUNY Voluntary Plan Contracts only)

Maximum Amount. We charge this fee only if you elected to purchase the MGWB Endorsement, which was only available prior to April 29, 2011. The maximum annual charge for the MGWB Endorsement is 1.20% of the MGWB Base, deducted as a quarterly charge of 0.30%. The current annual charge for the MGWB Endorsement is shown in the "**FEE TABLE**"; however, we reserve the right to charge up to the maximum amount shown above.

Please see "OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT – Calculating the Minimum Guaranteed Withdrawal Benefit Base" for how and when the MGWB Base is calculated.

When/How. We deduct this fee on each quarterly endorsement anniversary date from the portion of the eligible account value invested in the subaccounts in the same proportion that this amount bears to the total eligible account value invested in all subaccounts. While we do not deduct this charge from amounts invested in any fixed interest option, the charge is calculated as a percentage of the MGWB Base, which includes amounts you have invested in the fixed interest options. If the amount invested in the subaccounts is insufficient to satisfy any portion of the MGWB Endorsement Charge on a quarterly endorsement anniversary date, we reserve the right to deduct any remaining MGWB Endorsement Charge on the next business day in which you have amounts invested in the subaccounts sufficient to satisfy the remaining charge.

A "quarterly endorsement anniversary date" is the date three months from the date the MGWB Endorsement becomes effective (the "endorsement date") that falls on the same date of the month as the endorsement date. For example, if the endorsement date is February 12, the quarterly endorsement anniversary date is May 12. If there is no corresponding date in the month, the quarterly endorsement anniversary date will be the last date of such month. If the quarterly endorsement anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day. An "endorsement anniversary" is the date one calendar year from the endorsement date, and each date thereafter that is the same date and month as the endorsement date. We call the consecutive one year period starting on the endorsement date and each endorsement anniversary and ending on the date before the next endorsement anniversary an "endorsement year."

In addition, a pro rata portion of the quarterly charge will be deducted upon a full surrender of the eligible account value, upon cancellation of the MGWB Endorsement, and upon the application of the eligible account value to an income phase option.

Purpose. The fee compensates us for the insurance risks we take in providing the guaranteed withdrawals available under the MGWB Endorsement. If the amount we deduct for this fee is not enough to cover the costs of these risks, we will bear the loss, while if the amount we deduct for this fee exceeds such risks, we will earn a profit from this fee. We do not expect to earn a profit from this fee.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the **"FEE TABLE – *Fund Fees and Expenses*"** section, each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2016, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- Fidelity Investments[®]
- American Funds[®]
- OppenheimerFunds, Inc.
- Franklin[®] Templeton[®] Investments
- Columbia Wanger Asset Management
- PIMCO Funds
- Lord Abbett Funds
- Invesco Investments
- AMG Funds

- American Century Investments[®]
- Pioneer Investments[®]
- Calvert Funds
- Parnassus Investments[®]
- Loomis Sayles Funds
- Delaware Investments[®]
- J.P. Morgan Funds
- Victory Funds
- American Beacon Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2016, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Charges for Advisory Services

We reserve the right to deduct from a participant's account, upon authorization from the participant, any advisory and other fees due under an independent advisory services agreement between the participant and an investment adviser. Advisory fees will be deducted on a proportional basis from the subaccounts that invest in the funds used in the allocation model selected by the participant under the advisory services agreement. Any set-up fees may be deducted on a proportional basis from all of the funds in which the participant is invested.

Premium and Other Taxes

Currently, there is no premium tax on annuities under New York regulations. If the state does impose a premium tax, it would be deducted from the amount applied to an income phase payment option. We reserve the right to deduct a charge for state premium tax from the purchase payment(s) or from the account value at any time, but no earlier than when we have a tax liability under state law.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "FEDERAL TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Deductions, if any, from the fixed interest options (e.g., withdrawals, fees); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value ("AUV"). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge. **We discuss these deductions in more detail in "FEE TABLE" and "FEES."**

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations, equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation, minus;
- The net assets of the fund held by the subaccount at the preceding valuation, plus or minus;
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge and any other fees deducted daily from investments in the separate account. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE, the applicable AUV's are $10 for Subaccount A and $25 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.

Step 1: You make an initial contribution of $5,000.

Step 2:

- You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
- You direct us to invest $2,000 in Fund B. The purchase payment purchases 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or "NAV").



The fund's subsequent investment performance, expenses and charges and the daily charges deducted from the subaccount will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Any subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed as of the close of the NYSE on that day. The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed after the close of the NYSE on the next business day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, you may transfer amounts among the variable investment options. Except as may be required under our Excessive Trading Policy, you may make a transfer request by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract and your plan. **Contact Customer Service at the telephone number listed in "CONTRACT OVERVIEW – Questions: Contacting the Company" for information on how to initiate transfers among the variable investment options and for the electronic medium(s) currently available. Transfers from fixed interest options are restricted as outlined in APPENDIX II and APPENDIX III.**

Value of Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participants in such products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges").

Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participants transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Asset Rebalancing Program. This program allows you to have your account value invested in the variable investment options automatically reallocated to specified percentages on a scheduled basis. There is no additional charge for this service. Account values invested in the GAA and/or the Fixed Plus Account are not eligible to be rebalanced. You may have your account value invested in the GAA and/or the Fixed Plus Account and also participate in this program; however, you will not be able to participate in this program if current investment allocations for new contributions are allocated to the GAA and/or the Fixed Plus Account.

You may elect to participate in the Asset Rebalancing Program by accessing your account online at www.voyaretirementplans.com or by contacting the Service Center at 1-800-584-6001.

The Company may change or discontinue the Asset Rebalancing Program at any time.

WITHDRAWALS

Making a Withdrawal. Subject to the Tax Code withdrawal restrictions described below, the rules of your plan, and the limitations/restrictions on withdrawals from the fixed interest options (see **APPENDIX II** and **APPENDIX III**) you may withdraw all or a portion of your account value at any time during the accumulation phase, except for a distribution due to a financial hardship as defined by the plan. Your plan administrator must certify that you are eligible, both as to the timing and form of distribution.

Steps for Making a Withdrawal. You must:
- Select the withdrawal amount.
  - o Full Withdrawal: You will receive, reduced by any required tax and redemption fees, if applicable, your account value allocated to the subaccounts, the GAA (plus or minus any applicable market value adjustment) and the amount available for withdrawal from the Fixed Plus Account; or
  - o Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, tax penalties and redemption fees, if applicable, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge and any positive or negative market value adjustment for amounts withdrawn from the GAA. The amounts available from the Fixed Plus Account may be limited;
- Select Investment Options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to Customer Service at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

For a description of limitations on withdrawals from the Fixed Plus Account, see APPENDIX II.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE. We pay withdrawal amounts based on your account value either:
- As of the next valuation after we receive a request for withdrawal in good order at Customer Service, or
- On such later date as specified on the disbursement form (as allowed under our administrative procedures).

> **Taxes, Fees and Deductions**
>
> Amounts withdrawn may be subject to one or more of the following:
> - **Early Withdrawal Charge (SUNY Voluntary Plan Contracts only) (see "FEES – Early Withdrawal Charge")**
> - **Optional Minimum Guaranteed Withdrawal Benefit Endorsement Charge (certain SUNY Voluntary Plan Contracts only) (see "FEES – MGWB Endorsement Charge")**
> - **GAA Market Value Adjustment (see APPENDIX I)**
> - **Fund Redemption Fees (see "FEES – Fund Redemption Fees")**
> - **Tax Withholding (see "FEDERAL TAX CONSIDERATIONS")**
> - **Tax Penalty (see "FEDERAL TAX CONSIDERATIONS")**
>
> To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call Customer Service at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:
- Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following:
  - ▷ Salary reduction contributions made after December 31, 1988;
  - ▷ Earnings on those contributions; and
  - ▷ Earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals). Other withdrawals may be allowed as provided for under the Tax Code or regulations.
- The contract may require that the contract holder certify that you are eligible for the distribution.

Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See "FEDERAL TAX CONSIDERATIONS – Taxation of Qualified Contracts – Distributions – Eligibility – 403(b) Plans."**

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, the payment will be sent no later than seven calendar days following our receipt of the disbursement form in good order at Customer Service.

Reinvestment Privilege. The contracts allow the one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based upon the subaccount values next computed following our receipt of your request and the amount to be reinvested. Provided all options are available, we will reinvest in the same investment options and proportions in place at the time of withdrawal. If an investment option is closed or otherwise no longer available, amounts to be allocated to any such option will be reinvested in a replacement option as directed by your plan sponsor. If your plan sponsor has not designated a replacement option, unless we receive alternative allocation instructions, amounts that would have been reinvested in the investment option that is closed or unavailable may be automatically allocated among the other available investment options according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available investment options, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Special rules apply to reinstatements of amounts withdrawn from the GAA. See **"APPENDIX I."** Seek competent advice regarding the tax consequences associated with reinstatement.

Employer Directed Withdrawals. If permitted by the plan, we may, at the contract holder's direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT (Certain SUNY Voluntary Contracts Only)

General. The Minimum Guaranteed Withdrawal Benefit Endorsement ("MGWB Endorsement") was only available through the SUNY Voluntary Plan contracts and is no longer available for purchase. If you elected to purchase this endorsement prior to April 29, 2011, the MGWB Endorsement generally guarantees that you may withdraw specified amounts from your account each calendar year. Depending upon the option you select, these withdrawals may be guaranteed for a defined period or for your life. The MGWB Endorsement may also provide for guaranteed payments in the event your eligible account value is reduced to zero, subject to the terms, conditions and limitations noted below.

Any date required by this endorsement that falls on a date when the NYSE is closed for trading will be applied as of the next date the NYSE is open.

The MGWB Endorsement may not have been available for all investors. If you purchased the MGWB Endorsement before April 29, 2011, in order to be eligible for a withdrawal, you must otherwise qualify for withdrawals under the terms of the Tax Code and your retirement plan. The MGWB Endorsement guarantees withdrawals up to a specified amount each calendar year. It does not guarantee any return of principal or purchase payments, nor does it guarantee performance of any specific fund under the contract. The MGWB Endorsement has no cash surrender value. You should consult a financial, tax and/or legal adviser when evaluating the MGWB Endorsement.

Applicability. The MGWB Endorsement was not available in connection with Roth 403(b) accounts. Amounts in a Roth 403(b) account, if available, are not used to determine the MGWB Base, and any purchase payments contributed as Roth 403(b) after-tax salary reductions are not included as eligible purchase payments for purposes of the MGWB Endorsement. In addition, withdrawals from Roth 403(b) accounts are disregarded for purposes of the MGWB Endorsement. The MGWB Endorsement is not applicable to amounts invested in or contributed to the 403(b)(7) mutual fund program that may be offered by us under your plan. Any transfers from investment options offered under the SUNY Voluntary Plan contract to any investment option offered under our 403(b)(7) mutual fund program will be treated as a withdrawal and will cause the MGWB Endorsement to enter into the Withdrawal Phase. Once the MGWB Endorsement has entered the Withdrawal Phase, any such transfer from investment options offered under the SUNY Voluntary Plan contract to any investment option offered under our 403(b)(7) mutual fund program will also be treated as a withdrawal, as described in **"Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base"** below.

Charges for the MGWB Endorsement. The maximum annual charge for the MGWB Endorsement is 1.20% of the MGWB Base, deducted as a quarterly charge of 0.30%. The current annual charge for the MGWB Endorsement is 0.40% of the MGWB Base, deducted as a quarterly charge of 0.10%. **See "FEES – MGWB Endorsement Charge."**

Overview of the MGWB Endorsement. The MGWB Endorsement has two phases. The first phase, called the "Growth Phase," begins on the endorsement date and ends as of the business day before the first partial withdrawal is taken. The second phase is called the "Withdrawal Phase." This phase begins as of the date you take the first partial withdrawal of any kind under the contract while the MGWB Endorsement is in effect. During the accumulation phase under the contract, the MGWB Endorsement may be in either the Growth Phase or the Withdrawal Phase. During both the Withdrawal Phase and the Growth Phase, we require that your eligible account value be allocated in accordance with certain limitations. **See "Investment Option Restrictions" below.**

At the time you decide to take your first partial withdrawal from the contract (thereby triggering the Withdrawal Phase), you must elect one of two endorsement withdrawal options. These options determine the benefits you may receive under the MGWB Endorsement, and are in part restricted based upon your age on the date the Withdrawal Phase begins, as follows:

- **If you are between age 50 and 54 on the date the Withdrawal Phase begins**, you may only elect endorsement withdrawal option A; and
- **If you are age 55 or over on the date the Withdrawal Phase begins,** you may select between endorsement withdrawal option A and endorsement withdrawal option B.

Once an endorsement withdrawal option is selected, it may not be changed.

Endorsement Withdrawal Options. Before entering the Withdrawal Phase by taking a partial withdrawal, you must elect an endorsement withdrawal option. If you purchase the MGWB Endorsement at a time when you have elected a systematic distribution option under the contract (**see "SYSTEMATIC DISTRIBUTION OPTIONS"**), and you do not terminate the systematic distribution option at the time the MGWB Endorsement is elected, the Withdrawal Phase will begin with your next scheduled systematic distribution, and you therefore must elect an endorsement withdrawal option. You should carefully consider the impact an existing systematic distribution option will have on the MGWB Endorsement withdrawal options before electing the MGWB Endorsement. Election of the endorsement withdrawal option must be received in good order and must accompany your partial withdrawal request, as permitted by your plan.

When electing an endorsement withdrawal option, you should compare the benefits available under each option with those otherwise available through the income phase payment options available under your contract. Once an endorsement withdrawal option has been elected, it cannot be changed.

The available endorsement withdrawal options are as follows:

Endorsement Withdrawal Option	Age on the date Withdrawal Phase begins	Maximum Annual Withdrawal Percentage
A (Non Life)	50+	7%
B (Life)	55-64	4%
	65+	5%

Under endorsement withdrawal option A, the Maximum Annual Withdrawal Percentage ("MAW Percentage") is 7% (**see "Calculating the Maximum Annual Withdrawal" below**), and in the event the MGWB Endorsement enters Automatic Periodic Benefit Status, MGWB Periodic Payments will continue only until the MGWB Remaining Guaranteed Balance is reduced to zero, at which point all benefits under the MGWB Endorsement will end. **See "Automatic Periodic Benefit Status" and "MGWB Periodic Payments" below**.

Under endorsement withdrawal option B, the MAW Percentage is 4% if you are between age 55 and 64 on the date the Withdrawal Phase begins and 5% if you are age 65 or older on the date the Withdrawal Phase begins (**see "Calculating the Maximum Annual Withdrawal" below**); however, in the event the MGWB Endorsement enters Automatic Periodic Benefit Status, MGWB Periodic Payments will continue for your lifetime, even if the MGWB Remaining Guaranteed Balance is reduced to zero. **See "Automatic Periodic Benefit Status" and "MGWB Periodic Payments" below.**

Calculating the Minimum Guaranteed Withdrawal Benefit Base. In order to determine the amount you may withdraw under the MGWB Endorsement (**see "Calculating the Maximum Annual Withdrawal" below**), we first determine the Minimum Guaranteed Withdrawal Benefit Base ("MGWB Base"). The initial MGWB Base is equal to your eligible account value on the date of the MGWB Endorsement (the "endorsement date"). During the Growth Phase, the MGWB Base is recalculated on each endorsement anniversary for a maximum of 10 years following the endorsement date. For example, if the endorsement date is March 1, 2011, the MGWB Base will be recalculated on March 1, 2012, and on each March 1 up to and including March 1, 2021. We call the date that the MGWB Base is recalculated the "ratchet date." The minimum initial MGWB Base is $25,000; the maximum MGWB Base is $1,000,000 (or such greater amount as we may otherwise allow), including any transfer or rollover amounts we receive within 12 months of the endorsement date. The subsequent maximum MGWB Base on any ratchet date is limited to $5,000,000. We call the amount in excess of these limits "ineligible purchase payments." For purposes of this calculation, we call any salary deferral amounts received during the Growth Phase and any transfer/rollover amounts received within the first 12 months from the endorsement date (during the Growth Phase) as "eligible purchase payments."

As of each ratchet date, the MGWB Base equals the greater of:
- The current MGWB Base; or
- Your current eligible account value, less any ineligible purchase payments.

On any other date, the MGWB Base equals:
- The MGWB Base on the previous ratchet date; plus
- Any eligible purchase payments applied since the previous ratchet date.

For purposes of calculating the MGWB Base on or prior to the first ratchet date, the endorsement date will be treated as the previous ratchet date for this calculation.

During the Withdrawal Phase, the MGWB Base is recalculated to reflect any election to exercise the MGWB Reset Option and to reflect any adjustments for partial withdrawals that cause the Maximum Annual Withdrawal to be exceeded. **See "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base" below.**

Calculating the Maximum Annual Withdrawal. The Maximum Annual Withdrawal ("MAW") is the maximum amount that may be withdrawn from your eligible account value in any calendar year that the MGWB Endorsement is in effect, without reducing the MGWB Endorsement benefit guarantee in future years. The MAW is generally determined by multiplying the MAW Percentage (**see "Endorsement Withdrawal Options" above**) by the MGWB Base as of the date the MAW is determined.

The initial MAW is determined on the last day of the Growth Phase, by multiplying:
- The applicable MAW Percentage, based upon your age and the endorsement withdrawal option you select (**see "Endorsement Withdrawal Options" above**); by
- The MGWB Base as of that date.

Once determined, neither the endorsement withdrawal option nor the MAW Percentage may be changed.

Thereafter, the MAW will be recalculated each time the MGWB Base is increased or decreased (**see "Calculating the Minimum Guaranteed Withdrawal Benefit Base" above and "MGWB Reset Option" below**), so as to equal the MAW Percentage multiplied by the newly recalculated MGWB Base.

Calculating the MGWB Remaining Guaranteed Balance. The "MGWB Remaining Guaranteed Balance" is the amount guaranteed to be available for withdrawal from your eligible account value over time, while the MGWB Endorsement is in effect.

During the Growth Phase, the MGWB Remaining Guaranteed Balance is equal to the MGWB Base.

During the Withdrawal Phase, the MGWB Remaining Guaranteed Balance will be recalculated at the time of each withdrawal, at the time the MGWB Reset Option is exercised, and at the time any endorsement benefits are paid. **See "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base," "MGWB Periodic Payments," and "MGWB Reset Option" below.**

In the event you have elected endorsement withdrawal option A (non life) and the MGWB Remaining Guaranteed Balance is reduced to zero, the MGWB Endorsement will terminate and no additional endorsement benefits will be paid.

Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base. Depending upon the amount of the withdrawal, a partial withdrawal can impact the value of the MGWB Remaining Guaranteed Balance and the MGWB Base. All amounts withdrawn, with the exception of any amounts withdrawn from a Roth 403(b) account, will be considered in determining the impact of the withdrawal on the MGWB Remaining Guaranteed Balance and the MGWB Base. Note that amounts that may have been classified as ineligible purchase payments will also be considered in determining the impact of the withdrawal on the MGWB Remaining Guaranteed Balance and the MGWB Base.

Withdrawals during each calendar year that cumulatively do not exceed the then-applicable MAW will decrease the MGWB Remaining Guaranteed Balance by the amount of each withdrawal, but will not result in a recalculation of the MGWB Base. **See APPENDIX V – Example 1.**

Any withdrawal that causes the cumulative withdrawals for the current calendar year to exceed the MAW will immediately reduce the MGWB Remaining Guaranteed Balance and the MGWB Base to the lesser of:
- The MGWB Remaining Guaranteed Balance immediately prior to the withdrawal minus the amount of the withdrawal; or
- Your eligible account value immediately after the withdrawal.

See APPENDIX V – Example 2.

For purposes of determining whether the MAW has been exceeded, and the value of the MGWB Remaining Guaranteed Balance, the amount of any withdrawal from the GAA will be the withdrawal amount reduced by any negative MVA, but not increased by any positive MVA. See **APPENDIX V – Example 3. See also "Withdrawals from the GAA" below; APPENDIX I; and the GAA prospectus.**

Similarly, for purposes of determining whether the MAW has been exceeded and the value of the MGWB Remaining Guaranteed Balance, the amount of any withdrawal will be the amount after deduction of any early withdrawal charge. **See APPENDIX V – Example 3. See also "Early Withdrawal Charges" below.**

Withdrawals will be taken on a pro rata basis from each variable and fixed investment option unless you direct otherwise. Withdrawals not taken on a pro rata basis as well as any withdrawal from a Fixed Allocation Investment Option, whether or not taken on a pro rata basis, may result in MGWB Rebalancing. **See "Investment Option Restrictions" below.**

Early Withdrawal Charges. Amounts withdrawn up to the MAW are not subject to early withdrawal charges. Amounts withdrawn in excess of the MAW are subject to any applicable early withdrawal charges.

Withdrawals from the GAA. Amounts withdrawn from the GAA are subject to any applicable market value adjustment ("MVA"). **See APPENDIX I and the GAA prospectus.**

Required Minimum Distributions. To the extent a withdrawal is taken to satisfy the Required Minimum Distribution ("RMD") rules of the Tax Code applicable to your account, and such withdrawal exceeds the MAW for a specific calendar year, the withdrawal will not cause a recalculation of the MGWB Remaining Guaranteed Balance or the MGWB Base, subject to the following rules:

- If, on the first business day of any calendar year, a participant's RMD for that calendar year, applicable to that participant's eligible account value, is greater than the MAW on that date, an Additional Withdrawal Amount will be set on that date to be equal to that portion of the RMD that exceeds the MAW. Otherwise, the Additional Withdrawal Amount will be set to zero;
- Any withdrawals taken in a calendar year will count first against the MAW for that calendar year;
- Once the MAW for the then-current calendar year has been taken, additional amounts withdrawn in excess of the MAW will count against and reduce any Additional Withdrawal Amount and are not considered withdrawals that exceed the MAW;
- Withdrawals that exceed the Additional Withdrawal Amount will reduce the MGWB Base and MGWB Remaining Guaranteed Balance, as described in "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base" above. This will cause a recalculation of the MAW as described in "Calculating the Maximum Annual Withdrawal" above; and
- The Additional Withdrawal Amount is set to zero at the end of each calendar year and remains at zero until it is recalculated the following calendar year. The Additional Withdrawal Amount, when recalculated, will not include your RMD for a calendar year, or any portion thereof, which may otherwise be taken after the calendar year's end. **Therefore, the timing of taking your RMD is important in preserving the maximum benefit of the MGWB Endorsement.**

See APPENDIX V – Example 4.

Special rules may apply to withdrawals from certain investment options. **See "Investment Option Restrictions" below.**

Automatic Periodic Benefit Status. As indicated in the Endorsement Withdrawal Options section above, if your eligible account value is reduced to zero (other than by a withdrawal that exceeds the MAW) while the MGWB Endorsement is in effect, the MGWB Endorsement will enter Automatic Periodic Benefit Status and MGWB Periodic Payments will be paid in accordance with the endorsement withdrawal option you have elected. **See "MGWB Periodic Payments" below.**

If your eligible account value is reduced to zero by a withdrawal that exceeds the MAW, your account and the MGWB Endorsement will terminate. In addition, all provisions of the contract will terminate with the exception of any provisions relating to a Roth 403(b) account. Such provisions will continue to apply with respect to the Roth 403(b) account value only.

When the MGWB Endorsement enters Automatic Periodic Benefit Status, the impacted participant account is modified as follows:

- Except for provisions relating to a Roth 403(b) account, no other benefits under the contract apply, other than as provided under the MGWB Endorsement;
- No additional purchase payments will be accepted, except purchase payments made to a Roth 403(b) account;
- Any other endorsements will terminate unless otherwise specified under the applicable endorsement or except to the extent that the MGWB Endorsement is applicable to the value in a Roth 403(b) account; and
- The impacted participant account (other than a Roth 403(b) account) and the MGWB Endorsement will terminate at the earliest of:
  - ▷ Under endorsement withdrawal option A (non life), payment of the final MGWB Periodic Payment; or
  - ▷ Payment of the MGWB Death Benefit (**see "MGWB Death Benefit" below**).

If a participant is not receiving payments under a systematic distribution option at the time the MGWB Endorsement enters Automatic Periodic Benefit Status and the MAW exceeds the partial withdrawals for that endorsement year (including the partial withdrawal that caused the MGWB Endorsement to enter Automatic Periodic Benefit Status), the excess of the MAW over such partial withdrawals will be paid immediately to the participant.

MGWB Periodic Payments. Upon entering Automatic Periodic Benefit Status, you will begin to receive MGWB Periodic Payments equal to the MAW on the date the MGWB Endorsement enters such status. Unless you are receiving periodic payments under a systematic distribution option at the time Automatic Periodic Benefit Status begins, you will receive MGWB Periodic Payments annually. If you are receiving periodic payments under a systematic distribution option, MGWB Periodic Payments will begin with the next scheduled payment under this option and will be made at the same frequency in equal amounts such that the sum of all payments in each calendar year will equal the annual MGWB Periodic Payment.

Once you have entered Automatic Periodic Benefit Status, MGWB Periodic Payments will continue in accordance with the endorsement withdrawal option you have selected (**see "Endorsement Withdrawal Options" above**). In the event you elected endorsement withdrawal option A (non life) and the MGWB Remaining Guaranteed Balance is less than or equal to the MAW at the time an MGWB Periodic Payment is due, that payment will equal the MGWB Remaining Guaranteed Balance and will be the final MGWB Periodic Payment.

MGWB Death Benefit. If you die while the MGWB Endorsement is in Automatic Periodic Benefit Status, MGWB Periodic Payments will end and to the extent an MGWB Remaining Guaranteed Balance remains under the MGWB Endorsement it will be payable as the MGWB Death Benefit. The MGWB Death Benefit will be payable in one lump-sum to the person or persons entitled to death benefit proceeds under the contract.

MGWB Reset Option. While the MGWB Endorsement is in the Withdrawal Phase, you may elect to reset the MGWB Base and the MGWB Remaining Guaranteed Balance to your eligible account value on the date we receive the reset request in good order. Any additional MAW amount resulting from the reset may be withdrawn during the remainder of that calendar year.

The MGWB Reset Option is subject to the following requirements:
- We must receive your reset request in good order at the Service Center on or prior to an applicable reset option date;
- A reset may only be elected on a reset option date stated in your MGWB Endorsement schedule;
- Your eligible account value must be greater than the MGWB Base; and
- Your eligible account value must not have reached the maximum MGWB Base.

Currently, the reset option date is the first endorsement anniversary following the first day the MGWB Endorsement enters the Withdrawal Phase and occurring every 12 months thereafter.

If the MGWB Reset Option is exercised we may, at our discretion, increase or decrease the MGWB Endorsement Charge at the time of such exercise; however, it will never exceed the maximum MGWB Endorsement Charge shown in "MGWB Endorsement Charge" above. If we issued the MGWB Endorsement in this form as of the reset option date, the MGWB Endorsement Charge at time of reset will not exceed the charge then in effect for MGWB Endorsements issued prior to April 29, 2011, as of the current MGWB Endorsement's reset option date. In addition, upon reset, the MGWB Endorsement will become subject to any investment option restrictions then in effect for MGWB Endorsement issued at the time of reset.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you with guaranteed withdrawals (subject to the terms and conditions described in this prospectus), we require that your eligible account value be allocated in accordance with certain limitations. In general, to the extent you choose not to invest in Accepted Investment Options, we require that at least 25% of your eligible account value not so invested be invested in the Fixed Allocation Investment Options. We will require this allocation regardless of your investment instructions to the contrary as described below.

While the MGWB Endorsement is in effect, eligible account value allocated to investment options other than Accepted Investment Options will be rebalanced so as to maintain at least 25% of such eligible account value in the Fixed Allocation Investment Options. **See "MGWB Rebalancing" below.**

Accepted Investment Options. Currently, the only Accepted Investment Option is the VY® Invesco Equity and Income Portfolio. We may designate newly available investment options as Accepted Investment Options or reclassify any existing investment options as Accepted Investment Options.

Conditional Investment Options. Conditional Investment Options consist of the following three categories:

- **Fixed Allocation Investment Options:** Currently, the Fixed Allocation Investment Options are the Voya Fixed Account, the Voya Intermediate Bond Portfolio and the GAA. We may add newly-available investment options as Fixed Allocation Investment Options;
- **Restricted Investment Options:** Currently, there are no investment options designated as Restricted Investment Options. Transfers or deposits into Restricted Investment Options are not permitted while the MGWB Endorsement is in effect. We may in the future designate newly-available investment options as Restricted Investment Options; and
- **Other Investment Options:** We call any investment not designated as a Fixed Allocation Investment Option, Restricted Investment Option or Accepted Investment Option an "Other Investment Option." Other Investment Options are subject to restrictions as to the amount of eligible account value that may be invested or transferred into such investment options.

Fixed Rebalancing Investment Option. The Voya Intermediate Bond Portfolio is designated as the Fixed Rebalancing Investment Option.

MGWB Rebalancing. If, on any MGWB Rebalancing Date (defined below), your eligible account value invested in the Fixed Allocation Investment Options is less than 25% of your eligible account value invested in the Conditional Investment Options, we will automatically rebalance your eligible account value allocated to the Conditional Investment Options so that 25% of this amount is allocated to the Fixed Allocation Investment Options. Any amount so rebalanced will be allocated to the Fixed Rebalancing Investment Option. Accepted Investment Options are excluded from MGWB Rebalancing. MGWB Rebalancing is done on a pro rata basis from the Other Investment Options to the Fixed Rebalancing Investment Option and will be the last transaction processed on that date.

The MGWB Rebalancing Dates are as follows:
- The endorsement date and any endorsement anniversary;
- Any day on which you withdraw amounts from the Fixed Allocation Investment Options;
- Any day on which you transfer or reallocate amounts from the Fixed Allocation Investment Options, whether such transfer or reallocation is automatic or directed by you; and
- Any day on which we receive transfer/rollover amounts that are considered eligible purchase payments under the MGWB Endorsement.

See APPENDIX VI.

MGWB Rebalancing will not occur on an MGWB Rebalancing Date if you are entirely invested in Accepted Investment Options or if at least 25% of your eligible account value invested in the Conditional Investment Options is allocated to the Fixed Allocation Investment Options.

MGWB Rebalancing is separate from any other automatic rebalancing under the contract. However, if another automatic rebalancing option under the contract causes your allocations to be out of compliance with the investment option restrictions noted above, MGWB Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations.

In certain circumstances MGWB Rebalancing may result in a reallocation into the Fixed Rebalancing Investment Option even if you have not previously been invested in it. **See APPENDIX VI. By electing to purchase the MGWB Endorsement, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Rebalancing Investment Option.**

Cancellation of the MGWB Endorsement. You may cancel the MGWB Endorsement on the fifth endorsement anniversary, on the tenth endorsement anniversary or on any endorsement anniversary thereafter by providing us written notice in good order at the Service Center on or prior to the applicable endorsement anniversary.

Other than as provided under "Automatic Periodic Benefit Status" above, the MGWB Endorsement will automatically terminate on the next valuation following the occurrence of the following:

- The MGWB Guaranteed Remaining Balance is reduced to zero (if a non life endorsement withdrawal option was elected);
- The contract is terminated in accordance with contractual provisions;
- You initiate a loan;
- You initiate income phase payments; or
- You die.

The MGWB Endorsement has no cash surrender value or other non-forfeiture benefits upon termination.

Federal Tax Considerations. We currently treat any amounts paid to you under the MGWB Endorsement while in Automatic Periodic Benefit Status as income phase payments rather than withdrawals.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of a contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. In addition, for the employer account and certain employee accounts, except for a distribution due to a financial hardship as defined by the plan, the contract holder must provide written certification that the distribution is in accordance with the terms of the plan. To determine what systematic distribution options are available, contact the Customer Service at the telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

The systematic distribution options currently available under a contract include the following:

- **SWO – Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who want a periodic income while retaining investment flexibility for amounts accumulated under a contract. This option may not be available if you have an outstanding loan; and
- **ECO – Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO, we calculate the minimum distribution amount required by law at the later of age 70½ or retirement and pay you that amount once a year.

> **Features of a Systematic Distribution Option**
> A systematic distribution option allows you to receive regular payments from your account, without moving into the income phase. By maintaining your account in the accumulation phase, certain rights and flexibility are retained and any accumulation phase fees may apply. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or from the Company at Customer Service.

Availability of Systematic Distribution Options. The Company reserves the right to discontinue the availability of a systematic distribution option and/or change the terms of future elections. If we discontinue the availability of a systematic distribution option, we will continue to make payments to those participants who elected that option prior to the date it became unavailable.

Terminating a Systematic Distribution Option. Once a systematic distribution option is elected, you may revoke it at any time by submitting a written request to Customer Service at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Any revocation will apply only to the amount not yet paid. Once an option is revoked for an account, it may not be elected again until the next calendar year, nor may any other systematic distribution option be elected unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

LOANS

Availability. You may take out a loan from your account value during the accumulation phase. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code, ERISA (if applicable), your plan or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by telephone or, where applicable, electronically. **Contact Customer Service at the telephone number listed in "CONTRACT OVERVIEW – Questions: Contacting the Company" for information on how to request a loan.** Read the terms of the loan agreement before submitting any request.

Loan Interest. Under the SUNY ORP contract, interest will be charged on loan amounts. The difference between the rate charged and the rate credited on the loans under the SUNY ORP contract is currently 2.50% (i.e., a 2.50% loan interest rate spread). The loan interest rate spread is retained by the Company. The loan interest rate spread for SUNY Voluntary Plan contracts is 0.0%, meaning the amount of interest charged, if any, is equal to the amount credited.

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary you name for your account. The designated beneficiary may be changed at any time. Such change will not become effective until a request in good order is received by us. **Contact Customer Service at the telephone number listed in "CONTRACT OVERVIEW – Questions: Contacting the Company" for information on how to initiate a beneficiary change.** In the event there is no beneficiary designated on your account, the death benefit will be payable to your estate.

> This section provides information about the accumulation phase. **For death benefit information applicable to the income phase see "INCOME PHASE."**

During the Accumulation Phase

Payment Process:
- Following your death, your beneficiary must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and a payment request in good order at Customer Service at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death and no distribution will be made.

Benefit Payment Options. If you die during the accumulation phase of your account, the following payment options are available to your beneficiary, if allowed by the Tax Code:
- Lump-sum payment;
- Payment in accordance with any of the available income phase payment options. **See "INCOME PHASE –** *Income Phase Payment Options*"; or
- Payment in accordance with an available systematic distribution option (subject to certain limitations). **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

The beneficiary may also leave the account value invested in the contract, subject to Tax Code limits on the length of time amounts may remain invested and subject to market fluctuation.

The Value of the Death Benefit. The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and a death claim in good order. Interest on amounts invested in the fixed interest options, if any, will be paid from the date of death at a rate no less than required by law. For amounts held in the GAA, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. We will not apply a negative aggregate market value adjustment in connection with the payment of a death benefit, regardless of when the request for payment is made. **We describe the market value adjustment in APPENDIX I and in the GAA prospectus.**

The contracts provide a guaranteed death benefit that can be elected within the first six months after your death. A beneficiary who (i) elects an income phase payment option; (ii) takes a total distribution of the account; or (iii) if the beneficiary is your spouse, registers the account in his or her name, may elect to receive the guaranteed death benefit provided he or she has notified the Company of such election within six months after the participant's death. The guaranteed death benefit is the greater of A or B, where:

A Is the sum of payments (minus any applicable premium tax) made to your account, minus a dollar for dollar adjustment for amounts withdrawn, taken as a loan or applied to an income phase payment option from your account; or

B Is your account value, minus any outstanding loan balance, and plus any positive aggregate market value adjustment that applies to amounts allocated to the GAA on the date that notice of death and request for payment or notice of election of the death benefit are received in good order at Customer Service.

For accounts established on or after February 1, 2004, the adjustment for amounts withdrawn, taken as a loan or applied to an income phase payment option from your account in (A) above will be proportionate (i.e., the sum of payments will be reduced in the same proportion that the account value was reduced on the date of the withdrawal or application to an income phase payment option), if it would result in a higher death benefit.

A beneficiary may not make this election after he or she has initiated income phase payments or has taken a total account distribution.

If the amount of (A) is greater than the amount in (B), the Company will deposit to the account the amount by which the death benefit exceeds the account value. The amount paid to the beneficiary will equal the account value on the date the payment request is processed. The amount paid to the beneficiary may be more or less than the amount of the death benefit determined in (A) when the notice of death was received.

If the beneficiary's election of the death benefit is made more than six months after your death, the death benefit will be equal to the account value plus any positive aggregate market value adjustment.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. At least 30 days prior to the date you want to start receiving income phase payments, you must notify us in writing of the following:
- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

We may have used the following terms in prior prospectuses:

- **Annuity Phase** – Income Phase

- **Annuity Option** – Payment Option

- **Annuity Payment** – Income Phase Payment

- **Annuitization** – Initiating Income Phase Payments

The account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump-sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payment amounts do not vary over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available during the income phase. You may make up to 12 transfers per calendar year among available variable investment options. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase. For information about the subaccounts available during the income phase, please contact Customer Service. For variable income phase payments, an assumed net investment rate must be selected.

Payments from Fixed Plus Account Values. If a nonlifetime income phase payment option is selected, only fixed income phase payments may be made from amounts held in the Fixed Plus Account during the accumulation phase.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3.50%. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.50% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the SAI by calling the Company. **See "CONTRACT OVERVIEW – Questions: Contacting the Company."**

Required Minimum Payment Amounts. The income phase payment option selected must result in one or both of the following:
- A first income phase payment of at least $20; or
- Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you must elect a lump-sum payment.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables on the following page), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. We may also deduct a daily administrative charge of 0.25% annually from amounts held in the subaccounts. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the payment request in good order at the following address:

Customer Service
Voya Retirement Insurance and Annuity
P.O. Box 990063
Hartford, CT 06199-0063

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account"** for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "FEDERAL TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Check with your plan sponsor for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:
- **Annuitant –** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary –** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for a choice of 5 to 20 years or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • This option allows a choice of 100%, 66$^{2/3}$% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** Payments end after the deaths of both annuitants.
Life Income-Two Lives-Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 60 months, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment will continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option-fixed payment only	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income payments paid.
Life Income-Two Lives-Cash Refund Option-fixed payment only	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** Payments generally may be fixed or variable and may be made for 3 to 30 years. However, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for 6 to 30 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract owner, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

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* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you attain age 95.

Lump-Sum Payment: If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump-sum. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at Customer Service.

Calculation of Lump-Sum Payments. If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments, or the 3.50% or 5.0% assumed net investment rate for variable payments).

FEDERAL TAX CONSIDERATIONS

Introduction

The contracts described in this prospectus are designed to be treated as annuities for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contracts. The U.S. federal income tax treatment of the contracts is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contracts;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contracts or transactions involving the contracts; and
- No assurance can be given that the Internal Revenue Service ("IRS") would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this section:
- **Introduction;**
- **Taxation of Qualified Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company.**

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986 (the "Tax Code") that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contracts with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

Qualified Contracts. The contracts described in this prospectus may be purchased on a tax-qualified basis (qualified contracts). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 403(b) and 414(h) of the Tax Code. **Employers or individuals intending to use the contracts with such plans should seek legal and/or advice.**

Roth Accounts. Tax Code Section 402A allows employees of public schools and certain Tax Code 501(c) organizations offering 403(b) plans to contribute after-tax salary contributions to a Roth 403(b) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contracts may be purchased with the following retirement plans and programs to accumulate retirement savings:

- **401(a) Plans.** Section 401(a) of the Tax Code permits certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees;
- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions; and
- **414(h) Plans.** Under Section 414(h) of the Tax Code, a governmental employer "picks up" plan contributions, otherwise designated as employee contributions, and the contributions are treated as employer contributions. The 414(h) contributions are excluded from the employee's taxable income and are not subject to Federal income tax withholding. Generally, the Tax Code provisions applicable to 401(a) plans are also applicable to 414(h) plans. **There is no further information specific to 414(h) plans in this prospectus.**

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contracts, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the **"INVESTMENT OPTIONS"** section of this prospectus under the heading **"Funds Available Through the Separate Account – Public Funds."** In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract, the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (e.g., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:

- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or programs, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract holders, participants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek legal and/or advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $54,000 (as indexed for 2017). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b) or Roth 403(b) plan to generally no more than $18,000 (2017). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 403(b) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 403(b) or Roth 403(b) plan of a government employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

Distributions - General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

401(a) and 403(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a rollover distribution of a pre-tax account is reported as a taxable distribution.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a) or 403(b) plan (collectively, "qualified plans") unless certain exceptions, including one or more of the following, have occurred:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distributions – Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may only occur upon:
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (contributions only, not earnings);
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Pursuant to new tax regulations, before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

Lifetime Required Minimum Distributions (401(a), 403(b) and Roth 403(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
- Under 401(a) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 403(b) and Roth 403(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2017, your entire balance must be distributed to the designated beneficiary by December 31, 2022. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status, and we may require additional documentation prior to processing any requested distribution.

401(a), 403(b) and Roth 403(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding will generally be 30% based on the individual's citizenship, the country of domicile and treaty status. We may require additional documentation prior to processing any requested distribution.

In-Plan Roth Rollovers

Tax Code Section 403(b) plans may add a "qualified Roth contribution program," under which, if available, employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 403(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the **"Qualified Distributions - Roth 403(b)"** section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Code Section 72(t) that would normally apply to distributions from a 403(b) plan to the extent such amounts are attributable to rollovers from a 403(b) plan. However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 403(b) and Roth 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Tax Consequences of Living Benefits and Enhanced Death Benefits

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a contract occurs under a minimum guaranteed withdrawal benefit rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the MGWB Endorsement could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax and/or legal adviser about the tax consequences of living benefits.

Enhanced Death Benefits. The contract offers a death benefit that may exceed the greater of purchase payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions. Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract. Please consult your tax and/or legal adviser about the tax consequences of enhanced death benefits.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker/dealer with the SEC. Voya Financial Partners, LLC is also a member of the FINRA and the Securities Investor Protection Corporation ("SIPC"). Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker/dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker/dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 7%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 3% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.50%, and may also pay asset based compensation equal to 0.10% of systematic distribution option payments, including payments under the MGWB Endorsement. **See "SYSTEMATIC DISTRIBUTION OPTIONS" and "OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT."**

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain purchase payments received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker/dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2016, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- Voya Financial Advisors, Inc.
- LPL Financial Corporation
- Regulus Advisors, LLC
- Morgan Stanley Smith Barney LLC
- Cetera Investment Services LLC
- Lincoln Financial Advisors Corporation
- Harbour Investments, Inc.
- Woodbury Financial Services, Inc.
- Kestra Investment Services, LLC
- PlanMember Securities Corporation
- American Portfolios Financial Services, Inc.
- Signator Financial Services, Inc.
- MSI Financial Services, Inc.

- GWN Securities Inc.
- Securities America, Inc.
- Sigma Financial Corporation
- NYLIFE Securities LLC
- Royal Alliance Associates, Inc.
- Geneos Wealth Management, Inc.
- First Allied Securities, Inc.
- Huckin Financial Group, Inc.
- Northwestern Mutual Investment Services, Inc.
- Ameriprise Financial Services, Inc.
- Cadaret, Grant & Co., Inc.
- Coordinated Capital Securities, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts and/or services over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request. We are not currently making any such payments in connection with the sale of these contracts; and
- At the direction of the contract owner, the Company may make payments to the contract owner, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to our Service Center in writing at the addresses provided in **"CONTRACT OVERVIEW—Questions: Contacting the Company"** or by calling 1-800-584-6001.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Transfer of Ownership; Assignment

No assignment of a contract will be binding on us unless made in writing and sent to us at Customer Service. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract owner and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee of record.

Contract Modification

We may change the contract as required by federal or state law, including any future changes necessary to maintain the contract or account as a designated Roth 403(b) annuity contract or account under the Tax Code, regulations, IRS rulings or requirements. In addition, unless we are otherwise restricted under the terms of the contract, we may, generally, upon 30 days' written notice (some provisions under the contract may require a longer notice period) to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

- On any valuation date when the NYSE is closed (except customary weekend and holidays) when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable fairly to determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling Customer Service at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account ("GAA") is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to GAA will be deposited in a nonunitized separate account established by the Company. This appendix is only a summary of certain facts about GAA. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** The Guaranteed Accumulation Account may not be available in all contracts or states, and if permitted under the contract we may close or restrict the Guaranteed Accumulation Account to current or future investment.

General Disclosure. Amounts that you invest in GAA will earn a guaranteed interest rate if amounts are left in GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in GAA, you will want to contact your representative or the Company to learn:
- The interest rate we will apply to the amounts that you invest in GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into GAA.
- The period of time your account dollars need to remain in GAA in order to earn that rate. You are required to leave your account dollars in GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with, interest rates available on fixed income investments we may buy using deposits directed to GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Fees and Other Deductions. If all or a portion of your account value in GAA is withdrawn, you may incur the following:
- Market Value Adjustment ("MVA") – as described in this appendix and in the GAA prospectus;
- Tax Penalties and/or Tax withholding – **see "FEDERAL TAX CONSIDERATIONS;"** or
- Early Withdrawal Charge - **see "FEES."**

We do not make deductions from amounts in GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment. If you withdraw or transfer your account value from GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative as follows:
- If you have elected RRP as described in **"SYSTEMATIC DISTRIBUTION OPTIONS,"** no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account;
- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into GAA.
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general, we offer the following guaranteed terms:
- Short-term – three years or fewer; and
- Long-term – ten years or less, but greater than three years.

At the end of a guaranteed term, you may:
- Transfer dollars to a new guaranteed term, if available;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. **See "Fees and Other Deductions" in this section.**

Transfer of Account Dollars. Generally, account dollars invested in GAA may be transferred among guaranteed terms offered through GAA and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. GAA cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA account dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the GAA. However, we include your account value in the GAA when determining the amount of your account value we may distribute as a loan.

Reinvesting Amounts Withdrawn from GAA. If amounts are withdrawn from GAA and then reinvested in GAA, we will apply the reinvested amount to the current deposit period. This means that the guaranteed annual interest rate and guaranteed terms available on the date of reinvestment will apply. Amounts will be reinvested proportionately in the same way as they were allocated before withdrawal. Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal. Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

MGWB Endorsement. For information regarding investing in the GAA while the MGWB Endorsement is in effect, **please see "OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT."**

Reinstating Amounts Withdrawn from the GAA. If amounts are withdrawn from the GAA and then reinstated in the GAA, we will apply the reinstated amount to the current deposit period. This means that the guaranteed annual interest rate and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

APPENDIX II
FIXED ACCOUNT
(Available through the SUNY Voluntary Plan Contracts)

The Fixed Account is an investment option that may be available during the accumulation phase under the contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. The Fixed Account is only available under installment purchase payment contracts.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees are based on the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. There may be multiple interest rates in effect under the contract at any given time.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See "FEES – Early Withdrawal Charge."**

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. There is no limit on the number of transfers that you can make out of the Fixed Account in a calendar year. However, we only allow you to transfer amounts that equal your account value in the Fixed Account multiplied by the current maximum percentage of the transfer allowed (the "window") minus any previous transfers you made from this option during the calendar year. The "window" percentage may vary from time to time but will not be less than 10% or greater than 100%. We will waive the transfer limit when your account value in the Fixed Account is $2,000 or less.

Income Phase. By notifying the Service Center at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

Contract Loans. Contract loans may be made from pre-tax account values held in the Fixed Account.

APPENDIX III
FIXED PLUS ACCOUNT
(Available through the SUNY ORP Contracts)

The Fixed Plus Account is an investment option that may be available under the contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. We credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks in determining the credited rate.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Partial Withdrawal. Partial withdrawals are limited to 20% of the amount held in the Fixed Plus Account on the day we receive a request in good order at Customer Service. The 20% limit is reduced by any Fixed Plus withdrawals, loans, transfers or income phase payments made in the last 12 months. In calculating the 20% limit, we reserve the right to include payments made through a Systematic Distribution Option.

Full Withdrawal. If the contract owner or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:
- One-fifth of the Fixed Plus Account value on the day we receive the request, reduced by any Fixed Plus Account withdrawals, transfers, loans or income phase payments made during the past 12 months;
- One-fourth of the remaining Fixed Plus Account value 12 months later;
- One-third of the remaining Fixed Plus Account value 12 months later;
- One-half of the remaining Fixed Plus Account value 12 months later; and
- The balance of the Fixed Plus Account value 12 months later.

A full withdrawal may be canceled at any time before the end of the five-payment period.

Once we receive a request for full withdrawal, no further withdrawals, loans or transfers will be permitted from Fixed Plus Account.

We will waive the above full withdrawal five-payment period and pay the amount in a lump-sum if the full withdrawal is made due to any of the following:

- Your death before income phase payments have begun;
- Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments;
- Your separation from service (provided, however, that such waiver shall not apply due to a severance from employment that would not otherwise qualify as a separation from service) and when:
  - Separation from service is documented in a form acceptable to us; and
  - The amount paid for all withdrawals due to separation from service during the previous 12 months does not exceed 20% of the average value of all employee accounts during that period; or
- Due to your financial hardship as defined in the Tax Code and when:
  - If applicable, certified by your employer; and
  - The amount paid for all withdrawals due to financial hardship the previous 12 months does not exceed 20% of the average value of all employee accounts during that period; or
- The Fixed Plus Account value is $5,000 or less.

The 20% annual limit on partial withdrawals of the Fixed Plus Account value will also be waived for the above reasons, except that a partial withdrawal waiver will not be allowed if the Fixed Plus Account value is $5,000 or less.

Alternative Payment of Fixed Plus Account Values. As an alternative to the payment of Fixed Plus Account values in five annual payments, the contract owner may instead elect an alternative method of payment.

Under the alternative method of payment, within 60 days of the proposed withdrawal date, the contract owner must notify the Company that it intends to surrender the entire contract. Within 30 days after receiving that notice, the Company will tell the contract owner the specific period and interest rate that would apply to a complete surrender of the contract in level, annual payments for a period of up to 10 years. Under that payment method, the Company may reduce the interest rate credited to the Fixed Plus Account up to 1.50% from the interest rate being credited upon the date of withdrawal and the interest rate would remain constant throughout the payment period.

When the contract owner receives the specific information from the Company about the alternative method of payment, the contract owner must irrevocably elect in writing to use either the alternative method of payment, or the payment of Fixed Plus Account values in five annual payments.

Transfers. Transfers are limited to 20% of the amount held in the Fixed Plus Account on the day a request in good order is received at Customer Service. The 20% limit is reduced by any Fixed Plus Account withdrawals, transfers, loans or income phase payments made in the past 12 months. We reserve the right to include payments made through a Systematic Distribution Option in calculating the 20% limit. The 20% limit will be waived if your account value in Fixed Plus Account is $5,000 or less.

If you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount surrendered, transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any Systematic Distribution Option.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable lifetime income phase payment options during the income phase. However, Fixed Plus Account values may not be used to fund nonlifetime income options with variable payments.

Contract Loans. Loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

APPENDIX IV
FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Information about the Funds available for New Allocations

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Beacon Small Cap Value Fund **Investment Adviser:** American Beacon Advisors, Inc. **Subadviser:** Barrow, Hanley, Mewhinney & Strauss, LLC; Brandywine Global Investment Management, LLC; Foundry Partners, LLC, Hotchkis and Wiley Capital Management, LLC; The Boston Company Asset Management, LLC; and Hillcrest Asset Management, LLC	Seeks long-term capital appreciation and current income.
American Century Investments® Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities.
American Funds® -- EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® – New Perspective Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital. Future income is a secondary objective.
American Funds® – SMALLCAP World Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds® - The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide growth of capital.
American Funds® - Washington Mutual Investors Fund^{SM} **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Research and Management	Seeks to provide a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Index 500 Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Geode Capital Management, LLC and FMR Co., Inc.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies.
Invesco International Growth Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
JPMorgan Equity Income Fund **Investment Adviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation and current income.
JPMorgan Government Bond Fund **Investment Adviser:** J.P. Morgan Investment Management Inc.	Seeks a high level of current income with liquidity and safety of principal.
Lazard International Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Oppenheimer Developing Markets Fund **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer Main Street Fund® **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Parnassus Core Equity Fund^{SM} **Investment Adviser:** Parnassus Investments	Seeks to achieve both capital appreciation and current income.
PIMCO CommodityRealReturn Strategy Fund® **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with prudent investment management.
Pioneer Equity Income Fund **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.
Victory Sycamore Established Value Fund **Investment Adviser:** Victory Capital Management, Inc.	Seeks to provide long-term capital growth by investing primarily in common stocks
Voya Corporate Leaders® 100 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the S&P 500® Index.
Voya Floating Rate Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income.
Voya Global Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Government Money Market Portfolio* **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.

* **There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.**

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Russell^{TM} Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap$^{®}$ Index.
Voya Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000$^{®}$ Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2025 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution 2035 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2055 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
VY® American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

VY® T. Rowe Price Growth Equity Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term growth through investments in stocks.

Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

Information about the Funds Closed to New Allocations[11]

List of Fund Name Changes

New Fund Name	Former Fund Name
AMG Managers Fairpointe Mid Cap Fund	ASTON/Fairpointe Mid Cap Fund

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

AMG Managers Fairpointe Mid Cap Fund
 	
  Investment Adviser: AMG Funds LLC
 	
  Subadviser: Fairpointe Capital LLC
	Seeks long-term total return through capital appreciation by investing primarily in common and preferred stocks and convertible securities.

Amana Income Fund **Investment Adviser:** Saturna Capital Corporation	Seeks current income and preservation of capital, consistent with Islamic principles.
American Century Investments® Income & Growth Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks long-term capital growth by investing in common stocks. Income is a secondary objective.
Delaware Diversified Income Fund **Investment Adviser:** Delaware Management Company	Seeks maximum long-term total return, consistent with reasonable risk.

Fidelity® VIP Asset Manager Portfolio
 	
  Investment Adviser: Fidelity Management & Research Company
 	
  Subadvisers: Fidelity Investments Money Management, Inc., FMR Co., Inc. and other investment advisers.
	Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.

---

[11] For the SUNY Voluntary Plan contracts, these funds are not available for new allocations from participants that were not invested in the funds prior to May 1, 2017. Participants that were invested in the funds before May 1, 2017, may continue to invest in these funds although once a participant's investment in a fund is fully liquidated the fund will no longer be available for new allocations from that participant. For the SUNY ORP contracts, these funds are not available for new allocations from any participant beginning on May 1, 2017.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP High Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks a high level of current income, while also considering growth of capital.
Loomis Sayles Limited Term Government and Agency Fund **Investment Adviser:** Loomis, Sayles & Company, L.P.	Seeks high current return consistent with preservation of capital.
Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
TCW Total Return Bond Fund **Investment Adviser:** TCW Investment Management Company	Seeks to maximize current income and achieve above average total return consistent with prudent investment management over a full market cycle.
Templeton Global Bond Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks current income with capital appreciation and growth of income.
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya GNMA Income Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of current income consistent with liquidity and safety of principal through investment primarily in Government National Mortgage Association ("GNMA") mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. government.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Index Plus SmallCap Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.

Voya International Index Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Voya Large Cap Value Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

Voya Solution 2025 Portfolio (Class S)
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Solution 2035 Portfolio (Class S)
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Solution 2045 Portfolio (Class S)
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Solution 2055 Portfolio (Class S)
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Solution Income Portfolio (Class S)
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Strategic Allocation Conservative Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Strategic Allocation Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

APPENDIX V
MGWB ENDORSEMENT PARTIAL WITHDRAWAL EXAMPLES

For the purposes of these examples, eligible account value means your account value excluding any amount invested in an employee Roth 403(b) account.

Example 1: Adjustment to the MGWB Remaining Guaranteed Balance for a withdrawal that does not exceed the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000, and a net withdrawal of $5,000 (with $0 early withdrawal charges and/or MVA) is taken.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance
Values just prior to the withdrawal	$100,000	$100,000	$100,000
Values after the withdrawal	$95,000	$100,000	$95,000

MGWB Remaining Guaranteed Balance is reduced dollar for dollar for withdrawals that do not exceed the Maximum Annual Withdrawal.

Example 2: Adjustment to the MGWB Remaining Guaranteed Balance and the MGWB Base for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume (a) the Maximum Annual Withdrawal is $5,000; (b) the MAW Percentage is 5%; (c) a net withdrawal of $2,000 (with $0 early withdrawal charges and/or MVA) is taken; (d) cumulative net withdrawals previously taken during the calendar year totaled $4,000; and (e) eligible account value has decreased to $90,000 prior to this withdrawal.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to the withdrawal	$90,000	$100,000	$96,000	$5,000
Values after the withdrawal	$88,000	$88,000	$88,000	$4,400

The net withdrawal of $2,000 has caused the cumulative net withdrawals taken during the calendar year to equal $6,000 ($4,000 + $2,000), which exceeds the Maximum Annual Withdrawal of $5,000. As a result, the MGWB Base and the MGWB Remaining Guaranteed Balance are reduced to the lesser of the MGWB Remaining Guaranteed Balance less the net withdrawal, $94,000 ($96,000 - $2,000), or the eligible account value immediately after the withdrawal, $88,000 ($90,000 - $2,000). The Maximum Annual Withdrawal is now reduced to $4,400 ($88,000 x 5%).

Example 3: Adjustment to the MGWB Remaining Guaranteed Balance and the MGWB Base for a withdrawal in excess of the Maximum Annual Withdrawal, including early withdrawal charges and/or negative MVA.

Assume the Maximum Annual Withdrawal is $5,000, the MAW Percentage is 5%, and a net withdrawal of $5,500 (with early withdrawal charges or negative MVA of $500) is taken.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to the withdrawal	$100,000	$100,000	$100,000	$5,000
Values after the withdrawal	$94,000	$94,000	$94,000	$4,700

The gross withdrawal of $6,000 ($5,500 + $500) reduces eligible account value. The net withdrawal of $5,500 exceeds the Maximum Annual Withdrawal of $5,000. As a result, the MGWB Base and the MGWB Remaining Guaranteed Balance are reduced to the lesser of the MGWB Remaining Guaranteed Balance less the net withdrawal, $94,500 (100,000 - $5,500) or the eligible account value immediately after the withdrawal, $94,000 ($100,000 - $6,000). The Maximum Annual Withdrawal is now reduced to $4,700 ($94,000 x 5%).

Example 4: A withdrawal exceeds the Maximum Annual Withdrawal but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. On the first day of the calendar year, the Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set to equal the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

Also assume a net withdrawal of $2,000 (with $0 early withdrawal charges and/or MVA) is taken and cumulative net withdrawals previously taken during the calendar year totaled $4,000.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to the withdrawal	$96,000	$100,000	$96,000	$5,000
Values after the withdrawal	$94,000	$100,000	$94,000	$5,000

Total net withdrawals taken, $6,000 ($4,000 + $2,000), exceed the Maximum Annual Withdrawal, $5,000. However the MGWB Base and the MGWB Remaining Guaranteed Balance are not adjusted as described in Example 2 above because the total net withdrawals taken ($6,000) did not exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount of $6,000 ($5,000 + 1,000). Instead, only the MGWB Remaining Guaranteed Balance is reduced dollar for dollar for the amount of the withdrawal to $94,000 ($96,000 - $2,000). If the total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, the MGWB Base and the MGWB Remaining Guaranteed Balance would be adjusted as described in Example 2, above.

Example 5: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000, the MAW Percentage is 5%, and the eligible account value has increased above the MGWB Base.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to reset	$110,000	$100,000	$90,000	$5,000
Values after the reset	$110,000	$110,000	$110,000	$5,500

Upon reset, the MGWB Base and the MGWB Remaining Guaranteed Balance are increased to the eligible account value. The Maximum Annual Withdrawal is now $5,500 ($110,000 x 5%).

APPENDIX VI
EXAMPLES OF MGWB REBALANCING

The following examples are designed to assist you in understanding how MGWB Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, you purchased the MGWB Endorsement and your eligible account value (i.e., your account value excluding any amounts invested in an employee Roth 403(b) account) is $100,000, which is allocated 100% to Accepted Investment Options. No MGWB Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, you invested an additional purchase payment of $500,000, bringing your total eligible account value to $600,000, and you allocated this purchase payment 100% to Other Investment Options. Because the percentage allocated to the Fixed Allocation Investment Options (0%) is less than 25% of the total amount allocated to the Fixed Allocation Investment Options and the Other Investment Options, we will automatically reallocate $125,000 from the amount allocated to the Other Investment Options (25% of the $500,000 allocated to the Other Investment Options) to the Fixed Rebalancing Investment Option. Your ending allocations will be $100,000 to Accepted Investment Options, $125,000 to the Fixed Rebalancing Investment Option, and $375,000 to the Other Investment Options.

II. Partial Withdrawals

A. Assume that on Day 1, you purchased the MGWB Endorsement and your eligible account value is $100,000, which is allocated 70% to Accepted Investment Options ($70,000), 25% to the Fixed Allocation Investment Options ($25,000), and 5% to Other Investment Options ($5,000). No MGWB Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, you requested a partial withdrawal of $24,000 from the Fixed Allocation Investment Options. Because the remaining amount allocated to the Fixed Allocation Investment Options ($1,000) is less than 25% of the total amount allocated to the Fixed Allocation Investment Options and the Other Investment Options, we will automatically reallocate $500 from the Other Investment Options to the Fixed Rebalancing Investment Option, so that the amount allocated to the Fixed Allocation Investment Options ($1,500) is 25% of the total amount allocated to the Fixed Allocation Investment Options and Other Investment Options ($6,000).

APPENDIX VII
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2016, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2016, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2016 are not reflected in the following information.

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF
0.35% FOR VOYA GOVERNMENT MONEY MARKET PORTFOLIO AND 0.85% FOR ALL OTHER SUBACCOUNTS
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
AMERICAN BEACON SMALL CAP VALUE FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$9.95	$10.61	$9.97							
Value at end of period	$12.47	$9.95	$10.61							
Number of accumulation units outstanding at end of period	14,448	11,458	5,906							
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$9.56	$9.85	$10.14							
Value at end of period	$9.93	$9.56	$9.85							
Number of accumulation units outstanding at end of period	5,836	5,118	14,221							
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$13.73	$15.45	$14.21	$9.93	$9.70					
Value at end of period	$16.89	$13.73	$15.45	$14.21	$9.93					
Number of accumulation units outstanding at end of period	315,861	362,100	552,539	318,339	8,115					
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$43.45	$44.80	$41.27	$35.31	$32.25	$31.14	$28.04	$22.60	$33.23	$32.70
Value at end of period	$46.46	$43.45	$44.80	$41.27	$35.31	$32.25	$31.14	$28.04	$22.60	$33.23
Number of accumulation units outstanding at end of period	80,983	89,568	95,729	96,315	72,867	77,495	93,876	94,498	102,579	111,419
DELAWARE DIVERSIFIED INCOME FUND (CLASS A)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$10.07	$10.27	$9.86	$10.10	$9.99					
Value at end of period	$10.34	$10.07	$10.27	$9.86	$10.10					
Number of accumulation units outstanding at end of period	407,144	443,280	434,487	191,356	79,300					
FIDELITY® VIP ASSET MANAGER PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.62	$29.83	$28.46	$24.83	$22.29	$23.09	$20.40	$15.95	$22.60	$19.79
Value at end of period	$30.27	$29.62	$29.83	$28.46	$24.83	$22.29	$23.09	$20.40	$15.95	$22.60
Number of accumulation units outstanding at end of period	138,777	162,888	168,162	176,971	189,941	217,224	209,993	218,429	194,478	123,063
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$59.88	$59.99	$54.10	$41.60	$36.08	$37.36	$32.18	$23.94	$42.06	$36.17
Value at end of period	$64.12	$59.88	$59.99	$54.10	$41.60	$36.08	$37.36	$32.18	$23.94	$42.06
Number of accumulation units outstanding at end of period	857,521	956,147	1,060,427	1,132,308	1,275,456	1,350,088	1,432,572	1,406,596	1,380,040	1,479,266
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$35.60	$37.39	$34.72	$27.35	$23.54	$23.53	$20.63	$16.00	$28.18	$28.06
Value at end of period	$41.66	$35.60	$37.39	$34.72	$27.35	$23.54	$23.53	$20.63	$16.00	$28.18
Number of accumulation units outstanding at end of period	610,739	670,042	843,262	928,517	951,606	1,067,086	1,187,421	1,175,451	1,243,575	1,370,765
FIDELITY® VIP HIGH INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$14.27	$14.94	$14.91	$14.20	$12.55	$12.18	$10.80	$7.58	$10.20	$10.04
Value at end of period	$16.22	$14.27	$14.94	$14.91	$14.20	$12.55	$12.18	$10.80	$7.58	$10.20
Number of accumulation units outstanding at end of period	179,428	205,504	227,031	174,757	206,291	191,824	209,902	219,144	158,303	178,831

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
FIDELITY® VIP INDEX 500 PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$44.32	$44.11	$39.21	$29.93	$26.07	$25.79	$22.64	$18.05	$28.94	$27.75
Value at end of period	$49.16	$44.32	$44.11	$39.21	$29.93	$26.07	$25.79	$22.64	$18.05	$28.94
Number of accumulation units outstanding at end of period	396,300	354,563	345,151	267,856	224,780	250,024	283,024	298,279	310,463	351,106
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$25.03	$27.25	$27.36	$20.27	$17.29	$18.13	$14.28	$11.16	$16.83	$17.43
Value at end of period	$32.31	$25.03	$27.25	$27.36	$20.27	$17.29	$18.13	$14.28	$11.16	$16.83
Number of accumulation units outstanding at end of period	416,233	433,670	497,528	545,610	537,993	589,709	692,669	535,827	502,922	540,592
INVESCO INTERNATIONAL GROWTH FUND (CLASS R5)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$11.62	$11.99	$12.08	$10.24	$10.00					
Value at end of period	$11.46	$11.62	$11.99	$12.08	$10.24					
Number of accumulation units outstanding at end of period	47,696	38,943	34,001	17,926	2,966					
JPMORGAN GOVERNMENT BOND FUND (SELECT CLASS)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$10.04	$10.02	$9.58	$10.04	$10.04					
Value at end of period	$10.10	$10.04	$10.02	$9.58	$10.04					
Number of accumulation units outstanding at end of period	93,251	95,790	42,471	25,264	965					
LOOMIS SAYLES LIMITED TERM GOVERNMENT AND AGENCY FUND (CLASS Y)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$9.97	$10.01	$10.01							
Value at end of period	$9.98	$9.97	$10.01							
Number of accumulation units outstanding at end of period	74,142	80,891	12,205							
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$22.07	$23.13	$20.94	$16.22	$14.30	$15.04	$12.10	$9.65	$16.07	$16.16
Value at end of period	$25.47	$22.07	$23.13	$20.94	$16.22	$14.30	$15.04	$12.10	$9.65	$16.07
Number of accumulation units outstanding at end of period	349,709	377,826	401,804	436,984	490,309	576,679	685,458	795,992	897,060	1,040,552
PARNASSUS CORE EQUITY FUND^SM (INVESTOR SHARES)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$14.90	$15.11	$13.33	$10.04	$10.01					
Value at end of period	$16.31	$14.90	$15.11	$13.33	$10.04					
Number of accumulation units outstanding at end of period	1,409,245	1,323,642	1,070,644	531,749	54,008					
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$13.07	$13.55	$13.27	$14.76	$13.70	$12.39	$11.57	$9.87	$10.72	$9.74
Value at end of period	$13.64	$13.07	$13.55	$13.27	$14.76	$13.70	$12.39	$11.57	$9.87	$10.72
Number of accumulation units outstanding at end of period	766,803	857,861	1,083,609	1,150,029	3,281,837	2,724,862	2,017,930	1,304,222	710,011	40,253
PIONEER EQUITY INCOME FUND (CLASS Y)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$14.21	$14.25	$12.71	$9.93	$9.97					
Value at end of period	$16.83	$14.21	$14.25	$12.71	$9.93					
Number of accumulation units outstanding at end of period	847,779	725,291	592,121	358,041	110,699					
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$48.95	$50.30	$47.81	$41.35	$36.74	$37.59	$33.25	$28.15	$39.54	$37.83
Value at end of period	$52.33	$48.95	$50.30	$47.81	$41.35	$36.74	$37.59	$33.25	$28.15	$39.54
Number of accumulation units outstanding at end of period	63,122	71,573	77,145	83,630	76,051	74,025	95,456	102,342	102,517	102,225
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.36	$14.09	$14.16	$14.89	$13.93	$13.56	$11.82	$9.81	$11.73	$10.89
Value at end of period	$14.09	$13.36	$14.09	$14.16	$14.89	$13.93	$13.56	$11.82	$9.81	$11.73
Number of accumulation units outstanding at end of period	250,735	306,432	458,406	483,234	834,453	845,250	576,911	410,735	367,236	276,640

CFI 2

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period									$9.91	$9.36
Value at end of period									$9.36	$9.84
Number of accumulation units outstanding at end of period									943,025	793,517
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$52.68	$55.20	$56.47	$56.46	$56.40	$56.21	$56.03	$55.85	$55.66	$55.47
Value at end of period	$55.20	$56.47	$56.46	$56.40	$56.21	$56.03	$55.85	$55.66	$55.47	$55.38
Number of accumulation units outstanding at end of period	529,801	757,775	403,997	274,503	357,761	223,529	265,727	158,862	182,965	161,759
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$243.15	$258.53	$159.69	$206.02	$232.93	$230.10	$263.88	$341.53	$374.55	$366.06
Value at end of period	$258.53	$159.69	$206.02	$232.93	$230.10	$263.88	$341.53	$374.55	$366.06	$398.44
Number of accumulation units outstanding at end of period	8,981	7,563	7,611	21,241	20,273	19,650	45,385	40,257	38,054	33,545
VOYA HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.58	$10.80	$8.31	$12.32	$13.98	$14.50	$16.43	$17.24	$17.32	$16.85
Value at end of period	$10.80	$8.31	$12.32	$13.98	$14.50	$16.43	$17.24	$17.32	$16.85	$19.19
Number of accumulation units outstanding at end of period	36,553	13,797	99,256	189,109	297,847	423,936	324,250	346,722	196,097	150,653
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.11	$22.99	$14.30	$17.45	$19.70	$19.49	$22.10	$29.10	$32.82	$32.81
Value at end of period	$22.99	$14.30	$17.45	$19.70	$19.49	$22.10	$29.10	$32.82	$32.81	$35.88
Number of accumulation units outstanding at end of period	532,190	459,790	418,375	373,506	290,726	250,111	253,628	244,169	218,679	200,830
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.50	$24.55	$15.18	$19.80	$23.92	$23.42	$27.30	$36.39	$39.49	$38.45
Value at end of period	$24.55	$15.18	$19.80	$23.92	$23.42	$27.30	$36.39	$39.49	$38.45	$45.05
Number of accumulation units outstanding at end of period	1,017,401	884,020	855,686	937,010	771,244	681,485	595,763	533,671	470,692	453,707
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.47	$17.15	$11.28	$13.95	$16.98	$16.69	$18.58	$26.27	$27.43	$26.32
Value at end of period	$17.15	$11.28	$13.95	$16.98	$16.69	$18.58	$26.27	$27.43	$26.32	$33.23
Number of accumulation units outstanding at end of period	737,179	565,946	513,112	487,356	378,699	350,655	475,630	452,531	391,306	348,874
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$77.06	$80.89	$73.31	$81.03	$88.16	$93.91	$101.76	$100.67	$106.38	$106.10
Value at end of period	$80.89	$73.31	$81.03	$88.16	$93.91	$101.76	$100.67	$106.38	$106.10	$109.76
Number of accumulation units outstanding at end of period	142,407	156,595	128,776	113,741	104,323	123,337	112,122	144,239	254,937	227,223
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2012)										
Value at beginning of period						$9.91	$10.44	$12.56	$11.70	$11.50
Value at end of period						$10.44	$12.56	$11.70	$11.50	$11.50
Number of accumulation units outstanding at end of period						1,352	52,989	82,837	121,664	71,665
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.32	$10.33	$12.08	$15.68	$17.64	$18.61
Value at end of period					$10.33	$12.08	$15.68	$17.64	$18.61	$19.18
Number of accumulation units outstanding at end of period					314,095	491,652	538,044	839,701	961,616	846,055
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$9.88	$9.83	$12.75	$13.90	$13.17
Value at end of period						$9.83	$12.75	$13.90	$13.17	$14.87
Number of accumulation units outstanding at end of period						26,191	123,768	139,909	126,281	113,738
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2012)										
Value at beginning of period						$9.39	$9.83	$12.85	$13.85	$13.81
Value at end of period						$9.83	$12.85	$13.85	$13.81	$14.69
Number of accumulation units outstanding at end of period						7,896	71,416	42,035	52,502	47,404

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2012)										
Value at beginning of period						$10.13	$9.77	$13.46	$14.08	$13.83
Value at end of period						$9.77	$13.46	$14.08	$13.83	$15.56
Number of accumulation units outstanding at end of period						37,591	70,586	70,364	150,259	140,262
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$14.82	$15.53	$10.61	$13.40	$16.51	$15.95	$18.09	$24.69	$26.06	$25.63
Value at end of period	$15.53	$10.61	$13.40	$16.51	$15.95	$18.09	$24.69	$26.06	$25.63	$31.64
Number of accumulation units outstanding at end of period	93,110	130,705	161,079	168,968	179,361	172,510	167,728	172,656	181,294	216,760
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$10.13	$9.87	$6.47	$8.06	$9.08	$8.72	$9.79	$11.29	$11.80	$11.69
Value at end of period	$9.87	$6.47	$8.06	$9.08	$8.72	$9.79	$11.29	$11.80	$11.69	$12.27
Number of accumulation units outstanding at end of period	29,279	33,377	53,294	62,685	87,673	74,798	86,721	94,041	104,524	134,585
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$6.17	$7.85	$8.91	$8.42	$9.60	$11.44	$11.97	$11.82
Value at end of period			$7.85	$8.91	$8.42	$9.60	$11.44	$11.97	$11.82	$12.45
Number of accumulation units outstanding at end of period			9,343	6,139	6,157	1,422	3,017	20,330	50,074	75,697
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$10.07	$9.89	$5.89	$7.58	$8.64	$8.12	$9.29	$11.36	$11.94	$11.72
Value at end of period	$9.89	$5.89	$7.58	$8.64	$8.12	$9.29	$11.36	$11.94	$11.72	$12.37
Number of accumulation units outstanding at end of period	1,028	9,153	14,709	21,956	23,521	24,383	35,665	21,290	46,231	95,853
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period					$11.10	$10.20	$11.67	$14.28	$15.03	$14.77
Value at end of period					$10.20	$11.67	$14.28	$15.03	$14.77	$15.59
Number of accumulation units outstanding at end of period					3,477	4,745	5,478	5,182	10,454	18,463
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.13	$8.35	$9.69	$10.52	$10.46	$11.37	$12.05	$12.62	$12.53
Value at end of period		$8.35	$9.69	$10.52	$10.46	$11.37	$12.05	$12.62	$12.53	$12.98
Number of accumulation units outstanding at end of period		66	66	141	1,409	4,479	6,231	6,200	118,043	109,394
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.90	$19.79	$14.98	$17.49	$19.25	$19.41	$21.59	$23.97	$25.32	$25.05
Value at end of period	$19.79	$14.98	$17.49	$19.25	$19.41	$21.59	$23.97	$25.32	$25.05	$26.25
Number of accumulation units outstanding at end of period	45,023	38,489	28,713	21,017	64,676	42,042	76,495	164,730	132,355	104,937
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.12	$21.96	$13.91	$17.25	$19.32	$18.58	$21.16	$25.66	$27.09	$26.54
Value at end of period	$21.96	$13.91	$17.25	$19.32	$18.58	$21.16	$25.66	$27.09	$26.54	$28.14
Number of accumulation units outstanding at end of period	205,332	160,904	128,773	112,219	101,101	84,131	74,563	57,433	46,822	38,043
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.78	$20.65	$14.22	$17.16	$19.04	$18.75	$21.10	$24.37	$25.76	$25.39
Value at end of period	$20.65	$14.22	$17.16	$19.04	$18.75	$21.10	$24.37	$25.76	$25.39	$26.85
Number of accumulation units outstanding at end of period	75,234	86,002	61,364	55,425	48,892	44,370	46,256	32,361	29,040	26,775
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2013)										
Value at beginning of period							$10.36	$13.22	$14.77	$14.42
Value at end of period							$13.22	$14.77	$14.42	$17.78
Number of accumulation units outstanding at end of period							28,407	37,087	27,259	77,833

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.93	$9.92	$5.77	$7.73	$9.68	$9.80	$11.62	$15.98	$16.52	$15.55
Value at end of period	$9.92	$5.77	$7.73	$9.68	$9.80	$11.62	$15.98	$16.52	$15.55	$16.25
Number of accumulation units outstanding at end of period	120,270	247,715	461,547	544,899	683,063	677,624	847,729	774,367	667,009	563,907
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.71	$8.88	$10.24	$9.62	$12.01	$12.37	$13.98	$13.66
Value at end of period		$6.71	$8.88	$10.24	$9.62	$12.01	$12.37	$13.98	$13.66	$13.66
Number of accumulation units outstanding at end of period		160,936	117,563	160,411	195,580	345,044	437,295	479,375	408,309	386,833
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period								$10.06	$10.23	$9.93
Value at end of period								$10.23	$9.93	$11.35
Number of accumulation units outstanding at end of period								2,732,050	2,480,751	2,341,009
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$15.35	$21.10	$10.21	$17.39	$20.78	$16.87	$19.94	$18.67	$18.70	$15.65
Value at end of period	$21.10	$10.21	$17.39	$20.78	$16.87	$19.94	$18.67	$18.70	$15.65	$17.58
Number of accumulation units outstanding at end of period	989,816	826,362	1,088,012	982,516	856,134	823,142	657,792	608,904	539,887	520,786
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2012)										
Value at beginning of period						$10.05	$10.09	$13.19	$15.06	$14.51
Value at end of period						$10.09	$13.19	$15.06	$14.51	$16.54
Number of accumulation units outstanding at end of period						89,605	374,880	460,787	490,586	509,827
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.62	$14.37	$8.49	$11.74	$13.50	$12.28	$14.81	$18.65	$18.90	$19.51
Value at end of period	$14.37	$8.49	$11.74	$13.50	$12.28	$14.81	$18.65	$18.90	$19.51	$19.39
Number of accumulation units outstanding at end of period	3,139,377	2,840,312	2,735,615	2,781,964	2,684,637	2,456,145	2,299,277	2,200,985	2,166,501	2,013,458
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.09	$13.57	$7.64	$11.08	$14.11	$13.46	$15.48	$20.73	$22.96	$23.22
Value at end of period	$13.57	$7.64	$11.08	$14.11	$13.46	$15.48	$20.73	$22.96	$23.22	$24.74
Number of accumulation units outstanding at end of period	443,636	458,592	608,046	781,537	968,465	992,897	893,063	821,000	918,456	785,885
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.98	$30.45	$17.43	$24.68	$28.56	$27.99	$32.97	$45.48	$48.96	$53.79
Value at end of period	$30.45	$17.43	$24.68	$28.56	$27.99	$32.97	$45.48	$48.96	$53.79	$54.14
Number of accumulation units outstanding at end of period	706,964	630,309	672,203	691,824	666,877	686,105	628,902	592,285	621,553	548,919
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.12	$6.25	$8.18	$8.82	$7.69	$9.05	$10.79	$9.98	$9.56
Value at end of period		$6.25	$8.18	$8.82	$7.69	$9.05	$10.79	$9.98	$9.56	$9.66
Number of accumulation units outstanding at end of period		561,921	577,261	537,020	483,304	455,222	509,672	601,241	543,787	476,584
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2012)										
Value at beginning of period						$9.95	$10.34	$12.53	$11.86	$11.77
Value at end of period						$10.34	$12.53	$11.86	$11.77	$11.51
Number of accumulation units outstanding at end of period						74,905	275,529	294,947	275,641	254,518
WANGER USA										
(Funds were first received in this option during September 2012)										
Value at beginning of period						$9.69	$9.97	$13.20	$13.70	$13.50
Value at end of period						$9.97	$13.20	$13.70	$13.50	$15.22
Number of accumulation units outstanding at end of period						33,800	49,793	37,379	30,553	27,800

Condensed Financial Information (continued)

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 0.55%
FOR VOYA GOVERNMENT MONEY MARKET PORTFOLIO AND 1.20% FOR ALL OTHER SUBACCOUNTS
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$21.38	$21.12	$20.40	$15.32	$13.48	$14.36	$13.24	$10.30		
Value at end of period	$21.55	$21.38	$21.12	$20.40	$15.32	$13.48	$14.36	$13.24		
Number of accumulation units outstanding at end of period	38,649	42,085	53,206	66,168	28,279	26,469	26,164	13,626		
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$20.54	$20.88	$18.53	$15.26	$13.87	$14.28	$12.44	$10.20		
Value at end of period	$21.84	$20.54	$20.88	$18.53	$15.26	$13.87	$14.28	$12.44		
Number of accumulation units outstanding at end of period	274,845	276,411	304,441	262,374	214,728	157,698	94,190	36,336		
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$20.06	$20.91	$19.39	$15.12	$13.94	$13.81	$12.44	$10.38		
Value at end of period	$21.68	$20.06	$20.91	$19.39	$15.12	$13.94	$13.81	$12.44		
Number of accumulation units outstanding at end of period	616,277	606,992	711,219	740,440	672,083	588,358	356,863	118,389		
AMERICAN CENTURY® INCOME & GROWTH FUND (A CLASS)										
Value at beginning of period	$15.89	$17.09	$15.41	$11.52	$10.19	$10.02	$8.89	$7.64	$11.83	$12.01
Value at end of period	$17.79	$15.89	$17.09	$15.41	$11.52	$10.19	$10.02	$8.89	$7.64	$11.83
Number of accumulation units outstanding at end of period	507,819	560,460	635,293	623,595	552,002	522,290	508,571	522,791	484,138	470,664
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.61	$12.01	$11.84	$13.18	$12.49	$11.16	$10.69	$10.11		
Value at end of period	$12.02	$11.61	$12.01	$11.84	$13.18	$12.49	$11.16	$10.69		
Number of accumulation units outstanding at end of period	505,289	537,154	821,343	1,042,832	1,617,868	1,424,631	630,079	289,327		
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$10.06									
Value at end of period	$10.05									
Number of accumulation units outstanding at end of period	79,964									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$22.69	$24.67	$23.46	$17.81	$15.91	$16.16	$12.99	$10.25		
Value at end of period	$27.42	$22.69	$24.67	$23.46	$17.81	$15.91	$16.16	$12.99		
Number of accumulation units outstanding at end of period	235,081	246,127	356,437	350,021	238,121	201,327	101,850	6,981		

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$32.97	$33.54	$22.80	$28.29	$31.39	$32.50	$35.53	$41.44	$44.87	$43.37
Value at end of period	$33.54	$22.80	$28.29	$31.39	$32.50	$35.53	$41.44	$44.87	$43.37	$46.21
Number of accumulation units outstanding at end of period	448,638	403,349	399,658	388,657	374,179	360,380	346,494	330,433	279,609	257,472
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$14.58	$17.16	$10.10	$13.91	$15.06	$12.88	$15.19	$18.05	$17.36	$17.01
Value at end of period	$17.16	$10.10	$13.91	$15.06	$12.88	$15.19	$18.05	$17.36	$17.01	$16.92
Number of accumulation units outstanding at end of period	1,751,756	2,180,852	2,451,826	2,529,375	2,412,834	2,293,194	2,255,884	2,289,128	1,988,069	1,953,422
FIDELITY® VIP ASSET MANAGER PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.95	$22.81	$16.10	$20.58	$23.28	$22.46	$24.99	$28.57	$29.88	$29.57
Value at end of period	$22.81	$16.10	$20.58	$23.28	$22.46	$24.99	$28.57	$29.88	$29.57	$30.11
Number of accumulation units outstanding at end of period	766,297	773,804	760,132	737,091	712,506	715,320	637,509	590,532	526,728	483,041
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$36.46	$42.45	$24.16	$32.46	$37.67	$36.35	$41.86	$54.32	$60.08	$59.76
Value at end of period	$42.45	$24.16	$32.46	$37.67	$36.35	$41.86	$54.32	$60.08	$59.76	$63.78
Number of accumulation units outstanding at end of period	4,815,027	4,704,381	4,886,994	4,924,094	4,803,413	4,700,180	4,557,723	4,383,512	3,951,020	3,693,863
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.29	$28.43	$16.14	$20.81	$23.73	$23.72	$27.52	$34.86	$37.44	$35.53
Value at end of period	$28.43	$16.14	$20.81	$23.73	$23.72	$27.52	$34.86	$37.44	$35.53	$41.43
Number of accumulation units outstanding at end of period	2,278,217	1,985,243	2,019,631	1,979,608	1,851,626	1,747,487	1,689,975	1,576,804	1,308,351	1,204,268
FIDELITY® VIP HIGH INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$10.12	$10.30	$7.65	$10.90	$12.28	$12.65	$14.29	$14.97	$14.96	$14.24
Value at end of period	$10.30	$7.65	$10.90	$12.28	$12.65	$14.29	$14.97	$14.96	$14.24	$16.13
Number of accumulation units outstanding at end of period	548,816	491,879	602,582	597,037	573,846	642,122	580,705	582,408	466,393	455,501
FIDELITY® VIP INDEX 500 PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$27.98	$29.21	$18.22	$22.84	$26.00	$26.27	$30.12	$39.37	$44.18	$44.24
Value at end of period	$29.21	$18.22	$22.84	$26.00	$26.27	$30.12	$39.37	$44.18	$44.24	$48.89
Number of accumulation units outstanding at end of period	3,989,637	3,816,430	3,874,366	3,805,751	3,685,829	3,619,900	3,636,607	3,641,156	3,438,312	3,450,497
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$11.47	$13.33	$7.41	$9.29	$10.40	$8.53	$10.19	$13.13	$11.93	$12.21
Value at end of period	$13.33	$7.41	$9.29	$10.40	$8.53	$10.19	$13.13	$11.93	$12.21	$11.46
Number of accumulation units outstanding at end of period	428,820	396,703	402,280	359,772	355,599	341,012	379,349	342,621	304,924	261,772
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$20.37	$19.69	$13.05	$16.69	$21.19	$20.19	$23.64	$31.84	$31.64	$28.95
Value at end of period	$19.69	$13.05	$16.69	$21.19	$20.19	$23.64	$31.84	$31.64	$28.95	$37.24
Number of accumulation units outstanding at end of period	354,211	379,037	427,582	543,368	501,013	495,756	601,102	608,243	471,034	474,302
INVESCO AMERICAN VALUE FUND (CLASS R5)										
(Funds were first received in this option during June 2014)										
Value at beginning of period								$10.62	$10.84	$9.79
Value at end of period								$10.84	$9.79	$11.23
Number of accumulation units outstanding at end of period								20,983	65,015	51,957
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$10.19	$12.45	$13.87	$12.87	$14.06	$17.95	$18.53	$17.52
Value at end of period			$12.45	$13.87	$12.87	$14.06	$17.95	$18.53	$17.52	$19.39
Number of accumulation units outstanding at end of period			53,780	139,645	145,422	115,685	90,776	61,385	32,605	32,014
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$10.10	$9.77	$13.53	$14.50	$15.05
Value at end of period						$9.77	$13.53	$14.50	$15.05	$15.20
Number of accumulation units outstanding at end of period						206,308	221,585	238,213	229,434	190,241

CFI 7

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$11.57	$12.43	$11.63	$9.11	$8.08	$8.17	$7.53	$5.93	$8.58	$8.01
Value at end of period	$12.61	$11.57	$12.43	$11.63	$9.11	$8.08	$8.17	$7.53	$5.93	$8.58
Number of accumulation units outstanding at end of period	324,751	371,057	450,472	469,085	509,946	556,507	590,492	588,201	535,571	421,088
LAZARAD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$9.49									
Value at end of period	$9.77									
Number of accumulation units outstanding at end of period	1,207									
LOOMIS SAYLES LIMITED TERM GOVERNMENT AND AGENCY FUND (CLASS Y)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$9.92	$9.99	$10.00							
Value at end of period	$9.89	$9.92	$9.99							
Number of accumulation units outstanding at end of period	36,462	30,782	25,060							
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$25.24	$26.55	$24.10	$18.71	$16.51	$17.37	$13.99	$11.16	$18.59	$18.67
Value at end of period	$29.03	$25.24	$26.55	$24.10	$18.71	$16.51	$17.37	$13.99	$11.16	$18.59
Number of accumulation units outstanding at end of period	628,254	664,798	782,054	822,172	836,872	886,701	904,005	909,112	918,372	1,010,326
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$21.14	$20.32	$19.93	$15.90	$13.31	$14.56	$13.04	$9.58	$15.58	$13.57
Value at end of period	$21.27	$21.14	$20.32	$19.93	$15.90	$13.31	$14.56	$13.04	$9.58	$15.58
Number of accumulation units outstanding at end of period	608,397	581,396	713,145	717,979	684,146	621,220	630,048	595,160	532,037	261,372
NUVEEN GLOBAL INFRASTRUCTURE FUND (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$9.64	$10.45	$10.03							
Value at end of period	$10.27	$9.64	$10.45							
Number of accumulation units outstanding at end of period	119,786	79,059	114,471							
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$42.53	$50.09	$53.25	$49.72	$41.60	$51.30	$40.80	$22.68	$44.08	$33.26
Value at end of period	$44.92	$42.53	$50.09	$53.25	$49.72	$41.60	$51.30	$40.80	$22.68	$44.08
Number of accumulation units outstanding at end of period	954,359	979,429	1,127,984	1,156,928	1,233,800	1,266,546	1,331,557	1,266,722	1,124,499	1,218,832
OPPENHEIMER MAIN STREET FUND® (CLASS A)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$10.09									
Value at end of period	$11.02									
Number of accumulation units outstanding at end of period	11,977									
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.62	$15.90	$14.90	$12.95	$11.77	$12.11	$10.93	$9.10	$13.27	$12.24
Value at end of period	$16.34	$15.62	$15.90	$14.90	$12.95	$11.77	$12.11	$10.93	$9.10	$13.27
Number of accumulation units outstanding at end of period	633,025	686,437	735,672	820,778	853,944	912,396	969,286	1,035,188	1,062,501	943,515
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$5.39	$7.36	$9.98							
Value at end of period	$6.09	$5.39	$7.36							
Number of accumulation units outstanding at end of period	38,346	5,526	309							
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$9.42	$9.80	$10.07							
Value at end of period	$9.79	$9.42	$9.80							
Number of accumulation units outstanding at end of period	57,263	40,478	61,094							

CFI 8

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during May 2016)										
Value at beginning of period										$9.95
Value at end of period										$9.79
Number of accumulation units outstanding at end of period										31,663
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$12.90	$14.16	$8.54	$11.37	$12.64	$11.91	$14.20	$18.78	$20.28	$21.11
Value at end of period	$14.16	$8.54	$11.37	$12.64	$11.91	$14.20	$18.78	$20.28	$21.11	$22.61
Number of accumulation units outstanding at end of period	1,451,445	1,992,111	2,446,988	2,723,664	2,634,040	2,603,887	2,767,400	2,811,946	2,602,219	2,518,475
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period					$9.66	$8.71	$7.58	$3.64	$3.29	$2.39
Value at end of period					$8.71	$7.58	$3.64	$3.29	$2.39	$3.45
Number of accumulation units outstanding at end of period					78,588	180,235	258,748	403,196	446,296	629,391
VICTORY SYCAMORE ESTABLISHED VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2016)										
Value at beginning of period										$10.25
Value at end of period										$11.64
Number of accumulation units outstanding at end of period										103,552
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$37.95	$39.66	$28.23	$33.33	$37.65	$36.79	$41.35	$47.70	$50.06	$48.55
Value at end of period	$39.66	$28.23	$33.33	$37.65	$36.79	$41.35	$47.70	$50.06	$48.55	$51.72
Number of accumulation units outstanding at end of period	907,786	826,873	844,431	758,971	692,758	630,019	577,799	526,370	440,915	401,674
VOYA FLOATING RATE FUND (CLASS A)										
(Funds were first received in this option during June 2016)										
Value at beginning of period										$10.16
Value at end of period										$10.47
Number of accumulation units outstanding at end of period										10,028
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.89	$11.73	$9.81	$11.81	$13.55	$13.91	$14.84	$14.08	$13.98	$13.21
Value at end of period	$11.73	$9.81	$11.81	$13.55	$13.91	$14.84	$14.08	$13.98	$13.21	$13.88
Number of accumulation units outstanding at end of period	855,228	1,042,676	1,046,131	1,126,151	1,339,300	1,218,098	976,574	884,362	703,787	659,277
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.34	$9.62
Value at end of period									$9.62	$10.05
Number of accumulation units outstanding at end of period									1,025,005	911,093
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period								$10.08	$10.15	$9.69
Value at end of period								$10.15	$9.69	$10.23
Number of accumulation units outstanding at end of period								1,873	1,892	5,940
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2016)										
Value at beginning of period										$10.04
Value at end of period										$9.90
Number of accumulation units outstanding at end of period										10,124
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$53.71	$56.29	$57.58	$57.57	$57.51	$57.32	$57.08	$56.80	$56.50	$56.19
Value at end of period	$56.29	$57.58	$57.57	$57.57	$57.51	$57.08	$56.80	$56.50	$56.19	$55.98
Number of accumulation units outstanding at end of period	2,844,911	1,255,219	824,957	627,823	543,895	496,734	425,668	374,770	299,848	303,928

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$363.07	$372.77	$340.76	$263.86	$230.41	$233.35	$206.50	$160.14	$259.35	$243.92
Value at end of period	$393.80	$363.07	$372.77	$340.76	$263.86	$230.41	$233.35	$206.50	$160.14	$259.35
Number of accumulation units outstanding at end of period	335,073	367,273	440,580	483,630	400,707	429,960	464,419	468,271	491,621	546,591
VOYA HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$16.66	$17.18	$17.14	$16.38	$14.47	$13.96	$12.31	$8.30	$10.80	$10.58
Value at end of period	$18.91	$16.66	$17.18	$17.14	$16.38	$14.47	$13.96	$12.31	$8.30	$10.80
Number of accumulation units outstanding at end of period	302,255	322,501	439,238	444,143	565,452	399,549	301,912	178,994	59,568	37,526
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.54	$32.66	$29.03	$22.10	$19.52	$19.73	$17.49	$14.34	$23.06	$22.18
Value at end of period	$35.46	$32.54	$32.66	$29.03	$22.10	$19.52	$19.73	$17.49	$14.34	$23.06
Number of accumulation units outstanding at end of period	958,077	993,725	1,146,869	1,189,305	1,254,912	1,326,056	1,430,670	1,501,479	1,573,667	1,839,370
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$38.14	$39.30	$36.31	$27.30	$23.45	$23.96	$19.85	$15.22	$24.63	$23.58
Value at end of period	$44.52	$38.14	$39.30	$36.31	$27.30	$23.45	$23.96	$19.85	$15.22	$24.63
Number of accumulation units outstanding at end of period	1,427,012	1,474,396	1,666,116	1,738,767	1,742,367	1,773,437	1,812,468	1,819,648	1,759,943	1,859,167
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$26.11	$27.30	$26.21	$18.58	$16.71	$17.01	$13.98	$11.31	$17.20	$18.53
Value at end of period	$32.85	$26.11	$27.30	$26.21	$18.58	$16.71	$17.01	$13.98	$11.31	$17.20
Number of accumulation units outstanding at end of period	1,019,434	1,002,669	1,101,303	1,143,384	1,078,786	1,085,530	1,110,384	1,121,972	1,120,220	1,243,903
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$105.23	$105.87	$100.45	$101.75	$94.03	$88.32	$81.21	$73.52	$81.14	$77.30
Value at end of period	$108.48	$105.23	$105.87	$100.45	$101.75	$94.03	$88.32	$81.21	$73.52	$81.14
Number of accumulation units outstanding at end of period	428,548	452,000	367,690	381,434	424,443	439,731	502,606	516,806	576,494	703,379
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$13.11	$13.38	$14.40	$12.00	$10.22	$11.75	$11.00	$10.12		
Value at end of period	$13.06	$13.11	$13.38	$14.40	$12.00	$10.22	$11.75	$11.00		
Number of accumulation units outstanding at end of period	187,949	173,033	183,806	200,947	179,397	183,247	181,453	182,656		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.42	$17.52	$15.61	$12.06	$10.32	$10.31				
Value at end of period	$18.92	$18.42	$17.52	$15.61	$12.06	$10.32				
Number of accumulation units outstanding at end of period	2,920,587	3,009,581	3,457,636	1,941,805	1,991,261	1,811,359				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$12.89	$13.65	$12.55	$9.70	$8.55	$8.34	$7.06	$6.33	$9.15	$10.06
Value at end of period	$14.50	$12.89	$13.65	$12.55	$9.70	$8.55	$8.34	$7.06	$6.33	$9.15
Number of accumulation units outstanding at end of period	3,125,881	3,443,616	3,926,819	4,182,027	3,041,085	3,250,029	3,320,697	3,299,759	3,054,174	2,942,653
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.00	$13.09	$12.17	$10.19						
Value at end of period	$13.78	$13.00	$13.09	$12.17						
Number of accumulation units outstanding at end of period	835,170	766,709	746,328	712,399						
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$25.22	$23.72	$21.23	$16.27	$14.37	$13.92	$12.47	$10.63		
Value at end of period	$26.55	$25.22	$23.72	$21.23	$16.27	$14.37	$13.92	$12.47		
Number of accumulation units outstanding at end of period	213,463	136,575	139,913	112,153	102,626	79,558	63,578	61,488		

CFI 10

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$10.43									
Value at end of period	$11.17									
Number of accumulation units outstanding at end of period	43,814									
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$10.56									
Value at end of period	$12.42									
Number of accumulation units outstanding at end of period	31,092									
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$23.80	$24.28	$23.06	$16.94	$14.95	$15.49	$12.58	$9.96	$14.59	$13.92
Value at end of period	$29.28	$23.80	$24.28	$23.06	$16.94	$14.95	$15.49	$12.58	$9.96	$14.59
Number of accumulation units outstanding at end of period	655,276	649,223	740,824	786,547	764,050	744,462	764,341	668,263	568,936	433,813
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$10.82	$11.05	$10.20							
Value at end of period	$12.13	$10.82	$11.05							
Number of accumulation units outstanding at end of period	544,846	368,135	44,187							
VOYA SOLUTION 2025 PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$10.22	$10.32	$10.03							
Value at end of period	$10.72	$10.22	$10.32							
Number of accumulation units outstanding at end of period	75,250	53,670	14,867							
VOYA SOLUTION 2035 PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$10.24	$10.39	$10.05							
Value at end of period	$10.77	$10.24	$10.39							
Number of accumulation units outstanding at end of period	101,740	104,269	59,094							
VOYA SOLUTION 2045 PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$10.27	$10.45	$10.06							
Value at end of period	$10.82	$10.27	$10.45							
Number of accumulation units outstanding at end of period	43,595	31,999	6,220							
VOYA SOLUTION 2055 PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$10.29	$10.48	$10.47							
Value at end of period	$10.85	$10.29	$10.48							
Number of accumulation units outstanding at end of period	51,506	57,854	27,849							
VOYA SOLUTION INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$10.15	$10.25	$10.01							
Value at end of period	$10.51	$10.15	$10.25							
Number of accumulation units outstanding at end of period	11,380	12,033	4,070							
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$24.85	$25.20	$23.92	$21.59	$19.43	$19.28	$17.53	$15.03	$19.86	$18.96
Value at end of period	$25.95	$24.85	$25.20	$23.92	$21.59	$19.43	$19.28	$17.53	$15.03	$19.86
Number of accumulation units outstanding at end of period	81,789	94,014	143,103	132,824	135,293	96,278	77,256	82,621	89,653	117,069

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.18	$22.03	$13.95	$17.29	$19.36	$18.60	$21.16	$25.60	$26.96	$26.32
Value at end of period	$22.03	$13.95	$17.29	$19.36	$18.60	$21.16	$25.60	$26.96	$26.32	$27.81
Number of accumulation units outstanding at end of period	152,950	141,655	151,290	162,336	173,742	173,976	167,295	166,282	132,643	130,391
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.84	$20.72	$14.26	$17.20	$19.08	$18.78	$21.10	$24.32	$25.63	$25.18
Value at end of period	$20.72	$14.26	$17.20	$19.08	$18.78	$21.10	$24.32	$25.63	$25.18	$26.54
Number of accumulation units outstanding at end of period	119,845	111,966	118,726	123,451	122,760	117,597	127,419	152,970	127,138	119,268
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.02	$21.03	$12.23	$16.37	$20.51	$20.75	$24.57	$33.72	$34.76	$32.62
Value at end of period	$21.03	$12.23	$16.37	$20.51	$20.75	$24.57	$33.72	$34.76	$32.62	$33.95
Number of accumulation units outstanding at end of period	569,083	575,621	658,113	733,526	764,203	760,765	901,553	862,855	660,967	594,442
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.71	$8.88	$10.23	$9.60	$11.98	$12.31	$13.87	$13.51
Value at end of period		$6.71	$8.88	$10.23	$9.60	$11.98	$12.31	$13.87	$13.51	$13.47
Number of accumulation units outstanding at end of period		914,997	1,054,467	1,100,279	1,120,729	1,247,524	1,305,740	1,409,183	1,237,968	1,205,451
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$16.94	$16.39	$10.31	$13.12	$14.95	$14.49	$17.01	$22.70	$24.48	$22.74
Value at end of period	$16.39	$10.31	$13.12	$14.95	$14.49	$17.01	$22.70	$24.48	$22.74	$26.47
Number of accumulation units outstanding at end of period	985,817	824,062	766,795	728,860	631,813	582,410	645,356	680,809	518,394	494,868
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.97	$12.27	$9.31	$11.31	$12.57	$12.32	$13.74	$16.97	$18.27	$17.68
Value at end of period	$12.27	$9.31	$11.31	$12.57	$12.32	$13.74	$16.97	$18.27	$17.68	$20.14
Number of accumulation units outstanding at end of period	1,689,827	1,423,377	1,318,432	1,236,752	1,159,658	1,096,486	1,166,315	3,147,260	2,723,951	2,513,468
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$15.35	$21.10	$10.20	$17.38	$20.75	$16.84	$19.87	$18.57	$18.55	$15.48
Value at end of period	$21.10	$10.20	$17.38	$20.75	$16.84	$19.87	$18.57	$18.55	$15.48	$17.32
Number of accumulation units outstanding at end of period	1,087,498	981,394	1,034,573	970,196	858,659	808,150	644,118	598,681	445,858	472,646
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.62	$14.37	$8.49	$11.73	$13.48	$12.26	$14.76	$18.54	$18.75	$19.29
Value at end of period	$14.37	$8.49	$11.73	$13.48	$12.26	$14.76	$18.54	$18.75	$19.29	$19.10
Number of accumulation units outstanding at end of period	8,717,736	7,651,915	7,607,082	7,408,486	6,972,743	6,538,272	6,332,627	5,986,144	5,323,141	5,045,894
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2016)										
Value at beginning of period										$10.20
Value at end of period										$10.54
Number of accumulation units outstanding at end of period										533,436
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.09	$13.57	$7.64	$11.07	$14.09	$13.43	$15.43	$20.62	$22.78	$22.96
Value at end of period	$13.57	$7.64	$11.07	$14.09	$13.43	$15.43	$20.62	$22.78	$22.96	$24.37
Number of accumulation units outstanding at end of period	3,997,571	4,008,265	4,255,986	4,377,592	4,359,759	4,270,870	4,123,232	3,959,175	3,615,856	3,425,189
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.07	$30.54	$17.48	$24.73	$28.62	$28.03	$32.97	$45.38	$48.73	$53.35
Value at end of period	$30.54	$17.48	$24.73	$28.62	$28.03	$32.97	$45.38	$48.73	$53.35	$53.51
Number of accumulation units outstanding at end of period	1,294,160	1,193,388	1,187,887	1,144,278	1,109,815	1,133,016	1,100,511	1,073,753	946,005	916,089
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.12	$6.25	$8.17	$8.81	$7.67	$9.02	$10.73	$9.90	$9.46
Value at end of period		$6.25	$8.17	$8.81	$7.67	$9.02	$10.73	$9.90	$9.46	$9.52
Number of accumulation units outstanding at end of period		3,048,127	2,880,112	2,639,053	2,451,373	2,268,560	2,111,816	1,933,747	1,472,161	1,357,706

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-4)										
Value at beginning of period	$18.52	$18.79	$17.11	$13.13	$11.80	$11.14	$9.93	$8.43	$12.73	$12.38
Value at end of period	$20.75	$18.52	$18.79	$17.11	$13.13	$11.80	$11.14	$9.93	$8.43	$12.73
Number of accumulation units outstanding at end of period	1,575,404	1,457,447	1,542,975	1,461,635	1,450,357	1,485,252	1,399,928	1,250,276	1,016,205	742,033
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$34.11	$36.16	$34.09	$24.98	$22.26	$22.98	$18.93	$14.72	$21.79	$23.95
Value at end of period	$43.43	$34.11	$36.16	$34.09	$24.98	$22.26	$22.98	$18.93	$14.72	$21.79
Number of accumulation units outstanding at end of period	1,519,700	1,605,388	1,833,850	1,901,999	1,987,343	2,046,564	2,168,778	2,126,652	2,033,090	2,126,628

CFI 13

I hereby acknowledge receipt of Variable Annuity Account C State University of New York SUNY group deferred variable annuity prospectus dated May 1, 2017.

____ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.81216-17) dated May 1, 2017.

____ Please send the most recent annual and/or quarterly report of Voya Retirement Insurance and Annuity Company.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.81216-17


VARIABLE ANNUITY ACCOUNT C
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY


Statement of Additional Information dated May 1, 2017

Group Variable Annuity Contracts issued to
The State University of New York ("SUNY") Defined Contribution Retirement Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "Separate Account") dated May 1, 2017 describing contracts issued in connection with the Defined Contribution Plans for the State University of New York.

A free prospectus is available upon request from the local Company office or by writing to or calling:

For all <u>regular mail</u>, please use:
Customer Service
Voya
P.O. Box 990063
Harford, CT 06199-0063

For <u>overnight mail</u>, please use:
Customer Service
Voya
One Orange Way
Windsor, CT 06095-4774

1-800-584-6001

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

The Company serves as the depositor for the separate account.

The Company has established the Service Center to provide administrative support to the contract holder and participants of the State University of New York Defined Contribution Retirement Plan ("SUNY"). This office will handle enrollments, billing, transfers, redemptions, and inquiries for all SUNY contract holders and participants. All forms and correspondence should be sent to the address listed on the cover of this Statement of Additional Information.

Other than the mortality and expense risk charge and administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. **See "FEES" in the prospectus.**

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled **"CONTRACT OWNERSHIP AND RIGHTS"** and **"YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2016, 2015 and 2014 amounted to $51,308,844.30, $51,416,775.23 and $50,785,659.69, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (**see "INCOME PHASE" in the prospectus**), the value of your account is determined using accumulation unit values as of the 10th valuation before the first payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the Contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5.0% per annum). Selection of a 5.0% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5.0% on an annual basis. Payments would decline if the rate failed to increase by 5.0%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next **(see "YOUR ACCOUNT VALUE" in the prospectus)**; such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5.0% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the payment option elected, a first monthly variable annuity payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5.0% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual total returns reflect the deduction of all recurring charges during each period (e.g., mortality and expense risk charges and administrative expense charges, if any).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except that we may also include performance from the Fund's inception date, if that date is earlier than the one we use for standardized returns.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2016, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2016

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2016

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants of
Voya Retirement Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2016, of Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account"), and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2016 and 2015. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2016, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account C of Voya Retirement Insurance and Annuity Company at December 31, 2016, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2016 and 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 4, 2017

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 178	$ 655	$ 6,893	$ 82	$ 3,791
Total assets	178	655	6,893	82	3,791
Net assets	$ 178	$ 655	$ 6,893	$ 82	$ 3,791
Net assets					
Accumulation units	$ 178	$ 655	$ 6,893	$ 82	$ 3,791
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 178	$ 655	$ 6,893	$ 82	$ 3,791
Total number of mutual fund shares	32,098	20,996	548,371	10,773	176,501
Cost of mutual fund shares	$ 143	$ 596	$ 6,882	$ 81	$ 4,107

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Assets					
Investments in mutual funds					
at fair value	$ 72	$ 547	$ 12	$ 190	$ 269
Total assets	72	547	12	190	269
Net assets	$ 72	$ 547	$ 12	$ 190	$ 269
Net assets					
Accumulation units	$ 72	$ 547	$ 12	$ 190	$ 269
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 72	$ 547	$ 12	$ 190	$ 269
Total number of mutual fund shares	2,208	17,753	650	5,776	65,118
Cost of mutual fund shares	$ 79	$ 590	$ 10	$ 243	$ 267

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Invesco American Value Fund - Class R5		Invesco Energy Fund - Class R5		Invesco Small Cap Value Fund - Class A		Invesco V.I. American Franchise Fund - Series I Shares		Invesco V.I. Core Equity Fund - Series I Shares	
Assets										
Investments in mutual funds at fair value	$	717	$	40	$	318	$	23,516	$	33,203
Total assets		717		40		318		23,516		33,203
Net assets	$	717	$	40	$	318	$	23,516	$	33,203
Net assets										
Accumulation units	$	717	$	40	$	318	$	23,407	$	32,846
Contracts in payout (annuitization)		—		—		—		109		357
Total net assets	$	717	$	40	$	318	$	23,516	$	33,203
Total number of mutual fund shares		18,705		1,401		16,977		438,904		960,193
Cost of mutual fund shares	$	684	$	35	$	331	$	18,846	$	27,721

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 481	$ 3,644	$ 293	$ 6	$ 546
Total assets	481	3,644	293	6	546
Net assets	$ 481	$ 3,644	$ 293	$ 6	$ 546
Net assets					
Accumulation units	$ 481	$ 3,644	$ 293	$ 6	$ 546
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 481	$ 3,644	$ 293	$ 6	$ 546
Total number of mutual fund shares	23,954	404,938	17,522	253	22,992
Cost of mutual fund shares	$ 503	$ 3,639	$ 215	$ 4	$ 584

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Assets					
Investments in mutual funds					
at fair value	$ 37,550	$ 67,948	$ 4,359	$ 212	$ 24,388
Total assets	37,550	67,948	4,359	212	24,388
Net assets	$ 37,550	$ 67,948	$ 4,359	$ 212	$ 24,388
Net assets					
Accumulation units	$ 37,550	$ 67,948	$ 4,359	$ 212	$ 24,388
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 37,550	$ 67,948	$ 4,359	$ 212	$ 24,388
Total number of mutual fund shares	1,249,154	1,526,918	176,565	7,926	2,111,481
Cost of mutual fund shares	$ 37,522	$ 59,100	$ 4,171	$ 195	$ 26,097

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors[SM] - Class R-3	Fundamental Investors[SM] - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N
Assets					
Investments in mutual funds					
at fair value	$ 9,606	$ 1,482	$ 84,728	$ 4,659	$ 38,429
Total assets	9,606	1,482	84,728	4,659	38,429
Net assets	$ 9,606	$ 1,482	$ 84,728	$ 4,659	$ 38,429
Net assets					
Accumulation units	$ 9,606	$ 1,482	$ 84,728	$ 4,659	$ 38,429
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 9,606	$ 1,482	$ 84,728	$ 4,659	$ 38,429
Total number of mutual fund shares	269,443	27,281	1,559,502	126,880	942,124
Cost of mutual fund shares	$ 8,949	$ 1,434	$ 72,389	$ 4,546	$ 40,464

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 506	$ 11,259	$ 11,019	$ 1,363	$ 1,228
Total assets	506	11,259	11,019	1,363	1,228
Net assets	$ 506	$ 11,259	$ 11,019	$ 1,363	$ 1,228
Net assets					
Accumulation units	$ 506	$ 11,259	$ 11,019	$ 1,363	$ 1,228
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 506	$ 11,259	$ 11,019	$ 1,363	$ 1,228
Total number of mutual fund shares	10,755	175,020	430,270	60,598	26,392
Cost of mutual fund shares	$ 551	$ 12,187	$ 12,745	$ 1,391	$ 1,296

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio
Assets					
Investments in mutual funds at fair value	$ 12,358	$ 136	$ 15,474	$ 10,133	$ 49,756
Total assets	12,358	136	15,474	10,133	49,756
Net assets	$ 12,358	$ 136	$ 15,474	$ 10,133	$ 49,756
Net assets					
Accumulation units	$ 12,358	$ 136	$ 15,474	$ 10,133	$ 49,552
Contracts in payout (annuitization)	—	—	—	—	204
Total net assets	$ 12,358	$ 136	$ 15,474	$ 10,133	$ 49,756
Total number of mutual fund shares	277,643	6,551	774,109	796,643	24,235,668
Cost of mutual fund shares	$ 13,821	$ 134	$ 16,241	$ 10,201	$ 45,221

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund[SM] - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia[SM] Acorn® Fund - Class A	Columbia[SM] Acorn® Fund - Class Z
Assets					
Investments in mutual funds					
at fair value	$ 2,866	$ 770	$ 9,073	$ 43	$ 1
Total assets	2,866	770	9,073	43	1
Net assets	$ 2,866	$ 770	$ 9,073	$ 43	$ 1
Net assets					
Accumulation units	$ 2,866	$ 770	$ 9,073	$ 43	$ 1
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,866	$ 770	$ 9,073	$ 43	$ 1
Total number of mutual fund shares	49,730	17,683	138,249	3,221	89
Cost of mutual fund shares	$ 2,891	$ 737	$ 10,171	$ 67	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 8,702	$ 2	$ 298	$ 50	$ 4,210
Total assets	8,702	2	298	50	4,210
Net assets	$ 8,702	$ 2	$ 298	$ 50	$ 4,210
Net assets					
Accumulation units	$ 8,702	$ 2	$ 298	$ 50	$ 4,210
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 8,702	$ 2	$ 298	$ 50	$ 4,210
Total number of mutual fund shares	594,837	134	13,979	1,079	489,009
Cost of mutual fund shares	$ 9,926	$ 2	$ 351	$ 49	$ 4,396

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 4,601	$ 2,668	$ 15	$ 525	$ 723
Total assets	4,601	2,668	15	525	723
Net assets	$ 4,601	$ 2,668	$ 15	$ 525	$ 723
Net assets					
Accumulation units	$ 4,601	$ 2,668	$ 15	$ 525	$ 723
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 4,601	$ 2,668	$ 15	$ 525	$ 723
Total number of mutual fund shares	209,417	44,600	508	44,975	41,659
Cost of mutual fund shares	$ 6,121	$ 2,390	$ 14	$ 540	$ 707

The accompanying notes are an integral part of these financial statements.


VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)


	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Assets					
Investments in mutual funds					
at fair value	$ 8,970	$ 191	$ 300	$ 760	$ 2
Total assets	8,970	191	300	760	2
Net assets	$ 8,970	$ 191	$ 300	$ 760	$ 2
Net assets					
Accumulation units	$ 8,970	$ 191	$ 300	$ 760	$ 2
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 8,970	$ 191	$ 300	$ 760	$ 2
Total number of mutual fund shares	373,613	5,012	1,629	3,662	92
Cost of mutual fund shares	$ 7,832	$ 194	$ 281	$ 711	$ 2


The accompanying notes are an integral part of these financial statements.


VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3		EuroPacific Growth Fund® - Class R-4		Fidelity Advisor® New Insights Fund - Class I		Fidelity® VIP Equity-Income Portfolio - Initial Class		Fidelity® VIP Growth Portfolio - Initial Class	
Assets										
Investments in mutual funds at fair value	$	5,138	$	268,183	$	1,447	$	269,002	$	262,156
Total assets		5,138		268,183		1,447		269,002		262,156
Net assets	$	5,138	$	268,183	$	1,447	$	269,002	$	262,156
Net assets										
Accumulation units	$	5,138	$	268,183	$	1,447	$	265,217	$	261,493
Contracts in payout (annuitization)		—		—		—		3,785		663
Total net assets	$	5,138	$	268,183	$	1,447	$	269,002	$	262,156
Total number of mutual fund shares		116,121		6,060,625		53,679		12,244,062		4,420,096
Cost of mutual fund shares	$	4,943	$	238,985	$	1,457	$	247,960	$	164,298

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 11,293	$ 25,749	$ 1,197,401	$ 199,247	$ 8
Total assets	11,293	25,749	1,197,401	199,247	8
Net assets	$ 11,293	$ 25,749	$ 1,197,401	$ 199,247	$ 8
Net assets					
Accumulation units	$ 11,259	$ 25,749	$ 1,189,658	$ 199,247	$ 8
Contracts in payout (annuitization)	34	—	7,743	—	—
Total net assets	$ 11,293	$ 25,749	$ 1,197,401	$ 199,247	$ 8
Total number of mutual fund shares	2,099,103	1,445,742	36,088,033	876,003	222
Cost of mutual fund shares	$ 12,023	$ 24,615	$ 993,424	$ 132,700	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 19,664	$ 1,664	$ 232	$ 35	$ 260
Total assets	19,664	1,664	232	35	260
Net assets	$ 19,664	$ 1,664	$ 232	$ 35	$ 260
Net assets					
Accumulation units	$ 19,664	$ 1,664	$ 232	$ 35	$ 260
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 19,664	$ 1,664	$ 232	$ 35	$ 260
Total number of mutual fund shares	1,286,882	55,166	1,755	1,189	8,219
Cost of mutual fund shares	$ 18,840	$ 1,744	$ 282	$ 32	$ 299

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2		Goldman Sachs Growth Opportunities Fund - Class IR		Growth Fund of America® - Class R-3		Growth Fund of America® - Class R-4		The Hartford Capital Appreciation Fund - Class R4	
Assets										
Investments in mutual funds										
at fair value	$	128,525	$	14	$	12,049	$	368,594	$	—
Total assets		128,525		14		12,049		368,594		—
Net assets	$	128,525	$	14	$	12,049	$	368,594	$	—
Net assets										
Accumulation units	$	127,126	$	14	$	12,049	$	368,594	$	—
Contracts in payout (annuitization)		1,399		—		—		—		—
Total net assets	$	128,525	$	14	$	12,049	$	368,594	$	—
Total number of mutual fund shares		6,638,663		653		291,613		8,841,304		3
Cost of mutual fund shares	$	116,207	$	15	$	11,479	$	288,207	$	—

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Aspen Series Balanced Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 6	$ 157	$ 1,273	$ 3,046	$ 127
Total assets	6	157	1,273	3,046	127
Net assets	$ 6	$ 157	$ 1,273	$ 3,046	$ 127
Net assets					
Accumulation units	$ 6	$ 157	$ 1,273	$ 3,046	$ 127
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 6	$ 157	$ 1,273	$ 3,046	$ 127
Total number of mutual fund shares	228	10,627	58,971	56,620	4,193
Cost of mutual fund shares	$ 6	$ 157	$ 1,249	$ 2,863	$ 118

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class
Assets					
Investments in mutual funds at fair value	$ 238	$ 14	$ 58	$ 52	$ 724
Total assets	238	14	58	52	724
Net assets	$ 238	$ 14	$ 58	$ 52	$ 724
Net assets					
Accumulation units	$ 238	$ 14	$ 58	$ 52	$ 724
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 238	$ 14	$ 58	52	$ 724
Total number of mutual fund shares	4,022	1,212	1,429	1,798	47,691
Cost of mutual fund shares	$ 200	$ 15	$ 48	$ 51	$ 667

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	JPMorgan Government Bond Fund - Select Class	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Assets					
Investments in mutual funds at fair value	$ 942	$ 278	$ 440	$ 433	$ 15,278
Total assets	942	278	440	433	15,278
Net assets	$ 942	$ 278	$ 440	$ 433	$ 15,278
Net assets					
Accumulation units	$ 942	$ 278	$ 440	$ 433	$ 15,278
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 942	$ 278	$ 440	$ 433	$ 15,278
Total number of mutual fund shares	89,784	16,987	2,127	28,137	442,066
Cost of mutual fund shares	$ 969	$ 286	$ 458	$ 450	$ 14,371

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Short Duration Income Fund - Class R4
Assets					
Investments in mutual funds					
at fair value	$ 1,170	$ 25	$ 195	$ 24	$ 2,586
Total assets	1,170	25	195	24	2,586
Net assets	$ 1,170	$ 25	$ 195	$ 24	$ 2,586
Net assets					
Accumulation units	$ 1,170	$ 25	$ 195	$ 24	$ 2,586
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,170	$ 25	$ 195	$ 24	$ 2,586
Total number of mutual fund shares	102,765	1,170	10,874	2,269	600,051
Cost of mutual fund shares	$ 1,186	$ 25	$ 241	$ 25	$ 2,607

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3
Assets					
Investments in mutual funds					
at fair value	$ 898	$ 1,242	$ 213	$ 96,369	$ 2
Total assets	898	1,242	213	96,369	2
Net assets	$ 898	$ 1,242	$ 213	$ 96,369	$ 2
Net assets					
Accumulation units	$ 898	$ 1,242	$ 213	$ 95,668	$ 2
Contracts in payout (annuitization)	—	—	—	701	—
Total net assets	$ 898	$ 1,242	$ 213	$ 96,369	$ 2
Total number of mutual fund shares	31,302	56,550	16,470	3,776,211	205
Cost of mutual fund shares	$ 630	$ 1,512	$ 209	$ 64,266	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3
Assets					
Investments in mutual funds					
at fair value	$ 97	$ 10,546	$ 17,807	$ 50	$ 294
Total assets	97	10,546	17,807	50	294
Net assets	$ 97	$ 10,546	$ 17,807	$ 50	$ 294
Net assets					
Accumulation units	$ 97	$ 10,546	$ 17,807	$ 50	$ 294
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 97	$ 10,546	$ 17,807	$ 50	$ 294
Total number of mutual fund shares	4,201	1,001,495	1,689,455	2,111	8,482
Cost of mutual fund shares	$ 100	$ 10,833	$ 18,399	$ 50	$ 296

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4
Assets					
Investments in mutual funds at fair value	$ 640	$ 1,355	$ 12,306	$ 1,718	$ 135,484
Total assets	640	1,355	12,306	1,718	135,484
Net assets	$ 640	$ 1,355	$ 12,306	$ 1,718	$ 135,484
Net assets					
Accumulation units	$ 640	$ 1,355	$ 12,306	$ 1,718	$ 135,484
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 640	$ 1,355	$ 12,306	$ 1,718	$ 135,484
Total number of mutual fund shares	10,686	39,726	631,376	49,660	3,884,278
Cost of mutual fund shares	$ 632	$ 1,328	$ 13,162	$ 1,802	$ 118,622

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Assets					
Investments in mutual funds at fair value	$ 324	$ 1,841	$ 64	$ 197,196	$ 35,494
Total assets	324	1,841	64	197,196	35,494
Net assets	$ 324	$ 1,841	$ 64	$ 197,196	$ 35,494
Net assets					
Accumulation units	$ 324	$ 1,841	$ 64	$ 197,196	$ 35,494
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 324	$ 1,841	$ 64	$ 197,196	$ 35,494
Total number of mutual fund shares	6,327	190,590	1,275	6,082,534	1,110,214
Cost of mutual fund shares	$ 328	$ 2,031	$ 68	$ 174,803	$ 37,012

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Main Street Fund® - Class A
Assets					
Investments in mutual funds at fair value	$ 38	$ 163	$ 255	$ 365	$ 182
Total assets	38	163	255	365	182
Net assets	$ 38	$ 163	$ 255	$ 365	$ 182
Net assets					
Accumulation units	$ 38	$ 163	$ 255	$ 365	$ 182
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 38	$ 163	$ 255	$ 365	$ 182
Total number of mutual fund shares	2,628	29,125	7,349	9,930	3,881
Cost of mutual fund shares	$ 40	$ 173	$ 265	$ 352	$ 179

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Assets					
Investments in mutual funds at fair value	$ 14	$ 211	$ 90	$ 64	$ 27,621
Total assets	14	211	90	64	27,621
Net assets	$ 14	$ 211	$ 90	$ 64	$ 27,621
Net assets					
Accumulation units	$ —	$ 211	$ 90	$ —	$ 27,621
Contracts in payout (annuitization)	14	—	—	64	—
Total net assets	$ 14	$ 211	$ 90	$ 64	$ 27,621
Total number of mutual fund shares	188	6,038	18,233	2,270	1,147,056
Cost of mutual fund shares	$ 15	$ 168	$ 95	$ 54	$ 28,233

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 25,372	$ 38,128	$ 1,570	$ 98,105	$ 14,268
Total assets	25,372	38,128	1,570	98,105	14,268
Net assets	$ 25,372	$ 38,128	$ 1,570	$ 98,105	$ 14,268
Net assets					
Accumulation units	$ 25,372	$ 38,128	$ 1,570	$ 98,105	$ 14,268
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 25,372	$ 38,128	$ 1,570	$ 98,105	$ 14,268
Total number of mutual fund shares	645,764	1,706,728	223,077	7,995,509	429,504
Cost of mutual fund shares	$ 24,949	$ 38,252	$ 1,537	$ 111,445	$ 14,529

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,175	$ 992	$ 7,280	$ —	$ 19,606
Total assets	1,175	992	7,280	—	19,606
Net assets	$ 1,175	$ 992	$ 7,280	$ —	$ 19,606
Net assets					
Accumulation units	$ 1,175	$ 992	$ 7,280	$ —	$ 19,606
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,175	$ 992	$ 7,280	$ —	$ 19,606
Total number of mutual fund shares	123,700	93,388	451,303	6	2,108,196
Cost of mutual fund shares	$ 1,240	$ 1,004	$ 9,343	$ —	$ 21,246

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund
Assets					
Investments in mutual funds at fair value	$ 79	$ 10,001	$ 112	$ 2	$ 4,066
Total assets	79	10,001	112	2	4,066
Net assets	$ 79	$ 10,001	$ 112	$ 2	$ 4,066
Net assets					
Accumulation units	$ 79	$ 10,001	$ 112	$ 2	$ 4,066
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 79	$ 10,001	$ 112	$ 2	$ 4,066
Total number of mutual fund shares	6,082	749,678	8,380	271	242,196
Cost of mutual fund shares	$ 85	$ 9,355	$ 101	$ 3	$ 4,125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4		T. Rowe Price Institutional Large-Cap Growth Fund		T. Rowe Price Mid-Cap Value Fund - R Class		T. Rowe Price Value Fund - Advisor Class		TCW Total Return Bond Fund - Class N	
Assets										
Investments in mutual funds										
at fair value	$	15,154	$	12,935	$	1,228	$	301	$	5,929
Total assets		15,154		12,935		1,228		301		5,929
Net assets	$	15,154	$	12,935	$	1,228	$	301	$	5,929
Net assets										
Accumulation units	$	15,154	$	12,935	$	1,228	$	301	$	5,929
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	15,154	$	12,935	$	1,228	$	301	$	5,929
Total number of mutual fund shares		332,104		442,363		43,034		9,067		581,881
Cost of mutual fund shares	$	15,338	$	12,504	$	1,127	$	300	$	6,170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4
Assets					
Investments in mutual funds at fair value	$ 510	$ 27,244	$ 129,353	$ 32	$ 3
Total assets	510	27,244	129,353	32	3
Net assets	$ 510	$ 27,244	$ 129,353	$ 32	$ 3
Net assets					
Accumulation units	$ 510	$ 27,244	$ 129,353	$ 32	$ 3
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 510	$ 27,244	$ 129,353	$ 32	$ 3
Total number of mutual fund shares	72,960	2,277,950	10,779,431	1,072	109
Cost of mutual fund shares	$ 532	$ 29,252	$ 141,240	$ 33	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Assets					
Investments in mutual funds at fair value	$ 6,257	$ 14,039	$ 103	$ 199	$ 33
Total assets	6,257	14,039	103	199	33
Net assets	$ 6,257	$ 14,039	$ 103	$ 199	$ 33
Net assets					
Accumulation units	$ 6,257	$ 14,039	$ 103	$ 199	$ 33
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 6,257	$ 14,039	$ 103	$ 199	$ 33
Total number of mutual fund shares	651,128	1,168,940	6,013	9,004	1,557
Cost of mutual fund shares	$ 5,874	$ 15,679	$ 82	$ 186	$ 32

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 115	$ 1,674	$ 38	$ 250,957	$ 60
Total assets	115	1,674	38	250,957	60
Net assets	$ 115	$ 1,674	$ 38	$ 250,957	$ 60
Net assets					
Accumulation units	$ 115	$ 1,674	$ 38	$ 236,293	$ 60
Contracts in payout (annuitization)	—	—	—	14,664	—
Total net assets	$ 115	$ 1,674	$ 38	$ 250,957	$ 60
Total number of mutual fund shares	2,978	46,286	915	16,808,881	4,968
Cost of mutual fund shares	$ 102	$ 1,606	$ 33	$ 196,967	$ 57

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Real Estate Fund - Class A	Voya Large-Cap Growth Fund - Class A	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 841	$ 158	$ 149	$ 3,178	$ 743
Total assets	841	158	149	3,178	743
Net assets	$ 841	$ 158	$ 149	$ 3,178	$ 743
Net assets					
Accumulation units	$ 841	$ 158	$ 149	$ 3,178	$ 743
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 841	$ 158	$ 149	$ 3,178	$ 743
Total number of mutual fund shares	46,747	5,201	14,994	376,105	74,479
Cost of mutual fund shares	$ 877	$ 154	$ 149	$ 3,282	$ 748

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 463,454	$ 2,631	$ 5,274	$ 39	$ 31,164
Total assets	463,454	2,631	5,274	39	31,164
Net assets	$ 463,454	$ 2,631	$ 5,274	$ 39	$ 31,164
Net assets					
Accumulation units	$ 449,492	$ 2,631	$ 5,274	$ 39	$ 31,164
Contracts in payout (annuitization)	13,962	—	—	—	—
Total net assets	$ 463,454	$ 2,631	$ 5,274	$ 39	$ 31,164
Total number of mutual fund shares	36,607,716	209,148	510,014	3,901	3,113,255
Cost of mutual fund shares	$ 462,209	$ 2,691	$ 5,237	$ 40	$ 32,095

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 21,510	$ 121	$ 430,272	$ 6,892	$ 21
Total assets	21,510	121	430,272	6,892	21
Net assets	$ 21,510	$ 121	$ 430,272	$ 6,892	$ 21
Net assets					
Accumulation units	$ 21,510	$ 121	$ 429,191	$ 6,892	$ 21
Contracts in payout (annuitization)	—	—	1,081	—	—
Total net assets	$ 21,510	$ 121	$ 430,272	$ 6,892	$ 21
Total number of mutual fund shares	2,148,884	7,453	24,813,837	406,143	1,752
Cost of mutual fund shares	$ 22,170	$ 129	$ 429,163	$ 7,415	$ 19

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 328,460	$ 1,668	$ 10	$ 13,095	$ 387
Total assets	328,460	1,668	10	13,095	387
Net assets	$ 328,460	$ 1,668	$ 10	$ 13,095	$ 387
Net assets					
Accumulation units	$ 324,981	$ 1,668	$ 10	$ 12,871	$ 387
Contracts in payout (annuitization)	3,479	—	—	224	—
Total net assets	$ 328,460	$ 1,668	$ 10	$ 13,095	$ 387
Total number of mutual fund shares	27,371,674	140,633	1,023	879,418	25,960
Cost of mutual fund shares	$ 284,752	$ 1,681	$ 10	$ 12,423	$ 344

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 20,177	$ 48	$ 38	$ 84,613	$ 90
Total assets	20,177	48	38	84,613	90
Net assets	$ 20,177	$ 48	$ 38	$ 84,613	$ 90
Net assets					
Accumulation units	$ 20,177	$ 48	$ 38	$ 84,613	$ 90
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 20,177	$ 48	$ 38	$ 84,613	$ 90
Total number of mutual fund shares	1,463,149	5,250	3,367	7,219,513	2,566
Cost of mutual fund shares	$ 20,507	$ 51	$ 41	$ 78,711	$ 85

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Institutional Class		VY® Clarion Real Estate Portfolio - Service Class		VY® FMR® Diversified Mid Cap Portfolio - Institutional Class		VY® FMR® Diversified Mid Cap Portfolio - Service Class		VY® Invesco Growth and Income Portfolio - Institutional Class
Assets									
Investments in mutual funds at fair value	$	2,120	$	61,308	$	30,214	$	50,547	$	26,466
Total assets		2,120		61,308		30,214		50,547		26,466
Net assets	$	2,120	$	61,308	$	30,214	$	50,547	$	26,466
Net assets									
Accumulation units	$	—	$	61,308	$	30,214	$	50,547	$	26,466
Contracts in payout (annuitization)		2,120		—		—		—		—
Total net assets	$	2,120	$	61,308	$	30,214	$	50,547	$	26,466
Total number of mutual fund shares		57,786		1,676,008		1,941,789		3,284,385		988,640
Cost of mutual fund shares	$	1,644	$	46,083	$	32,923	$	52,141	$	27,825

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 28,398	$ 266	$ 19,344	$ 17,732	$ 28
Total assets	28,398	266	19,344	17,732	28
Net assets	$ 28,398	$ 266	$ 19,344	$ 17,732	$ 28
Net assets					
Accumulation units	$ 28,398	$ 266	$ 19,344	$ 17,732	$ 28
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 28,398	$ 266	$ 19,344	$ 17,732	$ 28
Total number of mutual fund shares	1,054,135	18,402	1,280,197	1,179,777	1,514
Cost of mutual fund shares	$ 27,999	$ 312	$ 23,973	$ 21,422	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 38,416	$ 27,747	$ 52	$ 450	$ 266,487
Total assets	38,416	27,747	52	450	266,487
Net assets	$ 38,416	$ 27,747	$ 52	$ 450	$ 266,487
Net assets					
Accumulation units	$ 38,416	$ 27,747	$ 52	$ 450	$ 266,487
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 38,416	$ 27,747	$ 52	$ 450	$ 266,487
Total number of mutual fund shares	1,960,976	1,433,962	3,588	18,335	10,454,557
Cost of mutual fund shares	$ 36,829	$ 26,530	$ 58	$ 476	$ 274,582

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 710,826	$ 1,281	$ 101,935	$ 89	$ 6,961
Total assets	710,826	1,281	101,935	89	6,961
Net assets	$ 710,826	$ 1,281	$ 101,935	$ 89	$ 6,961
Net assets					
Accumulation units	$ 710,826	$ 1,281	$ 101,377	$ 89	$ 6,961
Contracts in payout (annuitization)	—	—	558	—	—
Total net assets	$ 710,826	$ 1,281	$ 101,935	$ 89	$ 6,961
Total number of mutual fund shares	27,875,528	93,996	7,349,346	6,978	545,077
Cost of mutual fund shares	$ 682,970	$ 1,253	$ 96,410	$ 83	$ 6,779

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 713	$ 4,876	$ 228,794	$ 162	$ 294
Total assets	713	4,876	228,794	162	294
Net assets	$ 713	$ 4,876	$ 228,794	$ 162	$ 294
Net assets					
Accumulation units	$ 713	$ 4,876	$ 227,531	$ 162	$ 294
Contracts in payout (annuitization)	—	—	1,263	—	—
Total net assets	$ 713	$ 4,876	$ 228,794	$ 162	$ 294
Total number of mutual fund shares	72,654	492,555	228,793,973	8,579	6,135
Cost of mutual fund shares	$ 851	$ 6,286	$ 228,794	$ 162	$ 269

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 28	$ 285	$ 76,457	$ 704	$ 8,027
Total assets	28	285	76,457	704	8,027
Net assets	$ 28	$ 285	$ 76,457	$ 704	$ 8,027
Net assets					
Accumulation units	$ 28	$ 285	$ 74,794	$ 695	$ 8,027
Contracts in payout (annuitization)	—	—	1,663	9	—
Total net assets	$ 28	$ 285	$ 76,457	$ 704	$ 8,027
Total number of mutual fund shares	584	27,881	7,337,565	67,652	792,403
Cost of mutual fund shares	$ 29	$ 297	$ 83,120	$ 731	$ 8,830

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 2,415	$ 4,345	$ 9,330	$ 3,721	$ 2,640
Total assets	2,415	4,345	9,330	3,721	2,640
Net assets	$ 2,415	$ 4,345	$ 9,330	$ 3,721	$ 2,640
Net assets					
Accumulation units	$ 2,415	$ 4,345	$ 9,330	$ 3,721	$ 2,640
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,415	$ 4,345	$ 9,330	$ 3,721	$ 2,640
Total number of mutual fund shares	241,035	440,694	911,993	368,038	265,043
Cost of mutual fund shares	$ 2,558	$ 4,650	$ 10,444	$ 4,103	$ 2,885

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 9,650	$ 1,755	$ 2,669	$ 2,292	$ 1,009
Total assets	9,650	1,755	2,669	2,292	1,009
Net assets	$ 9,650	$ 1,755	$ 2,669	$ 2,292	$ 1,009
Net assets					
Accumulation units	$ 9,650	$ 1,755	$ 2,669	$ 2,292	$ 1,009
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 9,650	$ 1,755	$ 2,669	$ 2,292	$ 1,009
Total number of mutual fund shares	915,524	168,794	260,673	172,494	76,686
Cost of mutual fund shares	$ 10,686	$ 1,855	$ 2,870	$ 2,393	$ 1,047

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 831	$ 3,658	$ 895	$ 1,145	$ 437
Total assets	831	3,658	895	1,145	437
Net assets	$ 831	$ 3,658	$ 895	$ 1,145	$ 437
Net assets					
Accumulation units	$ 831	$ 3,658	$ 895	$ 1,145	$ 437
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 831	$ 3,658	$ 895	$ 1,145	$ 437
Total number of mutual fund shares	63,605	367,287	90,790	118,559	40,974
Cost of mutual fund shares	$ 877	$ 3,654	$ 896	$ 1,147	$ 454

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 2,609	$ 135,518	$ 11,067	$ 386	$ 3,095
Total assets	2,609	135,518	11,067	386	3,095
Net assets	$ 2,609	$ 135,518	$ 11,067	$ 386	$ 3,095
Net assets					
Accumulation units	$ 2,609	$ 135,518	$ 11,067	$ 386	$ 3,095
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,609	$ 135,518	$ 11,067	$ 386	$ 3,095
Total number of mutual fund shares	238,445	12,524,809	1,051,979	36,025	281,859
Cost of mutual fund shares	$ 2,893	$ 143,785	$ 12,275	$ 401	$ 3,431

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class		Voya Solution 2035 Portfolio - Service 2 Class		Voya Solution 2045 Portfolio - Adviser Class		Voya Solution 2045 Portfolio - Initial Class		Voya Solution 2045 Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	136,495	$	13,278	$	33	$	2,351	$	102,771
Total assets		136,495		13,278		33		2,351		102,771
Net assets	$	136,495	$	13,278	$	33	$	2,351	$	102,771
Net assets										
Accumulation units	$	136,495	$	13,278	$	33	$	2,351	$	102,771
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	136,495	$	13,278	$	33	$	2,351	$	102,771
Total number of mutual fund shares		12,557,077		1,265,791		3,066		215,334		9,542,348
Cost of mutual fund shares	$	147,757	$	14,682	$	37	$	2,451	$	113,126

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service 2 Class		Voya Solution 2055 Portfolio - Initial Class		Voya Solution 2055 Portfolio - Service Class		Voya Solution 2055 Portfolio - Service 2 Class		Voya Solution Balanced Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	7,798	$	1,073	$	18,451	$	1,438	$	4,837
Total assets		7,798		1,073		18,451		1,438		4,837
Net assets	$	7,798	$	1,073	$	18,451	$	1,438	$	4,837
Net assets										
Accumulation units	$	7,798	$	1,073	$	18,451	$	1,438	$	4,837
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	7,798	$	1,073	$	18,451	$	1,438	$	4,837
Total number of mutual fund shares		741,969		85,772		1,490,368		116,787		526,855
Cost of mutual fund shares	$	8,994	$	1,067	$	19,928	$	1,519	$	5,361

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,009	$ 6,602	$ 63,458	$ 5,591	$ 6,427
Total assets	1,009	6,602	63,458	5,591	6,427
Net assets	$ 1,009	$ 6,602	$ 63,458	$ 5,591	$ 6,427
Net assets					
Accumulation units	$ 1,009	$ 6,602	$ 63,458	$ 5,591	$ 6,427
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,009	$ 6,602	$ 63,458	$ 5,591	$ 6,427
Total number of mutual fund shares	90,855	580,136	5,625,751	508,712	680,820
Cost of mutual fund shares	$ 1,005	$ 6,654	$ 63,100	$ 5,570	$ 7,075

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 75	$ 32,821	$ 68,126	$ 315	$ 123,986
Total assets	75	32,821	68,126	315	123,986
Net assets	$ 75	$ 32,821	$ 68,126	$ 315	$ 123,986
Net assets					
Accumulation units	$ 75	$ 32,821	$ 66,948	$ 315	$ 123,099
Contracts in payout (annuitization)	—	—	1,178	—	887
Total net assets	$ 75	$ 32,821	$ 68,126	$ 315	$ 123,986
Total number of mutual fund shares	6,249	2,580,295	5,424,015	12,701	4,781,584
Cost of mutual fund shares	$ 72	$ 32,984	$ 66,495	$ 311	$ 106,798

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 13,696	$ 159	$ 7,084	$ 408	$ 64,533
Total assets	13,696	159	7,084	408	64,533
Net assets	$ 13,696	$ 159	$ 7,084	$ 408	$ 64,533
Net assets					
Accumulation units	$ 13,554	$ 159	$ 7,084	$ 408	$ 63,425
Contracts in payout (annuitization)	142	—	—	—	1,108
Total net assets	$ 13,696	$ 159	$ 7,084	$ 408	$ 64,533
Total number of mutual fund shares	645,746	8,615	373,637	23,518	3,698,153
Cost of mutual fund shares	$ 13,365	$ 110	$ 5,883	$ 286	$ 44,331

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 1,585	$ 320,439	$ 1,687	$ 344	$ 8,433
Total assets	1,585	320,439	1,687	344	8,433
Net assets	$ 1,585	$ 320,439	$ 1,687	$ 344	$ 8,433
Net assets					
Accumulation units	$ 1,585	$ 317,893	$ 1,687	$ 344	$ 8,433
Contracts in payout (annuitization)	—	2,546	—	—	—
Total net assets	$ 1,585	$ 320,439	$ 1,687	$ 344	$ 8,433
Total number of mutual fund shares	35,964	7,143,091	37,930	17,804	426,964
Cost of mutual fund shares	$ 1,607	$ 285,921	$ 1,692	$ 323	$ 8,753

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 67,799	$ 373	$ 512,098	$ 1,103	$ 33,378
Total assets	67,799	373	512,098	1,103	33,378
Net assets	$ 67,799	$ 373	$ 512,098	$ 1,103	$ 33,378
Net assets					
Accumulation units	$ 66,380	$ 373	$ 509,030	$ 1,103	$ 32,593
Contracts in payout (annuitization)	1,419	—	3,068	—	785
Total net assets	$ 67,799	$ 373	$ 512,098	$ 1,103	$ 33,378
Total number of mutual fund shares	3,462,647	23,447	30,923,784	68,998	2,855,301
Cost of mutual fund shares	$ 63,346	$ 357	$ 449,189	$ 1,104	$ 34,743

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 856	$ 319	$ 389,971	$ 1,069	$ 1,119
Total assets	856	319	389,971	1,069	1,119
Net assets	$ 856	$ 319	$ 389,971	$ 1,069	$ 1,119
Net assets					
Accumulation units	$ 856	$ 319	$ 388,107	$ 1,069	$ 1,119
Contracts in payout (annuitization)	—	—	1,864	—	—
Total net assets	$ 856	$ 319	$ 389,971	$ 1,069	$ 1,119
Total number of mutual fund shares	73,393	34,677	38,880,470	110,108	15,425
Cost of mutual fund shares	$ 877	$ 323	$ 356,558	$ 1,144	$ 1,134

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 359,212	$ 3,555	$ 223	$ 81,205	$ 250
Total assets	359,212	3,555	223	81,205	250
Net assets	$ 359,212	$ 3,555	$ 223	$ 81,205	$ 250
Net assets					
Accumulation units	$ 356,816	$ 3,555	$ 223	$ 79,592	$ 250
Contracts in payout (annuitization)	2,396	—	—	1,613	—
Total net assets	$ 359,212	$ 3,555	$ 223	$ 81,205	$ 250
Total number of mutual fund shares	4,638,589	47,425	20,445	7,375,608	22,810
Cost of mutual fund shares	$ 314,419	$ 3,713	$ 224	$ 78,570	$ 268

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A
Assets					
Investments in mutual funds at fair value	$ 3,517	$ 31,090	$ 69,555	$ 62,777	$ 1,308
Total assets	3,517	31,090	69,555	62,777	1,308
Net assets	$ 3,517	$ 31,090	$ 69,555	$ 62,777	$ 1,308
Net assets					
Accumulation units	$ 3,517	$ 30,409	$ 68,916	$ 61,498	$ 1,308
Contracts in payout (annuitization)	—	681	639	1,279	—
Total net assets	$ 3,517	$ 31,090	$ 69,555	$ 62,777	$ 1,308
Total number of mutual fund shares	185,687	2,479,242	5,025,686	4,763,055	47,564
Cost of mutual fund shares	$ 3,261	$ 29,253	$ 51,650	$ 50,405	$ 1,279

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,180,483	$ 335	$ 88,186	$ 11,258	$ 332,137
Total assets	1,180,483	335	88,186	11,258	332,137
Net assets	$ 1,180,483	$ 335	$ 88,186	$ 11,258	$ 332,137
Net assets					
Accumulation units	$ 1,110,307	$ 335	$ 86,858	$ 11,258	$ 328,068
Contracts in payout (annuitization)	70,176	—	1,328	—	4,069
Total net assets	$ 1,180,483	$ 335	$ 88,186	$ 11,258	$ 332,137
Total number of mutual fund shares	42,356,776	12,154	9,574,993	1,223,731	13,730,331
Cost of mutual fund shares	$ 999,651	$ 368	$ 90,596	$ 11,540	$ 208,721

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 298	$ 361,836	$ 282	$ 163,309	$ 275
Total assets	298	361,836	282	163,309	275
Net assets	$ 298	$ 361,836	$ 282	$ 163,309	$ 275
Net assets					
Accumulation units	$ 298	$ 360,219	$ 282	$ 161,778	$ 275
Contracts in payout (annuitization)	—	1,617	—	1,531	—
Total net assets	$ 298	$ 361,836	$ 282	$ 163,309	$ 275
Total number of mutual fund shares	12,431	16,544,847	13,082	6,068,721	10,318
Cost of mutual fund shares	$ 208	$ 287,114	$ 257	$ 93,209	$ 172

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 29,891	$ 7	$ 40,899	$ 1,182	$ 93,725
Total assets	29,891	7	40,899	1,182	93,725
Net assets	$ 29,891	$ 7	$ 40,899	$ 1,182	$ 93,725
Net assets					
Accumulation units	$ 29,490	$ 7	$ 40,506	$ 1,182	$ 93,725
Contracts in payout (annuitization)	401	—	393	—	—
Total net assets	$ 29,891	$ 7	$ 40,899	$ 1,182	$ 93,725
Total number of mutual fund shares	3,392,899	777	1,501,443	43,623	5,383,403
Cost of mutual fund shares	$ 30,933	$ 7	$ 36,968	$ 837	$ 77,102

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 400	$ 490	$ 13,396	$ 12,817	$ 105,572
Total assets	400	490	13,396	12,817	105,572
Net assets	$ 400	$ 490	$ 13,396	$ 12,817	$ 105,572
Net assets					
Accumulation units	$ —	$ 490	$ 13,396	$ 12,817	$ 105,572
Contracts in payout (annuitization)	400	—	—	—	—
Total net assets	$ 400	$ 490	$ 13,396	$ 12,817	$ 105,572
Total number of mutual fund shares	23,132	23,341	642,171	450,813	7,019,426
Cost of mutual fund shares	$ 334	$ 446	$ 12,140	$ 11,378	$ 103,959

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 45,782	$ 169,597	$ 401	$ 16,169	$ 132,120
Total assets	45,782	169,597	401	16,169	132,120
Net assets	$ 45,782	$ 169,597	$ 401	$ 16,169	$ 132,120
Net assets					
Accumulation units	$ 45,782	$ 166,743	$ 401	$ 16,169	$ 132,120
Contracts in payout (annuitization)	—	2,854	—	—	—
Total net assets	$ 45,782	$ 169,597	$ 401	$ 16,169	$ 132,120
Total number of mutual fund shares	3,070,539	7,667,123	18,539	1,535,495	10,706,626
Cost of mutual fund shares	$ 43,952	$ 140,211	$ 342	$ 16,480	$ 148,181

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select
Assets					
Investments in mutual funds at fair value	$ 1,066	$ 56,707	$ 99	$ 41,297	$ 61,099
Total assets	1,066	56,707	99	41,297	61,099
Net assets	$ 1,066	$ 56,707	$ 99	$ 41,297	$ 61,099
Net assets					
Accumulation units	$ 1,066	$ 56,707	$ 99	$ 41,297	$ 61,099
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,066	$ 56,707	$ 99	$ 41,297	$ 61,099
Total number of mutual fund shares	90,973	2,210,793	4,083	1,746,931	3,198,882
Cost of mutual fund shares	$ 1,183	$ 55,478	$ 102	$ 52,133	$ 76,731

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Wanger USA		Washington Mutual Investors Fund^{SM} - Class R-3		Washington Mutual Investors Fund^{SM} - Class R-4		Wells Fargo Small Cap Value Fund - Class A		Wells Fargo Small Company Growth Fund - Administrator Class
Assets									
Investments in mutual funds									
at fair value	$	68,640	$	2,724	$	152,821	$	153	$	216
Total assets		68,640		2,724		152,821		153		216
Net assets	$	68,640	$	2,724	$	152,821	$	153	$	216
Net assets									
Accumulation units	$	68,640	$	2,724	$	152,821	$	153	$	216
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	68,640	$	2,724	$	152,821	$	153	$	216
Total number of mutual fund shares		2,587,251		67,017		3,749,293		7,308		5,003
Cost of mutual fund shares	$	80,811	$	2,680	$	122,155	$	172	$	213

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Wells Fargo Special Small Cap Value Fund - Class A
Assets	
Investments in mutual funds at fair value	$ 124,195
Total assets	124,195
Net assets	$ 124,195
Net assets	
Accumulation units	$ 124,195
Contracts in payout (annuitization)	—
Total net assets	$ 124,195
Total number of mutual fund shares	3,754,397
Cost of mutual fund shares	$ 85,625

The accompanying notes are an integral part of these financial statements.

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 5	$ 118	$ 3	$ 11
Expenses:					
Mortality and expense risks and other charges	1	7	—	1	36
Total expenses	1	7	—	1	36
Net investment income (loss)	2	(2)	118	2	(25)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	27	(26)	(1)	5
Capital gains distributions	9	32	—	—	345
Total realized gain (loss) on investments and capital gains distributions	15	59	(26)	(1)	350
Net unrealized appreciation (depreciation) of investments	—	2	133	4	65
Net realized and unrealized gain (loss) on investments	15	61	107	3	415
Net increase (decrease) in net assets resulting from operations	$ 17	$ 59	$ 225	$ 5	$ 390

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 8	$ —	$ —	$ 12
Expenses:					
Mortality and expense risks and other charges	1	4	—	2	2
Total expenses	1	4	—	2	2
Net investment income (loss)	(1)	4	—	(2)	10
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	1	(1)	(17)	(3)
Capital gains distributions	6	—	—	4	—
Total realized gain (loss) on investments and capital gains distributions	—	1	(1)	(13)	(3)
Net unrealized appreciation (depreciation) of investments	7	(13)	3	(15)	14
Net realized and unrealized gain (loss) on investments	7	(12)	2	(28)	11
Net increase (decrease) in net assets resulting from operations	$ 6	$ (8)	$ 2	$ (30)	$ 21

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 4	$ 1	$ 1	$ —	$ 248
Expenses:					
Mortality and expense risks and other charges	9	—	2	249	343
Total expenses	9	—	2	249	343
Net investment income (loss)	(5)	1	(1)	(249)	(95)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(87)	(1)	(28)	1,306	1,148
Capital gains distributions	6	—	5	2,159	2,221
Total realized gain (loss) on investments and capital gains distributions	(81)	(1)	(23)	3,465	3,369
Net unrealized appreciation (depreciation) of investments	181	7	64	(2,957)	(360)
Net realized and unrealized gain (loss) on investments	100	6	41	508	3,009
Net increase (decrease) in net assets resulting from operations	$ 95	$ 7	$ 40	$ 259	$ 2,914

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 6	$ —	$ 7
Expenses:					
Mortality and expense risks and other charges	6	39	2	—	4
Total expenses	6	39	2	—	4
Net investment income (loss)	(6)	(39)	4	—	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(58)	72	1	6	(72)
Capital gains distributions	4	143	10	—	12
Total realized gain (loss) on investments and capital gains distributions	(54)	215	11	6	(60)
Net unrealized appreciation (depreciation) of investments	72	(136)	23	(4)	157
Net realized and unrealized gain (loss) on investments	18	79	34	2	97
Net increase (decrease) in net assets resulting from operations	$ 12	$ 40	$ 38	$ 2	$ 100

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Net investment income (loss)					
Investment income:					
Dividends	$ 246	$ 924	$ 66	$ 1	$ 487
Expenses:					
Mortality and expense risks and other					
charges	367	660	28	1	264
Total expenses	367	660	28	1	264
Net investment income (loss)	(121)	264	38	—	223
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,209	2,151	388	(1)	(807)
Capital gains distributions	4,266	1,810	109	5	32
Total realized gain (loss) on investments					
and capital gains distributions	5,475	3,961	497	4	(775)
Net unrealized appreciation					
(depreciation) of investments	(2,994)	1,005	(190)	32	1,465
Net realized and unrealized gain (loss)					
on investments	2,481	4,966	307	36	690
Net increase (decrease) in net assets					
resulting from operations	$ 2,360	$ 5,230	$ 345	$ 36	$ 913

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^{SM} - Class R-3	Fundamental Investors^{SM} - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N
Net investment income (loss)					
Investment income:					
Dividends	$ 199	$ 18	$ 1,255	$ 83	$ 118
Expenses:					
Mortality and expense risks and other charges	112	7	663	13	293
Total expenses	112	7	663	13	293
Net investment income (loss)	87	11	592	70	(175)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	684	23	2,503	32	(1,465)
Capital gains distributions	158	45	2,549	124	1,526
Total realized gain (loss) on investments and capital gains distributions	842	68	5,052	156	61
Net unrealized appreciation (depreciation) of investments	138	73	2,998	277	6,985
Net realized and unrealized gain (loss) on investments	980	141	8,050	433	7,046
Net increase (decrease) in net assets resulting from operations	$ 1,067	$ 152	$ 8,642	$ 503	$ 6,871

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 31	$ 133	$ 24	$ —
Expenses:					
Mortality and expense risks and other charges	4	105	129	7	5
Total expenses	4	105	129	7	5
Net investment income (loss)	(1)	(74)	4	17	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	(702)	227	27	(24)
Capital gains distributions	34	646	—	82	28
Total realized gain (loss) on investments and capital gains distributions	31	(56)	227	109	4
Net unrealized appreciation (depreciation) of investments	20	1,479	(1,665)	65	(54)
Net realized and unrealized gain (loss) on investments	51	1,423	(1,438)	174	(50)
Net increase (decrease) in net assets resulting from operations	$ 50	$ 1,349	$ (1,434)	$ 191	$ (55)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 1	$ 64	$ 175	$ 906
Expenses:					
Mortality and expense risks and other charges	134	1	151	100	524
Total expenses	134	1	151	100	524
Net investment income (loss)	(134)	—	(87)	75	382
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,212)	(1)	(598)	55	127
Capital gains distributions	297	5	721	—	1,378
Total realized gain (loss) on investments and capital gains distributions	(915)	4	123	55	1,505
Net unrealized appreciation (depreciation) of investments	234	15	2,520	44	1,345
Net realized and unrealized gain (loss) on investments	(681)	19	2,643	99	2,850
Net increase (decrease) in net assets resulting from operations	$ (815)	$ 19	$ 2,556	$ 174	$ 3,232

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Capital Income Builder® - Class R-4		Capital World Growth & Income Fund^{SM} - Class R-3		Cohen & Steers Realty Shares, Inc.		Columbia^{SM} Acorn® Fund - Class A		Columbia^{SM} Acorn® Fund - Class Z	
Net investment income (loss)										
Investment income:										
Dividends	$	63	$	17	$	257	$	—	$	—
Expenses:										
Mortality and expense risks and other charges		16		3		94		—		—
Total expenses		16		3		94		—		—
Net investment income (loss)		47		14		163		—		—
Realized and unrealized gain (loss) on investments										
Net realized gain (loss) on investments		(3)		49		(253)		(12)		(3)
Capital gains distributions		—		21		873		17		—
Total realized gain (loss) on investments and capital gains distributions		(3)		70		620		5		(3)
Net unrealized appreciation (depreciation) of investments		(14)		(39)		(537)		—		3
Net realized and unrealized gain (loss) on investments		(17)		31		83		5		—
Net increase (decrease) in net assets resulting from operations	$	30	$	45	$	246	$	5	$	—

The accompanying notes are an integral part of these financial statements.

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 62	$ —	$ —	$ —	$ 138
Expenses:					
Mortality and expense risks and other charges	67	—	2	—	37
Total expenses	67	—	2	—	37
Net investment income (loss)	(5)	—	(2)	—	101
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(450)	—	(21)	—	(24)
Capital gains distributions	591	—	12	—	—
Total realized gain (loss) on investments and capital gains distributions	141	—	(9)	—	(24)
Net unrealized appreciation (depreciation) of investments	877	—	54	1	38
Net realized and unrealized gain (loss) on investments	1,018	—	45	1	14
Net increase (decrease) in net assets resulting from operations	$ 1,013	$ —	$ 43	$ 1	$ 115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 13	$ —	$ 7	$ 10
Expenses:					
Mortality and expense risks and other charges	—	12	—	—	—
Total expenses	—	12	—	—	—
Net investment income (loss)	1	1	—	7	10
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(20)	(54)	(3)	2	1
Capital gains distributions	1,297	—	—	1	—
Total realized gain (loss) on investments and capital gains distributions	1,277	(54)	(3)	3	1
Net unrealized appreciation (depreciation) of investments	(1,452)	420	4	(15)	23
Net realized and unrealized gain (loss) on investments	(175)	366	1	(12)	24
Net increase (decrease) in net assets resulting from operations	$ (174)	$ 367	$ 1	$ (5)	$ 34

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net investment income (loss)					
Investment income:					
Dividends	$ 65	$ 4	$ 5	$ 15	$ 1
Expenses:					
Mortality and expense risks and other charges	—	2	3	8	—
Total expenses	—	2	3	8	—
Net investment income (loss)	65	2	2	7	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(31)	8	(9)	76	(16)
Capital gains distributions	271	3	14	67	—
Total realized gain (loss) on investments and capital gains distributions	240	11	5	143	(16)
Net unrealized appreciation (depreciation) of investments	1,326	12	36	(72)	19
Net realized and unrealized gain (loss) on investments	1,566	23	41	71	3
Net increase (decrease) in net assets resulting from operations	$ 1,631	$ 25	$ 43	$ 78	$ 4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 49	$ 3,378	$ 6	$ 5,794	$ 102
Expenses:					
Mortality and expense risks and other charges	32	2,317	14	2,520	2,579
Total expenses	32	2,317	14	2,520	2,579
Net investment income (loss)	17	1,061	(8)	3,274	(2,477)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	223	(4,812)	2	(9,715)	17,369
Capital gains distributions	—	—	65	16,384	26,373
Total realized gain (loss) on investments and capital gains distributions	223	(4,812)	67	6,669	43,742
Net unrealized appreciation (depreciation) of investments	(250)	3,219	11	29,724	(42,225)
Net realized and unrealized gain (loss) on investments	(27)	(1,593)	78	36,393	1,517
Net increase (decrease) in net assets resulting from operations	$ (10)	$ (532)	$ 70	$ 39,667	$ (960)

The accompanying notes are an integral part of these financial statements.

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 577	$ 385	$ 9,465	$ 2,793	$ —
Expenses:					
Mortality and expense risks and other charges	119	260	10,975	2,135	—
Total expenses	119	260	10,975	2,135	—
Net investment income (loss)	458	125	(1,510)	658	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(158)	1,357	(370)	4,239	—
Capital gains distributions	—	46	95,062	185	—
Total realized gain (loss) on investments and capital gains distributions	(158)	1,403	94,692	4,424	—
Net unrealized appreciation (depreciation) of investments	1,056	(3,270)	(13,762)	13,898	1
Net realized and unrealized gain (loss) on investments	898	(1,867)	80,930	18,322	1
Net increase (decrease) in net assets resulting from operations	$ 1,356	$ (1,742)	$ 79,420	$ 18,980	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 292	$ 29	$ 3	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	228	10	2	—	2
Total expenses	228	10	2	—	2
Net investment income (loss)	64	19	1	—	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	85	14	(35)	4	(20)
Capital gains distributions	881	71	7	—	16
Total realized gain (loss) on investments and capital gains distributions	966	85	(28)	4	(4)
Net unrealized appreciation (depreciation) of investments	(657)	88	(22)	5	17
Net realized and unrealized gain (loss) on investments	309	173	(50)	9	13
Net increase (decrease) in net assets resulting from operations	$ 373	$ 192	$ (49)	$ 9	$ 11

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4
Net investment income (loss)					
Investment income:					
Dividends	$ 897	$ —	$ 29	$ 2,045	$ —
Expenses:					
Mortality and expense risks and other charges	1,022	—	77	3,378	—
Total expenses	1,022	—	77	3,378	—
Net investment income (loss)	(125)	—	(48)	(1,333)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4,408	—	1,067	5,311	—
Capital gains distributions	16,486	—	701	21,055	—
Total realized gain (loss) on investments and capital gains distributions	20,894	—	1,768	26,366	—
Net unrealized appreciation (depreciation) of investments	8,132	—	(895)	563	—
Net realized and unrealized gain (loss) on investments	29,026	—	873	26,929	—
Net increase (decrease) in net assets resulting from operations	$ 28,901	$ —	$ 825	$ 25,596	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 2	$ 41	$ —	$ 3
Expenses:					
Mortality and expense risks and other charges	—	—	9	25	1
Total expenses	—	—	9	25	1
Net investment income (loss)	—	2	32	(25)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	72	(210)	1
Capital gains distributions	—	—	—	—	2
Total realized gain (loss) on investments and capital gains distributions	—	—	72	(210)	3
Net unrealized appreciation (depreciation) of investments	1	—	16	342	—
Net realized and unrealized gain (loss) on investments	1	—	88	132	3
Net increase (decrease) in net assets resulting from operations	$ 1	$ 2	$ 120	$ 107	$ 5

The accompanying notes are an integral part of these financial statements.

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ —	$ 1	$ —	$ 10
Expenses:					
Mortality and expense risks and other charges	3	—	1	1	5
Total expenses	3	—	1	1	5
Net investment income (loss)	(1)	—	—	(1)	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	29	(1)	4	9	—
Capital gains distributions	16	—	—	3	4
Total realized gain (loss) on investments and capital gains distributions	45	(1)	4	12	4
Net unrealized appreciation (depreciation) of investments	(21)	2	(4)	(13)	63
Net realized and unrealized gain (loss) on investments	24	1	—	(1)	67
Net increase (decrease) in net assets resulting from operations	$ 23	$ 1	$ —	$ (2)	$ 72

	JPMorgan Government Bond Fund - Select Class	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard International Equity Portfolio - Open Shares	Lazard US Mid Cap Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 27	$ —	$ 1	$ —	$ 2
Expenses:					
Mortality and expense risks and other					
charges	10	—	1	25	4
Total expenses	10	—	1	25	4
Net investment income (loss)	17	—	—	(25)	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(11)	—	—	243	(2)
Capital gains distributions	3	—	—	—	17
Total realized gain (loss) on investments					
and capital gains distributions	(8)	—	—	243	15
Net unrealized appreciation					
(depreciation) of investments	(5)	—	(8)	(378)	8
Net realized and unrealized gain (loss)					
on investments	(13)	—	(8)	(135)	23
Net increase (decrease) in net assets					
resulting from operations	$ 4	$ —	$ (8)	$ (160)	$ 21

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	LKCM Aquinas Catholic Equity Fund	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ —	$ 21	$ 24	$ —
Expenses:					
Mortality and expense risks and other charges	2	2	123	14	—
Total expenses	2	2	123	14	—
Net investment income (loss)	(1)	(2)	(102)	10	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	(27)	254	(7)	(1)
Capital gains distributions	31	39	1,127	—	1
Total realized gain (loss) on investments and capital gains distributions	31	12	1,381	(7)	—
Net unrealized appreciation (depreciation) of investments	(17)	7	1,749	(5)	2
Net realized and unrealized gain (loss) on investments	14	19	3,130	(12)	2
Net increase (decrease) in net assets resulting from operations	$ 13	$ 17	$ 3,028	$ (2)	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 1	$ 32	$ 5	$ —
Expenses:					
Mortality and expense risks and other					
charges	2	—	8	7	9
Total expenses	2	—	8	7	9
Net investment income (loss)	(2)	1	24	(2)	(9)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(35)	—	(1)	66	(80)
Capital gains distributions	—	—	—	—	154
Total realized gain (loss) on investments					
and capital gains distributions	(35)	—	(1)	66	74
Net unrealized appreciation					
(depreciation) of investments	21	1	(21)	68	141
Net realized and unrealized gain (loss)					
on investments	(14)	1	(22)	134	215
Net increase (decrease) in net assets					
resulting from operations	$ (16)	$ 2	$ 2	$ 132	$ 206

The accompanying notes are an integral part of these financial statements.

	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 460	$ —	$ 1	$ 135
Expenses:					
Mortality and expense risks and other charges	2	855	—	1	—
Total expenses	2	855	—	1	—
Net investment income (loss)	1	(395)	—	—	135
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(45)	2,044	—	(2)	3
Capital gains distributions	7	5,230	—	5	141
Total realized gain (loss) on investments and capital gains distributions	(38)	7,274	—	3	144
Net unrealized appreciation (depreciation) of investments	60	6,246	—	3	(233)
Net realized and unrealized gain (loss) on investments	22	13,520	—	6	(89)
Net increase (decrease) in net assets resulting from operations	$ 23	$ 13,125	$ —	$ 6	$ 46

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 276	$ —	$ 4	$ —	$ 11
Expenses:					
Mortality and expense risks and other					
charges	154	1	2	5	—
Total expenses	154	1	2	5	—
Net investment income (loss)	122	(1)	2	(5)	11
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	44	—	—	(6)	(9)
Capital gains distributions	252	1	—	35	49
Total realized gain (loss) on investments					
and capital gains distributions	296	1	—	29	40
Net unrealized appreciation					
(depreciation) of investments	(253)	3	1	69	49
Net realized and unrealized gain (loss)					
on investments	43	4	1	98	89
Net increase (decrease) in net assets					
resulting from operations	$ 165	$ 3	$ 3	$ 93	$ 100

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 134	$ 8	$ 1,072	$ 3	$ 64
Expenses:					
Mortality and expense risks and other charges	114	8	1,075	1	19
Total expenses	114	8	1,075	1	19
Net investment income (loss)	20	—	(3)	2	45
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	190	125	2,704	(3)	(30)
Capital gains distributions	780	51	4,108	—	84
Total realized gain (loss) on investments and capital gains distributions	970	176	6,812	(3)	54
Net unrealized appreciation (depreciation) of investments	18	(197)	(5,378)	8	(70)
Net realized and unrealized gain (loss) on investments	988	(21)	1,434	5	(16)
Net increase (decrease) in net assets resulting from operations	$ 1,008	$ (21)	$ 1,431	$ 7	$ 29

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Nuveen U.S. Infrastructure Bond Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 25	$ —	$ 445	$ 183	$ 3
Expenses:					
Mortality and expense risks and other charges	7	1	2,039	153	—
Total expenses	7	1	2,039	153	—
Net investment income (loss)	18	(1)	(1,594)	30	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(13)	1	9,950	(137)	(5)
Capital gains distributions	24	3	—	—	—
Total realized gain (loss) on investments and capital gains distributions	11	4	9,950	(137)	(5)
Net unrealized appreciation (depreciation) of investments	47	(6)	2,665	2,331	11
Net realized and unrealized gain (loss) on investments	58	(2)	12,615	2,194	6
Net increase (decrease) in net assets resulting from operations	$ 76	$ (3)	$ 11,021	$ 2,224	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Main Street Fund® - Class A	Oppenheimer Discovery Mid Cap Growth Fund/VA
Net investment income (loss)					
Investment income:					
Dividends	$ 4	$ 3	$ 2	$ 1	$ —
Expenses:					
Mortality and expense risks and other charges	1	2	3	1	—
Total expenses	1	2	3	1	—
Net investment income (loss)	3	1	(1)	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	4	1	—
Capital gains distributions	—	—	—	2	1
Total realized gain (loss) on investments and capital gains distributions	—	—	4	3	1
Net unrealized appreciation (depreciation) of investments	(5)	(6)	(2)	3	(1)
Net realized and unrealized gain (loss) on investments	(5)	(6)	2	6	—
Net increase (decrease) in net assets resulting from operations	$ (2)	$ (5)	$ 1	$ 6	$ —

The accompanying notes are an integral part of these financial statements.

	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Core Equity Fund[SM] - Investor Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 4	$ 1	$ 132	$ 244
Expenses:					
Mortality and expense risks and other charges	2	1	1	220	190
Total expenses	2	1	1	220	190
Net investment income (loss)	—	3	—	(88)	54
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	(1)	2	328	88
Capital gains distributions	14	—	8	976	681
Total realized gain (loss) on investments and capital gains distributions	16	(1)	10	1,304	769
Net unrealized appreciation (depreciation) of investments	(18)	2	(3)	2,862	1,289
Net realized and unrealized gain (loss) on investments	(2)	1	7	4,166	2,058
Net increase (decrease) in net assets resulting from operations	$ (2)	$ 4	$ 7	$ 4,078	$ 2,112

The accompanying notes are an integral part of these financial statements.

	Pax Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 499	$ 10	$ 2,269	$ 258	$ 72
Expenses:					
Mortality and expense risks and other charges	407	12	817	102	12
Total expenses	407	12	817	102	12
Net investment income (loss)	92	(2)	1,452	156	60
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	749	(25)	(2,002)	66	(136)
Capital gains distributions	661	—	—	1,400	—
Total realized gain (loss) on investments and capital gains distributions	1,410	(25)	(2,002)	1,466	(136)
Net unrealized appreciation (depreciation) of investments	288	129	4,863	499	252
Net realized and unrealized gain (loss) on investments	1,698	104	2,861	1,965	116
Net increase (decrease) in net assets resulting from operations	$ 1,790	$ 102	$ 4,313	$ 2,121	$ 176

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 34	$ 42	$ 2	$ 919	$ —
Expenses:					
Mortality and expense risks and other charges	6	70	1	173	—
Total expenses	6	70	1	173	—
Net investment income (loss)	28	(28)	1	746	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(37)	(2,139)	6	(562)	—
Capital gains distributions	—	—	4	—	—
Total realized gain (loss) on investments and capital gains distributions	(37)	(2,139)	10	(562)	—
Net unrealized appreciation (depreciation) of investments	76	2,546	2	2,101	—
Net realized and unrealized gain (loss) on investments	39	407	12	1,539	—
Net increase (decrease) in net assets resulting from operations	$ 67	$ 379	$ 13	$ 2,285	$ —

The accompanying notes are an integral part of these financial statements.

	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 144	$ 2	$ —	$ 41
Expenses:					
Mortality and expense risks and other charges	1	80	—	—	18
Total expenses	1	80	—	—	18
Net investment income (loss)	—	64	2	—	23
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	323	3	—	2
Capital gains distributions	4	171	2	—	210
Total realized gain (loss) on investments and capital gains distributions	3	494	5	—	212
Net unrealized appreciation (depreciation) of investments	3	686	8	—	(30)
Net realized and unrealized gain (loss) on investments	6	1,180	13	—	182
Net increase (decrease) in net assets resulting from operations	$ 6	$ 1,244	$ 15	$ —	$ 205

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N
Net investment income (loss)					
Investment income:					
Dividends	$ 56	$ 30	$ 5	$ 4	$ 117
Expenses:					
Mortality and expense risks and other					
charges	143	—	5	3	52
Total expenses	143	—	5	3	52
Net investment income (loss)	(87)	30	—	1	65
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	321	(79)	13	1	(9)
Capital gains distributions	—	174	68	4	91
Total realized gain (loss) on investments					
and capital gains distributions	321	95	81	5	82
Net unrealized appreciation					
(depreciation) of investments	413	551	140	19	(204)
Net realized and unrealized gain (loss)					
on investments	734	646	221	24	(122)
Net increase (decrease) in net assets					
resulting from operations	$ 647	$ 676	$ 221	$ 25	$ (57)

The accompanying notes are an integral part of these financial statements.

	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4
Net investment income (loss)					
Investment income:					
Dividends	$ 9	$ 777	$ 3,249	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	3	126	1,216	—	—
Total expenses	3	126	1,216	—	—
Net investment income (loss)	6	651	2,033	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(25)	(1,270)	(4,026)	—	(10)
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	(25)	(1,270)	(4,026)	—	(10)
Net unrealized appreciation (depreciation) of investments	68	2,131	8,137	1	6
Net realized and unrealized gain (loss) on investments	43	861	4,111	1	(4)
Net increase (decrease) in net assets resulting from operations	$ 49	$ 1,512	$ 6,144	$ 1	$ (4)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ 118	$ 570	$ 3	$ 6	$ —
Expenses:					
Mortality and expense risks and other charges	—	141	1	2	—
Total expenses	—	141	1	2	—
Net investment income (loss)	118	429	2	4	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(16)	(420)	3	17	—
Capital gains distributions	12	—	7	14	2
Total realized gain (loss) on investments and capital gains distributions	(4)	(420)	10	31	2
Net unrealized appreciation (depreciation) of investments	513	1,805	1	(10)	2
Net realized and unrealized gain (loss) on investments	509	1,385	11	21	4
Net increase (decrease) in net assets resulting from operations	$ 627	$ 1,814	$ 13	$ 25	$ 4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 4	$ —	$ 4,535	$ 2
Expenses:					
Mortality and expense risks and other charges	1	6	—	2,692	1
Total expenses	1	6	—	2,692	1
Net investment income (loss)	(1)	(2)	—	1,843	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	8	1	886	(2)
Capital gains distributions	—	16	2	—	—
Total realized gain (loss) on investments and capital gains distributions	(2)	24	3	886	(2)
Net unrealized appreciation (depreciation) of investments	16	68	6	13,463	10
Net realized and unrealized gain (loss) on investments	14	92	9	14,349	8
Net increase (decrease) in net assets resulting from operations	$ 13	$ 90	$ 9	$ 16,192	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Real Estate Fund - Class A	Voya Large-Cap Growth Fund - Class A	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 32	$ —	$ 1	$ 94	$ 31
Expenses:					
Mortality and expense risks and other charges	6	1	—	27	8
Total expenses	6	1	—	27	8
Net investment income (loss)	26	(1)	1	67	23
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	113	—	—	(57)	4
Capital gains distributions	45	8	—	—	—
Total realized gain (loss) on investments and capital gains distributions	158	8	—	(57)	4
Net unrealized appreciation (depreciation) of investments	(163)	(3)	—	19	12
Net realized and unrealized gain (loss) on investments	(5)	5	—	(38)	16
Net increase (decrease) in net assets resulting from operations	$ 21	$ 4	$ 1	$ 29	$ 39

The accompanying notes are an integral part of these financial statements.

	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 11,007	$ 58	$ 132	$ 3	$ 2,012
Expenses:					
Mortality and expense risks and other charges	4,264	10	34	—	191
Total expenses	4,264	10	34	—	191
Net investment income (loss)	6,743	48	98	3	1,821
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,639	5	(105)	—	(451)
Capital gains distributions	3,882	22	—	—	—
Total realized gain (loss) on investments and capital gains distributions	5,521	27	(105)	—	(451)
Net unrealized appreciation (depreciation) of investments	4,001	27	210	4	2,427
Net realized and unrealized gain (loss) on investments	9,522	54	105	4	1,976
Net increase (decrease) in net assets resulting from operations	$ 16,265	$ 102	$ 203	$ 7	$ 3,797

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,353	$ —	$ 2,412	$ 18	$ —
Expenses:					
Mortality and expense risks and other charges	201	—	3,882	26	—
Total expenses	201	—	3,882	26	—
Net investment income (loss)	1,152	—	(1,470)	(8)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(333)	12	10,506	(40)	—
Capital gains distributions	—	16	55,599	780	1
Total realized gain (loss) on investments and capital gains distributions	(333)	28	66,105	740	1
Net unrealized appreciation (depreciation) of investments	1,724	(27)	(52,031)	(545)	1
Net realized and unrealized gain (loss) on investments	1,391	1	14,074	195	2
Net increase (decrease) in net assets resulting from operations	$ 2,543	$ 1	$ 12,604	$ 187	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 7,650	$ 36	$ —	$ 293	$ 7
Expenses:					
Mortality and expense risks and other charges	2,990	10	—	121	4
Total expenses	2,990	10	—	121	4
Net investment income (loss)	4,660	26	—	172	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	10,772	(40)	—	682	13
Capital gains distributions	9,625	54	—	505	14
Total realized gain (loss) on investments and capital gains distributions	20,397	14	—	1,187	27
Net unrealized appreciation (depreciation) of investments	12,898	172	—	(357)	(4)
Net realized and unrealized gain (loss) on investments	33,295	186	—	830	23
Net increase (decrease) in net assets resulting from operations	$ 37,955	$ 212	$ —	$ 1,002	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 386	$ —	$ —	$ 1,218	$ 1
Expenses:					
Mortality and expense risks and other charges	90	—	—	739	—
Total expenses	90	—	—	739	—
Net investment income (loss)	296	—	—	479	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(75)	(2)	—	2,972	—
Capital gains distributions	995	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	920	(2)	—	2,972	—
Net unrealized appreciation (depreciation) of investments	746	3	(3)	(3,438)	(1)
Net realized and unrealized gain (loss) on investments	1,666	1	(3)	(466)	(1)
Net increase (decrease) in net assets resulting from operations	$ 1,962	$ 1	$ (3)	$ 13	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 41	$ 981	$ 238	$ 273	$ —
Expenses:					
Mortality and expense risks and other charges	22	562	137	439	—
Total expenses	22	562	137	439	—
Net investment income (loss)	19	419	101	(166)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	119	3,447	34	522	(5)
Capital gains distributions	—	—	2,591	4,091	3
Total realized gain (loss) on investments and capital gains distributions	119	3,447	2,625	4,613	(2)
Net unrealized appreciation (depreciation) of investments	(60)	(2,083)	656	521	4
Net realized and unrealized gain (loss) on investments	59	1,364	3,281	5,134	2
Net increase (decrease) in net assets resulting from operations	$ 78	$ 1,783	$ 3,382	$ 4,968	$ 2

The accompanying notes are an integral part of these financial statements.

	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 567	$ 572	$ 2	$ 271	$ 203
Expenses:					
Mortality and expense risks and other charges	99	227	1	192	176
Total expenses	99	227	1	192	176
Net investment income (loss)	468	345	1	79	27
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	113	643	(10)	(755)	(1,309)
Capital gains distributions	2,392	2,714	—	—	—
Total realized gain (loss) on investments and capital gains distributions	2,505	3,357	(10)	(755)	(1,309)
Net unrealized appreciation (depreciation) of investments	1,224	727	36	2,714	3,015
Net realized and unrealized gain (loss) on investments	3,729	4,084	26	1,959	1,706
Net increase (decrease) in net assets resulting from operations	$ 4,197	$ 4,429	$ 27	$ 2,038	$ 1,733

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 259	$ 119	$ 1	$ 5
Expenses:					
Mortality and expense risks and other charges	—	145	224	—	2
Total expenses	—	145	224	—	2
Net investment income (loss)	—	114	(105)	1	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	474	465	—	4
Capital gains distributions	2	2,853	2,044	4	46
Total realized gain (loss) on investments and capital gains distributions	1	3,327	2,509	4	50
Net unrealized appreciation (depreciation) of investments	3	3,260	2,191	(4)	(23)
Net realized and unrealized gain (loss) on investments	4	6,587	4,700	—	27
Net increase (decrease) in net assets resulting from operations	$ 4	$ 6,701	$ 4,595	$ 1	$ 30

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 4,129	$ 9,279	$ 24	$ 2,148	$ 1
Expenses:					
Mortality and expense risks and other charges	1,093	6,173	4	719	—
Total expenses	1,093	6,173	4	719	—
Net investment income (loss)	3,036	3,106	20	1,429	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	577	7,892	47	4,490	1
Capital gains distributions	21,388	58,523	135	9,446	—
Total realized gain (loss) on investments and capital gains distributions	21,965	66,415	182	13,936	1
Net unrealized appreciation (depreciation) of investments	(6,679)	(24,469)	7	405	(1)
Net realized and unrealized gain (loss) on investments	15,286	41,946	189	14,341	—
Net increase (decrease) in net assets resulting from operations	$ 18,322	$ 45,052	$ 209	$ 15,770	$ 1

The accompanying notes are an integral part of these financial statements.

	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 103	$ 29	$ 173	$ 190	$ 6
Expenses:					
Mortality and expense risks and other charges	71	6	47	1,624	1
Total expenses	71	6	47	1,624	1
Net investment income (loss)	32	23	126	(1,434)	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	190	(10)	(88)	—	4
Capital gains distributions	—	218	1,430	217	—
Total realized gain (loss) on investments and capital gains distributions	190	208	1,342	217	4
Net unrealized appreciation (depreciation) of investments	(162)	(162)	(1,058)	—	(9)
Net realized and unrealized gain (loss) on investments	28	46	284	217	(5)
Net increase (decrease) in net assets resulting from operations	$ 60	$ 69	$ 410	$ (1,217)	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ —	$ 4	$ 1,374	$ 12
Expenses:					
Mortality and expense risks and other					
charges	2	—	1	745	4
Total expenses	2	—	1	745	4
Net investment income (loss)	—	—	3	629	8
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	1	(5)	(666)	(24)
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	6	1	(5)	(666)	(24)
Net unrealized appreciation					
(depreciation) of investments	(11)	(1)	20	4,236	64
Net realized and unrealized gain (loss)					
on investments	(5)	—	15	3,570	40
Net increase (decrease) in net assets					
resulting from operations	$ (5)	$ —	$ 18	$ 4,199	$ 48

The accompanying notes are an integral part of these financial statements.

	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 179	$ 51	$ 83	$ 190	$ 78
Expenses:					
Mortality and expense risks and other charges	71	20	22	88	30
Total expenses	71	20	22	88	30
Net investment income (loss)	108	31	61	102	48
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(55)	(146)	(18)	(45)	(162)
Capital gains distributions	503	166	286	702	336
Total realized gain (loss) on investments and capital gains distributions	448	20	268	657	174
Net unrealized appreciation (depreciation) of investments	(133)	74	(92)	(182)	49
Net realized and unrealized gain (loss) on investments	315	94	176	475	223
Net increase (decrease) in net assets resulting from operations	$ 423	$ 125	$ 237	$ 577	$ 271

The accompanying notes are an integral part of these financial statements.

	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 48	$ 169	$ 28	$ 41	$ 32
Expenses:					
Mortality and expense risks and other charges	14	86	13	13	17
Total expenses	14	86	13	13	17
Net investment income (loss)	34	83	15	28	15
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	17	(47)	(74)	8	(23)
Capital gains distributions	217	693	137	207	122
Total realized gain (loss) on investments and capital gains distributions	234	646	63	215	99
Net unrealized appreciation (depreciation) of investments	(100)	(122)	44	(66)	26
Net realized and unrealized gain (loss) on investments	134	524	107	149	125
Net increase (decrease) in net assets resulting from operations	$ 168	$ 607	$ 122	$ 177	$ 140

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 13	$ 10	$ 64	$ 23	$ 22
Expenses:					
Mortality and expense risks and other charges	8	2	39	9	10
Total expenses	8	2	39	9	10
Net investment income (loss)	5	8	25	14	12
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(40)	(3)	(2)	(12)	1
Capital gains distributions	59	48	49	20	20
Total realized gain (loss) on investments and capital gains distributions	19	45	47	8	21
Net unrealized appreciation (depreciation) of investments	37	—	60	35	23
Net realized and unrealized gain (loss) on investments	56	45	107	43	44
Net increase (decrease) in net assets resulting from operations	$ 61	$ 53	$ 132	$ 57	$ 56

The accompanying notes are an integral part of these financial statements.

	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 8	$ 58	$ 2,780	$ 250	$ 7
Expenses:					
Mortality and expense risks and other charges	2	16	1,128	81	1
Total expenses	2	16	1,128	81	1
Net investment income (loss)	6	42	1,652	169	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	(174)	2,444	(32)	1
Capital gains distributions	35	192	10,464	1,025	32
Total realized gain (loss) on investments and capital gains distributions	36	18	12,908	993	33
Net unrealized appreciation (depreciation) of investments	(21)	58	(8,007)	(558)	(20)
Net realized and unrealized gain (loss) on investments	15	76	4,901	435	13
Net increase (decrease) in net assets resulting from operations	$ 21	$ 118	$ 6,553	$ 604	$ 19

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 70	$ 2,773	$ 258	$ —	$ 41
Expenses:					
Mortality and expense risks and other charges	23	1,073	85	—	13
Total expenses	23	1,073	85	—	13
Net investment income (loss)	47	1,700	173	—	28
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(158)	2,076	(92)	—	(120)
Capital gains distributions	250	11,242	1,126	3	186
Total realized gain (loss) on investments and capital gains distributions	92	13,318	1,034	3	66
Net unrealized appreciation (depreciation) of investments	46	(7,929)	(534)	(1)	28
Net realized and unrealized gain (loss) on investments	138	5,389	500	2	94
Net increase (decrease) in net assets resulting from operations	$ 185	$ 7,089	$ 673	$ 2	$ 122

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,617	$ 116	$ 13	$ 225	$ 17
Expenses:					
Mortality and expense risks and other charges	778	49	7	124	8
Total expenses	778	49	7	124	8
Net investment income (loss)	839	67	6	101	9
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	935	(80)	(95)	(38)	(74)
Capital gains distributions	8,735	693	52	1,062	88
Total realized gain (loss) on investments and capital gains distributions	9,670	613	(43)	1,024	14
Net unrealized appreciation (depreciation) of investments	(5,051)	(265)	67	(153)	51
Net realized and unrealized gain (loss) on investments	4,619	348	24	871	65
Net increase (decrease) in net assets resulting from operations	$ 5,458	$ 415	$ 30	$ 972	$ 74

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 111	$ 10	$ 81	$ 736	$ 65
Expenses:					
Mortality and expense risks and other charges	47	3	30	548	39
Total expenses	47	3	30	548	39
Net investment income (loss)	64	7	51	188	26
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	1	(54)	(262)	(9)
Capital gains distributions	321	12	73	752	73
Total realized gain (loss) on investments and capital gains distributions	317	13	19	490	64
Net unrealized appreciation (depreciation) of investments	(126)	19	194	1,780	135
Net realized and unrealized gain (loss) on investments	191	32	213	2,270	199
Net increase (decrease) in net assets resulting from operations	$ 255	$ 39	$ 264	$ 2,458	$ 225

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 158	$ 1	$ 401	$ 745	$ —
Expenses:					
Mortality and expense risks and other charges	61	—	111	418	1
Total expenses	61	—	111	418	1
Net investment income (loss)	97	1	290	327	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(50)	(10)	(45)	48	10
Capital gains distributions	377	8	2,145	4,777	36
Total realized gain (loss) on investments and capital gains distributions	327	(2)	2,100	4,825	46
Net unrealized appreciation (depreciation) of investments	(123)	18	3,186	6,770	(32)
Net realized and unrealized gain (loss) on investments	204	16	5,286	11,595	14
Net increase (decrease) in net assets resulting from operations	$ 301	$ 17	$ 5,576	$ 11,922	$ 13

The accompanying notes are an integral part of these financial statements.

	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Fidelity® VIP Mid Cap Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 473	$ —	$ 17	$ —
Expenses:					
Mortality and expense risks and other					
charges	1,149	135	1	57	9
Total expenses	1,149	135	1	57	9
Net investment income (loss)	(1,149)	338	(1)	(40)	(9)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	12,605	728	43	450	(104)
Capital gains distributions	14,623	1,237	7	268	599
Total realized gain (loss) on investments					
and capital gains distributions	27,228	1,965	50	718	495
Net unrealized appreciation					
(depreciation) of investments	(20,499)	(1,316)	(18)	662	(304)
Net realized and unrealized gain (loss)					
on investments	6,729	649	32	1,380	191
Net increase (decrease) in net assets					
resulting from operations	$ 5,580	$ 987	$ 31	$ 1,340	$ 182

The accompanying notes are an integral part of these financial statements.

	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 9	$ 1,497	$ 24	$ 6,293	$ 29
Expenses:					
Mortality and expense risks and other					
charges	1	586	5	2,967	10
Total expenses	1	586	5	2,967	10
Net investment income (loss)	8	911	19	3,326	19
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	46	2,832	42	5,591	(13)
Capital gains distributions	—	—	66	13,161	65
Total realized gain (loss) on investments					
and capital gains distributions	46	2,832	108	18,752	52
Net unrealized appreciation					
(depreciation) of investments	8	5,450	76	18,830	136
Net realized and unrealized gain (loss)					
on investments	54	8,282	184	37,582	188
Net increase (decrease) in net assets					
resulting from operations	$ 62	$ 9,193	$ 203	$ 40,908	$ 207

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio – Adviser Class	VY® JPMorgan Mid Cap Value Portfolio – Initial Class	VY® JPMorgan Mid Cap Value Portfolio – Service Class	VY® Oppenheimer Global Portfolio – Adviser Class	VY® Oppenheimer Global Portfolio – Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 74	$ 435	$ 3	$ 6,336
Expenses:					
Mortality and expense risks and other charges	1	65	601	2	5,128
Total expenses	1	65	601	2	5,128
Net investment income (loss)	—	9	(166)	1	1,208
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	19	9	3,464	35	14,235
Capital gains distributions	31	714	5,957	34	35,506
Total realized gain (loss) on investments and capital gains distributions	50	723	9,421	69	49,741
Net unrealized appreciation (depreciation) of investments	(7)	270	(1,061)	(80)	(56,974)
Net realized and unrealized gain (loss) on investments	43	993	8,360	(11)	(7,233)
Net increase (decrease) in net assets resulting from operations	$ 43	$ 1,002	$ 8,194	$ (10)	$ (6,025)

The accompanying notes are an integral part of these financial statements.

	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 10	$ 1,679	$ 37	$ —	$ 1,205
Expenses:					
Mortality and expense risks and other charges	11	273	4	1	3,931
Total expenses	11	273	4	1	3,931
Net investment income (loss)	(1)	1,406	33	(1)	(2,726)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	43	(570)	—	24	10,634
Capital gains distributions	78	—	—	40	46,542
Total realized gain (loss) on investments and capital gains distributions	121	(570)	—	64	57,176
Net unrealized appreciation (depreciation) of investments	(134)	3,165	59	(44)	(30,833)
Net realized and unrealized gain (loss) on investments	(13)	2,595	59	20	26,343
Net increase (decrease) in net assets resulting from operations	$ (14)	$ 4,001	$ 92	$ 19	$ 23,617

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ —	$ —	$ —	$ 7
Expenses:					
Mortality and expense risks and other charges	7	5	3,190	22	1
Total expenses	7	5	3,190	22	1
Net investment income (loss)	(6)	(5)	(3,190)	(22)	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	19	236	17,681	255	(10)
Capital gains distributions	125	195	42,190	443	—
Total realized gain (loss) on investments and capital gains distributions	144	431	59,871	698	(10)
Net unrealized appreciation (depreciation) of investments	(78)	(416)	(54,813)	(687)	3
Net realized and unrealized gain (loss) on investments	66	15	5,058	11	(7)
Net increase (decrease) in net assets resulting from operations	$ 60	$ 10	$ 1,868	$ (11)	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 2,854	$ 8	$ 62	$ 957	$ 1,853
Expenses:					
Mortality and expense risks and other charges	805	1	24	308	666
Total expenses	805	1	24	308	666
Net investment income (loss)	2,049	7	38	649	1,187
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,134)	8	1	1,038	38
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	(2,134)	8	1	1,038	38
Net unrealized appreciation (depreciation) of investments	605	(14)	289	(245)	2,774
Net realized and unrealized gain (loss) on investments	(1,529)	(6)	290	793	2,812
Net increase (decrease) in net assets resulting from operations	$ 520	$ 1	$ 328	$ 1,442	$ 3,999

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,679	$ 20	$ 23,241	$ 6	$ 2,574
Expenses:					
Mortality and expense risks and other charges	588	5	12,787	3	756
Total expenses	588	5	12,787	3	756
Net investment income (loss)	1,091	15	10,454	3	1,818
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,064	42	24,443	1	(1,220)
Capital gains distributions	—	108	94,107	26	—
Total realized gain (loss) on investments and capital gains distributions	2,064	150	118,550	27	(1,220)
Net unrealized appreciation (depreciation) of investments	289	(55)	(33,272)	(4)	3,735
Net realized and unrealized gain (loss) on investments	2,353	95	85,278	23	2,515
Net increase (decrease) in net assets resulting from operations	$ 3,444	$ 110	$ 95,732	$ 26	$ 4,333

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 293	$ 5,456	$ 4	$ 3,415	$ 3
Expenses:					
Mortality and expense risks and other					
charges	133	3,206	1	3,009	1
Total expenses	133	3,206	1	3,009	1
Net investment income (loss)	160	2,250	3	406	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(156)	11,232	13	2,697	36
Capital gains distributions	—	—	—	31,791	33
Total realized gain (loss) on investments					
and capital gains distributions	(156)	11,232	13	34,488	69
Net unrealized appreciation					
(depreciation) of investments	486	14,930	10	18,699	(22)
Net realized and unrealized gain (loss)					
on investments	330	26,162	23	53,187	47
Net increase (decrease) in net assets					
resulting from operations	$ 490	$ 28,412	$ 26	$ 53,593	$ 49

The accompanying notes are an integral part of these financial statements.

	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,211	$ 2	$ 906	$ —	$ 410
Expenses:					
Mortality and expense risks and other charges	1,346	1	277	—	338
Total expenses	1,346	1	277	—	338
Net investment income (loss)	(135)	1	629	—	72
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,420	40	375	—	1,491
Capital gains distributions	3,927	8	—	—	—
Total realized gain (loss) on investments and capital gains distributions	7,347	48	375	—	1,491
Net unrealized appreciation (depreciation) of investments	26,629	12	(1,039)	—	424
Net realized and unrealized gain (loss) on investments	33,976	60	(664)	—	1,915
Net increase (decrease) in net assets resulting from operations	$ 33,841	$ 61	$ (35)	$ —	$ 1,987

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 13	$ 1,365	$ 6	$ 8	$ 149
Expenses:					
Mortality and expense risks and other charges	4	605	4	6	105
Total expenses	4	605	4	6	105
Net investment income (loss)	9	760	2	2	44
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	91	1,880	24	23	377
Capital gains distributions	—	—	—	7	155
Total realized gain (loss) on investments and capital gains distributions	91	1,880	24	30	532
Net unrealized appreciation (depreciation) of investments	(31)	5,414	9	33	993
Net realized and unrealized gain (loss) on investments	60	7,294	33	63	1,525
Net increase (decrease) in net assets resulting from operations	$ 69	$ 8,054	$ 35	$ 65	$ 1,569

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 83	$ 1,151	$ 493	$ 657	$ 1
Expenses:					
Mortality and expense risks and other charges	115	593	307	1,369	1
Total expenses	115	593	307	1,369	1
Net investment income (loss)	(32)	558	186	(712)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	798	632	357	26	2
Capital gains distributions	—	10,328	4,194	13,306	31
Total realized gain (loss) on investments and capital gains distributions	798	10,960	4,551	13,332	33
Net unrealized appreciation (depreciation) of investments	(74)	(482)	2,743	19,358	44
Net realized and unrealized gain (loss) on investments	724	10,478	7,294	32,690	77
Net increase (decrease) in net assets resulting from operations	$ 692	$ 11,036	$ 7,480	$ 31,978	$ 77

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 336	$ —	$ —	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	135	1,167	7	485	—
Total expenses	135	1,167	7	485	—
Net investment income (loss)	201	(1,167)	(7)	(485)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(84)	(201)	(16)	591	5
Capital gains distributions	23	14,167	133	4,502	11
Total realized gain (loss) on investments and capital gains distributions	(61)	13,966	117	5,093	16
Net unrealized appreciation (depreciation) of investments	21	(4,756)	(41)	1,640	(2)
Net realized and unrealized gain (loss) on investments	(40)	9,210	76	6,733	14
Net increase (decrease) in net assets resulting from operations	$ 161	$ 8,043	$ 69	$ 6,248	$ 14

The accompanying notes are an integral part of these financial statements.

	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund[SM] - Class R-3	Washington Mutual Investors Fund[SM] - Class R-4
Net investment income (loss)					
Investment income:					
Dividends	$ 509	$ 101	$ —	$ 42	$ 2,669
Expenses:					
Mortality and expense risks and other charges	337	522	457	14	1,404
Total expenses	337	522	457	14	1,404
Net investment income (loss)	172	(421)	(457)	28	1,265
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,012)	(1,918)	(1,635)	119	568
Capital gains distributions	3,574	18,470	17,194	116	6,550
Total realized gain (loss) on investments and capital gains distributions	1,562	16,552	15,559	235	7,118
Net unrealized appreciation (depreciation) of investments	(2,635)	(9,342)	(7,234)	31	8,003
Net realized and unrealized gain (loss) on investments	(1,073)	7,210	8,325	266	15,121
Net increase (decrease) in net assets resulting from operations	$ (901)	$ 6,789	$ 7,868	$ 294	$ 16,386

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Special Small Cap Value Fund - Class A
Net investment income (loss)			
Investment income:			
Dividends	$ —	$ —	$ 665
Expenses:			
Mortality and expense risks and other charges	1	1	1,211
Total expenses	1	1	1,211
Net investment income (loss)	(1)	(1)	(546)
Realized and unrealized gain (loss) on investments			
Net realized gain (loss) on investments	(14)	2	3,071
Capital gains distributions	16	—	2,096
Total realized gain (loss) on investments and capital gains distributions	2	2	5,167
Net unrealized appreciation (depreciation) of investments	34	3	22,683
Net realized and unrealized gain (loss) on investments	36	5	27,850
Net increase (decrease) in net assets resulting from operations	$ 35	$ 4	$ 27,304

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5
Net assets at January 1, 2015	$ 201	$ 443	$ —	$ 32
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	11	2
Total realized gain (loss) on investments and capital gains distributions	25	37	(8)	—
Net unrealized appreciation (depreciation) of investments	(26)	(37)	(122)	(3)
Net increase (decrease) in net assets resulting from operations	(1)	1	(119)	(1)
Changes from principal transactions:				
Total unit transactions	(31)	40	2,171	16
Increase (decrease) in net assets derived from principal transactions	(31)	40	2,171	16
Total increase (decrease) in net assets	(32)	41	2,052	15
Net assets at December 31, 2015	169	484	2,052	47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(2)	118	2
Total realized gain (loss) on investments and capital gains distributions	15	59	(26)	(1)
Net unrealized appreciation (depreciation) of investments	—	2	133	4
Net increase (decrease) in net assets resulting from operations	17	59	225	5
Changes from principal transactions:				
Total unit transactions	(8)	112	4,616	30
Increase (decrease) in net assets derived from principal transactions	(8)	112	4,616	30
Total increase (decrease) in net assets	9	171	4,841	35
Net assets at December 31, 2016	$ 178	$ 655	$ 6,893	$ 82

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A
Net assets at January 1, 2015	$ 4,057	$ 90	$ 408	$ 51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(38)	(1)	3	—
Total realized gain (loss) on investments and capital gains distributions	221	10	4	(3)
Net unrealized appreciation (depreciation) of investments	(381)	(12)	(22)	(2)
Net increase (decrease) in net assets resulting from operations	(198)	(3)	(15)	(5)
Changes from principal transactions:				
Total unit transactions	(250)	(12)	60	(35)
Increase (decrease) in net assets derived from principal transactions	(250)	(12)	60	(35)
Total increase (decrease) in net assets	(448)	(15)	45	(40)
Net assets at December 31, 2015	3,609	75	453	11
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	(1)	4	—
Total realized gain (loss) on investments and capital gains distributions	350	—	1	(1)
Net unrealized appreciation (depreciation) of investments	65	7	(13)	3
Net increase (decrease) in net assets resulting from operations	390	6	(8)	2
Changes from principal transactions:				
Total unit transactions	(208)	(9)	102	(1)
Increase (decrease) in net assets derived from principal transactions	(208)	(9)	102	(1)
Total increase (decrease) in net assets	182	(3)	94	1
Net assets at December 31, 2016	$ 3,791	$ 72	$ 547	$ 12

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5
Net assets at January 1, 2015	$ 442	$ 35	$ 231	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	5	(7)	—
Total realized gain (loss) on investments and capital gains distributions	83	(2)	45	—
Net unrealized appreciation (depreciation) of investments	(85)	(11)	(135)	(2)
Net increase (decrease) in net assets resulting from operations	(6)	(8)	(97)	(2)
Changes from principal transactions:				
Total unit transactions	(178)	126	696	11
Increase (decrease) in net assets derived from principal transactions	(178)	126	696	11
Total increase (decrease) in net assets	(184)	118	599	9
Net assets at December 31, 2015	258	153	830	9
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	10	(5)	1
Total realized gain (loss) on investments and capital gains distributions	(13)	(3)	(81)	(1)
Net unrealized appreciation (depreciation) of investments	(15)	14	181	7
Net increase (decrease) in net assets resulting from operations	(30)	21	95	7
Changes from principal transactions:				
Total unit transactions	(38)	95	(208)	24
Increase (decrease) in net assets derived from principal transactions	(38)	95	(208)	24
Total increase (decrease) in net assets	(68)	116	(113)	31
Net assets at December 31, 2016	$ 190	$ 269	$ 717	$ 40

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Alger Capital Appreciation Fund - Class A
Net assets at January 1, 2015	$ 423	$ 27,172	$ 39,632	$ 1,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(277)	25	(7)
Total realized gain (loss) on investments and capital gains distributions	41	1,355	5,500	263
Net unrealized appreciation (depreciation) of investments	(72)	(57)	(7,990)	(166)
Net increase (decrease) in net assets resulting from operations	(34)	1,021	(2,465)	90
Changes from principal transactions:				
Total unit transactions	(84)	(2,060)	(3,845)	(200)
Increase (decrease) in net assets derived from principal transactions	(84)	(2,060)	(3,845)	(200)
Total increase (decrease) in net assets	(118)	(1,039)	(6,310)	(110)
Net assets at December 31, 2015	305	26,133	33,322	1,225
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(249)	(95)	(6)
Total realized gain (loss) on investments and capital gains distributions	(23)	3,465	3,369	(54)
Net unrealized appreciation (depreciation) of investments	64	(2,957)	(360)	72
Net increase (decrease) in net assets resulting from operations	40	259	2,914	12
Changes from principal transactions:				
Total unit transactions	(27)	(2,876)	(3,033)	(756)
Increase (decrease) in net assets derived from principal transactions	(27)	(2,876)	(3,033)	(756)
Total increase (decrease) in net assets	13	(2,617)	(119)	(744)
Net assets at December 31, 2016	$ 318	$ 23,516	$ 33,203	$ 481

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net assets at January 1, 2015	$ 3,775	$ 261	$ 27	$ 548
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	4	1	5
Total realized gain (loss) on investments and capital gains distributions	231	3	—	67
Net unrealized appreciation (depreciation) of investments	(138)	(33)	(2)	(122)
Net increase (decrease) in net assets resulting from operations	52	(26)	(1)	(50)
Changes from principal transactions:				
Total unit transactions	(119)	12	—	37
Increase (decrease) in net assets derived from principal transactions	(119)	12	—	37
Total increase (decrease) in net assets	(67)	(14)	(1)	(13)
Net assets at December 31, 2015	3,708	247	26	535
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(39)	4	—	3
Total realized gain (loss) on investments and capital gains distributions	215	11	6	(60)
Net unrealized appreciation (depreciation) of investments	(136)	23	(4)	157
Net increase (decrease) in net assets resulting from operations	40	38	2	100
Changes from principal transactions:				
Total unit transactions	(104)	8	(22)	(89)
Increase (decrease) in net assets derived from principal transactions	(104)	8	(22)	(89)
Total increase (decrease) in net assets	(64)	46	(20)	11
Net assets at December 31, 2016	$ 3,644	$ 293	$ 6	$ 546

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class
Net assets at January 1, 2015	$ 42,462	$ 74,812	$ 7,317	$ 64
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(221)	304	47	—
Total realized gain (loss) on investments and capital gains distributions	5,002	7,968	1,354	6
Net unrealized appreciation (depreciation) of investments	(5,331)	(11,164)	(1,312)	(14)
Net increase (decrease) in net assets resulting from operations	(550)	(2,892)	89	(8)
Changes from principal transactions:				
Total unit transactions	(4,189)	(7,179)	(2,303)	62
Increase (decrease) in net assets derived from principal transactions	(4,189)	(7,179)	(2,303)	62
Total increase (decrease) in net assets	(4,739)	(10,071)	(2,214)	54
Net assets at December 31, 2015	37,723	64,741	5,103	118
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(121)	264	38	—
Total realized gain (loss) on investments and capital gains distributions	5,475	3,961	497	4
Net unrealized appreciation (depreciation) of investments	(2,994)	1,005	(190)	32
Net increase (decrease) in net assets resulting from operations	2,360	5,230	345	36
Changes from principal transactions:				
Total unit transactions	(2,533)	(2,023)	(1,089)	58
Increase (decrease) in net assets derived from principal transactions	(2,533)	(2,023)	(1,089)	58
Total increase (decrease) in net assets	(173)	3,207	(744)	94
Net assets at December 31, 2016	$ 37,550	$ 67,948	$ 4,359	$ 212

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^{SM} - Class R-3	Fundamental Investors^{SM} - Class R-4
Net assets at January 1, 2015	$ 29,023	$ 10,906	$ 2,170	$ 67,392
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(37)	73	8	403
Total realized gain (loss) on investments and capital gains distributions	(767)	1,466	381	6,103
Net unrealized appreciation (depreciation) of investments	(19)	(2,319)	(331)	(4,824)
Net increase (decrease) in net assets resulting from operations	(823)	(780)	58	1,682
Changes from principal transactions:				
Total unit transactions	(3,864)	(728)	(854)	3,098
Increase (decrease) in net assets derived from principal transactions	(3,864)	(728)	(854)	3,098
Total increase (decrease) in net assets	(4,687)	(1,508)	(796)	4,780
Net assets at December 31, 2015	24,336	9,398	1,374	72,172
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	223	87	11	592
Total realized gain (loss) on investments and capital gains distributions	(775)	842	68	5,052
Net unrealized appreciation (depreciation) of investments	1,465	138	73	2,998
Net increase (decrease) in net assets resulting from operations	913	1,067	152	8,642
Changes from principal transactions:				
Total unit transactions	(861)	(859)	(44)	3,914
Increase (decrease) in net assets derived from principal transactions	(861)	(859)	(44)	3,914
Total increase (decrease) in net assets	52	208	108	12,556
Net assets at December 31, 2016	$ 24,388	$ 9,606	$ 1,482	$ 84,728

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class
Net assets at January 1, 2015	$ 2,154	$ 47,419	$ 697	$ 11,912
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	(259)	1	(56)
Total realized gain (loss) on investments and capital gains distributions	152	2,894	91	2,275
Net unrealized appreciation (depreciation) of investments	(289)	(7,281)	(133)	(2,958)
Net increase (decrease) in net assets resulting from operations	(91)	(4,646)	(41)	(739)
Changes from principal transactions:				
Total unit transactions	1,093	(8,855)	(105)	476
Increase (decrease) in net assets derived from principal transactions	1,093	(8,855)	(105)	476
Total increase (decrease) in net assets	1,002	(13,501)	(146)	(263)
Net assets at December 31, 2015	3,156	33,918	551	11,649
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	70	(175)	(1)	(74)
Total realized gain (loss) on investments and capital gains distributions	156	61	31	(56)
Net unrealized appreciation (depreciation) of investments	277	6,985	20	1,479
Net increase (decrease) in net assets resulting from operations	503	6,871	50	1,349
Changes from principal transactions:				
Total unit transactions	1,000	(2,360)	(95)	(1,739)
Increase (decrease) in net assets derived from principal transactions	1,000	(2,360)	(95)	(1,739)
Total increase (decrease) in net assets	1,503	4,511	(45)	(390)
Net assets at December 31, 2016	$ 4,659	$ 38,429	$ 506	$ 11,259

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares
Net assets at January 1, 2015	$ 13,092	$ 1,697	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(85)	16	2	99
Total realized gain (loss) on investments and capital gains distributions	419	335	16	1,156
Net unrealized appreciation (depreciation) of investments	(1,190)	(360)	(14)	(1,697)
Net increase (decrease) in net assets resulting from operations	(856)	(9)	4	(442)
Changes from principal transactions:				
Total unit transactions	2,322	(415)	167	12,939
Increase (decrease) in net assets derived from principal transactions	2,322	(415)	167	12,939
Total increase (decrease) in net assets	1,466	(424)	171	12,497
Net assets at December 31, 2015	14,558	1,273	171	12,497
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	17	(5)	(134)
Total realized gain (loss) on investments and capital gains distributions	227	109	4	(915)
Net unrealized appreciation (depreciation) of investments	(1,665)	65	(54)	234
Net increase (decrease) in net assets resulting from operations	(1,434)	191	(55)	(815)
Changes from principal transactions:				
Total unit transactions	(2,105)	(101)	1,112	676
Increase (decrease) in net assets derived from principal transactions	(2,105)	(101)	1,112	676
Total increase (decrease) in net assets	(3,539)	90	1,057	(139)
Net assets at December 31, 2016	$ 11,019	$ 1,363	$ 1,228	$ 12,358

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio
Net assets at January 1, 2015	$ 21	$ 16,783	$ 9,317	$ 53,491
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(56)	97	(502)
Total realized gain (loss) on investments and capital gains distributions	6	2,301	73	453
Net unrealized appreciation (depreciation) of investments	(11)	(3,348)	(247)	(1,649)
Net increase (decrease) in net assets resulting from operations	(4)	(1,103)	(77)	(1,698)
Changes from principal transactions:				
Total unit transactions	49	(2,975)	853	(2,627)
Increase (decrease) in net assets derived from principal transactions	49	(2,975)	853	(2,627)
Total increase (decrease) in net assets	45	(4,078)	776	(4,325)
Net assets at December 31, 2015	66	12,705	10,093	49,166
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(87)	75	382
Total realized gain (loss) on investments and capital gains distributions	4	123	55	1,505
Net unrealized appreciation (depreciation) of investments	15	2,520	44	1,345
Net increase (decrease) in net assets resulting from operations	19	2,556	174	3,232
Changes from principal transactions:				
Total unit transactions	51	213	(134)	(2,642)
Increase (decrease) in net assets derived from principal transactions	51	213	(134)	(2,642)
Total increase (decrease) in net assets	70	2,769	40	590
Net assets at December 31, 2016	$ 136	$ 15,474	$ 10,133	$ 49,756

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^{SM} - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia^{SM} Acorn® Fund - Class A
Net assets at January 1, 2015	$ —	$ 775	$ 6,678	$ 100
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	13	117	(1)
Total realized gain (loss) on investments and capital gains distributions	(2)	30	990	25
Net unrealized appreciation (depreciation) of investments	(11)	(74)	(991)	(24)
Net increase (decrease) in net assets resulting from operations	(9)	(31)	116	—
Changes from principal transactions:				
Total unit transactions	339	106	1,182	(53)
Increase (decrease) in net assets derived from principal transactions	339	106	1,182	(53)
Total increase (decrease) in net assets	330	75	1,298	(53)
Net assets at December 31, 2015	330	850	7,976	47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	14	163	—
Total realized gain (loss) on investments and capital gains distributions	(3)	70	620	5
Net unrealized appreciation (depreciation) of investments	(14)	(39)	(537)	—
Net increase (decrease) in net assets resulting from operations	30	45	246	5
Changes from principal transactions:				
Total unit transactions	2,506	(125)	851	(9)
Increase (decrease) in net assets derived from principal transactions	2,506	(125)	851	(9)
Total increase (decrease) in net assets	2,536	(80)	1,097	(4)
Net assets at December 31, 2016	$ 2,866	$ 770	$ 9,073	$ 43

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Columbia^{SM} Acorn® Fund - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares
Net assets at January 1, 2015	$ 58	$ 10,416	$ 2	$ 288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(55)	—	1
Total realized gain (loss) on investments and capital gains distributions	4	1,670	—	89
Net unrealized appreciation (depreciation) of investments	(4)	(2,162)	—	(101)
Net increase (decrease) in net assets resulting from operations	(1)	(547)	—	(11)
Changes from principal transactions:				
Total unit transactions	(50)	(1,359)	—	29
Increase (decrease) in net assets derived from principal transactions	(50)	(1,359)	—	29
Total increase (decrease) in net assets	(51)	(1,906)	—	18
Net assets at December 31, 2015	7	8,510	2	306
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5)	—	(2)
Total realized gain (loss) on investments and capital gains distributions	(3)	141	—	(9)
Net unrealized appreciation (depreciation) of investments	3	877	—	54
Net increase (decrease) in net assets resulting from operations	—	1,013	—	43
Changes from principal transactions:				
Total unit transactions	(6)	(821)	—	(51)
Increase (decrease) in net assets derived from principal transactions	(6)	(821)	—	(51)
Total increase (decrease) in net assets	(6)	192	—	(8)
Net assets at December 31, 2016	$ 1	$ 8,702	$ 2	$ 298

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A
Net assets at January 1, 2015	$ —	$ 4,462	$ —	$ 692
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	122	—	(3)
Total realized gain (loss) on investments and capital gains distributions	—	(27)	86	50
Net unrealized appreciation (depreciation) of investments	—	(196)	(68)	(125)
Net increase (decrease) in net assets resulting from operations	—	(101)	18	(78)
Changes from principal transactions:				
Total unit transactions	1	103	1,392	375
Increase (decrease) in net assets derived from principal transactions	1	103	1,392	375
Total increase (decrease) in net assets	1	2	1,410	297
Net assets at December 31, 2015	1	4,464	1,410	989
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	101	1	1
Total realized gain (loss) on investments and capital gains distributions	—	(24)	1,277	(54)
Net unrealized appreciation (depreciation) of investments	1	38	(1,452)	420
Net increase (decrease) in net assets resulting from operations	1	115	(174)	367
Changes from principal transactions:				
Total unit transactions	48	(369)	3,365	1,312
Increase (decrease) in net assets derived from principal transactions	48	(369)	3,365	1,312
Total increase (decrease) in net assets	49	(254)	3,191	1,679
Net assets at December 31, 2016	$ 50	$ 4,210	$ 4,601	$ 2,668

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class	U.S. Targeted Value Portfolio - Institutional Class
Net assets at January 1, 2015	$ 24	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1	11
Total realized gain (loss) on investments and capital gains distributions	1	—	—	84
Net unrealized appreciation (depreciation) of investments	(2)	—	(7)	(188)
Net increase (decrease) in net assets resulting from operations	(1)	—	(6)	(93)
Changes from principal transactions:				
Total unit transactions	4	34	192	2,505
Increase (decrease) in net assets derived from principal transactions	4	34	192	2,505
Total increase (decrease) in net assets	3	34	186	2,412
Net assets at December 31, 2015	27	34	186	2,412
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	7	10	65
Total realized gain (loss) on investments and capital gains distributions	(3)	3	1	240
Net unrealized appreciation (depreciation) of investments	4	(15)	23	1,326
Net increase (decrease) in net assets resulting from operations	1	(5)	34	1,631
Changes from principal transactions:				
Total unit transactions	(13)	496	503	4,927
Increase (decrease) in net assets derived from principal transactions	(13)	496	503	4,927
Total increase (decrease) in net assets	(12)	491	537	6,558
Net assets at December 31, 2016	$ 15	$ 525	$ 723	$ 8,970

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net assets at January 1, 2015	$ 393	$ 302	$ 746	$ 93
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	1	4	—
Total realized gain (loss) on investments and capital gains distributions	20	16	91	6
Net unrealized appreciation (depreciation) of investments	(70)	(36)	(95)	(8)
Net increase (decrease) in net assets resulting from operations	(46)	(19)	—	(2)
Changes from principal transactions:				
Total unit transactions	(16)	45	37	(3)
Increase (decrease) in net assets derived from principal transactions	(16)	45	37	(3)
Total increase (decrease) in net assets	(62)	26	37	(5)
Net assets at December 31, 2015	331	328	783	88
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	2	7	1
Total realized gain (loss) on investments and capital gains distributions	11	5	143	(16)
Net unrealized appreciation (depreciation) of investments	12	36	(72)	19
Net increase (decrease) in net assets resulting from operations	25	43	78	4
Changes from principal transactions:				
Total unit transactions	(165)	(71)	(101)	(90)
Increase (decrease) in net assets derived from principal transactions	(165)	(71)	(101)	(90)
Total increase (decrease) in net assets	(140)	(28)	(23)	(86)
Net assets at December 31, 2016	$ 191	$ 300	$ 760	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2015	$ 7,100	$ 295,528	$ 934	$ 301,864
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	2,295	(7)	5,779
Total realized gain (loss) on investments and capital gains distributions	446	2,644	59	19,882
Net unrealized appreciation (depreciation) of investments	(580)	(9,915)	(40)	(39,164)
Net increase (decrease) in net assets resulting from operations	(83)	(4,976)	12	(13,503)
Changes from principal transactions:				
Total unit transactions	(744)	(8,643)	234	(34,475)
Increase (decrease) in net assets derived from principal transactions	(744)	(8,643)	234	(34,475)
Total increase (decrease) in net assets	(827)	(13,619)	246	(47,978)
Net assets at December 31, 2015	6,273	281,909	1,180	253,886
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	1,061	(8)	3,274
Total realized gain (loss) on investments and capital gains distributions	223	(4,812)	67	6,669
Net unrealized appreciation (depreciation) of investments	(250)	3,219	11	29,724
Net increase (decrease) in net assets resulting from operations	(10)	(532)	70	39,667
Changes from principal transactions:				
Total unit transactions	(1,125)	(13,194)	197	(24,551)
Increase (decrease) in net assets derived from principal transactions	(1,125)	(13,194)	197	(24,551)
Total increase (decrease) in net assets	(1,135)	(13,726)	267	15,116
Net assets at December 31, 2016	$ 5,138	$ 268,183	$ 1,447	$ 269,002

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2015	$ 292,498	$ 12,151	$ 29,883	$ 1,379,550
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,084)	610	127	1,231
Total realized gain (loss) on investments and capital gains distributions	24,951	(12)	(206)	149,895
Net unrealized appreciation (depreciation) of investments	(5,243)	(1,118)	791	(151,601)
Net increase (decrease) in net assets resulting from operations	17,624	(520)	712	(475)
Changes from principal transactions:				
Total unit transactions	(22,700)	(1,190)	(330)	(149,550)
Increase (decrease) in net assets derived from principal transactions	(22,700)	(1,190)	(330)	(149,550)
Total increase (decrease) in net assets	(5,076)	(1,710)	382	(150,025)
Net assets at December 31, 2015	287,422	10,441	30,265	1,229,525
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,477)	458	125	(1,510)
Total realized gain (loss) on investments and capital gains distributions	43,742	(158)	1,403	94,692
Net unrealized appreciation (depreciation) of investments	(42,225)	1,056	(3,270)	(13,762)
Net increase (decrease) in net assets resulting from operations	(960)	1,356	(1,742)	79,420
Changes from principal transactions:				
Total unit transactions	(24,306)	(504)	(2,774)	(111,544)
Increase (decrease) in net assets derived from principal transactions	(24,306)	(504)	(2,774)	(111,544)
Total increase (decrease) in net assets	(25,266)	852	(4,516)	(32,124)
Net assets at December 31, 2016	$ 262,156	$ 11,293	$ 25,749	$ 1,197,401

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R
Net assets at January 1, 2015	$ 176,091	$ 29,464	$ 22,661	$ 2,593
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,510	—	101	12
Total realized gain (loss) on investments and capital gains distributions	5,449	7,244	1,669	263
Net unrealized appreciation (depreciation) of investments	(6,756)	(5,517)	(1,966)	(366)
Net increase (decrease) in net assets resulting from operations	203	1,727	(196)	(91)
Changes from principal transactions:				
Total unit transactions	632	(31,188)	(1,089)	(873)
Increase (decrease) in net assets derived from principal transactions	632	(31,188)	(1,089)	(873)
Total increase (decrease) in net assets	835	(29,461)	(1,285)	(964)
Net assets at December 31, 2015	176,926	3	21,376	1,629
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	658	—	64	19
Total realized gain (loss) on investments and capital gains distributions	4,424	—	966	85
Net unrealized appreciation (depreciation) of investments	13,898	1	(657)	88
Net increase (decrease) in net assets resulting from operations	18,980	1	373	192
Changes from principal transactions:				
Total unit transactions	3,341	4	(2,085)	(157)
Increase (decrease) in net assets derived from principal transactions	3,341	4	(2,085)	(157)
Total increase (decrease) in net assets	22,321	5	(1,712)	35
Net assets at December 31, 2016	$ 199,247	$ 8	$ 19,664	$ 1,664

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2
Net assets at January 1, 2015	$ 97	$ 3	$ 306	$ 132,108
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	—	(3)	(327)
Total realized gain (loss) on investments and capital gains distributions	35	—	29	27,387
Net unrealized appreciation (depreciation) of investments	(32)	(2)	(34)	(36,873)
Net increase (decrease) in net assets resulting from operations	—	(2)	(8)	(9,813)
Changes from principal transactions:				
Total unit transactions	207	4	(11)	(18,931)
Increase (decrease) in net assets derived from principal transactions	207	4	(11)	(18,931)
Total increase (decrease) in net assets	207	2	(19)	(28,744)
Net assets at December 31, 2015	304	5	287	103,364
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	(2)	(125)
Total realized gain (loss) on investments and capital gains distributions	(28)	4	(4)	20,894
Net unrealized appreciation (depreciation) of investments	(22)	5	17	8,132
Net increase (decrease) in net assets resulting from operations	(49)	9	11	28,901
Changes from principal transactions:				
Total unit transactions	(23)	21	(38)	(3,740)
Increase (decrease) in net assets derived from principal transactions	(23)	21	(38)	(3,740)
Total increase (decrease) in net assets	(72)	30	(27)	25,161
Net assets at December 31, 2016	$ 232	$ 35	$ 260	$ 128,525

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4
Net assets at January 1, 2015	$ 3	$ 16,720	$ 380,060	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(54)	(1,476)	—
Total realized gain (loss) on investments and capital gains distributions	1	3,220	37,477	—
Net unrealized appreciation (depreciation) of investments	(1)	(2,417)	(19,558)	—
Net increase (decrease) in net assets resulting from operations	—	749	16,443	—
Changes from principal transactions:				
Total unit transactions	6	(3,724)	(26,352)	—
Increase (decrease) in net assets derived from principal transactions	6	(3,724)	(26,352)	—
Total increase (decrease) in net assets	6	(2,975)	(9,909)	—
Net assets at December 31, 2015	9	13,745	370,151	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(48)	(1,333)	—
Total realized gain (loss) on investments and capital gains distributions	—	1,768	26,366	—
Net unrealized appreciation (depreciation) of investments	—	(895)	563	—
Net increase (decrease) in net assets resulting from operations	—	825	25,596	—
Changes from principal transactions:				
Total unit transactions	5	(2,521)	(27,153)	—
Increase (decrease) in net assets derived from principal transactions	5	(2,521)	(27,153)	—
Total increase (decrease) in net assets	5	(1,696)	(1,557)	—
Net assets at December 31, 2016	$ 14	$ 12,049	$ 368,594	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y
Net assets at January 1, 2015	$ 5	$ —	$ 2,622	$ 31
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	51	(9)
Total realized gain (loss) on investments and capital gains distributions	—	—	271	14
Net unrealized appreciation (depreciation) of investments	(1)	—	(371)	(160)
Net increase (decrease) in net assets resulting from operations	(1)	—	(49)	(155)
Changes from principal transactions:				
Total unit transactions	1	—	(539)	1,993
Increase (decrease) in net assets derived from principal transactions	1	—	(539)	1,993
Total increase (decrease) in net assets	—	—	(588)	1,838
Net assets at December 31, 2015	5	—	2,034	1,869
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	2	32	(25)
Total realized gain (loss) on investments and capital gains distributions	—	—	72	(210)
Net unrealized appreciation (depreciation) of investments	1	—	16	342
Net increase (decrease) in net assets resulting from operations	1	2	120	107
Changes from principal transactions:				
Total unit transactions	—	155	(881)	1,070
Increase (decrease) in net assets derived from principal transactions	—	155	(881)	1,070
Total increase (decrease) in net assets	1	157	(761)	1,177
Net assets at December 31, 2016	$ 6	$ 157	$ 1,273	$ 3,046

The accompanying notes are an integral part of these financial statements.

155

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares
Net assets at January 1, 2015	$ 147	$ 282	$ 40	$ 102
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1)	1	—
Total realized gain (loss) on investments and capital gains distributions	10	57	—	13
Net unrealized appreciation (depreciation) of investments	(12)	(50)	(1)	(16)
Net increase (decrease) in net assets resulting from operations	(1)	6	—	(3)
Changes from principal transactions:				
Total unit transactions	(14)	(39)	(3)	(27)
Increase (decrease) in net assets derived from principal transactions	(14)	(39)	(3)	(27)
Total increase (decrease) in net assets	(15)	(33)	(3)	(30)
Net assets at December 31, 2015	132	249	37	72
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(1)	—	—
Total realized gain (loss) on investments and capital gains distributions	3	45	(1)	4
Net unrealized appreciation (depreciation) of investments	—	(21)	2	(4)
Net increase (decrease) in net assets resulting from operations	5	23	1	—
Changes from principal transactions:				
Total unit transactions	(10)	(34)	(24)	(14)
Increase (decrease) in net assets derived from principal transactions	(10)	(34)	(24)	(14)
Total increase (decrease) in net assets	(5)	(11)	(23)	(14)
Net assets at December 31, 2016	$ 127	$ 238	$ 14	$ 58

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class	Lazard Emerging Markets Equity Portfolio - Open Shares
Net assets at January 1, 2015	$ 82	$ 68	$ 426	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	8	—
Total realized gain (loss) on investments and capital gains distributions	16	2	6	—
Net unrealized appreciation (depreciation) of investments	(12)	(8)	(16)	—
Net increase (decrease) in net assets resulting from operations	4	(5)	(2)	—
Changes from principal transactions:				
Total unit transactions	(2)	184	538	—
Increase (decrease) in net assets derived from principal transactions	(2)	184	538	—
Total increase (decrease) in net assets	2	179	536	—
Net assets at December 31, 2015	84	247	962	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	5	17	—
Total realized gain (loss) on investments and capital gains distributions	12	4	(8)	—
Net unrealized appreciation (depreciation) of investments	(13)	63	(5)	—
Net increase (decrease) in net assets resulting from operations	(2)	72	4	—
Changes from principal transactions:				
Total unit transactions	(30)	405	(24)	—
Increase (decrease) in net assets derived from principal transactions	(30)	405	(24)	—
Total increase (decrease) in net assets	(32)	477	(20)	—
Net assets at December 31, 2016	$ 52	$ 724	$ 942	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Lazard International Equity Portfolio - Open Shares	Lazard US Mid Cap Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund
Net assets at January 1, 2015	$ —	$ 4,184	$ 96	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(43)	(3)	—
Total realized gain (loss) on investments and capital gains distributions	—	411	14	—
Net unrealized appreciation (depreciation) of investments	—	(661)	(27)	—
Net increase (decrease) in net assets resulting from operations	—	(293)	(16)	—
Changes from principal transactions:				
Total unit transactions	—	1,305	276	—
Increase (decrease) in net assets derived from principal transactions	—	1,305	276	—
Total increase (decrease) in net assets	—	1,012	260	—
Net assets at December 31, 2015	—	5,196	356	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(25)	(2)	(1)
Total realized gain (loss) on investments and capital gains distributions	—	243	15	31
Net unrealized appreciation (depreciation) of investments	(8)	(378)	8	(17)
Net increase (decrease) in net assets resulting from operations	(8)	(160)	21	13
Changes from principal transactions:				
Total unit transactions	286	(5,036)	63	420
Increase (decrease) in net assets derived from principal transactions	286	(5,036)	63	420
Total increase (decrease) in net assets	278	(5,196)	84	433
Net assets at December 31, 2016	$ 278	$ —	$ 440	$ 433

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y
Net assets at January 1, 2015	$ 348	$ 14,315	$ 373	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(88)	5	—
Total realized gain (loss) on investments and capital gains distributions	32	1,637	(4)	2
Net unrealized appreciation (depreciation) of investments	(25)	(2,189)	(9)	(2)
Net increase (decrease) in net assets resulting from operations	4	(640)	(8)	—
Changes from principal transactions:				
Total unit transactions	23	(1,209)	844	10
Increase (decrease) in net assets derived from principal transactions	23	(1,209)	844	10
Total increase (decrease) in net assets	27	(1,849)	836	10
Net assets at December 31, 2015	375	12,466	1,209	10
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(102)	10	—
Total realized gain (loss) on investments and capital gains distributions	12	1,381	(7)	—
Net unrealized appreciation (depreciation) of investments	7	1,749	(5)	2
Net increase (decrease) in net assets resulting from operations	17	3,028	(2)	2
Changes from principal transactions:				
Total unit transactions	(392)	(216)	(37)	13
Increase (decrease) in net assets derived from principal transactions	(392)	(216)	(37)	13
Total increase (decrease) in net assets	(375)	2,812	(39)	15
Net assets at December 31, 2016	$ —	$ 15,278	$ 1,170	$ 25

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A
Net assets at January 1, 2015	$ 274	$ 1,258	$ —	$ 1,155
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	1	—	—
Total realized gain (loss) on investments and capital gains distributions	25	11	—	145
Net unrealized appreciation (depreciation) of investments	(55)	(3)	—	(204)
Net increase (decrease) in net assets resulting from operations	(32)	9	—	(59)
Changes from principal transactions:				
Total unit transactions	35	(1,224)	—	(230)
Increase (decrease) in net assets derived from principal transactions	35	(1,224)	—	(230)
Total increase (decrease) in net assets	3	(1,215)	—	(289)
Net assets at December 31, 2015	277	43	—	866
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	1	24	(2)
Total realized gain (loss) on investments and capital gains distributions	(35)	—	(1)	66
Net unrealized appreciation (depreciation) of investments	21	1	(21)	68
Net increase (decrease) in net assets resulting from operations	(16)	2	2	132
Changes from principal transactions:				
Total unit transactions	(66)	(21)	2,584	(100)
Increase (decrease) in net assets derived from principal transactions	(66)	(21)	2,584	(100)
Total increase (decrease) in net assets	(82)	(19)	2,586	32
Net assets at December 31, 2016	$ 195	$ 24	$ 2,586	$ 898

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3
Net assets at January 1, 2015	$ 1,254	$ 265	$ 104,586	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	2	(384)	—
Total realized gain (loss) on investments and capital gains distributions	248	26	7,124	—
Net unrealized appreciation (depreciation) of investments	(263)	(40)	(11,274)	—
Net increase (decrease) in net assets resulting from operations	(25)	(12)	(4,534)	—
Changes from principal transactions:				
Total unit transactions	(51)	41	(8,477)	—
Increase (decrease) in net assets derived from principal transactions	(51)	41	(8,477)	—
Total increase (decrease) in net assets	(76)	29	(13,011)	—
Net assets at December 31, 2015	1,178	294	91,575	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	1	(395)	—
Total realized gain (loss) on investments and capital gains distributions	74	(38)	7,274	—
Net unrealized appreciation (depreciation) of investments	141	60	6,246	—
Net increase (decrease) in net assets resulting from operations	206	23	13,125	—
Changes from principal transactions:				
Total unit transactions	(142)	(104)	(8,331)	—
Increase (decrease) in net assets derived from principal transactions	(142)	(104)	(8,331)	—
Total increase (decrease) in net assets	64	(81)	4,794	—
Net assets at December 31, 2016	$ 1,242	$ 213	$ 96,369	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3
Net assets at January 1, 2015	$ 722	$ —	$ 10,611	$ 1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	15	99	—
Total realized gain (loss) on investments and capital gains distributions	143	34	229	—
Net unrealized appreciation (depreciation) of investments	(155)	(54)	(496)	(2)
Net increase (decrease) in net assets resulting from operations	(11)	(5)	(168)	(2)
Changes from principal transactions:				
Total unit transactions	(592)	3,641	5,299	39
Increase (decrease) in net assets derived from principal transactions	(592)	3,641	5,299	39
Total increase (decrease) in net assets	(603)	3,636	5,131	37
Net assets at December 31, 2015	119	3,636	15,742	38
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	135	122	(1)
Total realized gain (loss) on investments and capital gains distributions	3	144	296	1
Net unrealized appreciation (depreciation) of investments	3	(233)	(253)	3
Net increase (decrease) in net assets resulting from operations	6	46	165	3
Changes from principal transactions:				
Total unit transactions	(28)	6,864	1,900	9
Increase (decrease) in net assets derived from principal transactions	(28)	6,864	1,900	9
Total increase (decrease) in net assets	(22)	6,910	2,065	12
Net assets at December 31, 2016	$ 97	$ 10,546	$ 17,807	$ 50

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class
Net assets at January 1, 2015	$ 13	$ 473	$ —	$ 13,345
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5)	3	(2)
Total realized gain (loss) on investments and capital gains distributions	1	50	18	1,329
Net unrealized appreciation (depreciation) of investments	(2)	(50)	(22)	(1,510)
Net increase (decrease) in net assets resulting from operations	(1)	(5)	(1)	(183)
Changes from principal transactions:				
Total unit transactions	78	41	386	(1,353)
Increase (decrease) in net assets derived from principal transactions	78	41	386	(1,353)
Total increase (decrease) in net assets	77	36	385	(1,536)
Net assets at December 31, 2015	90	509	385	11,809
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(5)	11	20
Total realized gain (loss) on investments and capital gains distributions	—	29	40	970
Net unrealized appreciation (depreciation) of investments	1	69	49	18
Net increase (decrease) in net assets resulting from operations	3	93	100	1,008
Changes from principal transactions:				
Total unit transactions	201	38	870	(511)
Increase (decrease) in net assets derived from principal transactions	201	38	870	(511)
Total increase (decrease) in net assets	204	131	970	497
Net assets at December 31, 2016	$ 294	$ 640	$ 1,355	$ 12,306

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I
Net assets at January 1, 2015	$ 2,112	$ 121,851	$ 27	$ 1,197
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(207)	1	8
Total realized gain (loss) on investments and capital gains distributions	251	8,095	(1)	(61)
Net unrealized appreciation (depreciation) of investments	(155)	(2,512)	(9)	(36)
Net increase (decrease) in net assets resulting from operations	94	5,376	(9)	(89)
Changes from principal transactions:				
Total unit transactions	(135)	3,410	165	(79)
Increase (decrease) in net assets derived from principal transactions	(135)	3,410	165	(79)
Total increase (decrease) in net assets	(41)	8,786	156	(168)
Net assets at December 31, 2015	2,071	130,637	183	1,029
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(3)	2	45
Total realized gain (loss) on investments and capital gains distributions	176	6,812	(3)	54
Net unrealized appreciation (depreciation) of investments	(197)	(5,378)	8	(70)
Net increase (decrease) in net assets resulting from operations	(21)	1,431	7	29
Changes from principal transactions:				
Total unit transactions	(332)	3,416	134	783
Increase (decrease) in net assets derived from principal transactions	(332)	3,416	134	783
Total increase (decrease) in net assets	(353)	4,847	141	812
Net assets at December 31, 2016	$ 1,718	$ 135,484	$ 324	$ 1,841

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Nuveen U.S. Infrastructure Bond Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Net assets at January 1, 2015	$ 204	$ 104	$ 249,694	$ 38,711
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	(1)	(1,510)	85
Total realized gain (loss) on investments and capital gains distributions	(18)	16	14,284	107
Net unrealized appreciation (depreciation) of investments	(48)	(12)	(48,643)	(5,820)
Net increase (decrease) in net assets resulting from operations	(36)	3	(35,869)	(5,628)
Changes from principal transactions:				
Total unit transactions	667	(22)	(16,411)	831
Increase (decrease) in net assets derived from principal transactions	667	(22)	(16,411)	831
Total increase (decrease) in net assets	631	(19)	(52,280)	(4,797)
Net assets at December 31, 2015	835	85	197,414	33,914
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	(1)	(1,594)	30
Total realized gain (loss) on investments and capital gains distributions	11	4	9,950	(137)
Net unrealized appreciation (depreciation) of investments	47	(6)	2,665	2,331
Net increase (decrease) in net assets resulting from operations	76	(3)	11,021	2,224
Changes from principal transactions:				
Total unit transactions	(911)	(18)	(11,239)	(644)
Increase (decrease) in net assets derived from principal transactions	(911)	(18)	(11,239)	(644)
Total increase (decrease) in net assets	(835)	(21)	(218)	1,580
Net assets at December 31, 2016	$ —	$ 64	$ 197,196	$ 35,494

The accompanying notes are an integral part of these financial statements.

165

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y
Net assets at January 1, 2015	$ 21	$ 57	$ 10	$ 12
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	—	(1)
Total realized gain (loss) on investments and capital gains distributions	(5)	(1)	—	—
Net unrealized appreciation (depreciation) of investments	(2)	(3)	(3)	15
Net increase (decrease) in net assets resulting from operations	(7)	(3)	(3)	14
Changes from principal transactions:				
Total unit transactions	10	—	107	137
Increase (decrease) in net assets derived from principal transactions	10	—	107	137
Total increase (decrease) in net assets	3	(3)	104	151
Net assets at December 31, 2015	24	54	114	163
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	3	1	(1)
Total realized gain (loss) on investments and capital gains distributions	(5)	—	—	4
Net unrealized appreciation (depreciation) of investments	11	(5)	(6)	(2)
Net increase (decrease) in net assets resulting from operations	9	(2)	(5)	1
Changes from principal transactions:				
Total unit transactions	5	111	146	201
Increase (decrease) in net assets derived from principal transactions	5	111	146	201
Total increase (decrease) in net assets	14	109	141	202
Net assets at December 31, 2016	$ 38	$ 163	$ 255	$ 365

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Oppenheimer Main Street Fund® - Class A	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA
Net assets at January 1, 2015	$ —	$ 15	$ 222	$ 98
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1	5
Total realized gain (loss) on investments and capital gains distributions	—	1	17	—
Net unrealized appreciation (depreciation) of investments	—	—	(11)	(8)
Net increase (decrease) in net assets resulting from operations	—	1	7	(3)
Changes from principal transactions:				
Total unit transactions	—	(1)	(4)	1
Increase (decrease) in net assets derived from principal transactions	—	(1)	(4)	1
Total increase (decrease) in net assets	—	—	3	(2)
Net assets at December 31, 2015	—	15	225	96
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	3
Total realized gain (loss) on investments and capital gains distributions	3	1	16	(1)
Net unrealized appreciation (depreciation) of investments	3	(1)	(18)	2
Net increase (decrease) in net assets resulting from operations	6	—	(2)	4
Changes from principal transactions:				
Total unit transactions	176	(1)	(12)	(10)
Increase (decrease) in net assets derived from principal transactions	176	(1)	(12)	(10)
Total increase (decrease) in net assets	182	(1)	(14)	(6)
Net assets at December 31, 2016	$ 182	$ 14	$ 211	$ 90

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax Balanced Fund - Individual Investor Class
Net assets at January 1, 2015	$ 74	$ 28,354	$ 17,371	$ 44,918
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	9	270	(79)
Total realized gain (loss) on investments and capital gains distributions	14	6,110	1,936	2,675
Net unrealized appreciation (depreciation) of investments	(12)	(7,906)	(2,502)	(3,229)
Net increase (decrease) in net assets resulting from operations	2	(1,787)	(296)	(633)
Changes from principal transactions:				
Total unit transactions	(10)	(1,217)	4,319	(3,897)
Increase (decrease) in net assets derived from principal transactions	(10)	(1,217)	4,319	(3,897)
Total increase (decrease) in net assets	(8)	(3,004)	4,023	(4,530)
Net assets at December 31, 2015	66	25,350	21,394	40,388
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(88)	54	92
Total realized gain (loss) on investments and capital gains distributions	10	1,304	769	1,410
Net unrealized appreciation (depreciation) of investments	(3)	2,862	1,289	288
Net increase (decrease) in net assets resulting from operations	7	4,078	2,112	1,790
Changes from principal transactions:				
Total unit transactions	(9)	(1,807)	1,866	(4,050)
Increase (decrease) in net assets derived from principal transactions	(9)	(1,807)	1,866	(4,050)
Total increase (decrease) in net assets	(2)	2,271	3,978	(2,260)
Net assets at December 31, 2016	$ 64	$ 27,621	$ 25,372	$ 38,128

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A
Net assets at January 1, 2015	$ 14	$ 127,404	$ 8,438	$ 2,023
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	3,483	112	79
Total realized gain (loss) on investments and capital gains distributions	(10)	(2,671)	896	22
Net unrealized appreciation (depreciation) of investments	(93)	(4,757)	(1,041)	(197)
Net increase (decrease) in net assets resulting from operations	(88)	(3,945)	(33)	(96)
Changes from principal transactions:				
Total unit transactions	606	(22,159)	1,901	(200)
Increase (decrease) in net assets derived from principal transactions	606	(22,159)	1,901	(200)
Total increase (decrease) in net assets	518	(26,104)	1,868	(296)
Net assets at December 31, 2015	532	101,300	10,306	1,727
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	1,452	156	60
Total realized gain (loss) on investments and capital gains distributions	(25)	(2,002)	1,466	(136)
Net unrealized appreciation (depreciation) of investments	129	4,863	499	252
Net increase (decrease) in net assets resulting from operations	102	4,313	2,121	176
Changes from principal transactions:				
Total unit transactions	936	(7,508)	1,841	(728)
Increase (decrease) in net assets derived from principal transactions	936	(7,508)	1,841	(728)
Total increase (decrease) in net assets	1,038	(3,195)	3,962	(552)
Net assets at December 31, 2016	$ 1,570	$ 98,105	$ 14,268	$ 1,175

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2015	$ 1,354	$ 10,371	$ 9	$ 23,270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	40	313	1	831
Total realized gain (loss) on investments and capital gains distributions	(28)	268	1	70
Net unrealized appreciation (depreciation) of investments	(36)	(2,162)	(2)	(1,853)
Net increase (decrease) in net assets resulting from operations	(24)	(1,581)	—	(952)
Changes from principal transactions:				
Total unit transactions	(141)	(1,191)	47	(3,483)
Increase (decrease) in net assets derived from principal transactions	(141)	(1,191)	47	(3,483)
Total increase (decrease) in net assets	(165)	(2,772)	47	(4,435)
Net assets at December 31, 2015	1,189	7,599	56	18,835
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	(28)	1	746
Total realized gain (loss) on investments and capital gains distributions	(37)	(2,139)	10	(562)
Net unrealized appreciation (depreciation) of investments	76	2,546	2	2,101
Net increase (decrease) in net assets resulting from operations	67	379	13	2,285
Changes from principal transactions:				
Total unit transactions	(264)	(698)	(69)	(1,514)
Increase (decrease) in net assets derived from principal transactions	(264)	(698)	(69)	(1,514)
Total increase (decrease) in net assets	(197)	(319)	(56)	771
Net assets at December 31, 2016	$ 992	$ 7,280	$ —	$ 19,606

The accompanying notes are an integral part of these financial statements.

170

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Pioneer Mid Cap Value VCT Portfolio - Class I	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4
Net assets at January 1, 2015	$ —	$ 23	$ 10,975	$ 114
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	114	2
Total realized gain (loss) on investments and capital gains distributions	—	—	1,582	20
Net unrealized appreciation (depreciation) of investments	—	(7)	(2,004)	(24)
Net increase (decrease) in net assets resulting from operations	—	(6)	(308)	(2)
Changes from principal transactions:				
Total unit transactions	—	25	(692)	(11)
Increase (decrease) in net assets derived from principal transactions	—	25	(692)	(11)
Total increase (decrease) in net assets	—	19	(1,000)	(13)
Net assets at December 31, 2015	—	42	9,975	101
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	64	2
Total realized gain (loss) on investments and capital gains distributions	—	3	494	5
Net unrealized appreciation (depreciation) of investments	—	3	686	8
Net increase (decrease) in net assets resulting from operations	—	6	1,244	15
Changes from principal transactions:				
Total unit transactions	—	31	(1,218)	(4)
Increase (decrease) in net assets derived from principal transactions	—	31	(1,218)	(4)
Total increase (decrease) in net assets	—	37	26	11
Net assets at December 31, 2016	$ —	$ 79	$ 10,001	$ 112

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund
Net assets at January 1, 2015	$ 2	$ —	$ 11,841	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	(137)	1
Total realized gain (loss) on investments and capital gains distributions	—	18	1,259	150
Net unrealized appreciation (depreciation) of investments	—	(29)	(1,146)	(120)
Net increase (decrease) in net assets resulting from operations	—	(10)	(24)	31
Changes from principal transactions:				
Total unit transactions	—	447	2,886	3,953
Increase (decrease) in net assets derived from principal transactions	—	447	2,886	3,953
Total increase (decrease) in net assets	—	437	2,862	3,984
Net assets at December 31, 2015	2	437	14,703	3,984
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	23	(87)	30
Total realized gain (loss) on investments and capital gains distributions	—	212	321	95
Net unrealized appreciation (depreciation) of investments	—	(30)	413	551
Net increase (decrease) in net assets resulting from operations	—	205	647	676
Changes from principal transactions:				
Total unit transactions	—	3,424	(196)	8,275
Increase (decrease) in net assets derived from principal transactions	—	3,424	(196)	8,275
Total increase (decrease) in net assets	—	3,629	451	8,951
Net assets at December 31, 2016	$ 2	$ 4,066	$ 15,154	$ 12,935

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A
Net assets at January 1, 2015	$ 1,035	$ 330	$ —	$ 1,602
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	9	—
Total realized gain (loss) on investments and capital gains distributions	156	56	15	14
Net unrealized appreciation (depreciation) of investments	(198)	(70)	(37)	(27)
Net increase (decrease) in net assets resulting from operations	(41)	(13)	(13)	(13)
Changes from principal transactions:				
Total unit transactions	(84)	(63)	2,484	(1,090)
Increase (decrease) in net assets derived from principal transactions	(84)	(63)	2,484	(1,090)
Total increase (decrease) in net assets	(125)	(76)	2,471	(1,103)
Net assets at December 31, 2015	910	254	2,471	499
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	65	6
Total realized gain (loss) on investments and capital gains distributions	81	5	82	(25)
Net unrealized appreciation (depreciation) of investments	140	19	(204)	68
Net increase (decrease) in net assets resulting from operations	221	25	(57)	49
Changes from principal transactions:				
Total unit transactions	97	22	3,515	(38)
Increase (decrease) in net assets derived from principal transactions	97	22	3,515	(38)
Total increase (decrease) in net assets	318	47	3,458	11
Net assets at December 31, 2016	$ 1,228	$ 301	$ 5,929	$ 510

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4
Net assets at January 1, 2015	$ 38,088	$ 180,054	$ 4	$ 45
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,006	3,373	—	—
Total realized gain (loss) on investments and capital gains distributions	(736)	(617)	1	8
Net unrealized appreciation (depreciation) of investments	(1,886)	(11,410)	(2)	(5)
Net increase (decrease) in net assets resulting from operations	(1,616)	(8,654)	(1)	3
Changes from principal transactions:				
Total unit transactions	(4,465)	(27,361)	16	3
Increase (decrease) in net assets derived from principal transactions	(4,465)	(27,361)	16	3
Total increase (decrease) in net assets	(6,081)	(36,015)	15	6
Net assets at December 31, 2015	32,007	144,039	19	51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	651	2,033	—	—
Total realized gain (loss) on investments and capital gains distributions	(1,270)	(4,026)	—	(10)
Net unrealized appreciation (depreciation) of investments	2,131	8,137	1	6
Net increase (decrease) in net assets resulting from operations	1,512	6,144	1	(4)
Changes from principal transactions:				
Total unit transactions	(6,275)	(20,830)	12	(44)
Increase (decrease) in net assets derived from principal transactions	(6,275)	(20,830)	12	(44)
Total increase (decrease) in net assets	(4,763)	(14,686)	13	(48)
Net assets at December 31, 2016	$ 27,244	$ 129,353	$ 32	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio
Net assets at January 1, 2015	$ —	$ 9,095	$ 116	$ 249
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(81)	2	4
Total realized gain (loss) on investments and capital gains distributions	91	(1,122)	7	32
Net unrealized appreciation (depreciation) of investments	(130)	(1,097)	(13)	(36)
Net increase (decrease) in net assets resulting from operations	(23)	(2,300)	(4)	—
Changes from principal transactions:				
Total unit transactions	1,609	419	4	(12)
Increase (decrease) in net assets derived from principal transactions	1,609	419	4	(12)
Total increase (decrease) in net assets	1,586	(1,881)	—	(12)
Net assets at December 31, 2015	1,586	7,214	116	237
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	118	429	2	4
Total realized gain (loss) on investments and capital gains distributions	(4)	(420)	10	31
Net unrealized appreciation (depreciation) of investments	513	1,805	1	(10)
Net increase (decrease) in net assets resulting from operations	627	1,814	13	25
Changes from principal transactions:				
Total unit transactions	4,044	5,011	(26)	(63)
Increase (decrease) in net assets derived from principal transactions	4,044	5,011	(26)	(63)
Total increase (decrease) in net assets	4,671	6,825	(13)	(38)
Net assets at December 31, 2016	$ 6,257	$ 14,039	$ 103	$ 199

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R
Net assets at January 1, 2015	$ 24	$ 6	$ —	$ 25
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	3	1	—	4
Net unrealized appreciation (depreciation) of investments	(4)	(3)	—	(3)
Net increase (decrease) in net assets resulting from operations	(1)	(2)	—	1
Changes from principal transactions:				
Total unit transactions	3	41	—	2
Increase (decrease) in net assets derived from principal transactions	3	41	—	2
Total increase (decrease) in net assets	2	39	—	3
Net assets at December 31, 2015	26	45	—	28
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	(2)	—
Total realized gain (loss) on investments and capital gains distributions	2	(2)	24	3
Net unrealized appreciation (depreciation) of investments	2	16	68	6
Net increase (decrease) in net assets resulting from operations	4	13	90	9
Changes from principal transactions:				
Total unit transactions	3	57	1,584	1
Increase (decrease) in net assets derived from principal transactions	3	57	1,584	1
Total increase (decrease) in net assets	7	70	1,674	10
Net assets at December 31, 2016	$ 33	$ 115	$ 1,674	$ 38

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A	Voya Large-Cap Growth Fund - Class A
Net assets at January 1, 2015	$ 299,629	$ 7	$ 2,025	$ 100
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,547	1	35	(1)
Total realized gain (loss) on investments and capital gains distributions	2,985	(8)	334	8
Net unrealized appreciation (depreciation) of investments	(13,339)	(7)	(342)	(2)
Net increase (decrease) in net assets resulting from operations	(7,807)	(14)	27	5
Changes from principal transactions:				
Total unit transactions	(32,675)	95	(646)	19
Increase (decrease) in net assets derived from principal transactions	(32,675)	95	(646)	19
Total increase (decrease) in net assets	(40,482)	81	(619)	24
Net assets at December 31, 2015	259,147	88	1,406	124
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,843	1	26	(1)
Total realized gain (loss) on investments and capital gains distributions	886	(2)	158	8
Net unrealized appreciation (depreciation) of investments	13,463	10	(163)	(3)
Net increase (decrease) in net assets resulting from operations	16,192	9	21	4
Changes from principal transactions:				
Total unit transactions	(24,382)	(37)	(586)	30
Increase (decrease) in net assets derived from principal transactions	(24,382)	(37)	(586)	30
Total increase (decrease) in net assets	(8,190)	(28)	(565)	34
Net assets at December 31, 2016	$ 250,957	$ 60	$ 841	$ 158

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I
Net assets at January 1, 2015	$ —	$ 3,484	$ 1,774	$ 351,128
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	77	27	13,099
Total realized gain (loss) on investments and capital gains distributions	—	(32)	(6)	(858)
Net unrealized appreciation (depreciation) of investments	—	(16)	(23)	(13,900)
Net increase (decrease) in net assets resulting from operations	—	29	(2)	(1,659)
Changes from principal transactions:				
Total unit transactions	—	(261)	(377)	128,339
Increase (decrease) in net assets derived from principal transactions	—	(261)	(377)	128,339
Total increase (decrease) in net assets	—	(232)	(379)	126,680
Net assets at December 31, 2015	—	3,252	1,395	477,808
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	67	23	6,743
Total realized gain (loss) on investments and capital gains distributions	—	(57)	4	5,521
Net unrealized appreciation (depreciation) of investments	—	19	12	4,001
Net increase (decrease) in net assets resulting from operations	1	29	39	16,265
Changes from principal transactions:				
Total unit transactions	148	(103)	(691)	(30,619)
Increase (decrease) in net assets derived from principal transactions	148	(103)	(691)	(30,619)
Total increase (decrease) in net assets	149	(74)	(652)	(14,354)
Net assets at December 31, 2016	$ 149	$ 3,178	$ 743	$ 463,454

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class
Net assets at January 1, 2015	$ 981	$ 922	$ 44	$ 31,277
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	79	30	2	1,645
Total realized gain (loss) on investments and capital gains distributions	7	36	—	(332)
Net unrealized appreciation (depreciation) of investments	(93)	(169)	(3)	(1,979)
Net increase (decrease) in net assets resulting from operations	(7)	(103)	(1)	(666)
Changes from principal transactions:				
Total unit transactions	1,694	1,476	(9)	(3,047)
Increase (decrease) in net assets derived from principal transactions	1,694	1,476	(9)	(3,047)
Total increase (decrease) in net assets	1,687	1,373	(10)	(3,713)
Net assets at December 31, 2015	2,668	2,295	34	27,564
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	98	3	1,821
Total realized gain (loss) on investments and capital gains distributions	27	(105)	—	(451)
Net unrealized appreciation (depreciation) of investments	27	210	4	2,427
Net increase (decrease) in net assets resulting from operations	102	203	7	3,797
Changes from principal transactions:				
Total unit transactions	(139)	2,776	(2)	(197)
Increase (decrease) in net assets derived from principal transactions	(139)	2,776	(2)	(197)
Total increase (decrease) in net assets	(37)	2,979	5	3,600
Net assets at December 31, 2016	$ 2,631	$ 5,274	$ 39	$ 31,164

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2015	$ 24,624	$ 210	$ 434,528	$ 5,413
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,147	(1)	(1,585)	(3)
Total realized gain (loss) on investments and capital gains distributions	(321)	43	54,917	620
Net unrealized appreciation (depreciation) of investments	(1,454)	(35)	(30,020)	(304)
Net increase (decrease) in net assets resulting from operations	(628)	7	23,312	313
Changes from principal transactions:				
Total unit transactions	(4,392)	(54)	(14,309)	201
Increase (decrease) in net assets derived from principal transactions	(4,392)	(54)	(14,309)	201
Total increase (decrease) in net assets	(5,020)	(47)	9,003	514
Net assets at December 31, 2015	19,604	163	443,531	5,927
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,152	—	(1,470)	(8)
Total realized gain (loss) on investments and capital gains distributions	(333)	28	66,105	740
Net unrealized appreciation (depreciation) of investments	1,724	(27)	(52,031)	(545)
Net increase (decrease) in net assets resulting from operations	2,543	1	12,604	187
Changes from principal transactions:				
Total unit transactions	(637)	(43)	(25,863)	778
Increase (decrease) in net assets derived from principal transactions	(637)	(43)	(25,863)	778
Total increase (decrease) in net assets	1,906	(42)	(13,259)	965
Net assets at December 31, 2016	$ 21,510	$ 121	$ 430,272	$ 6,892

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class
Net assets at January 1, 2015	$ 24	$ 384,229	$ 1,681	$ 19
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3,097	20	—
Total realized gain (loss) on investments and capital gains distributions	1	40,389	76	—
Net unrealized appreciation (depreciation) of investments	(3)	(62,632)	(200)	—
Net increase (decrease) in net assets resulting from operations	(2)	(19,146)	(104)	—
Changes from principal transactions:				
Total unit transactions	(1)	(39,626)	81	18
Increase (decrease) in net assets derived from principal transactions	(1)	(39,626)	81	18
Total increase (decrease) in net assets	(3)	(58,772)	(23)	18
Net assets at December 31, 2015	21	325,457	1,658	37
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4,660	26	—
Total realized gain (loss) on investments and capital gains distributions	1	20,397	14	—
Net unrealized appreciation (depreciation) of investments	1	12,898	172	—
Net increase (decrease) in net assets resulting from operations	2	37,955	212	—
Changes from principal transactions:				
Total unit transactions	(2)	(34,952)	(202)	(27)
Increase (decrease) in net assets derived from principal transactions	(2)	(34,952)	(202)	(27)
Total increase (decrease) in net assets	—	3,003	10	(27)
Net assets at December 31, 2016	$ 21	$ 328,460	$ 1,668	$ 10

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class
Net assets at January 1, 2015	$ 17,240	$ 382	$ 19,708	$ 43
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	(1)	233	—
Total realized gain (loss) on investments and capital gains distributions	2,639	32	3,827	(1)
Net unrealized appreciation (depreciation) of investments	(2,856)	(37)	(3,944)	(1)
Net increase (decrease) in net assets resulting from operations	(197)	(6)	116	(2)
Changes from principal transactions:				
Total unit transactions	(2,855)	15	(4,646)	(3)
Increase (decrease) in net assets derived from principal transactions	(2,855)	15	(4,646)	(3)
Total increase (decrease) in net assets	(3,052)	9	(4,530)	(5)
Net assets at December 31, 2015	14,188	391	15,178	38
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	172	3	296	—
Total realized gain (loss) on investments and capital gains distributions	1,187	27	920	(2)
Net unrealized appreciation (depreciation) of investments	(357)	(4)	746	3
Net increase (decrease) in net assets resulting from operations	1,002	26	1,962	1
Changes from principal transactions:				
Total unit transactions	(2,095)	(30)	3,037	9
Increase (decrease) in net assets derived from principal transactions	(2,095)	(30)	3,037	9
Total increase (decrease) in net assets	(1,093)	(4)	4,999	10
Net assets at December 31, 2016	$ 13,095	$ 387	$ 20,177	$ 48

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class
Net assets at January 1, 2015	$ 7	$ 92,705	$ 53	$ 2,409
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	2,208	1	13
Total realized gain (loss) on investments and capital gains distributions	(1)	4,591	6	150
Net unrealized appreciation (depreciation) of investments	(1)	(9,097)	(5)	(109)
Net increase (decrease) in net assets resulting from operations	(2)	(2,298)	2	54
Changes from principal transactions:				
Total unit transactions	2	(2,045)	(16)	(201)
Increase (decrease) in net assets derived from principal transactions	2	(2,045)	(16)	(201)
Total increase (decrease) in net assets	—	(4,343)	(14)	(147)
Net assets at December 31, 2015	7	88,362	39	2,262
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	479	1	19
Total realized gain (loss) on investments and capital gains distributions	—	2,972	—	119
Net unrealized appreciation (depreciation) of investments	(3)	(3,438)	(1)	(60)
Net increase (decrease) in net assets resulting from operations	(3)	13	—	78
Changes from principal transactions:				
Total unit transactions	34	(3,762)	51	(220)
Increase (decrease) in net assets derived from principal transactions	34	(3,762)	51	(220)
Total increase (decrease) in net assets	31	(3,749)	51	(142)
Net assets at December 31, 2016	$ 38	$ 84,613	$ 90	$ 2,120

The accompanying notes are an integral part of these financial statements.

183

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 65,786	$ 37,011	$ 54,794	$ 40
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	274	(21)	(405)	—
Total realized gain (loss) on investments and capital gains distributions	4,820	7,289	11,001	8
Net unrealized appreciation (depreciation) of investments	(4,118)	(7,770)	(11,836)	(8)
Net increase (decrease) in net assets resulting from operations	976	(502)	(1,240)	—
Changes from principal transactions:				
Total unit transactions	(4,309)	(4,993)	(3,285)	(11)
Increase (decrease) in net assets derived from principal transactions	(4,309)	(4,993)	(3,285)	(11)
Total increase (decrease) in net assets	(3,333)	(5,495)	(4,525)	(11)
Net assets at December 31, 2015	62,453	31,516	50,269	29
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	419	101	(166)	—
Total realized gain (loss) on investments and capital gains distributions	3,447	2,625	4,613	(2)
Net unrealized appreciation (depreciation) of investments	(2,083)	656	521	4
Net increase (decrease) in net assets resulting from operations	1,783	3,382	4,968	2
Changes from principal transactions:				
Total unit transactions	(2,928)	(4,684)	(4,690)	(31)
Increase (decrease) in net assets derived from principal transactions	(2,928)	(4,684)	(4,690)	(31)
Total increase (decrease) in net assets	(1,145)	(1,302)	278	(29)
Net assets at December 31, 2016	$ 61,308	$ 30,214	$ 50,547	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net assets at January 1, 2015	$ 22,583	$ 27,024	$ 321	$ 22,492
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	683	616	1	94
Total realized gain (loss) on investments and capital gains distributions	3,793	4,976	—	351
Net unrealized appreciation (depreciation) of investments	(5,190)	(6,614)	(52)	(3,910)
Net increase (decrease) in net assets resulting from operations	(714)	(1,022)	(51)	(3,465)
Changes from principal transactions:				
Total unit transactions	31	(341)	(47)	(1,889)
Increase (decrease) in net assets derived from principal transactions	31	(341)	(47)	(1,889)
Total increase (decrease) in net assets	(683)	(1,363)	(98)	(5,354)
Net assets at December 31, 2015	21,900	25,661	223	17,138
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	468	345	1	79
Total realized gain (loss) on investments and capital gains distributions	2,505	3,357	(10)	(755)
Net unrealized appreciation (depreciation) of investments	1,224	727	36	2,714
Net increase (decrease) in net assets resulting from operations	4,197	4,429	27	2,038
Changes from principal transactions:				
Total unit transactions	369	(1,692)	16	168
Increase (decrease) in net assets derived from principal transactions	369	(1,692)	16	168
Total increase (decrease) in net assets	4,566	2,737	43	2,206
Net assets at December 31, 2016	$ 26,466	$ 28,398	$ 266	$ 19,344

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2015	$ 20,091	$ 24	$ 26,704	$ 22,043
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	—	4	(171)
Total realized gain (loss) on investments and capital gains distributions	465	7	4,065	3,442
Net unrealized appreciation (depreciation) of investments	(3,685)	(7)	(5,369)	(4,375)
Net increase (decrease) in net assets resulting from operations	(3,190)	—	(1,300)	(1,104)
Changes from principal transactions:				
Total unit transactions	(1,394)	17	4,519	1,678
Increase (decrease) in net assets derived from principal transactions	(1,394)	17	4,519	1,678
Total increase (decrease) in net assets	(4,584)	17	3,219	574
Net assets at December 31, 2015	15,507	41	29,923	22,617
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	—	114	(105)
Total realized gain (loss) on investments and capital gains distributions	(1,309)	1	3,327	2,509
Net unrealized appreciation (depreciation) of investments	3,015	3	3,260	2,191
Net increase (decrease) in net assets resulting from operations	1,733	4	6,701	4,595
Changes from principal transactions:				
Total unit transactions	492	(17)	1,792	535
Increase (decrease) in net assets derived from principal transactions	492	(17)	1,792	535
Total increase (decrease) in net assets	2,225	(13)	8,493	5,130
Net assets at December 31, 2016	$ 17,732	$ 28	$ 38,416	$ 27,747

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2015	$ 30	$ 403	$ 191,423	$ 564,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	2,408	2,314
Total realized gain (loss) on investments and capital gains distributions	4	60	28,105	82,840
Net unrealized appreciation (depreciation) of investments	(2)	(43)	(20,669)	(60,977)
Net increase (decrease) in net assets resulting from operations	3	20	9,844	24,177
Changes from principal transactions:				
Total unit transactions	—	6	20,415	37,092
Increase (decrease) in net assets derived from principal transactions	—	6	20,415	37,092
Total increase (decrease) in net assets	3	26	30,259	61,269
Net assets at December 31, 2015	33	429	221,682	625,604
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	3,036	3,106
Total realized gain (loss) on investments and capital gains distributions	4	50	21,965	66,415
Net unrealized appreciation (depreciation) of investments	(4)	(23)	(6,679)	(24,469)
Net increase (decrease) in net assets resulting from operations	1	30	18,322	45,052
Changes from principal transactions:				
Total unit transactions	18	(9)	26,483	40,170
Increase (decrease) in net assets derived from principal transactions	18	(9)	26,483	40,170
Total increase (decrease) in net assets	19	21	44,805	85,222
Net assets at December 31, 2016	$ 52	$ 450	$ 266,487	$ 710,826

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class
Net assets at January 1, 2015	$ 1,535	$ 121,652	$ 117	$ 7,682
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	1,328	1	(6)
Total realized gain (loss) on investments and capital gains distributions	244	23,061	8	674
Net unrealized appreciation (depreciation) of investments	(374)	(32,856)	(10)	(854)
Net increase (decrease) in net assets resulting from operations	(111)	(8,467)	(1)	(186)
Changes from principal transactions:				
Total unit transactions	(167)	(19,905)	(25)	(99)
Increase (decrease) in net assets derived from principal transactions	(167)	(19,905)	(25)	(99)
Total increase (decrease) in net assets	(278)	(28,372)	(26)	(285)
Net assets at December 31, 2015	1,257	93,280	91	7,397
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	1,429	1	32
Total realized gain (loss) on investments and capital gains distributions	182	13,936	1	190
Net unrealized appreciation (depreciation) of investments	7	405	(1)	(162)
Net increase (decrease) in net assets resulting from operations	209	15,770	1	60
Changes from principal transactions:				
Total unit transactions	(185)	(7,115)	(3)	(496)
Increase (decrease) in net assets derived from principal transactions	(185)	(7,115)	(3)	(496)
Total increase (decrease) in net assets	24	8,655	(2)	(436)
Net assets at December 31, 2016	$ 1,281	$ 101,935	$ 89	$ 6,961

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A
Net assets at January 1, 2015	$ 806	$ 6,583	$ 236,364	$ 151
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	100	(1,679)	2
Total realized gain (loss) on investments and capital gains distributions	56	464	26	5
Net unrealized appreciation (depreciation) of investments	(135)	(1,061)	—	(11)
Net increase (decrease) in net assets resulting from operations	(62)	(497)	(1,653)	(4)
Changes from principal transactions:				
Total unit transactions	(12)	(933)	(7,995)	18
Increase (decrease) in net assets derived from principal transactions	(12)	(933)	(7,995)	18
Total increase (decrease) in net assets	(74)	(1,430)	(9,648)	14
Net assets at December 31, 2015	732	5,153	226,716	165
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	126	(1,434)	5
Total realized gain (loss) on investments and capital gains distributions	208	1,342	217	4
Net unrealized appreciation (depreciation) of investments	(162)	(1,058)	—	(9)
Net increase (decrease) in net assets resulting from operations	69	410	(1,217)	—
Changes from principal transactions:				
Total unit transactions	(88)	(687)	3,295	(3)
Increase (decrease) in net assets derived from principal transactions	(88)	(687)	3,295	(3)
Total increase (decrease) in net assets	(19)	(277)	2,078	(3)
Net assets at December 31, 2016	$ 713	$ 4,876	$ 228,794	$ 162

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class
Net assets at January 1, 2015	$ 328	$ —	$ 272	$ 96,508
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(1)	(822)
Total realized gain (loss) on investments and capital gains distributions	14	—	(11)	(520)
Net unrealized appreciation (depreciation) of investments	7	—	(4)	(3,281)
Net increase (decrease) in net assets resulting from operations	21	—	(16)	(4,623)
Changes from principal transactions:				
Total unit transactions	(31)	—	13	(13,494)
Increase (decrease) in net assets derived from principal transactions	(31)	—	13	(13,494)
Total increase (decrease) in net assets	(10)	—	(3)	(18,117)
Net assets at December 31, 2015	318	—	269	78,391
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	3	629
Total realized gain (loss) on investments and capital gains distributions	6	1	(5)	(666)
Net unrealized appreciation (depreciation) of investments	(11)	(1)	20	4,236
Net increase (decrease) in net assets resulting from operations	(5)	—	18	4,199
Changes from principal transactions:				
Total unit transactions	(19)	28	(2)	(6,133)
Increase (decrease) in net assets derived from principal transactions	(19)	28	(2)	(6,133)
Total increase (decrease) in net assets	(24)	28	16	(1,934)
Net assets at December 31, 2016	$ 294	$ 28	$ 285	$ 76,457

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 932	$ 2,587	$ 2,410	$ 4,350
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	53	26	32
Total realized gain (loss) on investments and capital gains distributions	(19)	469	142	480
Net unrealized appreciation (depreciation) of investments	(22)	(726)	(252)	(587)
Net increase (decrease) in net assets resulting from operations	(45)	(204)	(84)	(75)
Changes from principal transactions:				
Total unit transactions	(47)	3,581	(127)	(569)
Increase (decrease) in net assets derived from principal transactions	(47)	3,581	(127)	(569)
Total increase (decrease) in net assets	(92)	3,377	(211)	(644)
Net assets at December 31, 2015	840	5,964	2,199	3,706
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	108	31	61
Total realized gain (loss) on investments and capital gains distributions	(24)	448	20	268
Net unrealized appreciation (depreciation) of investments	64	(133)	74	(92)
Net increase (decrease) in net assets resulting from operations	48	423	125	237
Changes from principal transactions:				
Total unit transactions	(184)	1,640	91	402
Increase (decrease) in net assets derived from principal transactions	(184)	1,640	91	402
Total increase (decrease) in net assets	(136)	2,063	216	639
Net assets at December 31, 2016	$ 704	$ 8,027	$ 2,415	$ 4,345

The accompanying notes are an integral part of these financial statements.

191

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class
Net assets at January 1, 2015	$ 2,313	$ 1,641	$ 3,006	$ 1,768
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	25	18	28
Total realized gain (loss) on investments and capital gains distributions	672	327	413	584
Net unrealized appreciation (depreciation) of investments	(1,035)	(483)	(483)	(928)
Net increase (decrease) in net assets resulting from operations	(312)	(131)	(52)	(316)
Changes from principal transactions:				
Total unit transactions	5,117	1,875	(624)	5,129
Increase (decrease) in net assets derived from principal transactions	5,117	1,875	(624)	5,129
Total increase (decrease) in net assets	4,805	1,744	(676)	4,813
Net assets at December 31, 2015	7,118	3,385	2,330	6,581
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	102	48	34	83
Total realized gain (loss) on investments and capital gains distributions	657	174	234	646
Net unrealized appreciation (depreciation) of investments	(182)	49	(100)	(122)
Net increase (decrease) in net assets resulting from operations	577	271	168	607
Changes from principal transactions:				
Total unit transactions	1,635	65	142	2,462
Increase (decrease) in net assets derived from principal transactions	1,635	65	142	2,462
Total increase (decrease) in net assets	2,212	336	310	3,069
Net assets at December 31, 2016	$ 9,330	$ 3,721	$ 2,640	$ 9,650

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class
Net assets at January 1, 2015	$ 785	$ 2,238	$ 424	$ 446
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	7	3	1
Total realized gain (loss) on investments and capital gains distributions	113	341	85	41
Net unrealized appreciation (depreciation) of investments	(152)	(399)	(139)	(66)
Net increase (decrease) in net assets resulting from operations	(35)	(51)	(51)	(24)
Changes from principal transactions:				
Total unit transactions	490	(166)	1,086	312
Increase (decrease) in net assets derived from principal transactions	490	(166)	1,086	312
Total increase (decrease) in net assets	455	(217)	1,035	288
Net assets at December 31, 2015	1,240	2,021	1,459	734
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	28	15	5
Total realized gain (loss) on investments and capital gains distributions	63	215	99	19
Net unrealized appreciation (depreciation) of investments	44	(66)	26	37
Net increase (decrease) in net assets resulting from operations	122	177	140	61
Changes from principal transactions:				
Total unit transactions	393	471	693	214
Increase (decrease) in net assets derived from principal transactions	393	471	693	214
Total increase (decrease) in net assets	515	648	833	275
Net assets at December 31, 2016	$ 1,755	$ 2,669	$ 2,292	$ 1,009

The accompanying notes are an integral part of these financial statements.

193

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 368	$ 468	$ 1,094	$ 288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	(3)	(1)
Total realized gain (loss) on investments and capital gains distributions	60	(44)	23	(4)
Net unrealized appreciation (depreciation) of investments	(77)	(49)	(31)	(25)
Net increase (decrease) in net assets resulting from operations	(16)	(93)	(11)	(30)
Changes from principal transactions:				
Total unit transactions	180	2,778	213	1,034
Increase (decrease) in net assets derived from principal transactions	180	2,778	213	1,034
Total increase (decrease) in net assets	164	2,685	202	1,004
Net assets at December 31, 2015	532	3,153	1,296	1,292
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	25	14	12
Total realized gain (loss) on investments and capital gains distributions	45	47	8	21
Net unrealized appreciation (depreciation) of investments	—	60	35	23
Net increase (decrease) in net assets resulting from operations	53	132	57	56
Changes from principal transactions:				
Total unit transactions	246	373	(458)	(203)
Increase (decrease) in net assets derived from principal transactions	246	373	(458)	(203)
Total increase (decrease) in net assets	299	505	(401)	(147)
Net assets at December 31, 2016	$ 831	$ 3,658	$ 895	$ 1,145

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 492	$ 1,478	$ 142,609	$ 15,200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	70	3,307	326
Total realized gain (loss) on investments and capital gains distributions	57	168	19,848	1,947
Net unrealized appreciation (depreciation) of investments	(71)	(289)	(24,431)	(2,361)
Net increase (decrease) in net assets resulting from operations	(2)	(51)	(1,276)	(88)
Changes from principal transactions:				
Total unit transactions	(50)	1,034	(9,621)	(2,076)
Increase (decrease) in net assets derived from principal transactions	(50)	1,034	(9,621)	(2,076)
Total increase (decrease) in net assets	(52)	983	(10,897)	(2,164)
Net assets at December 31, 2015	440	2,461	131,712	13,036
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	42	1,652	169
Total realized gain (loss) on investments and capital gains distributions	36	18	12,908	993
Net unrealized appreciation (depreciation) of investments	(21)	58	(8,007)	(558)
Net increase (decrease) in net assets resulting from operations	21	118	6,553	604
Changes from principal transactions:				
Total unit transactions	(24)	30	(2,747)	(2,573)
Increase (decrease) in net assets derived from principal transactions	(24)	30	(2,747)	(2,573)
Total increase (decrease) in net assets	(3)	148	3,806	(1,969)
Net assets at December 31, 2016	$ 437	$ 2,609	$ 135,518	$ 11,067

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 183	$ 2,695	$ 136,761	$ 13,637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	91	3,313	292
Total realized gain (loss) on investments and capital gains distributions	22	381	21,414	1,944
Net unrealized appreciation (depreciation) of investments	(26)	(526)	(26,629)	(2,376)
Net increase (decrease) in net assets resulting from operations	—	(54)	(1,902)	(140)
Changes from principal transactions:				
Total unit transactions	(8)	992	(5,924)	(968)
Increase (decrease) in net assets derived from principal transactions	(8)	992	(5,924)	(968)
Total increase (decrease) in net assets	(8)	938	(7,826)	(1,108)
Net assets at December 31, 2015	175	3,633	128,935	12,529
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	47	1,700	173
Total realized gain (loss) on investments and capital gains distributions	33	92	13,318	1,034
Net unrealized appreciation (depreciation) of investments	(20)	46	(7,929)	(534)
Net increase (decrease) in net assets resulting from operations	19	185	7,089	673
Changes from principal transactions:				
Total unit transactions	192	(723)	471	76
Increase (decrease) in net assets derived from principal transactions	192	(723)	471	76
Total increase (decrease) in net assets	211	(538)	7,560	749
Net assets at December 31, 2016	$ 386	$ 3,095	$ 136,495	$ 13,278

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 114	$ 1,526	$ 98,309	$ 7,963
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	42	2,262	169
Total realized gain (loss) on investments and capital gains distributions	17	192	19,604	1,411
Net unrealized appreciation (depreciation) of investments	(19)	(245)	(23,651)	(1,696)
Net increase (decrease) in net assets resulting from operations	—	(11)	(1,785)	(116)
Changes from principal transactions:				
Total unit transactions	(83)	499	(2,424)	(446)
Increase (decrease) in net assets derived from principal transactions	(83)	499	(2,424)	(446)
Total increase (decrease) in net assets	(83)	488	(4,209)	(562)
Net assets at December 31, 2015	31	2,014	94,100	7,401
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	28	839	67
Total realized gain (loss) on investments and capital gains distributions	3	66	9,670	613
Net unrealized appreciation (depreciation) of investments	(1)	28	(5,051)	(265)
Net increase (decrease) in net assets resulting from operations	2	122	5,458	415
Changes from principal transactions:				
Total unit transactions	—	215	3,213	(18)
Increase (decrease) in net assets derived from principal transactions	—	215	3,213	(18)
Total increase (decrease) in net assets	2	337	8,671	397
Net assets at December 31, 2016	$ 33	$ 2,351	$ 102,771	$ 7,798

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class
Net assets at January 1, 2015	$ 777	$ 10,817	$ 887	$ 4,280
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	226	18	87
Total realized gain (loss) on investments and capital gains distributions	58	1,410	115	435
Net unrealized appreciation (depreciation) of investments	(85)	(1,937)	(154)	(595)
Net increase (decrease) in net assets resulting from operations	(11)	(301)	(21)	(73)
Changes from principal transactions:				
Total unit transactions	414	3,654	308	471
Increase (decrease) in net assets derived from principal transactions	414	3,654	308	471
Total increase (decrease) in net assets	403	3,353	287	398
Net assets at December 31, 2015	1,180	14,170	1,174	4,678
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	101	9	64
Total realized gain (loss) on investments and capital gains distributions	(43)	1,024	14	317
Net unrealized appreciation (depreciation) of investments	67	(153)	51	(126)
Net increase (decrease) in net assets resulting from operations	30	972	74	255
Changes from principal transactions:				
Total unit transactions	(137)	3,309	190	(96)
Increase (decrease) in net assets derived from principal transactions	(137)	3,309	190	(96)
Total increase (decrease) in net assets	(107)	4,281	264	159
Net assets at December 31, 2016	$ 1,073	$ 18,451	$ 1,438	$ 4,837

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 206	$ 3,290	$ 17,739	$ 1,210
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	91	189	6
Total realized gain (loss) on investments and capital gains distributions	6	142	874	60
Net unrealized appreciation (depreciation) of investments	(25)	(302)	(2,374)	(194)
Net increase (decrease) in net assets resulting from operations	(16)	(69)	(1,311)	(128)
Changes from principal transactions:				
Total unit transactions	777	3,282	54,749	5,866
Increase (decrease) in net assets derived from principal transactions	777	3,282	54,749	5,866
Total increase (decrease) in net assets	761	3,213	53,438	5,738
Net assets at December 31, 2015	967	6,503	71,177	6,948
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	51	188	26
Total realized gain (loss) on investments and capital gains distributions	13	19	490	64
Net unrealized appreciation (depreciation) of investments	19	194	1,780	135
Net increase (decrease) in net assets resulting from operations	39	264	2,458	225
Changes from principal transactions:				
Total unit transactions	3	(165)	(10,177)	(1,582)
Increase (decrease) in net assets derived from principal transactions	3	(165)	(10,177)	(1,582)
Total increase (decrease) in net assets	42	99	(7,719)	(1,357)
Net assets at December 31, 2016	$ 1,009	$ 6,602	$ 63,458	$ 5,591

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2015	$ 6,119	$ 153	$ 19,231	$ 60,125
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	99	2	263	421
Total realized gain (loss) on investments and capital gains distributions	394	25	3,993	12,816
Net unrealized appreciation (depreciation) of investments	(573)	(30)	(4,659)	(14,488)
Net increase (decrease) in net assets resulting from operations	(80)	(3)	(403)	(1,251)
Changes from principal transactions:				
Total unit transactions	(174)	(72)	1,183	(8,206)
Increase (decrease) in net assets derived from principal transactions	(174)	(72)	1,183	(8,206)
Total increase (decrease) in net assets	(254)	(75)	780	(9,457)
Net assets at December 31, 2015	5,865	78	20,011	50,668
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	97	1	290	327
Total realized gain (loss) on investments and capital gains distributions	327	(2)	2,100	4,825
Net unrealized appreciation (depreciation) of investments	(123)	18	3,186	6,770
Net increase (decrease) in net assets resulting from operations	301	17	5,576	11,922
Changes from principal transactions:				
Total unit transactions	261	(20)	7,234	5,536
Increase (decrease) in net assets derived from principal transactions	261	(20)	7,234	5,536
Total increase (decrease) in net assets	562	(3)	12,810	17,458
Net assets at December 31, 2016	$ 6,427	$ 75	$ 32,821	$ 68,126

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class
Net assets at January 1, 2015	$ 420	$ 175,509	$ 15,271	$ 254
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,019)	(19)	—
Total realized gain (loss) on investments and capital gains distributions	62	22,502	2,615	2
Net unrealized appreciation (depreciation) of investments	(81)	(30,374)	(2,308)	(10)
Net increase (decrease) in net assets resulting from operations	(20)	(8,891)	288	(8)
Changes from principal transactions:				
Total unit transactions	(64)	(24,099)	(934)	26
Increase (decrease) in net assets derived from principal transactions	(64)	(24,099)	(934)	26
Total increase (decrease) in net assets	(84)	(32,990)	(646)	18
Net assets at December 31, 2015	336	142,519	14,625	272
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,149)	338	(1)
Total realized gain (loss) on investments and capital gains distributions	46	27,228	1,965	50
Net unrealized appreciation (depreciation) of investments	(32)	(20,499)	(1,316)	(18)
Net increase (decrease) in net assets resulting from operations	13	5,580	987	31
Changes from principal transactions:				
Total unit transactions	(34)	(24,113)	(1,916)	(144)
Increase (decrease) in net assets derived from principal transactions	(34)	(24,113)	(1,916)	(144)
Total increase (decrease) in net assets	(21)	(18,533)	(929)	(113)
Net assets at December 31, 2016	$ 315	$ 123,986	$ 13,696	$ 159

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Fidelity® VIP Mid Cap Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class
Net assets at January 1, 2015	$ 4,730	$ 4,092	$ 482	$ 76,270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(31)	30	8	884
Total realized gain (loss) on investments and capital gains distributions	300	454	20	2,233
Net unrealized appreciation (depreciation) of investments	(540)	(549)	(62)	(7,841)
Net increase (decrease) in net assets resulting from operations	(271)	(65)	(34)	(4,724)
Changes from principal transactions:				
Total unit transactions	1,491	(832)	(19)	(9,061)
Increase (decrease) in net assets derived from principal transactions	1,491	(832)	(19)	(9,061)
Total increase (decrease) in net assets	1,220	(897)	(53)	(13,785)
Net assets at December 31, 2015	5,950	3,195	429	62,485
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	(9)	8	911
Total realized gain (loss) on investments and capital gains distributions	718	495	46	2,832
Net unrealized appreciation (depreciation) of investments	662	(304)	8	5,450
Net increase (decrease) in net assets resulting from operations	1,340	182	62	9,193
Changes from principal transactions:				
Total unit transactions	(206)	(3,377)	(83)	(7,145)
Increase (decrease) in net assets derived from principal transactions	(206)	(3,377)	(83)	(7,145)
Total increase (decrease) in net assets	1,134	(3,195)	(21)	2,048
Net assets at December 31, 2016	$ 7,084	$ —	$ 408	$ 64,533

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2015	$ 1,674	$ 350,430	$ 3,362	$ 406
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	4,078	21	—
Total realized gain (loss) on investments and capital gains distributions	177	33,676	6	109
Net unrealized appreciation (depreciation) of investments	(247)	(47,533)	(111)	(122)
Net increase (decrease) in net assets resulting from operations	(47)	(9,779)	(84)	(13)
Changes from principal transactions:				
Total unit transactions	(93)	(29,789)	(1,849)	(92)
Increase (decrease) in net assets derived from principal transactions	(93)	(29,789)	(1,849)	(92)
Total increase (decrease) in net assets	(140)	(39,568)	(1,933)	(105)
Net assets at December 31, 2015	1,534	310,862	1,429	301
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	3,326	19	—
Total realized gain (loss) on investments and capital gains distributions	108	18,752	52	50
Net unrealized appreciation (depreciation) of investments	76	18,830	136	(7)
Net increase (decrease) in net assets resulting from operations	203	40,908	207	43
Changes from principal transactions:				
Total unit transactions	(152)	(31,331)	51	—
Increase (decrease) in net assets derived from principal transactions	(152)	(31,331)	51	—
Total increase (decrease) in net assets	51	9,577	258	43
Net assets at December 31, 2016	$ 1,585	$ 320,439	$ 1,687	$ 344

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2015	$ 6,939	$ 68,476	$ 559	$ 576,327
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	(222)	4	2,516
Total realized gain (loss) on investments and capital gains distributions	1,186	12,399	74	62,210
Net unrealized appreciation (depreciation) of investments	(1,463)	(14,700)	(59)	(46,393)
Net increase (decrease) in net assets resulting from operations	(274)	(2,523)	19	18,333
Changes from principal transactions:				
Total unit transactions	453	(4,324)	(46)	(33,607)
Increase (decrease) in net assets derived from principal transactions	453	(4,324)	(46)	(33,607)
Total increase (decrease) in net assets	179	(6,847)	(27)	(15,274)
Net assets at December 31, 2015	7,118	61,629	532	561,053
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	(166)	1	1,208
Total realized gain (loss) on investments and capital gains distributions	723	9,421	69	49,741
Net unrealized appreciation (depreciation) of investments	270	(1,061)	(80)	(56,974)
Net increase (decrease) in net assets resulting from operations	1,002	8,194	(10)	(6,025)
Changes from principal transactions:				
Total unit transactions	313	(2,024)	(149)	(42,930)
Increase (decrease) in net assets derived from principal transactions	313	(2,024)	(149)	(42,930)
Total increase (decrease) in net assets	1,315	6,170	(159)	(48,955)
Net assets at December 31, 2016	$ 8,433	$ 67,799	$ 373	$ 512,098

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2015	$ 1,101	$ 43,987	$ 788	$ 386
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1,682	34	(1)
Total realized gain (loss) on investments and capital gains distributions	167	485	12	80
Net unrealized appreciation (depreciation) of investments	(144)	(3,974)	(91)	(74)
Net increase (decrease) in net assets resulting from operations	26	(1,807)	(45)	5
Changes from principal transactions:				
Total unit transactions	32	(8,916)	13	(12)
Increase (decrease) in net assets derived from principal transactions	32	(8,916)	13	(12)
Total increase (decrease) in net assets	58	(10,723)	(32)	(7)
Net assets at December 31, 2015	1,159	33,264	756	379
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1,406	33	(1)
Total realized gain (loss) on investments and capital gains distributions	121	(570)	—	64
Net unrealized appreciation (depreciation) of investments	(134)	3,165	59	(44)
Net increase (decrease) in net assets resulting from operations	(14)	4,001	92	19
Changes from principal transactions:				
Total unit transactions	(42)	(3,887)	8	(79)
Increase (decrease) in net assets derived from principal transactions	(42)	(3,887)	8	(79)
Total increase (decrease) in net assets	(56)	114	100	(60)
Net assets at December 31, 2016	$ 1,103	$ 33,378	$ 856	$ 319

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class
Net assets at January 1, 2015	$ 404,023	$ 1,070	$ 1,484	$ 337,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,255)	(8)	(5)	(3,242)
Total realized gain (loss) on investments and capital gains distributions	72,584	228	381	63,010
Net unrealized appreciation (depreciation) of investments	(63,982)	(201)	(234)	(26,952)
Net increase (decrease) in net assets resulting from operations	4,347	19	142	32,816
Changes from principal transactions:				
Total unit transactions	(13,554)	(95)	(202)	11,436
Increase (decrease) in net assets derived from principal transactions	(13,554)	(95)	(202)	11,436
Total increase (decrease) in net assets	(9,207)	(76)	(60)	44,252
Net assets at December 31, 2015	394,816	994	1,424	381,587
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,726)	(6)	(5)	(3,190)
Total realized gain (loss) on investments and capital gains distributions	57,176	144	431	59,871
Net unrealized appreciation (depreciation) of investments	(30,833)	(78)	(416)	(54,813)
Net increase (decrease) in net assets resulting from operations	23,617	60	10	1,868
Changes from principal transactions:				
Total unit transactions	(28,462)	15	(315)	(24,243)
Increase (decrease) in net assets derived from principal transactions	(28,462)	15	(315)	(24,243)
Total increase (decrease) in net assets	(4,845)	75	(305)	(22,375)
Net assets at December 31, 2016	$ 389,971	$ 1,069	$ 1,119	$ 359,212

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class
Net assets at January 1, 2015	$ 4,148	$ 409	$ 99,808	$ 328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	13	2,825	11
Total realized gain (loss) on investments and capital gains distributions	1,153	—	(851)	17
Net unrealized appreciation (depreciation) of investments	(711)	(28)	(5,844)	(43)
Net increase (decrease) in net assets resulting from operations	417	(15)	(3,870)	(15)
Changes from principal transactions:				
Total unit transactions	(339)	(49)	(7,500)	(5)
Increase (decrease) in net assets derived from principal transactions	(339)	(49)	(7,500)	(5)
Total increase (decrease) in net assets	78	(64)	(11,370)	(20)
Net assets at December 31, 2015	4,226	345	88,438	308
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(22)	6	2,049	7
Total realized gain (loss) on investments and capital gains distributions	698	(10)	(2,134)	8
Net unrealized appreciation (depreciation) of investments	(687)	3	605	(14)
Net increase (decrease) in net assets resulting from operations	(11)	(1)	520	1
Changes from principal transactions:				
Total unit transactions	(660)	(121)	(7,753)	(59)
Increase (decrease) in net assets derived from principal transactions	(660)	(121)	(7,753)	(59)
Total increase (decrease) in net assets	(671)	(122)	(7,233)	(58)
Net assets at December 31, 2016	$ 3,555	$ 223	$ 81,205	$ 250

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2015	$ —	$ 38,249	$ 75,559	$ 68,770
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	829	1,219	1,297
Total realized gain (loss) on investments and capital gains distributions	(3)	2,097	(1,027)	502
Net unrealized appreciation (depreciation) of investments	(33)	(3,341)	(1,708)	(2,691)
Net increase (decrease) in net assets resulting from operations	(15)	(415)	(1,516)	(892)
Changes from principal transactions:				
Total unit transactions	1,485	(4,481)	(4,006)	(4,336)
Increase (decrease) in net assets derived from principal transactions	1,485	(4,481)	(4,006)	(4,336)
Total increase (decrease) in net assets	1,470	(4,896)	(5,522)	(5,228)
Net assets at December 31, 2015	1,470	33,353	70,037	63,542
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	38	649	1,187	1,091
Total realized gain (loss) on investments and capital gains distributions	1	1,038	38	2,064
Net unrealized appreciation (depreciation) of investments	289	(245)	2,774	289
Net increase (decrease) in net assets resulting from operations	328	1,442	3,999	3,444
Changes from principal transactions:				
Total unit transactions	1,719	(3,705)	(4,481)	(4,209)
Increase (decrease) in net assets derived from principal transactions	1,719	(3,705)	(4,481)	(4,209)
Total increase (decrease) in net assets	2,047	(2,263)	(482)	(765)
Net assets at December 31, 2016	$ 3,517	$ 31,090	$ 69,555	$ 62,777

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I
Net assets at January 1, 2015	$ 1,598	$ 1,371,748	$ 281	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	11,113	2	(91)
Total realized gain (loss) on investments and capital gains distributions	109	96,322	26	(129)
Net unrealized appreciation (depreciation) of investments	(163)	(138,230)	(38)	(6,145)
Net increase (decrease) in net assets resulting from operations	(36)	(30,795)	(10)	(6,365)
Changes from principal transactions:				
Total unit transactions	(154)	(134,040)	19	102,840
Increase (decrease) in net assets derived from principal transactions	(154)	(134,040)	19	102,840
Total increase (decrease) in net assets	(190)	(164,835)	9	96,475
Net assets at December 31, 2015	1,408	1,206,913	290	96,475
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	10,454	3	1,818
Total realized gain (loss) on investments and capital gains distributions	150	118,550	27	(1,220)
Net unrealized appreciation (depreciation) of investments	(55)	(33,272)	(4)	3,735
Net increase (decrease) in net assets resulting from operations	110	95,732	26	4,333
Changes from principal transactions:				
Total unit transactions	(210)	(122,162)	19	(12,622)
Increase (decrease) in net assets derived from principal transactions	(210)	(122,162)	19	(12,622)
Total increase (decrease) in net assets	(100)	(26,430)	45	(8,289)
Net assets at December 31, 2016	$ 1,308	$ 1,180,483	$ 335	$ 88,186

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2015	$ —	$ 348,666	$ 318	$ 366,118
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(61)	2,034	3	39
Total realized gain (loss) on investments and capital gains distributions	(59)	13,323	49	55,417
Net unrealized appreciation (depreciation) of investments	(768)	(15,795)	(50)	(64,084)
Net increase (decrease) in net assets resulting from operations	(888)	(438)	2	(8,628)
Changes from principal transactions:				
Total unit transactions	12,828	(24,766)	(38)	(30,441)
Increase (decrease) in net assets derived from principal transactions	12,828	(24,766)	(38)	(30,441)
Total increase (decrease) in net assets	11,940	(25,204)	(36)	(39,069)
Net assets at December 31, 2015	11,940	323,462	282	327,049
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	160	2,250	3	406
Total realized gain (loss) on investments and capital gains distributions	(156)	11,232	13	34,488
Net unrealized appreciation (depreciation) of investments	486	14,930	10	18,699
Net increase (decrease) in net assets resulting from operations	490	28,412	26	53,593
Changes from principal transactions:				
Total unit transactions	(1,172)	(19,737)	(10)	(18,806)
Increase (decrease) in net assets derived from principal transactions	(1,172)	(19,737)	(10)	(18,806)
Total increase (decrease) in net assets	(682)	8,675	16	34,787
Net assets at December 31, 2016	$ 11,258	$ 332,137	$ 298	$ 361,836

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I
Net assets at January 1, 2015	$ 364	$ 149,688	$ 278	$ 26,942
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(94)	1	651
Total realized gain (loss) on investments and capital gains distributions	73	3,979	8	865
Net unrealized appreciation (depreciation) of investments	(81)	(9,642)	(19)	(2,367)
Net increase (decrease) in net assets resulting from operations	(7)	(5,757)	(10)	(851)
Changes from principal transactions:				
Total unit transactions	(57)	(9,943)	8	3,777
Increase (decrease) in net assets derived from principal transactions	(57)	(9,943)	8	3,777
Total increase (decrease) in net assets	(64)	(15,700)	(2)	2,926
Net assets at December 31, 2015	300	133,988	276	29,868
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(135)	1	629
Total realized gain (loss) on investments and capital gains distributions	69	7,347	48	375
Net unrealized appreciation (depreciation) of investments	(22)	26,629	12	(1,039)
Net increase (decrease) in net assets resulting from operations	49	33,841	61	(35)
Changes from principal transactions:				
Total unit transactions	(67)	(4,520)	(62)	58
Increase (decrease) in net assets derived from principal transactions	(67)	(4,520)	(62)	58
Total increase (decrease) in net assets	(18)	29,321	(1)	23
Net assets at December 31, 2016	$ 282	$ 163,309	$ 275	$ 29,891

The accompanying notes are an integral part of these financial statements.

211

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I
Net assets at January 1, 2015	$ 7	$ 18,455	$ 1,040	$ 52,083
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	32	6	436
Total realized gain (loss) on investments and capital gains distributions	—	1,292	23	2,482
Net unrealized appreciation (depreciation) of investments	—	8	44	(2,184)
Net increase (decrease) in net assets resulting from operations	—	1,332	73	734
Changes from principal transactions:				
Total unit transactions	—	7,528	57	9,191
Increase (decrease) in net assets derived from principal transactions	—	7,528	57	9,191
Total increase (decrease) in net assets	—	8,860	130	9,925
Net assets at December 31, 2015	7	27,315	1,170	62,008
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	72	9	760
Total realized gain (loss) on investments and capital gains distributions	—	1,491	91	1,880
Net unrealized appreciation (depreciation) of investments	—	424	(31)	5,414
Net increase (decrease) in net assets resulting from operations	—	1,987	69	8,054
Changes from principal transactions:				
Total unit transactions	—	11,597	(57)	23,663
Increase (decrease) in net assets derived from principal transactions	—	11,597	(57)	23,663
Total increase (decrease) in net assets	—	13,584	12	31,717
Net assets at December 31, 2016	$ 7	$ 40,899	$ 1,182	$ 93,725

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Net assets at January 1, 2015	$ 412	$ 399	$ 8,242	$ 10,138
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	2	42	(28)
Total realized gain (loss) on investments and capital gains distributions	13	39	575	923
Net unrealized appreciation (depreciation) of investments	(11)	(58)	(1,037)	(1,158)
Net increase (decrease) in net assets resulting from operations	4	(17)	(420)	(263)
Changes from principal transactions:				
Total unit transactions	(27)	58	1,696	1,257
Increase (decrease) in net assets derived from principal transactions	(27)	58	1,696	1,257
Total increase (decrease) in net assets	(23)	41	1,276	994
Net assets at December 31, 2015	389	440	9,518	11,132
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	2	44	(32)
Total realized gain (loss) on investments and capital gains distributions	24	30	532	798
Net unrealized appreciation (depreciation) of investments	9	33	993	(74)
Net increase (decrease) in net assets resulting from operations	35	65	1,569	692
Changes from principal transactions:				
Total unit transactions	(24)	(15)	2,309	993
Increase (decrease) in net assets derived from principal transactions	(24)	(15)	2,309	993
Total increase (decrease) in net assets	11	50	3,878	1,685
Net assets at December 31, 2016	$ 400	$ 490	$ 13,396	$ 12,817

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S
Net assets at January 1, 2015	$ 62,848	$ 29,802	$ 151,114	$ 301
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	401	62	(674)	—
Total realized gain (loss) on investments and capital gains distributions	6,793	3,236	22,734	46
Net unrealized appreciation (depreciation) of investments	(10,211)	(5,225)	(24,326)	(50)
Net increase (decrease) in net assets resulting from operations	(3,017)	(1,927)	(2,266)	(4)
Changes from principal transactions:				
Total unit transactions	17,827	6,078	(8,043)	17
Increase (decrease) in net assets derived from principal transactions	17,827	6,078	(8,043)	17
Total increase (decrease) in net assets	14,810	4,151	(10,309)	13
Net assets at December 31, 2015	77,658	33,953	140,805	314
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	558	186	(712)	—
Total realized gain (loss) on investments and capital gains distributions	10,960	4,551	13,332	33
Net unrealized appreciation (depreciation) of investments	(482)	2,743	19,358	44
Net increase (decrease) in net assets resulting from operations	11,036	7,480	31,978	77
Changes from principal transactions:				
Total unit transactions	16,878	4,349	(3,186)	10
Increase (decrease) in net assets derived from principal transactions	16,878	4,349	(3,186)	10
Total increase (decrease) in net assets	27,914	11,829	28,792	87
Net assets at December 31, 2016	$ 105,572	$ 45,782	$ 169,597	$ 401

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2015	$ 12,284	$ 131,603	$ 1,396	$ 42,392
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	184	(1,205)	(8)	(437)
Total realized gain (loss) on investments and capital gains distributions	(42)	21,290	237	5,993
Net unrealized appreciation (depreciation) of investments	(229)	(20,540)	(236)	(6,776)
Net increase (decrease) in net assets resulting from operations	(87)	(455)	(7)	(1,220)
Changes from principal transactions:				
Total unit transactions	1,134	(2,699)	(157)	9,179
Increase (decrease) in net assets derived from principal transactions	1,134	(2,699)	(157)	9,179
Total increase (decrease) in net assets	1,047	(3,154)	(164)	7,959
Net assets at December 31, 2015	13,331	128,449	1,232	50,351
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	201	(1,167)	(7)	(485)
Total realized gain (loss) on investments and capital gains distributions	(61)	13,966	117	5,093
Net unrealized appreciation (depreciation) of investments	21	(4,756)	(41)	1,640
Net increase (decrease) in net assets resulting from operations	161	8,043	69	6,248
Changes from principal transactions:				
Total unit transactions	2,677	(4,372)	(235)	108
Increase (decrease) in net assets derived from principal transactions	2,677	(4,372)	(235)	108
Total increase (decrease) in net assets	2,838	3,671	(166)	6,356
Net assets at December 31, 2016	$ 16,169	$ 132,120	$ 1,066	$ 56,707

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2015	$ 139	$ 46,020	$ 73,151	$ 68,668
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	308	(593)	(506)
Total realized gain (loss) on investments and capital gains distributions	24	2,876	24,237	12,497
Net unrealized appreciation (depreciation) of investments	(25)	(3,521)	(23,911)	(12,873)
Net increase (decrease) in net assets resulting from operations	(1)	(337)	(267)	(882)
Changes from principal transactions:				
Total unit transactions	(17)	(1,430)	(10,513)	(3,655)
Increase (decrease) in net assets derived from principal transactions	(17)	(1,430)	(10,513)	(3,655)
Total increase (decrease) in net assets	(18)	(1,767)	(10,780)	(4,537)
Net assets at December 31, 2015	121	44,253	62,371	64,131
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	172	(421)	(457)
Total realized gain (loss) on investments and capital gains distributions	16	1,562	16,552	15,559
Net unrealized appreciation (depreciation) of investments	(2)	(2,635)	(9,342)	(7,234)
Net increase (decrease) in net assets resulting from operations	14	(901)	6,789	7,868
Changes from principal transactions:				
Total unit transactions	(36)	(2,055)	(8,061)	(3,359)
Increase (decrease) in net assets derived from principal transactions	(36)	(2,055)	(8,061)	(3,359)
Total increase (decrease) in net assets	(22)	(2,956)	(1,272)	4,509
Net assets at December 31, 2016	$ 99	$ 41,297	$ 61,099	$ 68,640

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Washington Mutual Investors Fund[SM] - Class R-3	Washington Mutual Investors Fund[SM] - Class R-4	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Small Company Growth Fund - Administrator Class
Net assets at January 1, 2015	$ 4,859	$ 132,246	$ 108	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	1,202	(1)	—
Total realized gain (loss) on investments and capital gains distributions	1,030	6,653	25	—
Net unrealized appreciation (depreciation) of investments	(1,118)	(9,504)	(36)	—
Net increase (decrease) in net assets resulting from operations	(40)	(1,649)	(12)	—
Changes from principal transactions:				
Total unit transactions	(1,883)	(3,407)	(1)	—
Increase (decrease) in net assets derived from principal transactions	(1,883)	(3,407)	(1)	—
Total increase (decrease) in net assets	(1,923)	(5,056)	(13)	—
Net assets at December 31, 2015	2,936	127,190	95	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	1,265	(1)	(1)
Total realized gain (loss) on investments and capital gains distributions	235	7,118	2	2
Net unrealized appreciation (depreciation) of investments	31	8,003	34	3
Net increase (decrease) in net assets resulting from operations	294	16,386	35	4
Changes from principal transactions:				
Total unit transactions	(506)	9,245	23	212
Increase (decrease) in net assets derived from principal transactions	(506)	9,245	23	212
Total increase (decrease) in net assets	(212)	25,631	58	216
Net assets at December 31, 2016	$ 2,724	$ 152,821	$ 153	$ 216

The accompanying notes are an integral part of these financial statements.
217

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Wells Fargo Special Small Cap Value Fund - Class A
Net assets at January 1, 2015	$ 118,489
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(510)
Total realized gain (loss) on investments and capital gains distributions	1,859
Net unrealized appreciation (depreciation) of investments	(7,715)
Net increase (decrease) in net assets resulting from operations	(6,366)
Changes from principal transactions:	
Total unit transactions	(8,487)
Increase (decrease) in net assets derived from principal transactions	(8,487)
Total increase (decrease) in net assets	(14,853)
Net assets at December 31, 2015	103,636
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(546)
Total realized gain (loss) on investments and capital gains distributions	5,167
Net unrealized appreciation (depreciation) of investments	22,683
Net increase (decrease) in net assets resulting from operations	27,304
Changes from principal transactions:	
Total unit transactions	(6,745)
Increase (decrease) in net assets derived from principal transactions	(6,745)
Total increase (decrease) in net assets	20,559
Net assets at December 31, 2016	$ 124,195

The accompanying notes are an integral part of these financial statements.

1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING continues to hold certain warrants to purchase shares of Voya Financial, Inc. common stock.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2016, the Account had 326 investment divisions (the "Divisions"), 171 of which invest in independently managed mutual funds and 155 of which invest in mutual funds managed by affiliates, either Voya Investments, LLC ("VIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").

The Divisions with asset balances at December 31, 2016 and related Trusts are as follows:

AB Growth and Income Fund, Inc.:
    AB Growth and Income Fund - Class A

AB Variable Products Series Fund, Inc.:
    AB VPS Growth and Income Portfolio - Class A

Aberdeen Funds:
    Aberdeen International Equity Fund - Institutional Class

AIM Counselor Series Trust:
    Invesco Floating Rate Fund - Class R5

AIM Growth Series:
    Invesco Mid Cap Core Equity Fund - Class A
    Invesco Small Cap Growth Fund - Class A

AIM International Mutual Funds:
    Invesco International Growth Fund - Class R5

AIM Investment Funds:
    Invesco Endeavor Fund - Class A
    Invesco Global Health Care Fund - Investor Class

AIM Investment Securities Funds:
    Invesco High Yield Fund - Class R5

AIM Sector Funds:
    Invesco American Value Fund - Class R5
    Invesco Energy Fund - Class R5
    Invesco Small Cap Value Fund - Class A

AIM Variable Insurance Funds:

Invesco V.I. American Franchise Fund - Series I Shares

Invesco V.I. Core Equity Fund - Series I Shares

Alger Funds:

Alger Capital Appreciation Fund - Class A

Alger Funds II:

Alger Green Fund - Class A

Allianz Funds:

AllianzGI NFJ Dividend Value Fund - Class A

AllianzGI NFJ Large-Cap Value Fund - Institutional Class

AllianzGI NFJ Small-Cap Value Fund - Class A

Amana Mutual Funds Trust:

Amana Growth Fund - Investor Class

Amana Income Fund - Investor Class

American Balanced Fund®, Inc.:

American Balanced Fund® - Class R-3

American Beacon Funds:

American Beacon Small Cap Value Fund - Investor Class

American Century Government Income Trust:

American Century Investments® Inflation-Adjusted Bond
    Fund - Investor Class

American Century Quantitative Equity Funds, Inc.:

American Century Investments® Income & Growth Fund -
    A Class

American Funds Fundamental Investors^{SM}:

Fundamental Investors^{SM} - Class R-3

Fundamental Investors^{SM} - Class R-4

American Mutual Fund®:

American Mutual Fund® - Class R-4

AMG Funds IV:

AMG Managers Fairpointe Mid Cap Fund - Class N

Ariel Investment Trust:

Ariel Appreciation Fund - Investor Class

Ariel Fund - Investor Class

Artisan Funds, Inc.:

Artisan International Fund - Investor Shares

BlackRock Equity Dividend Fund:

BlackRock Equity Dividend Fund - Investor A Shares

BlackRock Funds^{SM}:

BlackRock Health Sciences Opportunities Portfolio -
    Institutional Shares

BlackRock Health Sciences Opportunities Portfolio - Investor A
    Shares

BlackRock Mid Cap Value Opportunities Series, Inc.:

BlackRock Mid Cap Value Opportunities Fund - Institutional
    Shares

BlackRock Mid Cap Value Opportunities Fund - Investor A
    Shares

Bond Fund of America^{SM}:

Bond Fund of America^{SM} - Class R-4

Calvert Variable Series, Inc.:

Calvert VP SRI Balanced Portfolio

Capital Income Builder®:

Capital Income Builder® - Class R-4

Capital World Growth & Income Fund^{SM}:

Capital World Growth & Income Fund^{SM} - Class R-3

Cohen & Steers Realty Shares, Inc.:

Cohen & Steers Realty Shares, Inc.

Columbia^{SM} Acorn® Trust:

Columbia^{SM} Acorn® Fund - Class A

Columbia^{SM} Acorn® Fund - Class Z

Columbia Funds Series Trust:

Columbia Mid Cap Value Fund - Class A

Columbia Mid Cap Value Fund - Class Z

CRM Mutual Fund Trust:

CRM Mid Cap Value Fund - Investor Shares

Davis Series Inc.:

Davis Financial Fund - Class Y

Delaware Group Adviser Funds:

Delaware Diversified Income Fund - Class A

Delaware Group® Equity Funds IV:

Delaware Smid Cap Growth Fund - Institutional Class

Delaware Group Equity Funds V:

Delaware Small Cap Value Fund - Class A

Deutsche Investment Trust:

Deutsche Small Cap Growth Fund - Class S

DFA Investment Dimensions Group Inc.:

DFA Inflation-Protected Securities Portfolio - Institutional Class

Emerging Markets Core Equity Portfolio - Institutional Class

U.S. Targeted Value Portfolio - Institutional Class

Dodge & Cox Funds:

Dodge & Cox International Stock Fund

Dodge & Cox Stock Fund

DWS Institutional Funds:

Deutsche Equity 500 Index Fund - Class S

Eaton Vance Special Investment Trust:

Eaton Vance Large-Cap Value Fund - Class R

EuroPacific Growth Fund®:

EuroPacific Growth Fund® - Class R-3

EuroPacific Growth Fund® - Class R-4

Fidelity® Contrafund®:

Fidelity Advisor® New Insights Fund - Class I

Fidelity® Variable Insurance Products:

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:

Fidelity® VIP Contrafund® Portfolio - Initial Class

Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products III:

Fidelity® VIP Mid Cap Portfolio - Initial Class

Fidelity® Variable Insurance Products V:

Fidelity® VIP Asset Manager Portfolio - Initial Class

Franklin Mutual Series Fund Inc.:

Franklin Mutual Global Discovery Fund - Class R

Franklin Strategic Series:

Franklin Biotechnology Discovery Fund - Advisor Class

Franklin Natural Resources Fund - Advisor Class

Franklin Small-Mid Cap Growth Fund - Class A

Franklin Templeton Variable Insurance Products Trust:

Franklin Small Cap Value VIP Fund - Class 2

Goldman Sachs Trust:

Goldman Sachs Growth Opportunities Fund - Class IR

Growth Fund of America®:

Growth Fund of America® - Class R-3

Growth Fund of America® - Class R-4

Hartford Mutual Funds, Inc.:

The Hartford Capital Appreciation Fund - Class R4

The Hartford Dividend And Growth Fund - Class R4

The Hartford International Opportunities Fund - Class R4

Income Fund of America®:

Income Fund of America® - Class R-3

Ivy Funds:

Ivy Science and Technology Fund - Class Y

Janus Aspen Series:

Janus Aspen Series Balanced Portfolio - Institutional Shares

Janus Aspen Series Enterprise Portfolio - Institutional Shares

Janus Aspen Series Flexible Bond Portfolio - Institutional Shares

Janus Aspen Series Global Research Portfolio - Institutional
Shares

Janus Aspen Series Janus Portfolio - Institutional Shares

JPMorgan Trust II:

JPMorgan Equity Income Fund - Select Class

JPMorgan Government Bond Fund - Select Class

Lazard Funds, Inc.:

Lazard International Equity Portfolio - Open Shares

Legg Mason Partners Equity Trust:

ClearBridge Aggressive Growth Fund - Class I

LKCM Funds:

LKCM Aquinas Catholic Equity Fund

Loomis Sayles Funds I:

Loomis Sayles Small Cap Value Fund - Retail Class

Loomis Sayles Funds II:

Loomis Sayles Limited Term Government and Agency Fund -
Class Y

Loomis Sayles Value Fund - Class Y

Lord Abbett Developing Growth Fund, Inc.:

Lord Abbett Developing Growth Fund - Class A

Lord Abbett Investment Trust:

Lord Abbett Core Fixed Income Fund - Class A

Lord Abbett Investment Trust (continued):

Lord Abbett Short Duration Income Fund - Class R4

Lord Abbett Mid Cap Stock Fund, Inc.:

Lord Abbett Mid Cap Stock Fund - Class A

Lord Abbett Research Fund, Inc.:

Lord Abbett Small Cap Value Fund - Class A

Lord Abbett Securities Trust:

Lord Abbett Fundamental Equity Fund - Class A

Lord Abbett Series Fund, Inc.:

Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

MainStay Funds:

MainStay Large Cap Growth Fund - Class R3

Massachusetts Investors Growth Stock Fund:

Massachusetts Investors Growth Stock Fund - Class A

Metropolitan West Funds:

Metropolitan West Total Return Bond Fund - Class I

Metropolitan West Total Return Bond Fund - Class M

MFS® Series Trust l:

MFS® New Discovery Fund - Class R3

MFS® Series Trust X:

MFS® International Value Fund - Class R3

Neuberger Berman Equity Funds®:

Neuberger Berman Genesis Fund - Trust Class

Neuberger Berman Socially Responsive Fund - Institutional
Class

Neuberger Berman Socially Responsive Fund - Trust Class

New Perspective Fund®:

New Perspective Fund® - Class R-3

New Perspective Fund® - Class R-4

New World Fund®, Inc.:

New World Fund® - Class R-4

Nuveen Investment Funds, Inc.:

Nuveen Global Infrastructure Fund - Class I

Oppenheimer Capital Appreciation Fund:

Oppenheimer Capital Appreciation Fund - Class A

Oppenheimer Developing Markets Fund:

Oppenheimer Developing Markets Fund - Class A

Oppenheimer Developing Markets Fund - Class Y

Oppenheimer Gold & Special Minerals Fund:

Oppenheimer Gold & Special Minerals Fund - Class A

Oppenheimer International Bond Fund:

Oppenheimer International Bond Fund - Class A

Oppenheimer International Growth Fund:

Oppenheimer International Growth Fund - Class Y

Oppenheimer International Small Company Fund:

Oppenheimer International Small-Mid Company Fund - Class Y

Oppenheimer Main Street Fund:

Oppenheimer Main Street Fund® - Class A

Oppenheimer Variable Account Funds:

Oppenheimer Discovery Mid Cap Growth Fund/VA

Oppenheimer Global Fund/VA

Oppenheimer Variable Account Funds (continued):
Oppenheimer Global Strategic Income Fund/VA
Oppenheimer Main Street Fund®/VA
Oppenheimer Main Street Small Cap Fund®/VA

Parnassus Income Funds:
Parnassus Core Equity Fund^{SM} - Investor Shares

Pax World Funds Series Trust I:
Pax Balanced Fund - Individual Investor Class

PIMCO Funds:
PIMCO CommodityRealReturn Strategy Fund® -
Administrative Class

PIMCO Variable Insurance Trust:
PIMCO Real Return Portfolio - Administrative Class

Pioneer Equity Income Fund:
Pioneer Equity Income Fund - Class Y

Pioneer High Yield Fund:
Pioneer High Yield Fund - Class A

Pioneer Strategic Income Fund:
Pioneer Strategic Income Fund - Class A

Pioneer Variable Contracts Trust:
Pioneer Emerging Markets VCT Portfolio - Class I
Pioneer Equity Income VCT Portfolio - Class I
Pioneer High Yield VCT Portfolio - Class I

Prudential Sector Funds, Inc.:
Prudential Jennison Utility Fund - Class Z

RiverSource® Investment Series, Inc.:
Columbia Diversified Equity Income Fund - Class K
Columbia Diversified Equity Income Fund - Class R4

Royce Fund:
Royce Total Return Fund - K Class

Schwartz Investment Trust:
Ave Maria Rising Dividend Fund

SmallCap World Fund®, Inc.:
SMALLCAP World Fund® - Class R-4

T. Rowe Price Investment Services, Inc.:
T. Rowe Price Institutional Large-Cap Growth Fund

T. Rowe Price Mid-Cap Value Fund, Inc.:
T. Rowe Price Mid-Cap Value Fund - R Class

T. Rowe Price Value Fund, Inc.:
T. Rowe Price Value Fund - Advisor Class

TCW Funds Inc:
TCW Total Return Bond Fund - Class N

Templeton Funds, Inc.:
Templeton Foreign Fund - Class A

Templeton Income Trust:
Templeton Global Bond Fund - Advisor Class
Templeton Global Bond Fund - Class A

Third Avenue Trust:
Third Avenue Real Estate Value Fund - Institutional Class

Thornburg Investment Trust:
Thornburg International Value Fund - Class R4

Touchstone Strategic Trust:
Touchstone Value Fund - Institutional Class

USAA Investment Trust:
USAA Precious Metals and Minerals Fund - Adviser Shares

Vanguard® Variable Insurance Fund:
Diversified Value Portfolio
Equity Income Portfolio
Small Company Growth Portfolio

Victory Portfolios:
Victory Integrity Small-Cap Value Fund - Class Y
Victory Sycamore Established Value Fund - Class A
Victory Sycamore Small Company Opportunity Fund - Class R

Voya Balanced Portfolio, Inc.:
Voya Balanced Portfolio - Class I

Voya Equity Trust:
Voya Large Cap Value Fund - Class A
Voya Real Estate Fund - Class A
Voya Large-Cap Growth Fund - Class A

Voya Funds Trust:
Voya Floating Rate Fund - Class A
Voya GNMA Income Fund - Class A
Voya Intermediate Bond Fund - Class A

Voya Intermediate Bond Portfolio:
Voya Intermediate Bond Portfolio - Class I
Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:
Voya Global Perspectives® Portfolio - Class I
Voya High Yield Portfolio - Adviser Class
Voya High Yield Portfolio - Institutional Class
Voya High Yield Portfolio - Service Class
Voya Large Cap Growth Portfolio - Adviser Class
Voya Large Cap Growth Portfolio - Institutional Class
Voya Large Cap Growth Portfolio - Service Class
Voya Large Cap Value Portfolio - Adviser Class
Voya Large Cap Value Portfolio - Institutional Class
Voya Large Cap Value Portfolio - Service Class
Voya Limited Maturity Bond Portfolio - Adviser Class
Voya Multi-Manager Large Cap Core Portfolio - Institutional
Class
Voya Multi-Manager Large Cap Core Portfolio - Service Class
Voya U.S. Stock Index Portfolio - Institutional Class
VY® BlackRock Inflation Protected Bond Portfolio - Adviser
Class
VY® Clarion Global Real Estate Portfolio - Adviser Class
VY® Clarion Global Real Estate Portfolio - Institutional Class
VY® Clarion Real Estate Portfolio - Adviser Class
VY® Clarion Real Estate Portfolio - Institutional Class
VY® Clarion Real Estate Portfolio - Service Class
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class
VY® FMR® Diversified Mid Cap Portfolio - Service Class
VY® Invesco Growth and Income Portfolio - Institutional Class

Voya Investors Trust (continued):

VY® Invesco Growth and Income Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class

VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Institutional Class

VY® Templeton Global Growth Portfolio - Service Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class I

Voya Mutual Funds:

Voya Global Real Estate Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class I

Voya Partners, Inc.:

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Initial Class

Voya Index Solution 2055 Portfolio - Service Class

Voya Partners, Inc. (continued):

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution Income Portfolio - Initial Class

Voya Index Solution Income Portfolio - Service Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service Class

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Moderately Conservative Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Initial Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Service Class

Voya Partners, Inc. (continued):

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Service Class

Voya Series Fund, Inc.:

Voya Corporate Leaders 100 Fund - Class I

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

Voya Variable Portfolios, Inc.:

Voya Global Equity Portfolio - Class I

Voya Global Equity Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class S

Voya Variable Portfolios, Inc. (continued):

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:

Wanger International

Wanger Select

Wanger USA

Washington Mutual Investors Fund[SM]:

Washington Mutual Investors Fund[SM] - Class R-3

Washington Mutual Investors Fund[SM] - Class R-4

Wells Fargo Funds Trust:

Wells Fargo Small Cap Value Fund - Class A

Wells Fargo Small Company Growth Fund - Administrator Class

Wells Fargo Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2016. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
AMG Funds IV:	**Aston Funds:**
AMG Managers Fairpointe Mid Cap Fund - Class N	Aston/Fairpointe Mid Cap Fund - Class N
Voya Equity Trust:	**Voya Equity Trust:**
Voya Large-Cap Growth Fund - Class A	Voya Growth Opportunities Fund - Class A
Voya Money Market Portfolio:	**Voya Money Market Portfolio:**
Voya Government Money Market Portfolio - Class I	Voya Money Market Portfolio - Class I
Voya Variable Portfolios, Inc.:	**Voya Variable Portfolios, Inc.:**
Voya Global Equity Portfolio - Class I	Voya Global Value Advantage Portfolio - Class I
Voya Global Equity Portfolio - Class S	Voya Global Value Advantage Portfolio - Class S

During 2016, the following Divisions were closed to contract owners:

Lazard Funds, Inc.:	**Pioneer Variable Contracts Trust:**
Lazard Emerging Markets Equity Portfolio - Open Shares	Pioneer Mid Cap Value VCT Portfolio - Class I
Lazard US Mid Cap Equity Portfolio - Open Shares	**Voya Investors Trust:**
LKCM Funds:	VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class
LKCM Aquinas Growth Fund	**Voya Partners, Inc.:**
Nuveen Investment Trust:	VY® Fidelity® VIP Mid Cap Portfolio - Service Class
Nuveen U.S. Infrastructure Bond Fund - Class I	

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2016 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2016. The Account had no liabilities as of December 31, 2016.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

▪ Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

▪ Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets;

b) Quoted prices for identical or similar assets or liabilities in non-active markets;

c) Inputs other than quoted market prices that are observable; and

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

▪ Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $75 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.5% of each premium payment if the Contract is surrendered or

an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For certain Contracts, an annual charge ranging from 0.50% to 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Transfer Asset Benefit option, as specified in the Contract. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. **Related Party Transactions**

During the year ended December 31, 2016, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.18% to 1.07% of the average net assets of each respective Fund.

6. **Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2016 follow:

	Purchases	Sales
	(Dollars in thousands)	
AB Growth and Income Fund, Inc.:		
AB Growth and Income Fund - Class A	$ 22	$ 19
AB Variable Products Series Fund, Inc.:		
AB VPS Growth and Income Portfolio - Class A	239	98
Aberdeen Funds:		
Aberdeen International Equity Fund - Institutional Class	5,008	274
AIM Counselor Series Trust:		
Invesco Floating Rate Fund - Class R5	45	13
AIM Growth Series:		
Invesco Mid Cap Core Equity Fund - Class A	909	797
Invesco Small Cap Growth Fund - Class A	18	22
AIM International Mutual Funds:		
Invesco International Growth Fund - Class R5	154	48
AIM Investment Funds:		
Invesco Endeavor Fund - Class A	8	10
Invesco Global Health Care Fund - Investor Class	33	69
AIM Investment Securities Funds:		
Invesco High Yield Fund - Class R5	141	37
AIM Sector Funds:		
Invesco American Value Fund - Class R5	291	498
Invesco Energy Fund - Class R5	35	10
Invesco Small Cap Value Fund - Class A	46	70
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	3,094	4,059
Invesco V.I. Core Equity Fund - Series I Shares	3,267	4,174
Alger Funds:		
Alger Capital Appreciation Fund - Class A	156	915
Alger Funds II:		
Alger Green Fund - Class A	690	689
Allianz Funds:		
AllianzGI NFJ Dividend Value Fund - Class A	26	3
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	—	22
AllianzGI NFJ Small-Cap Value Fund - Class A	106	180
Amana Mutual Funds Trust:		
Amana Growth Fund - Investor Class	6,910	5,299
Amana Income Fund - Investor Class	8,239	8,189
American Balanced Fund®, Inc.:		
American Balanced Fund® - Class R-3	679	1,620
American Beacon Funds:		
American Beacon Small Cap Value Fund - Investor Class	73	10
American Century Government Income Trust:		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	6,622	7,229
American Century Quantitative Equity Funds, Inc.:		
American Century Investments® Income & Growth Fund - A Class	1,399	2,013

	Purchases	Sales
	(Dollars in thousands)	
American Funds Fundamental Investors^{SM}:		
Fundamental Investors^{SM} - Class R-3	$ 254	$ 244
Fundamental Investors^{SM} - Class R-4	13,505	6,450
American Mutual Fund®:		
American Mutual Fund® - Class R-4	1,486	293
AMG Funds IV:		
AMG Managers Fairpointe Mid Cap Fund - Class N	5,081	6,089
Ariel Investment Trust:		
Ariel Appreciation Fund - Investor Class	104	165
Ariel Fund - Investor Class	2,061	3,228
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	1,015	3,115
BlackRock Equity Dividend Fund:		
BlackRock Equity Dividend Fund - Investor A Shares	309	312
BlackRock Funds^{SM}:		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	1,270	135
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	5,614	4,775
BlackRock Mid Cap Value Opportunities Series, Inc.:		
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	61	5
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	4,038	3,190
Bond Fund of America^{SM}:		
Bond Fund of America^{SM} - Class R-4	2,487	2,545
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	5,048	5,930
Capital Income Builder®:		
Capital Income Builder® - Class R-4	2,879	326
Capital World Growth & Income Fund^{SM}:		
Capital World Growth & Income Fund^{SM} - Class R-3	128	217
Cohen & Steers Realty Shares, Inc.:		
Cohen & Steers Realty Shares, Inc.	5,010	3,123
Columbia^{SM} Acorn® Trust:		
Columbia^{SM} Acorn® Fund - Class A	18	10
Columbia^{SM} Acorn® Fund - Class Z	2	7
Columbia Funds Series Trust:		
Columbia Mid Cap Value Fund - Class A	1,622	1,856
Columbia Mid Cap Value Fund - Class Z	—	—
CRM Mutual Fund Trust:		
CRM Mid Cap Value Fund - Investor Shares	24	65
Davis Series Inc.:		
Davis Financial Fund - Class Y	50	2
Delaware Group® Adviser Funds:		
Delaware Diversified Income Fund - Class A	509	773
Delaware Group® Equity Funds IV:		
Delaware Smid Cap Growth Fund - Institutional Class	4,819	156
Delaware Group® Equity Funds V:		
Delaware Small Cap Value Fund - Class A	1,775	462
Deutsche Investment Trust:		
Deutsche Small Cap Growth Fund - Class S	10	23

	Purchases	Sales
	(Dollars in thousands)	
DFA Investment Dimensions Group Inc.:		
DFA Inflation-Protected Securities Portfolio - Institutional Class	$ 563	$ 59
Emerging Markets Core Equity Portfolio - Institutional Class	547	34
U.S. Targeted Value Portfolio - Institutional Class	5,533	270
Dodge & Cox Funds:		
Dodge & Cox International Stock Fund	89	249
Dodge & Cox Stock Fund	70	125
DWS Institutional Funds:		
Deutsche Equity 500 Index Fund - Class S	167	193
Eaton Vance Special Investment Trust:		
Eaton Vance Large-Cap Value Fund - Class R	6	95
EuroPacific Growth Fund®:		
EuroPacific Growth Fund® - Class R-3	506	1,614
EuroPacific Growth Fund® - Class R-4	11,782	23,915
Fidelity® Contrafund®:		
Fidelity Advisor® New Insights Fund - Class I	539	285
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	26,231	31,125
Fidelity® VIP Growth Portfolio - Initial Class	28,679	29,090
Fidelity® VIP High Income Portfolio - Initial Class	1,673	1,718
Fidelity® VIP Overseas Portfolio - Initial Class	1,926	4,530
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	112,375	130,367
Fidelity® VIP Index 500 Portfolio - Initial Class	14,595	10,411
Fidelity® Variable Insurance Products III:		
Fidelity® VIP Mid Cap Portfolio - Initial Class	4	—
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Asset Manager Portfolio - Initial Class	2,041	3,182
Franklin Mutual Series Fund Inc.:		
Franklin Mutual Global Discovery Fund - Class R	264	331
Franklin Strategic Series:		
Franklin Biotechnology Discovery Fund - Advisor Class	115	129
Franklin Natural Resources Fund - Advisor Class	52	32
Franklin Small-Mid Cap Growth Fund - Class A	51	75
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	24,485	11,865
Goldman Sachs Trust:		
Goldman Sachs Growth Opportunities Fund - Class IR	6	2
Growth Fund of America®:		
Growth Fund of America® - Class R-3	1,630	3,497
Growth Fund of America® - Class R-4	29,278	36,710
Hartford Mutual Funds, Inc.:		
The Hartford Capital Appreciation Fund - Class R4	—	—
The Hartford Dividend And Growth Fund - Class R4	1	1
The Hartford International Opportunities Fund - Class R4	171	14
Income Fund of America®:		
Income Fund of America® - Class R-3	270	1,118
Ivy Equity Funds:		
Ivy Science and Technology Fund - Class Y	2,255	1,211

	Purchases	Sales
	(Dollars in thousands)	
Janus Aspen Series:		
Janus Aspen Series Balanced Portfolio - Institutional Shares	$ 6	$ 12
Janus Aspen Series Enterprise Portfolio - Institutional Shares	30	48
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	—	23
Janus Aspen Series Global Research Portfolio - Institutional Shares	3	16
Janus Aspen Series Janus Portfolio - Institutional Shares	5	33
JPMorgan Trust II:		
JPMorgan Equity Income Fund - Select Class	439	25
JPMorgan Government Bond Fund - Select Class	480	484
Lazard Funds, Inc.:		
Lazard Emerging Markets Equity Portfolio - Open Shares	—	—
Lazard International Equity Portfolio - Open Shares	404	118
Lazard US Mid Cap Equity Portfolio - Open Shares	224	5,285
Legg Mason Partners Equity Trust:		
ClearBridge Aggressive Growth Fund - Class I	106	28
LKCM Funds:		
LKCM Aquinas Catholic Equity Fund	455	5
LKCM Aquinas Growth Fund	59	414
Loomis Sayles Funds I:		
Loomis Sayles Small Cap Value Fund - Retail Class	2,273	1,464
Loomis Sayles Funds II:		
Loomis Sayles Limited Term Government and Agency Fund - Class Y	510	536
Loomis Sayles Value Fund - Class Y	16	2
Lord Abbett Developing Growth Fund, Inc.:		
Lord Abbett Developing Growth Fund - Class A	22	91
Lord Abbett Investment Trust:		
Lord Abbett Core Fixed Income Fund - Class A	6	25
Lord Abbett Short Duration Income Fund - Class R4	2,930	322
Lord Abbett Mid Cap Stock Fund, Inc.:		
Lord Abbett Mid Cap Stock Fund - Class A	72	174
Lord Abbett Research Fund, Inc.:		
Lord Abbett Small Cap Value Fund - Class A	220	216
Lord Abbett Securities Trust:		
Lord Abbett Fundamental Equity Fund - Class A	62	158
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	7,383	10,879
MainStay Funds:		
MainStay Large Cap Growth Fund - Class R3	—	—
Massachusetts Investors Growth Stock Fund:		
Massachusetts Investors Growth Stock Fund - Class A	12	35
Metropolitan West Funds:		
Metropolitan West Total Return Bond Fund - Class I	7,841	702
Metropolitan West Total Return Bond Fund - Class M	6,374	4,100
MFS® Series Trust l:		
MFS® New Discovery Fund - Class R3	9	—
MFS® Series Trust X:		
MFS® International Value Fund - Class R3	214	10
Neuberger Berman Equity Funds®:		
Neuberger Berman Genesis Fund - Trust Class	124	56

	Purchases	Sales
	(Dollars in thousands)	
Neuberger Berman Equity Funds® (continued):		
Neuberger Berman Socially Responsive Fund - Institutional Class	$ 1,014	$ 84
Neuberger Berman Socially Responsive Fund - Trust Class	1,816	1,527
New Perspective Fund®:		
New Perspective Fund® - Class R-3	562	843
New Perspective Fund® - Class R-4	19,410	11,889
New World Fund®, Inc.:		
New World Fund® - Class R-4	149	13
Nuveen Investment Funds, Inc.:		
Nuveen Global Infrastructure Fund - Class I	1,515	603
Nuveen Investment Trust:		
Nuveen U.S. Infrastructure Bond Fund - Class I	999	1,868
Oppenheimer Capital Appreciation Fund:		
Oppenheimer Capital Appreciation Fund - Class A	9	24
Oppenheimer Developing Markets Fund:		
Oppenheimer Developing Markets Fund - Class A	6,344	19,178
Oppenheimer Developing Markets Fund - Class Y	4,253	4,867
Oppenheimer Gold & Special Minerals Fund:		
Oppenheimer Gold & Special Minerals Fund - Class A	14	6
Oppenheimer International Bond Fund:		
Oppenheimer International Bond Fund - Class A	126	12
Oppenheimer International Growth Fund:		
Oppenheimer International Growth Fund - Class Y	164	17
Oppenheimer International Small Company Fund:		
Oppenheimer International Small-Mid Company Fund - Class Y	229	29
Oppenheimer Main Street Fund:		
Oppenheimer Main Street Fund® - Class A	210	32
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	1	1
Oppenheimer Global Fund/VA	16	14
Oppenheimer Global Strategic Income Fund/VA	4	12
Oppenheimer Main Street Fund®/VA	9	9
Oppenheimer Main Street Small Cap Fund®/VA	2,810	3,729
Parnassus Income Funds:		
Parnassus Core Equity Fund[SM] - Investor Shares	4,722	2,121
Pax World Funds Series Trust I:		
Pax Balanced Fund - Individual Investor Class	2,882	6,180
PIMCO Funds:		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	1,838	902
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	7,657	13,713
Pioneer Equity Income Fund:		
Pioneer Equity Income Fund - Class Y	4,340	944
Pioneer High Yield Fund:		
Pioneer High Yield Fund - Class A	216	884
Pioneer Strategic Income Fund:		
Pioneer Strategic Income Fund - Class A	197	434
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	1,614	2,341

	Purchases	Sales
	(Dollars in thousands)	
Pioneer Variable Contracts Trust (continued):		
Pioneer Equity Income VCT Portfolio - Class I	$ 43	$ 107
Pioneer High Yield VCT Portfolio - Class I	2,608	3,375
Pioneer Mid Cap Value VCT Portfolio - Class I	3	3
Prudential Sector Funds, Inc.:		
Prudential Jennison Utility Fund - Class Z	39	4
RiverSource® Investment Series, Inc.:		
Columbia Diversified Equity Income Fund - Class K	897	1,880
Columbia Diversified Equity Income Fund - Class R4	13	14
Royce Fund:		
Royce Total Return Fund - K Class	1	—
Schwartz Investment Trust:		
Ave Maria Rising Dividend Fund	3,968	311
SmallCap World Fund®, Inc.:		
SMALLCAP World Fund® - Class R-4	2,156	2,439
T. Rowe Price Investment Services, Inc.:		
T. Rowe Price Institutional Large-Cap Growth Fund	9,153	674
T. Rowe Price Mid-Cap Value Fund, Inc.:		
T. Rowe Price Mid-Cap Value Fund - R Class	217	52
T. Rowe Price Value Fund, Inc.:		
T. Rowe Price Value Fund - Advisor Class	64	37
TCW Funds Inc:		
TCW Total Return Bond Fund - Class N	5,880	2,210
Templeton Funds, Inc.:		
Templeton Foreign Fund - Class A	55	87
Templeton Income Trust:		
Templeton Global Bond Fund - Advisor Class	2,403	8,027
Templeton Global Bond Fund - Class A	6,150	24,947
Third Avenue Trust:		
Third Avenue Real Estate Value Fund - Institutional Class	12	—
Thornburg Investment Trust:		
Thornburg International Value Fund - Class R4	—	44
Touchstone Strategic Trust:		
Touchstone Value Fund - Institutional Class	4,322	148
USAA Investment Trust:		
USAA Precious Metals and Minerals Fund - Adviser Shares	14,732	9,292
Vanguard® Variable Insurance Fund:		
Diversified Value Portfolio	15	31
Equity Income Portfolio	35	80
Small Company Growth Portfolio	6	—
Victory Portfolios:		
Victory Integrity Small-Cap Value Fund - Class Y	78	22
Victory Sycamore Established Value Fund - Class A	1,715	117
Victory Sycamore Small Company Opportunity Fund - Class R	8	5
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	6,129	28,668
Voya Equity Trust:		
Voya Large Cap Value Fund - Class A	11	47
Voya Real Estate Fund - Class A	160	676

	Purchases	Sales
	(Dollars in thousands)	
Voya Equity Trust (continued):		
Voya Large-Cap Growth Fund - Class A	$ 38	$ 1
Voya Funds Trust:		
Voya Floating Rate Fund - Class A	166	17
Voya GNMA Income Fund - Class A	930	966
Voya Intermediate Bond Fund - Class A	278	946
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	29,750	49,744
Voya Intermediate Bond Portfolio - Class S	194	263
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class I	4,853	1,980
Voya High Yield Portfolio - Adviser Class	12	10
Voya High Yield Portfolio - Institutional Class	6,273	4,650
Voya High Yield Portfolio - Service Class	4,595	4,079
Voya Large Cap Growth Portfolio - Adviser Class	20	47
Voya Large Cap Growth Portfolio - Institutional Class	70,474	42,208
Voya Large Cap Growth Portfolio - Service Class	2,454	904
Voya Large Cap Value Portfolio - Adviser Class	1	2
Voya Large Cap Value Portfolio - Institutional Class	19,569	40,235
Voya Large Cap Value Portfolio - Service Class	355	477
Voya Limited Maturity Bond Portfolio - Adviser Class	36	63
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	1,349	2,767
Voya Multi-Manager Large Cap Core Portfolio - Service Class	58	70
Voya U.S. Stock Index Portfolio - Institutional Class	6,230	1,902
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	19	10
VY® Clarion Global Real Estate Portfolio - Adviser Class	39	5
VY® Clarion Global Real Estate Portfolio - Institutional Class	7,490	10,774
VY® Clarion Real Estate Portfolio - Adviser Class	52	—
VY® Clarion Real Estate Portfolio - Institutional Class	136	336
VY® Clarion Real Estate Portfolio - Service Class	5,409	7,917
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	5,722	7,713
VY® FMR® Diversified Mid Cap Portfolio - Service Class	5,747	6,512
VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class	3	31
VY® Invesco Growth and Income Portfolio - Institutional Class	6,390	3,161
VY® Invesco Growth and Income Portfolio - Service Class	5,797	4,429
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	52	34
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	2,644	2,397
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	3,661	3,142
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	3	17
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	7,826	3,067
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	5,396	2,922
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	24	—
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	161	120
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	60,558	9,651
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	128,467	26,668
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	274	304
VY® T. Rowe Price Equity Income Portfolio - Service Class	15,682	11,922
VY® T. Rowe Price International Stock Portfolio - Adviser Class	5	7
VY® T. Rowe Price International Stock Portfolio - Service Class	716	1,181

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust (continued):		
VY® Templeton Global Growth Portfolio - Institutional Class	$ 380	$ 227
VY® Templeton Global Growth Portfolio - Service Class	1,992	1,123
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	62,791	60,713
Voya Mutual Funds:		
Voya Global Real Estate Fund - Class A	20	19
Voya Multi-Manager International Small Cap Fund - Class A	11	30
Voya Multi-Manager International Small Cap Fund - Class I	239	211
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Adviser Class	54	52
Voya Global Bond Portfolio - Initial Class	5,432	10,935
Voya Global Bond Portfolio - Service Class	126	302
Voya Index Solution 2025 Portfolio - Initial Class	2,796	546
Voya Index Solution 2025 Portfolio - Service Class	1,417	1,129
Voya Index Solution 2025 Portfolio - Service 2 Class	1,023	273
Voya Index Solution 2035 Portfolio - Initial Class	2,935	495
Voya Index Solution 2035 Portfolio - Service Class	1,431	981
Voya Index Solution 2035 Portfolio - Service 2 Class	713	321
Voya Index Solution 2045 Portfolio - Initial Class	3,464	226
Voya Index Solution 2045 Portfolio - Service Class	925	380
Voya Index Solution 2045 Portfolio - Service 2 Class	773	68
Voya Index Solution 2055 Portfolio - Initial Class	1,040	210
Voya Index Solution 2055 Portfolio - Service Class	505	227
Voya Index Solution 2055 Portfolio - Service 2 Class	366	64
Voya Index Solution Income Portfolio - Initial Class	815	368
Voya Index Solution Income Portfolio - Service Class	396	820
Voya Index Solution Income Portfolio - Service 2 Class	200	371
Voya Solution 2025 Portfolio - Adviser Class	51	35
Voya Solution 2025 Portfolio - Initial Class	1,088	824
Voya Solution 2025 Portfolio - Service Class	22,685	13,315
Voya Solution 2025 Portfolio - Service 2 Class	2,830	4,210
Voya Solution 2035 Portfolio - Adviser Class	241	11
Voya Solution 2035 Portfolio - Initial Class	1,052	1,478
Voya Solution 2035 Portfolio - Service Class	23,949	10,537
Voya Solution 2035 Portfolio - Service 2 Class	2,927	1,553
Voya Solution 2045 Portfolio - Adviser Class	3	—
Voya Solution 2045 Portfolio - Initial Class	895	465
Voya Solution 2045 Portfolio - Service Class	18,724	5,936
Voya Solution 2045 Portfolio - Service 2 Class	1,860	1,117
Voya Solution 2055 Portfolio - Initial Class	468	547
Voya Solution 2055 Portfolio - Service Class	5,916	1,444
Voya Solution 2055 Portfolio - Service 2 Class	664	377
Voya Solution Balanced Portfolio - Service Class	1,242	953
Voya Solution Income Portfolio - Adviser Class	113	90
Voya Solution Income Portfolio - Initial Class	1,234	1,275
Voya Solution Income Portfolio - Service Class	4,104	13,341
Voya Solution Income Portfolio - Service 2 Class	1,276	2,759
Voya Solution Moderately Conservative Portfolio - Service Class	1,380	645

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	$ 26	$ 36
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	11,227	1,558
VY® American Century Small-Mid Cap Value Portfolio - Service Class	16,243	5,603
VY® Baron Growth Portfolio - Adviser Class	49	47
VY® Baron Growth Portfolio - Service Class	16,741	27,380
VY® Columbia Contrarian Core Portfolio - Service Class	2,492	2,833
VY® Columbia Small Cap Value II Portfolio - Adviser Class	7	145
VY® Columbia Small Cap Value II Portfolio - Service Class	1,389	1,367
VY® Fidelity® VIP Mid Cap Portfolio - Service Class	600	3,387
VY® Invesco Comstock Portfolio - Adviser Class	25	100
VY® Invesco Comstock Portfolio - Service Class	3,621	9,856
VY® Invesco Equity and Income Portfolio - Adviser Class	123	190
VY® Invesco Equity and Income Portfolio - Initial Class	23,232	38,076
VY® Invesco Equity and Income Portfolio - Service Class	244	110
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	84	53
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	2,115	1,079
VY® JPMorgan Mid Cap Value Portfolio - Service Class	11,190	7,424
VY® Oppenheimer Global Portfolio - Adviser Class	50	164
VY® Oppenheimer Global Portfolio - Initial Class	45,625	51,842
VY® Oppenheimer Global Portfolio - Service Class	200	166
VY® Pioneer High Yield Portfolio - Initial Class	5,909	8,390
VY® Pioneer High Yield Portfolio - Service Class	185	143
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	44	83
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	56,610	41,256
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	295	160
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	495	620
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	56,696	41,939
VY® T. Rowe Price Growth Equity Portfolio - Service Class	672	911
VY® Templeton Foreign Equity Portfolio - Adviser Class	14	129
VY® Templeton Foreign Equity Portfolio - Initial Class	4,257	9,961
VY® Templeton Foreign Equity Portfolio - Service Class	41	93
Voya Series Fund, Inc.:		
Voya Corporate Leaders 100 Fund - Class I	2,974	1,217
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	3,888	6,944
Voya Strategic Allocation Growth Portfolio - Class I	4,039	7,333
Voya Strategic Allocation Moderate Portfolio - Class I	4,674	7,793
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	139	225
Voya Growth and Income Portfolio - Class I	119,074	136,675
Voya Growth and Income Portfolio - Class S	88	40
Voya Variable Portfolios, Inc.:		
Voya Global Equity Portfolio - Class I	4,653	15,457
Voya Global Equity Portfolio - Class S	922	1,935
Voya Index Plus LargeCap Portfolio - Class I	10,709	28,196
Voya Index Plus LargeCap Portfolio - Class S	26	33
Voya Index Plus MidCap Portfolio - Class I	42,084	28,694
Voya Index Plus MidCap Portfolio - Class S	101	132

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc. (continued):		
Voya Index Plus SmallCap Portfolio - Class I	$ 11,974	$ 12,702
Voya Index Plus SmallCap Portfolio - Class S	35	88
Voya International Index Portfolio - Class I	5,189	4,503
Voya International Index Portfolio - Class S	—	—
Voya Russell™ Large Cap Growth Index Portfolio - Class I	15,926	4,257
Voya Russell™ Large Cap Growth Index Portfolio - Class S	144	192
Voya Russell™ Large Cap Index Portfolio - Class I	29,002	4,579
Voya Russell™ Large Cap Index Portfolio - Class S	76	99
Voya Russell™ Large Cap Value Index Portfolio - Class I	138	144
Voya Russell™ Large Cap Value Index Portfolio - Class S	4,478	1,970
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	3,036	2,075
Voya Russell™ Mid Cap Index Portfolio - Class I	31,738	3,975
Voya Russell™ Small Cap Index Portfolio - Class I	12,181	3,452
Voya Small Company Portfolio - Class I	20,788	11,381
Voya Small Company Portfolio - Class S	51	10
Voya U.S. Bond Index Portfolio - Class I	6,301	3,401
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	21,452	12,824
Voya MidCap Opportunities Portfolio - Class S	184	293
Voya SmallCap Opportunities Portfolio - Class I	9,773	5,648
Voya SmallCap Opportunities Portfolio - Class S	13	38
Wanger Advisors Trust:		
Wanger International	7,083	5,393
Wanger Select	19,504	9,516
Wanger USA	20,760	7,382
Washington Mutual Investors Fund[SM]:		
Washington Mutual Investors Fund[SM] - Class R-3	555	916
Washington Mutual Investors Fund[SM] - Class R-4	24,692	7,632
Wells Fargo Funds Trust:		
Wells Fargo Small Cap Value Fund - Class A	60	21
Wells Fargo Small Company Growth Fund - Administrator Class	233	22
Wells Fargo Special Small Cap Value Fund - Class A	6,287	11,482

7. Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AB Growth and Income Fund, Inc.:						
AB Growth and Income Fund - Class A	577	1,001	(424)	8,765	10,671	(1,906)
AB Variable Products Series Fund, Inc.:						
AB VPS Growth and Income Portfolio - Class A	11,028	5,212	5,816	11,401	9,457	1,944
Aberdeen Funds:						
Aberdeen International Equity Fund - Institutional Class	575,390	40,021	535,369	256,354	7,638	248,716
AIM Counselor Series Trust:						
Invesco Floating Rate Fund - Class R5	4,200	1,342	2,858	1,774	70	1,704
AIM Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	49,441	59,557	(10,116)	85,409	98,549	(13,140)
Invesco Small Cap Growth Fund - Class A	523	942	(419)	853	1,365	(512)
AIM International Mutual Funds:						
Invesco International Growth Fund - Class R5	15,745	6,992	8,753	44,961	40,004	4,957
AIM Investment Funds:						
Invesco Endeavor Fund - Class A	465	532	(67)	310	2,233	(1,923)
Invesco Global Health Care Fund - Investor Class	504	1,072	(568)	4,253	6,861	(2,608)
AIM Investment Securities Funds:						
Invesco High Yield Fund - Class R5	13,732	4,077	9,655	15,076	2,236	12,840
AIM Sector Funds:						
Invesco American Value Fund - Class R5	34,282	55,245	(20,963)	—	—	—
Invesco Energy Fund - Class R5	6,100	1,687	4,413	—	—	—
Invesco Small Cap Value Fund - Class A	5,843	7,194	(1,351)	—	—	—
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	107,740	189,861	(82,121)	—	—	—
Invesco V.I. Core Equity Fund - Series I Shares	421,015	627,952	(206,937)	—	—	—
Alger Funds:						
Alger Capital Appreciation Fund - Class A	7,850	41,435	(33,585)	25,412	33,369	(7,957)
Alger Funds II:						
Alger Green Fund - Class A	38,546	43,136	(4,590)	108,661	114,117	(5,456)

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Allianz Funds:						
AllianzGI NFJ Dividend Value Fund - Class A	463	67	396	867	349	518
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	—	1,670	(1,670)	—	—	—
AllianzGI NFJ Small-Cap Value Fund - Class A	6,918	10,475	(3,557)	10,448	9,046	1,402
Amana Mutual Funds Trust:						
Amana Growth Fund - Investor Class	280,853	423,645	(142,792)	1,091,832	1,334,467	(242,635)
Amana Income Fund - Investor Class	568,626	693,878	(125,252)	1,975,270	2,411,533	(436,263)
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	81,982	135,508	(53,526)	68,600	185,810	(117,210)
American Beacon Funds:						
American Beacon Small Cap Value Fund - Investor Class	7,557	2,405	5,152	19,309	13,459	5,850
American Century Government Income Trust:						
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	690,410	761,166	(70,756)	1,301,692	1,627,492	(325,800)
American Century Quantitative Equity Funds, Inc.:						
American Century Investments® Income & Growth Fund - A Class	81,453	134,618	(53,165)	749,533	795,864	(46,331)
American Funds Fundamental Investors[SM]:						
Fundamental Investors[SM] - Class R-3	30,588	33,649	(3,061)	39,184	95,572	(56,388)
Fundamental Investors[SM] - Class R-4	1,098,205	835,829	262,376	1,327,446	1,110,780	216,666
American Mutual Fund®:						
American Mutual Fund® - Class R-4	80,642	22,709	57,933	87,654	22,335	65,319
AMG Funds IV:						
AMG Managers Fairpointe Mid Cap Fund - Class N	361,538	522,299	(160,761)	971,544	1,480,780	(509,236)
Ariel Investment Trust:						
Ariel Appreciation Fund - Investor Class	3,357	7,918	(4,561)	—	—	—
Ariel Fund - Investor Class	137,828	238,007	(100,179)	—	—	—
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	192,842	399,989	(207,147)	487,906	296,467	191,439
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	45,435	50,551	(5,116)	17,894	40,137	(22,243)
BlackRock Funds[SM]:						
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	123,771	16,428	107,343	17,140	241	16,899
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	815,132	736,175	78,957	1,536,043	295,234	1,240,809

	Year ended December 31					
	2016			**2015**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
BlackRock Mid Cap Value Opportunities Series, Inc.:						
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	5,355	501	4,854	5,937	991	4,946
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	190,166	186,174	3,992	426,513	549,033	(122,520)
Bond Fund of America[SM]:						
Bond Fund of America[SM] - Class R-4	286,169	297,646	(11,477)	362,225	290,801	71,424
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	272,614	340,326	(67,712)	583,669	668,304	(84,635)
Capital Income Builder®:						
Capital Income Builder® - Class R-4	318,458	62,885	255,573	44,231	8,760	35,471
Capital World Growth & Income Fund[SM]:						
Capital World Growth & Income Fund[SM] - Class R-3	20,346	27,035	(6,689)	13,673	8,509	5,164
Cohen & Steers Realty Shares, Inc.:						
Cohen & Steers Realty Shares, Inc.	318,184	271,416	46,768	411,623	340,986	70,637
Columbia[SM] Acorn® Trust:						
Columbia[SM] Acorn® Fund - Class A	1,312	1,745	(433)	115	2,823	(2,708)
Columbia[SM] Acorn® Fund - Class Z	81	480	(399)	—	3,326	(3,326)
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	98,316	154,563	(56,247)	135,026	222,366	(87,340)
Columbia Mid Cap Value Fund - Class Z	—	—	—	—	—	—
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	1,515	3,781	(2,266)	3,161	1,858	1,303
Davis Series Inc.:						
Davis Financial Fund - Class Y	4,244	260	3,984	100	—	100
Delaware Group® Adviser Funds:						
Delaware Diversified Income Fund - Class A	50,624	86,790	(36,166)	702,421	693,477	8,944
Delaware Group® Equity Funds IV:						
Delaware Smid Cap Growth Fund - Institutional Class	355,518	20,187	335,331	141,426	1,860	139,566
Delaware Group® Equity Funds V:						
Delaware Small Cap Value Fund - Class A	142,888	51,206	91,682	56,373	26,538	29,835
Deutsche Investment Trust:						
Deutsche Small Cap Growth Fund - Class S	909	2,085	(1,176)	789	469	320

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
DFA Investment Dimensions Group Inc.:						
DFA Inflation-Protected Securities Portfolio - Institutional Class	53,516	5,690	47,826	3,691	257	3,434
Emerging Markets Core Equity Portfolio - Institutional Class	59,980	4,570	55,410	22,799	207	22,592
U.S. Targeted Value Portfolio - Institutional Class	554,315	38,138	516,177	274,969	7,718	267,251
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	9,084	20,785	(11,701)	8,644	9,810	(1,166)
Dodge & Cox Stock Fund	3,668	7,741	(4,073)	5,442	3,150	2,292
DWS Institutional Funds:						
Deutsche Equity 500 Index Fund - Class S	4,031	8,181	(4,150)	—	—	—
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	293	4,584	(4,291)	613	774	(161)
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	99,759	155,738	(55,979)	92,554	127,423	(34,869)
EuroPacific Growth Fund® - Class R-4	1,872,348	2,486,129	(613,781)	5,169,893	5,547,179	(377,286)
Fidelity® Contrafund®:						
Fidelity Advisor® New Insights Fund - Class I	45,879	26,194	19,685	—	—	—
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,490,423	3,286,986	(796,563)	3,024,991	4,186,559	(1,161,568)
Fidelity® VIP Growth Portfolio - Initial Class	1,551,193	2,351,576	(800,383)	1,283,570	2,045,856	(762,286)
Fidelity® VIP High Income Portfolio - Initial Class	154,264	187,684	(33,420)	921,688	1,001,754	(80,066)
Fidelity® VIP Overseas Portfolio - Initial Class	196,591	353,216	(156,625)	740,448	752,988	(12,540)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	7,074,074	9,411,938	(2,337,864)	9,338,983	13,429,832	(4,090,849)
Fidelity® VIP Index 500 Portfolio - Initial Class	522,169	448,119	74,050	4,482,826	4,470,148	12,678
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	232	—	232	—	—	—
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager Portfolio - Initial Class	63,749	134,157	(70,408)	798,412	834,385	(35,973)
Franklin Mutual Series Fund Inc.:						
Franklin Mutual Global Discovery Fund - Class R	20,991	26,752	(5,761)	26,860	62,976	(36,116)
Franklin Strategic Series:						
Franklin Biotechnology Discovery Fund - Advisor Class	9,601	10,730	(1,129)	17,879	3,599	14,280

	Year ended December 31					
	2016			2015		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Strategic Series (continued):						
Franklin Natural Resources Fund - Advisor Class	8,869	4,935	3,934	630	22	608
Franklin Small-Mid Cap Growth Fund - Class A	5,187	6,820	(1,633)	7,249	7,866	(617)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	1,288,610	1,423,183	(134,573)	1,521,407	2,182,234	(660,827)
Goldman Sachs Trust:						
Goldman Sachs Growth Opportunities Fund - Class IR	553	80	473	570	—	570
Growth Fund of America®:						
Growth Fund of America® - Class R-3	185,355	294,959	(109,604)	168,488	330,496	(162,008)
Growth Fund of America® - Class R-4	1,402,556	2,601,751	(1,199,195)	5,377,131	6,574,765	(1,197,634)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	—	—	—	1	—	1
The Hartford Dividend And Growth Fund - Class R4	20	42	(22)	39	—	39
The Hartford International Opportunities Fund - Class R4	16,471	1,308	15,163	—	—	—
Income Fund of America®:						
Income Fund of America® - Class R-3	47,565	92,015	(44,450)	30,995	58,913	(27,918)
Ivy Equity Funds:						
Ivy Science and Technology Fund - Class Y	262,765	151,709	111,056	222,168	45,199	176,969
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	46	227	(181)	65	352	(287)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	216	1,123	(907)	391	1,224	(833)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	—	851	(851)	142	261	(119)
Janus Aspen Series Global Research Portfolio - Institutional Shares	95	1,038	(943)	208	1,098	(890)
Janus Aspen Series Janus Portfolio - Institutional Shares	48	1,364	(1,316)	57	89	(32)
JPMorgan Trust II:						
JPMorgan Equity Income Fund - Select Class	38,993	2,263	36,730	19,596	2,523	17,073
JPMorgan Government Bond Fund - Select Class	43,993	46,564	(2,571)	133,330	79,978	53,352
Lazard Funds, Inc.:						
Lazard Emerging Markets Equity Portfolio - Open Shares	—	5	(5)	2	—	2
Lazard International Equity Portfolio - Open Shares	40,409	11,704	28,705	—	—	—
Lazard US Mid Cap Equity Portfolio - Open Shares	—	418,887	(418,887)	234,948	138,506	96,442

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Legg Mason Partners Equity Trust:						
ClearBridge Aggressive Growth Fund - Class I	8,818	2,766	6,052	27,530	2,297	25,233
LKCM Funds:						
LKCM Aquinas Catholic Equity Fund	42,254	382	41,872	—	—	—
LKCM Aquinas Growth Fund	—	26,589	(26,589)	2,944	1,422	1,522
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	95,650	109,887	(14,237)	131,685	203,356	(71,671)
Loomis Sayles Funds II:						
Loomis Sayles Limited Term Government and Agency Fund - Class Y	49,985	53,796	(3,811)	216,835	132,612	84,223
Loomis Sayles Value Fund - Class Y	1,473	237	1,236	1,268	318	950
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund - Class A	2,665	5,991	(3,326)	3,064	1,735	1,329
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	3,480	5,136	(1,656)	3,631	109,785	(106,154)
Lord Abbett Short Duration Income Fund - Class R4	289,325	33,130	256,195	—	—	—
Lord Abbett Mid Cap Stock Fund, Inc.:						
Lord Abbett Mid Cap Stock Fund - Class A	3,445	7,878	(4,433)	24,421	36,224	(11,803)
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small Cap Value Fund - Class A	16,428	21,397	(4,969)	7,798	9,793	(1,995)
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	7,223	13,203	(5,980)	10,370	8,242	2,128
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	976,569	1,328,436	(351,867)	1,699,797	2,050,593	(350,796)
MainStay Funds:						
MainStay Large Cap Growth Fund - Class R3	—	—	—	—	—	—
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	1,326	2,599	(1,273)	5,833	33,914	(28,081)
Metropolitan West Funds:						
Metropolitan West Total Return Bond Fund - Class I	758,786	85,411	673,375	384,019	16,153	367,866
Metropolitan West Total Return Bond Fund - Class M	787,947	605,736	182,211	1,041,430	525,135	516,295
MFS® Series Trust l:						
MFS® New Discovery Fund - Class R3	834	—	834	3,715	17	3,698

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
MFS® Series Trust X:						
MFS® International Value Fund - Class R3	20,023	895	19,128	7,682	307	7,375
Neuberger Berman Equity Funds®:						
Neuberger Berman Genesis Fund - Trust Class	5,214	3,120	2,094	5,133	2,901	2,232
Neuberger Berman Socially Responsive Fund - Institutional Class	93,855	10,930	82,925	38,523	659	37,864
Neuberger Berman Socially Responsive Fund - Trust Class	111,998	142,149	(30,151)	134,641	213,704	(79,063)
New Perspective Fund®:						
New Perspective Fund® - Class R-3	31,297	46,316	(15,019)	29,935	36,124	(6,189)
New Perspective Fund® - Class R-4	1,213,499	1,063,810	149,689	1,855,348	1,712,312	143,036
New World Fund®, Inc.:						
New World Fund® - Class R-4	16,909	2,170	14,739	18,096	394	17,702
Nuveen Investment Funds, Inc.:						
Nuveen Global Infrastructure Fund - Class I	148,532	76,142	72,390	200,934	208,697	(7,763)
Nuveen Investment Trust:						
Nuveen U.S. Infrastructure Bond Fund - Class I	—	41,417	(41,417)	81,085	49,529	31,556
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	433	1,472	(1,039)	76	1,323	(1,247)
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	429,045	634,450	(205,405)	1,711,719	1,977,076	(265,357)
Oppenheimer Developing Markets Fund - Class Y	529,383	596,697	(67,314)	546,983	473,223	73,760
Oppenheimer Gold & Special Minerals Fund:						
Oppenheimer Gold & Special Minerals Fund - Class A	2,001	1,614	387	3,326	1,289	2,037
Oppenheimer International Bond Fund:						
Oppenheimer International Bond Fund - Class A	10,286	883	9,403	3,214	3,186	28
Oppenheimer International Growth Fund:						
Oppenheimer International Growth Fund - Class Y	17,959	1,963	15,996	13,081	1,875	11,206
Oppenheimer International Small Company Fund:						
Oppenheimer International Small-Mid Company Fund - Class Y	21,352	2,746	18,606	13,876	529	13,347
Oppenheimer Main Street Fund:						
Oppenheimer Main Street Fund® - Class A	19,700	3,148	16,552	—	—	—
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	11,881	12,005	(124)	12,585	12,711	(126)

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Oppenheimer Variable Account Funds (continued):						
Oppenheimer Global Fund/VA	32	360	(328)	139	234	(95)
Oppenheimer Global Strategic Income Fund/VA	6	545	(539)	54	—	54
Oppenheimer Main Street Small Cap Fund®/VA	47,087	47,568	(481)	70,912	71,608	(696)
Oppenheimer Main Street Small Cap Fund®/VA	213,300	298,108	(84,808)	331,804	412,660	(80,856)
Parnassus Income Funds:						
Parnassus Core Equity FundSM - Investor Shares	306,576	200,670	105,906	1,894,695	1,621,254	273,441
Pax World Funds Series Trust I:						
Pax Balanced Fund - Individual Investor Class	222,729	471,915	(249,186)	1,080,917	1,319,582	(238,665)
PIMCO Funds:						
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	343,211	184,654	158,557	127,538	31,275	96,263
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	859,617	1,358,086	(498,469)	2,661,016	4,127,334	(1,466,318)
Pioneer Equity Income Fund:						
Pioneer Equity Income Fund - Class Y	216,437	94,060	122,377	871,989	738,433	133,556
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	27,150	66,966	(39,816)	26,386	37,121	(10,735)
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A	13,081	33,553	(20,472)	31,753	42,918	(11,165)
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	351,769	462,014	(110,245)	465,166	638,409	(173,243)
Pioneer Equity Income VCT Portfolio - Class I	1,731	4,363	(2,632)	2,259	52	2,207
Pioneer High Yield VCT Portfolio - Class I	170,159	259,646	(89,487)	228,484	424,842	(196,358)
Pioneer Mid Cap Value VCT Portfolio - Class I	110	110	—	—	—	—
Prudential Sector Funds, Inc.:						
Prudential Jennison Utility Fund - Class Z	3,431	527	2,904	4,115	1,657	2,458
RiverSource® Investment Series, Inc.:						
Columbia Diversified Equity Income Fund - Class K	69,985	157,312	(87,327)	164,644	214,060	(49,416)
Columbia Diversified Equity Income Fund - Class R4	733	979	(246)	949	1,682	(733)
Royce Fund:						
Royce Total Return Fund - K Class	134	120	14	15	—	15

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Schwartz Investment Trust:						
Ave Maria Rising Dividend Fund	413,938	72,542	341,396	54,675	6,962	47,713
SmallCap World Fund®, Inc.:						
SMALLCAP World Fund® - Class R-4	238,881	253,863	(14,982)	475,133	282,207	192,926
T. Rowe Price Investment Services, Inc.:						
T. Rowe Price Institutional Large-Cap Growth Fund	847,082	75,173	771,909	363,391	5,469	357,922
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	12,371	8,801	3,570	6,440	9,843	(3,403)
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	3,398	2,263	1,135	4,764	8,483	(3,719)
TCW Funds Inc:						
TCW Total Return Bond Fund - Class N	632,847	284,768	348,079	299,585	50,785	248,800
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	13,998	16,500	(2,502)	14,923	77,559	(62,636)
Templeton Income Trust:						
Templeton Global Bond Fund - Advisor Class	295,018	902,902	(607,884)	445,912	866,121	(420,209)
Templeton Global Bond Fund - Class A	676,302	1,558,300	(881,998)	1,446,646	2,566,812	(1,120,166)
Third Avenue Trust:						
Third Avenue Real Estate Value Fund - Institutional Class	1,165	6	1,159	1,546	3	1,543
Thornburg Investment Trust:						
Thornburg International Value Fund - Class R4	27	3,634	(3,607)	894	636	258
Touchstone Strategic Trust:						
Touchstone Value Fund - Institutional Class	416,934	21,957	394,977	162,835	3,218	159,617
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	4,438,309	3,403,302	1,035,007	2,813,741	2,566,661	247,080
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	241	1,411	(1,170)	302	99	203
Equity Income Portfolio	7,789	10,500	(2,711)	1,949	2,442	(493)
Small Company Growth Portfolio	159	1	158	124	1	123
Victory Portfolios:						
Victory Integrity Small-Cap Value Fund - Class Y	7,117	2,250	4,867	3,996	9	3,987
Victory Sycamore Established Value Fund - Class A	158,008	14,250	143,758	—	—	—

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Victory Portfolios (continued):						
Victory Sycamore Small Company Opportunity Fund - Class R	344	233	111	328	143	185
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	6,529,102	7,336,697	(807,595)	6,369,412	7,407,079	(1,037,667)
Voya Equity Trust:						
Voya Large Cap Value Fund - Class A	3,007	5,815	(2,808)	17,921	11,330	6,591
Voya Real Estate Fund - Class A	4,809	24,641	(19,832)	11,257	34,830	(23,573)
Voya Large-Cap Growth Fund - Class A	1,437	1	1,436	934	5	929
Voya Funds Trust:						
Voya Floating Rate Fund - Class A	15,967	1,700	14,267	—	—	—
Voya GNMA Income Fund - Class A	101,423	102,430	(1,007)	72,482	89,954	(17,472)
Voya Intermediate Bond Fund - Class A	41,510	86,545	(45,035)	41,265	66,141	(24,876)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	25,943,029	26,998,382	(1,055,353)	40,479,458	35,667,006	4,812,452
Voya Intermediate Bond Portfolio - Class S	8,371	17,727	(9,356)	136,282	17,936	118,346
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class I	472,849	199,592	273,257	228,087	82,785	145,302
Voya High Yield Portfolio - Adviser Class	812	770	42	16	757	(741)
Voya High Yield Portfolio - Institutional Class	406,461	394,009	12,452	1,202,791	1,354,862	(152,071)
Voya High Yield Portfolio - Service Class	292,134	328,804	(36,670)	299,004	539,407	(240,403)
Voya Large Cap Growth Portfolio - Adviser Class	224	2,690	(2,466)	1,954	5,043	(3,089)
Voya Large Cap Growth Portfolio - Institutional Class	3,321,328	4,725,728	(1,404,400)	8,520,849	9,311,643	(790,794)
Voya Large Cap Growth Portfolio - Service Class	99,657	68,502	31,155	—	—	—
Voya Large Cap Value Portfolio - Adviser Class	4	221	(217)	8	211	(203)
Voya Large Cap Value Portfolio - Institutional Class	4,656,907	7,276,610	(2,619,703)	6,785,389	9,689,622	(2,904,233)
Voya Large Cap Value Portfolio - Service Class	39,470	53,436	(13,966)	56,177	50,087	6,090
Voya Limited Maturity Bond Portfolio - Adviser Class	3,535	6,224	(2,689)	9,027	7,198	1,829
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	200,214	329,297	(129,083)	495,793	660,716	(164,923)
Voya Multi-Manager Large Cap Core Portfolio - Service Class	3,343	5,380	(2,037)	5,401	4,452	949
Voya U.S. Stock Index Portfolio - Institutional Class	356,459	170,231	186,228	365,481	528,907	(163,426)
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	1,830	988	842	134	498	(364)
VY® Clarion Global Real Estate Portfolio - Adviser Class	2,877	396	2,481	3,118	3,129	(11)

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
VY® Clarion Global Real Estate Portfolio - Institutional Class	859,995	1,141,003	(281,008)	3,242,665	3,411,818	(169,153)
VY® Clarion Real Estate Portfolio - Adviser Class	3,180	—	3,180	308	1,337	(1,029)
VY® Clarion Real Estate Portfolio - Institutional Class	1,661,313	1,673,423	(12,110)	2,297,928	2,309,322	(11,394)
VY® Clarion Real Estate Portfolio - Service Class	638,103	817,356	(179,253)	1,004,962	1,277,871	(272,909)
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	248,337	548,924	(300,587)	319,774	646,422	(326,648)
VY® FMR® Diversified Mid Cap Portfolio - Service Class	235,171	444,391	(209,220)	346,354	491,911	(145,557)
VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class	—	2,161	(2,161)	—	752	(752)
VY® Invesco Growth and Income Portfolio - Institutional Class	262,741	248,398	14,343	257,976	256,446	1,530
VY® Invesco Growth and Income Portfolio - Service Class	241,705	338,182	(96,477)	309,775	324,941	(15,166)
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	2,908	1,978	930	680	3,745	(3,065)
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	231,576	223,729	7,847	1,337,502	1,443,994	(106,492)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	297,253	282,563	14,690	215,212	285,211	(69,999)
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	37	1,186	(1,149)	1,692	507	1,185
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	355,212	242,083	113,129	466,474	187,724	278,750
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	259,395	239,053	20,342	340,039	269,544	70,495
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	1,201	—	1,201	30	—	30
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	6,840	7,450	(610)	4,477	3,976	501
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	2,728,997	1,018,185	1,710,812	2,623,581	1,237,719	1,385,862
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	6,380,354	4,331,418	2,048,936	8,477,339	6,831,845	1,645,494
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	3,788	14,244	(10,456)	1,756	11,655	(9,899)
VY® T. Rowe Price Equity Income Portfolio - Service Class	2,289,551	2,512,782	(223,231)	786,931	1,644,156	(857,225)
VY® T. Rowe Price International Stock Portfolio - Adviser Class	379	662	(283)	887	3,326	(2,439)
VY® T. Rowe Price International Stock Portfolio - Service Class	68,671	100,530	(31,859)	174,092	181,950	(7,858)
VY® Templeton Global Growth Portfolio - Institutional Class	16,949	21,634	(4,685)	4,964	5,219	(255)
VY® Templeton Global Growth Portfolio - Service Class	51,466	111,081	(59,615)	77,365	150,591	(73,226)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	16,126,511	15,707,086	419,425	14,183,575	14,630,963	(447,388)
Voya Mutual Funds:						
Voya Global Real Estate Fund - Class A	1,058	1,203	(145)	2,710	1,915	795
Voya Multi-Manager International Small Cap Fund - Class A	4,278	5,247	(969)	3,451	4,993	(1,542)
Voya Multi-Manager International Small Cap Fund - Class I	22,992	20,249	2,743	—	—	—

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Adviser Class	3,627	3,472	155	5,643	4,843	800
Voya Global Bond Portfolio - Initial Class	2,525,196	2,964,835	(439,639)	3,561,328	4,549,736	(988,408)
Voya Global Bond Portfolio - Service Class	30,279	44,632	(14,353)	17,619	21,520	(3,901)
Voya Index Solution 2025 Portfolio - Initial Class	127,301	35,965	91,336	215,163	23,224	191,939
Voya Index Solution 2025 Portfolio - Service Class	65,721	61,038	4,683	126,468	134,965	(8,497)
Voya Index Solution 2025 Portfolio - Service 2 Class	239,766	214,561	25,205	102,446	138,805	(36,359)
Voya Index Solution 2035 Portfolio - Initial Class	113,667	30,160	83,507	283,709	29,772	253,937
Voya Index Solution 2035 Portfolio - Service Class	57,021	50,693	6,328	152,698	58,984	93,714
Voya Index Solution 2035 Portfolio - Service 2 Class	122,248	114,147	8,101	64,280	101,814	(37,534)
Voya Index Solution 2045 Portfolio - Initial Class	132,652	13,079	119,573	267,699	25,311	242,388
Voya Index Solution 2045 Portfolio - Service Class	40,786	21,323	19,463	72,475	48,546	23,929
Voya Index Solution 2045 Portfolio - Service 2 Class	130,727	103,217	27,510	53,424	63,339	(9,915)
Voya Index Solution 2055 Portfolio - Initial Class	57,606	15,216	42,390	81,161	15,925	65,236
Voya Index Solution 2055 Portfolio - Service Class	28,114	14,473	13,641	38,274	19,256	19,018
Voya Index Solution 2055 Portfolio - Service 2 Class	29,654	14,672	14,982	20,158	9,605	10,553
Voya Index Solution Income Portfolio - Initial Class	47,921	24,184	23,737	267,660	85,102	182,558
Voya Index Solution Income Portfolio - Service Class	25,483	56,086	(30,603)	105,171	87,142	18,029
Voya Index Solution Income Portfolio - Service 2 Class	79,057	93,779	(14,722)	117,691	39,487	78,204
Voya Solution 2025 Portfolio - Adviser Class	564	2,250	(1,686)	1,565	4,918	(3,353)
Voya Solution 2025 Portfolio - Initial Class	73,143	68,095	5,048	185,121	98,586	86,535
Voya Solution 2025 Portfolio - Service Class	1,401,930	1,570,295	(168,365)	1,874,226	2,454,750	(580,524)
Voya Solution 2025 Portfolio - Service 2 Class	265,569	427,113	(161,544)	238,520	370,403	(131,883)
Voya Solution 2035 Portfolio - Adviser Class	13,394	712	12,682	2,323	2,740	(417)
Voya Solution 2035 Portfolio - Initial Class	65,226	121,845	(56,619)	198,592	112,305	86,287
Voya Solution 2035 Portfolio - Service Class	1,307,656	1,256,342	51,314	1,530,391	1,862,602	(332,211)
Voya Solution 2035 Portfolio - Service 2 Class	287,204	283,777	3,427	194,454	252,431	(57,977)
Voya Solution 2045 Portfolio - Adviser Class	20	1	19	10	5,443	(5,433)
Voya Solution 2045 Portfolio - Initial Class	57,939	38,933	19,006	176,959	132,030	44,929
Voya Solution 2045 Portfolio - Service Class	1,055,162	846,831	208,331	1,173,044	1,290,757	(117,713)
Voya Solution 2045 Portfolio - Service 2 Class	208,761	209,275	(514)	153,030	179,705	(26,675)
Voya Solution 2055 Portfolio - Initial Class	35,558	47,788	(12,230)	114,413	74,206	40,207

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
Voya Solution 2055 Portfolio - Service Class	399,601	192,722	206,879	394,829	171,074	223,755
Voya Solution 2055 Portfolio - Service 2 Class	64,006	51,708	12,298	43,771	24,854	18,917
Voya Solution Balanced Portfolio - Service Class	78,521	84,853	(6,332)	102,544	64,660	37,884
Voya Solution Income Portfolio - Adviser Class	4,765	4,477	288	57,613	4,761	52,852
Voya Solution Income Portfolio - Initial Class	98,614	113,787	(15,173)	369,892	87,918	281,974
Voya Solution Income Portfolio - Service Class	524,926	1,228,194	(703,268)	4,901,763	1,124,728	3,777,035
Voya Solution Income Portfolio - Service 2 Class	218,190	335,269	(117,079)	600,937	166,050	434,887
Voya Solution Moderately Conservative Portfolio - Service Class	96,891	75,142	21,749	113,072	126,645	(13,573)
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	703	1,481	(778)	109	3,455	(3,346)
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	475,365	116,105	359,260	282,485	222,824	59,661
VY® American Century Small-Mid Cap Value Portfolio - Service Class	2,502,206	2,312,686	189,520	1,075,854	1,380,186	(304,332)
VY® Baron Growth Portfolio - Adviser Class	560	2,284	(1,724)	1,357	4,395	(3,038)
VY® Baron Growth Portfolio - Service Class	1,299,486	2,139,010	(839,524)	2,724,424	3,568,296	(843,872)
VY® Columbia Contrarian Core Portfolio - Service Class	364,216	429,879	(65,663)	192,921	228,272	(35,351)
VY® Columbia Small Cap Value II Portfolio - Adviser Class	—	9,686	(9,686)	2,119	308	1,811
VY® Columbia Small Cap Value II Portfolio - Service Class	97,251	108,300	(11,049)	173,434	83,200	90,234
VY® Fidelity® VIP Mid Cap Portfolio - Service Class	—	221,931	(221,931)	442	56,137	(55,695)
VY® Invesco Comstock Portfolio - Adviser Class	782	5,608	(4,826)	2,194	3,486	(1,292)
VY® Invesco Comstock Portfolio - Service Class	1,028,537	1,419,522	(390,985)	1,310,888	1,812,196	(501,308)
VY® Invesco Equity and Income Portfolio - Adviser Class	55	8,657	(8,602)	503	5,867	(5,364)
VY® Invesco Equity and Income Portfolio - Initial Class	7,001,447	8,760,348	(1,758,901)	7,222,125	8,959,884	(1,737,759)
VY® Invesco Equity and Income Portfolio - Service Class	15,153	10,074	5,079	29,247	148,062	(118,815)
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	2,231	2,216	15	715	4,934	(4,219)
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	103,407	84,100	19,307	591,928	562,379	29,549
VY® JPMorgan Mid Cap Value Portfolio - Service Class	998,167	1,065,427	(67,260)	1,021,474	1,161,740	(140,266)
VY® Oppenheimer Global Portfolio - Adviser Class	775	9,616	(8,841)	1,144	3,695	(2,551)
VY® Oppenheimer Global Portfolio - Initial Class	4,041,707	6,305,438	(2,263,731)	11,036,053	12,720,545	(1,684,492)
VY® Oppenheimer Global Portfolio - Service Class	5,819	7,812	(1,993)	7,838	6,620	1,218
VY® Pioneer High Yield Portfolio - Initial Class	1,083,827	1,299,798	(215,971)	1,701,331	2,179,299	(477,968)
VY® Pioneer High Yield Portfolio - Service Class	35,680	35,888	(208)	11,113	10,882	231
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	157	3,793	(3,636)	1,067	1,607	(540)

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	2,597,795	3,812,428	(1,214,633)	7,760,490	8,333,627	(573,137)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	16,093	16,441	(348)	8,626	11,469	(2,843)
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	13,974	27,965	(13,991)	1,798	11,002	(9,204)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	3,400,818	3,883,955	(483,137)	5,284,139	4,836,273	447,866
VY® T. Rowe Price Growth Equity Portfolio - Service Class	31,768	59,438	(27,670)	53,483	66,765	(13,282)
VY® Templeton Foreign Equity Portfolio - Adviser Class	835	13,683	(12,848)	476	5,303	(4,827)
VY® Templeton Foreign Equity Portfolio - Initial Class	2,627,021	3,454,656	(827,635)	4,485,585	5,230,598	(745,013)
VY® Templeton Foreign Equity Portfolio - Service Class	5,104	10,074	(4,970)	5,446	6,296	(850)
Voya Series Fund, Inc.:						
Voya Corporate Leaders 100 Fund - Class I	313,748	136,605	177,143	173,091	20,461	152,630
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	1,035,362	1,210,130	(174,768)	1,278,211	1,467,535	(189,324)
Voya Strategic Allocation Growth Portfolio - Class I	969,092	1,177,509	(208,417)	1,103,257	1,263,818	(160,561)
Voya Strategic Allocation Moderate Portfolio - Class I	1,057,932	1,252,224	(194,292)	1,220,786	1,435,849	(215,063)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	779	14,126	(13,347)	661	10,772	(10,111)
Voya Growth and Income Portfolio - Class I	9,421,459	12,823,825	(3,402,366)	10,248,189	13,852,574	(3,604,385)
Voya Growth and Income Portfolio - Class S	6,598	5,985	613	7,985	7,927	58
Voya Variable Portfolios, Inc.:						
Voya Global Equity Portfolio - Class I	2,993,960	4,338,574	(1,344,614)	31,635,125	21,338,534	10,296,591
Voya Global Equity Portfolio - Class S	130,411	251,952	(121,541)	2,801,631	1,560,599	1,241,032
Voya Index Plus LargeCap Portfolio - Class I	4,245,445	4,926,064	(680,619)	3,618,370	4,488,270	(869,900)
Voya Index Plus LargeCap Portfolio - Class S	1,185	1,754	(569)	2,987	5,056	(2,069)
Voya Index Plus MidCap Portfolio - Class I	2,071,512	2,458,795	(387,283)	3,256,984	3,975,200	(718,216)
Voya Index Plus MidCap Portfolio - Class S	1,763	4,910	(3,147)	401	3,356	(2,955)
Voya Index Plus SmallCap Portfolio - Class I	2,906,551	3,086,136	(179,585)	2,237,117	2,617,497	(380,380)
Voya Index Plus SmallCap Portfolio - Class S	1,308	4,778	(3,470)	1,181	711	470
Voya International Index Portfolio - Class I	1,305,247	1,285,432	19,815	1,485,915	1,125,946	359,969
Voya International Index Portfolio - Class S	14	3	11	12	6	6
Voya Russell™ Large Cap Growth Index Portfolio - Class I	1,162,517	712,991	449,526	1,300,721	1,001,447	299,274
Voya Russell™ Large Cap Growth Index Portfolio - Class S	11,765	14,043	(2,278)	10,714	8,737	1,977

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Portfolios, Inc. (continued):						
Voya Russell™ Large Cap Index Portfolio - Class I	2,302,302	860,567	1,441,735	1,484,267	894,120	590,147
Voya Russell™ Large Cap Index Portfolio - Class S	367,455	368,485	(1,030)	131,891	132,967	(1,076)
Voya Russell™ Large Cap Value Index Portfolio - Class I	6,328	6,875	(547)	11,340	8,429	2,911
Voya Russell™ Large Cap Value Index Portfolio - Class S	260,963	152,490	108,473	215,966	135,052	80,914
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	154,460	115,874	38,586	177,362	129,895	47,467
Voya Russell™ Mid Cap Index Portfolio - Class I	1,637,650	655,275	982,375	1,666,116	656,591	1,009,525
Voya Russell™ Small Cap Index Portfolio - Class I	691,110	426,349	264,761	727,100	374,914	352,186
Voya Small Company Portfolio - Class I	2,538,968	2,587,047	(48,079)	1,669,877	1,861,006	(191,129)
Voya Small Company Portfolio - Class S	888	391	497	874	84	790
Voya U.S. Bond Index Portfolio - Class I	669,259	458,111	211,148	529,320	441,103	88,217
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	854,291	950,748	(96,457)	2,118,456	2,154,346	(35,890)
Voya MidCap Opportunities Portfolio - Class S	9,596	20,273	(10,677)	16,825	24,157	(7,332)
Voya SmallCap Opportunities Portfolio - Class I	749,727	671,142	78,585	1,669,881	1,011,675	658,206
Voya SmallCap Opportunities Portfolio - Class S	92	1,525	(1,433)	558	1,272	(714)
Wanger Advisors Trust:						
Wanger International	516,159	689,761	(173,602)	1,179,851	1,301,599	(121,748)
Wanger Select	196,961	561,497	(364,536)	408,950	873,869	(464,919)
Wanger USA	324,315	471,608	(147,293)	522,396	680,432	(158,036)
Washington Mutual Investors Fund[SM]:						
Washington Mutual Investors Fund[SM] - Class R-3	53,975	78,606	(24,631)	48,824	143,109	(94,285)
Washington Mutual Investors Fund[SM] - Class R-4	1,448,790	967,322	481,468	2,803,251	2,961,939	(158,688)
Wells Fargo Funds Trust:						
Wells Fargo Small Cap Value Fund - Class A	3,005	1,401	1,604	1,024	1,067	(43)
Wells Fargo Small Company Growth Fund - Administrator Class	21,119	2,337	18,782	—	—	—
Wells Fargo Special Small Cap Value Fund - Class A	255,474	434,329	(178,855)	2,172,165	2,412,115	(239,950)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2016, 2015, 2014, 2013, and 2012, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AB Growth and Income Fund - Class A													
2016		9	$20.42	to	$20.69	$178	1.75%	0.80%	to	0.90%	10.14%	to	10.29%
2015		9	$18.54	to	$18.76	$169	1.08%	0.80%	to	0.90%	0.32%	to	0.37%
2014		11	$18.09	to	$18.90	$201	1.04%	0.70%	to	1.10%	7.61%	to	7.97%
2013		11	$16.81	to	$17.66	$183	0.52%	0.60%	to	1.10%	32.89%	to	33.48%
2012		16	$12.65	to	$13.23	$201	1.07%	0.60%	to	1.10%	16.16%	to	16.87%
AB VPS Growth and Income Portfolio - Class A													
2016		31	$21.21	to	$21.48	$655	0.95%	1.15%	to	1.25%	9.90%	to	10.04%
2015		25	$19.30	to	$19.52	$484	1.51%	1.15%	to	1.25%	0.47%	to	0.57%
2014		23	$19.21	to	$19.41	$443	1.43%	1.15%	to	1.25%	8.16%	to	8.25%
2013		38	$17.76	to	$17.93	$674	1.04%	1.15%	to	1.25%	33.23%	to	33.41%
2012		36	$13.33	to	$13.44	$476	1.69%	1.15%	to	1.25%	16.11%	to	16.16%
Aberdeen International Equity Fund - Institutional Class													
2016		784		$8.79		$6,893	2.63%		—			6.55%	
2015	7/14/2015	249		$8.25		$2,052	(d)		—			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Invesco Floating Rate Fund - Class R5													
2016		8	$10.42	to	$10.73	$82	4.68%	0.30%	to	1.40%	9.84%	to	10.85%
2015		5	$9.53	to	$9.58	$47	5.06%	0.95%	to	1.25%	-3.74%	to	-3.43%
2014	7/29/2014	3	$9.90	to	$9.92	$32	(c)	0.95%	to	1.25%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Mid Cap Core Equity Fund - Class A													
2016		187	$18.57	to	$23.53	$3,791	0.29%	0.15%	to	1.70%	10.34%	to	11.81%
2015		197	$16.83	to	$21.22	$3,609	0.03%	0.15%	to	1.60%	-5.87%	to	-4.45%
2014		211	$17.86	to	$22.40	$4,057	—	0.15%	to	1.70%	2.73%	to	4.35%
2013		246	$17.35	to	$21.65	$4,574	—	0.15%	to	1.70%	27.06%	to	28.99%
2012		314	$13.63	to	$16.93	$4,552	0.51%	0.00%	to	1.70%	8.48%	to	10.43%
Invesco Small Cap Growth Fund - Class A													
2016		3		$26.22		$72	—		1.00%			10.21%	
2015		3		$23.79		$75	—		1.00%			-2.82%	
2014		4		$24.48		$90	—		1.00%			6.57%	
2013		2		$22.97		$38	—		1.00%			38.54%	
2012		2		$16.58		$26	—		1.00%			17.17%	
Invesco International Growth Fund - Class R5													
2016		48		$11.46		$547	1.69%		0.85%			-1.38%	
2015		39		$11.62		$453	1.63%		0.85%			-3.09%	
2014		34		$11.99		$408	1.92%		0.95%			-0.75%	
2013		18		$12.08		$217	2.43%		0.95%			17.97%	
2012	11/30/2012	3		$10.24		$30	(a)		0.95%			(a)	
Invesco Endeavor Fund - Class A													
2016		1	$20.00	to	$21.21	$12	—	0.45%	to	1.30%	19.26%	to	20.31%
2015		1	$16.77	to	$17.63	$11	—	0.45%	to	1.30%	-11.86%	to	-11.18%
2014		3	$19.14	to	$19.85	$51	—	0.45%	to	1.20%	6.77%	to	7.12%
2013		3	$17.86	to	$18.53	$63	—	0.45%	to	1.40%	26.22%	to	27.44%
2012		2	$14.15	to	$14.54	$36	(f)	0.45%	to	1.40%		(f)	
Invesco Global Health Care Fund - Investor Class													
2016		3	$56.86	to	$62.69	$190	0.19%	0.65%	to	1.50%	-13.02%	to	-12.28%
2015		4	$65.38	to	$71.47	$258	—	0.65%	to	1.50%	1.46%	to	2.32%
2014		6	$64.44	to	$70.86	$442	—	0.50%	to	1.50%	18.56%	to	19.76%
2013		6	$54.35	to	$59.17	$356	0.34%	0.50%	to	1.50%	40.40%	to	41.83%
2012		6	$38.71	to	$41.72	$234	0.49%	0.50%	to	1.50%	18.96%	to	20.16%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco High Yield Fund - Class R5													
2016		26	$10.25	to	$10.55	$269	5.73%	0.30%	to	1.40%	10.10%	to	11.29%
2015		16	$9.31	to	$9.48	$153	6.38%	0.30%	to	1.40%	-4.12%	to	-3.07%
2014	8/6/2014	4	$9.71	to	$9.77	$35	(c)	0.40%	to	1.40%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Invesco American Value Fund - Class R5													
2016		64	$11.17	to	$11.31	$717	0.48%	0.95%	to	1.40%	14.45%	to	15.06%
2015		85	$9.76	to	$9.83	$830	0.19%	0.95%	to	1.40%	-9.88%	to	-9.48%
2014	6/16/2014	21	$10.83	to	$10.86	$231	(c)	0.95%	to	1.40%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Invesco Energy Fund - Class R5													
2016		6	$6.48	to	$6.58	$40	2.29%	0.80%	to	1.40%	23.43%	to	24.01%
2015		2	$5.25	to	$5.29	$9	—	0.95%	to	1.40%	-30.09%	to	-29.75%
2014	8/27/2014	0	$7.51	to	$7.53	$0	(c)	1.05%	to	1.40%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Invesco Small Cap Value Fund - Class A													
2016		11	$27.70	to	$30.71	$318	0.18%	0.30%	to	1.65%	16.34%	to	17.59%
2015		12	$23.81	to	$26.22	$305	—	0.20%	to	1.65%	-10.32%	to	-8.99%
2014		15	$26.40	to	$28.81	$423	—	0.20%	to	1.75%	5.31%	to	6.90%
2013		12	$25.07	to	$26.95	$318	—	0.20%	to	1.75%	41.72%	to	43.25%
2012		8	$17.69	to	$18.65	$141	—	0.30%	to	1.75%	20.42%	to	22.13%
Invesco V.I. American Franchise Fund - Series I Shares													
2016		569	$15.03	to	$59.21	$23,516	—	0.00%	to	1.50%	0.74%	to	2.28%
2015		652	$14.92	to	$57.89	$26,133	—	0.00%	to	1.50%	3.40%	to	5.01%
2014		686	$14.43	to	$55.13	$27,172	0.04%	0.00%	to	1.50%	6.83%	to	8.52%
2013		698	$13.50	to	$50.84	$26,065	0.42%	0.00%	to	1.50%	38.04%	to	40.13%
2012	4/27/2012	702	$9.77	to	$36.28	$19,755	(a)	0.00%	to	1.50%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. Core Equity Fund - Series I Shares													
2016		2,132	$12.61	to	$22.89	$33,203	0.75%	0.00%	to	1.95%	8.06%	to	10.29%
2015		2,339	$11.57	to	$20.86	$33,322	1.13%	0.00%	to	1.95%	-7.56%	to	-5.77%
2014		2,593	$12.43	to	$22.25	$39,632	0.86%	0.00%	to	1.95%	6.04%	to	8.16%
2013		2,807	$11.63	to	$20.68	$40,151	1.40%	0.00%	to	1.95%	26.73%	to	29.22%
2012		3,096	$9.11	to	$16.08	$34,682	0.97%	0.00%	to	1.95%	11.59%	to	13.87%
Alger Capital Appreciation Fund - Class A													
2016		22	$20.51	to	$21.90	$481	—	0.60%	to	1.55%	-1.20%	to	-0.37%
2015		56	$20.76	to	$22.48	$1,225	—	0.20%	to	1.55%	5.39%	to	6.04%
2014		64	$20.24	to	$21.20	$1,335	—	0.20%	to	1.15%	11.91%	to	12.55%
2013		39	$18.13	to	$18.75	$723	—	0.25%	to	1.10%	34.20%	to	34.60%
2012	5/1/2012	35	$13.55	to	$13.93	$492	(a)	0.25%	to	1.20%		(a)	
Alger Green Fund - Class A													
2016		171	$13.07	to	$22.99	$3,644	—	0.00%	to	1.50%	0.49%	to	2.00%
2015		176	$12.99	to	$22.54	$3,708	—	0.00%	to	1.50%	0.94%	to	2.45%
2014		181	$12.85	to	$22.00	$3,775	—	0.00%	to	1.50%	3.22%	to	4.81%
2013		209	$12.42	to	$20.99	$4,212	—	0.00%	to	1.50%	32.75%	to	34.72%
2012		135	$9.35	to	$15.58	$2,030	0.16%	0.00%	to	1.50%	13.20%	to	14.90%
AllianzGI NFJ Dividend Value Fund - Class A													
2016		13	$22.58	to	$23.11	$293	2.31%	0.70%	to	1.00%	14.68%	to	15.09%
2015		12	$19.69	to	$20.08	$247	2.36%	0.70%	to	1.00%	-9.51%	to	-9.26%
2014		12	$21.76	to	$22.13	$261	1.97%	0.70%	to	1.00%	8.53%	to	8.85%
2013		12	$20.05	to	$20.33	$246	2.21%	0.70%	to	1.00%	27.38%	to	27.78%
2012		13	$15.74	to	$15.91	$206	2.60%	0.70%	to	1.00%		12.83%	
AllianzGI NFJ Large-Cap Value Fund - Institutional Class													
2016		—		$13.98		$6	2.28%		0.80%			13.47%	
2015		2		$12.32		$26	3.77%		0.80%			-6.10%	
2014		2		$13.12		$27	3.85%		0.80%			10.72%	
2013		2		$11.85		$25	3.33%		0.80%			31.67%	
2012		4		$9.00		$35	2.58%		0.80%			13.21%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AllianzGI NFJ Small-Cap Value Fund - Class A													
2016		19	$26.55	to	$30.21	$546	1.36%	0.55%	to	1.55%	21.47%	to	22.26%
2015		22	$21.68	to	$24.71	$535	1.66%	0.55%	to	1.65%	-9.82%	to	-8.82%
2014		21	$24.04	to	$27.25	$548	2.47%	0.50%	to	1.65%	-0.04%	to	1.04%
2013		23	$24.05	to	$26.82	$584	1.22%	0.55%	to	1.65%	29.37%	to	30.83%
2012		20	$18.59	to	$20.50	$400	1.26%	0.55%	to	1.65%	8.52%	to	9.74%
Amana Growth Fund - Investor Class													
2016		1,998	$16.32	to	$23.04	$37,550	0.65%	0.00%	to	1.70%	5.91%	to	7.62%
2015		2,141	$15.40	to	$21.46	$37,723	0.48%	0.00%	to	1.60%	-2.00%	to	-0.46%
2014		2,369	$15.70	to	$21.91	$42,462	0.36%	0.00%	to	1.65%	12.13%	to	14.07%
2013		2,537	$13.97	to	$19.22	$39,761	0.61%	0.00%	to	1.65%	20.84%	to	22.89%
2012		2,780	$11.55	to	$15.64	$35,389	0.28%	0.00%	to	1.65%	9.54%	to	11.18%
Amana Income Fund - Investor Class													
2016		3,553	$16.70	to	$22.40	$67,948	1.39%	0.00%	to	1.60%	7.62%	to	9.36%
2015		3,678	$15.50	to	$20.53	$64,741	1.45%	0.00%	to	1.60%	-4.43%	to	-2.86%
2014		4,115	$16.20	to	$21.19	$74,812	1.56%	0.00%	to	1.60%	7.50%	to	9.12%
2013		4,314	$15.07	to	$19.47	$72,426	1.58%	0.00%	to	1.65%	27.55%	to	29.71%
2012		3,978	$11.79	to	$15.12	$51,965	1.71%	0.00%	to	1.65%	-9.31%	to	9.67%
American Balanced Fund® - Class R-3													
2016		212	$18.17	to	$22.20	$4,359	1.40%	0.00%	to	1.55%	6.57%	to	8.24%
2015		266	$17.05	to	$20.51	$5,103	1.30%	0.00%	to	1.55%	-0.23%	to	1.33%
2014		383	$17.09	to	$20.24	$7,317	1.19%	0.00%	to	1.55%	6.81%	to	8.53%
2013		415	$16.00	to	$18.65	$7,353	1.39%	0.00%	to	1.55%	19.49%	to	21.34%
2012		396	$13.39	to	$15.37	$5,771	1.67%	0.00%	to	1.55%	12.05%	to	13.85%
American Beacon Small Cap Value Fund - Investor Class													
2016		17	$12.34	to	$12.51	$212	0.66%	0.75%	to	1.25%	24.77%	to	25.48%
2015		12	$9.89	to	$9.96	$118	1.10%	0.85%	to	1.25%	-6.52%	to	-6.13%
2014	5/16/2014	6	$10.60	to	$10.61	$64	(c)	0.95%	to	1.00%			(c)
2013		(c)	(c)			(c)	(c)	(c)					(c)
2012		(c)	(c)			(c)	(c)	(c)					(c)

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class												
2016	2,011	$9.93	to	$13.11	$24,388	2.00%	0.00%	to	1.90%	2.81%	to	4.71%
2015	2,082	$9.56	to	$12.52	$24,336	0.93%	0.00%	to	1.90%	-4.00%	to	-2.11%
2014	2,408	$9.85	to	$12.79	$29,023	1.48%	0.00%	to	1.90%	0.70%	to	2.65%
2013	2,767	$11.41	to	$12.46	$32,860	1.18%	0.00%	to	1.90%	-10.79%	to	-9.12%
2012	4,134	$12.79	to	$13.71	$54,588	2.39%	0.00%	to	1.90%	4.66%	to	6.69%
American Century Investments® Income & Growth Fund - A Class												
2016	537	$17.79	to	$58.78	$9,606	2.09%	0.65%	to	1.20%	11.96%	to	12.58%
2015	590	$15.89	to	$52.21	$9,398	1.94%	0.65%	to	1.20%	-7.02%	to	-6.52%
2014	636	$17.09	to	$55.06	$10,906	1.87%	0.75%	to	1.20%	10.90%	to	11.39%
2013	624	$15.41	to	$49.43	$9,649	2.07%	0.75%	to	1.20%	33.77%	to	34.36%
2012	552	$11.52	to	$36.79	$6,374	1.95%	0.75%	to	1.10%	13.05%	to	13.17%
Fundamental Investors[SM] - Class R-3												
2016	89	$15.22	to	$17.26	$1,482	1.28%	0.10%	to	1.55%	10.51%	to	11.90%
2015	92	$13.89	to	$15.52	$1,374	0.90%	0.00%	to	1.45%	1.67%	to	3.05%
2014	149	$13.59	to	$15.06	$2,170	0.68%	0.00%	to	1.55%	6.92%	to	8.50%
2013	143	$12.71	to	$13.88	$1,936	1.15%	0.00%	to	1.55%	29.04%	to	31.07%
2012	116	$9.85	to	$10.59	$1,203	1.05%	0.00%	to	1.55%	14.94%	to	16.89%
Fundamental Investors[SM] - Class R-4												
2016	5,117	$15.69	to	$17.87	$84,728	1.60%	0.00%	to	1.50%	10.81%	to	12.53%
2015	4,855	$14.16	to	$15.88	$72,172	1.44%	0.00%	to	1.50%	1.80%	to	3.32%
2014	4,638	$13.91	to	$15.37	$67,392	1.07%	0.00%	to	1.50%	7.25%	to	8.93%
2013	3,811	$12.97	to	$14.11	$51,196	1.37%	0.00%	to	1.50%	29.57%	to	31.50%
2012	3,619	$10.01	to	$10.73	$37,284	1.30%	0.00%	to	1.50%	15.32%	to	17.01%
American Mutual Fund® - Class R-4												
2016	251	$17.47	to	$19.01	$4,659	2.12%	0.00%	to	1.40%	12.56%	to	14.11%
2015	193	$15.52	to	$16.66	$3,156	2.07%	0.00%	to	1.40%	-4.26%	to	-2.91%
2014	127	$16.21	to	$17.16	$2,154	1.97%	0.00%	to	1.40%	11.00%	to	12.60%
2013	59	$14.60	to	$15.24	$888	1.90%	0.00%	to	1.40%	26.08%	to	26.92%
2012	5	$11.58	to	$11.74	$61	2.99%	0.75%	to	1.40%	10.60%	to	11.39%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AMG Managers Fairpointe Mid Cap Fund - Class N													
	2016	1,865	$16.89	to	$22.66	$38,429	0.33%	0.00%	to	1.50%	22.17%	to	24.10%
	2015	2,026	$13.73	to	$18.26	$33,918	0.26%	0.00%	to	1.50%	-11.68%	to	-10.36%
	2014	2,535	$15.45	to	$20.37	$47,419	0.11%	0.00%	to	1.50%	8.08%	to	9.69%
	2013	1,924	$14.21	to	$18.57	$33,435	—	0.00%	to	1.50%	42.35%	to	44.51%
	2012	712	$9.93	to	$12.85	$8,892	1.09%	0.00%	to	1.50%	14.67%	to	16.39%
Ariel Appreciation Fund - Investor Class													
	2016	21	$20.72	to	$24.51	$506	0.61%	0.60%	to	1.90%	10.57%	to	12.02%
	2015	26	$18.74	to	$21.88	$551	0.96%	0.60%	to	1.90%	-8.00%	to	-6.77%
	2014	30	$20.37	to	$23.47	$697	0.70%	0.60%	to	1.90%	6.09%	to	7.46%
	2013	35	$19.20	to	$21.84	$740	0.75%	0.60%	to	1.90%	43.50%	to	45.41%
	2012	59	$13.38	to	$15.02	$866	0.91%	0.60%	to	1.90%	17.06%	to	18.64%
Ariel Fund - Investor Class													
	2016	514	$19.98	to	$33.54	$11,259	0.27%	0.00%	to	1.90%	13.39%	to	15.54%
	2015	614	$17.55	to	$29.11	$11,649	0.68%	0.00%	to	1.90%	-5.93%	to	-4.07%
	2014	590	$18.58	to	$30.44	$11,912	0.60%	0.00%	to	1.90%	8.90%	to	10.91%
	2013	571	$17.00	to	$27.52	$10,567	0.82%	0.00%	to	1.90%	41.91%	to	44.72%
	2012	258	$11.93	to	$18.86	$3,328	0.97%	0.00%	to	1.90%	18.22%	to	20.37%
Artisan International Fund - Investor Shares													
	2016	1,131	$9.13	to	$16.12	$11,019	1.04%	0.00%	to	1.50%	-11.01%	to	-9.65%
	2015	1,338	$10.26	to	$18.07	$14,558	0.47%	0.00%	to	1.50%	-5.26%	to	-3.85%
	2014	1,146	$10.83	to	$19.47	$13,092	0.84%	0.00%	to	1.50%	-2.49%	to	-0.99%
	2013	885	$11.10	to	$19.92	$10,284	1.14%	0.00%	to	1.50%	23.33%	to	25.18%
	2012	537	$9.00	to	$15.91	$5,043	1.43%	0.00%	to	1.50%	23.46%	to	25.32%
BlackRock Equity Dividend Fund - Investor A Shares													
	2016	64	$19.64	to	$21.86	$1,363	1.80%	0.10%	to	1.65%	14.12%	to	15.91%
	2015	69	$17.21	to	$18.86	$1,273	1.62%	0.10%	to	1.65%	-2.05%	to	-0.53%
	2014	92	$17.57	to	$18.96	$1,697	1.66%	0.10%	to	1.65%	7.26%	to	8.97%
	2013	84	$16.38	to	$17.40	$1,434	1.80%	0.10%	to	1.65%	22.33%	to	24.20%
	2012	74	$13.39	to	$14.01	$1,014	2.40%	0.10%	to	1.65%	10.52%	to	11.69%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares													
2016		124	$9.35	to	$10.05	$1,228	—	0.10%	to	1.40%	-7.06%	to	-5.81%
2015	12/7/2015	17	$10.07	to	$10.15	$171	(d)	0.10%	to	1.25%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares													
2016		1,320	$9.29	to	$9.53	$12,358	—	0.00%	to	1.50%	-7.47%	to	-6.02%
2015	5/5/2015	1,241	$10.04	to	$10.14	$12,497	(d)	0.00%	to	1.50%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares													
2016		12	$11.40	to	$11.74	$136	0.78%	0.30%	to	1.40%	21.02%	to	22.42%
2015		7	$9.42	to	$9.59	$66	2.30%	0.30%	to	1.40%	-8.01%	to	-6.99%
2014	8/5/2014	2	$10.24	to	$10.30	$21	(c)	0.40%	to	1.40%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares													
2016		570	$25.76	to	$28.79	$15,474	0.45%	0.10%	to	1.55%	20.43%	to	22.20%
2015		566	$21.39	to	$23.72	$12,705	0.74%	0.00%	to	1.55%	-8.29%	to	-6.87%
2014		689	$23.40	to	$25.47	$16,783	0.49%	0.00%	to	1.50%	4.79%	to	6.39%
2013		696	$22.33	to	$23.94	$16,116	0.56%	0.00%	to	1.50%	31.35%	to	33.30%
2012		556	$17.00	to	$17.96	$9,764	0.37%	0.00%	to	1.50%	11.48%	to	13.17%
Bond Fund of America[SM] - Class R-4													
2016		850	$11.40	to	$12.98	$10,133	1.73%	0.00%	to	1.50%	1.24%	to	2.77%
2015		861	$11.26	to	$12.63	$10,093	1.98%	0.00%	to	1.50%	-1.23%	to	0.24%
2014		789	$11.40	to	$12.60	$9,317	2.09%	0.00%	to	1.50%	3.92%	to	5.53%
2013		819	$10.97	to	$11.94	$9,244	2.35%	0.00%	to	1.50%	-3.43%	to	-1.97%
2012		942	$11.36	to	$12.18	$10,954	2.62%	0.00%	to	1.50%	4.32%	to	5.91%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Calvert VP SRI Balanced Portfolio													
2016		1,628	$14.00	to	$46.46	$49,756	1.83%	0.00%	to	1.50%	6.22%	to	7.88%
2015		1,695	$13.10	to	$43.45	$49,166	0.12%	0.00%	to	1.50%	-3.67%	to	-2.17%
2014		1,780	$13.52	to	$44.87	$53,491	1.54%	0.00%	to	1.50%	7.95%	to	9.60%
2013		1,917	$12.44	to	$41.44	$52,700	1.06%	0.00%	to	1.50%	16.21%	to	18.04%
2012		1,973	$10.64	to	$35.53	$46,174	1.25%	0.00%	to	1.50%	8.85%	to	10.41%
Capital Income Builder® - Class R-4													
2016		291	$9.77	to	$10.01	$2,866	3.91%	0.00%	to	1.50%	5.28%	to	6.53%
2015	5/21/2015	35	$9.28	to	$9.34	$330	(d)	0.40%	to	1.50%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Capital World Growth & Income Fund[SM] - Class R-3													
2016		39	$18.40	to	$20.24	$770	2.06%	0.00%	to	1.25%	4.84%	to	6.14%
2015		46	$17.55	to	$19.07	$850	2.09%	0.00%	to	1.25%	-3.68%	to	-2.51%
2014		41	$18.22	to	$19.56	$775	2.05%	0.00%	to	1.25%	2.36%	to	3.66%
2013		37	$17.80	to	$18.87	$685	2.17%	0.00%	to	1.25%	22.93%	to	24.55%
2012		35	$14.48	to	$15.15	$513	2.16%	0.00%	to	1.25%	17.34%	to	18.52%
Cohen & Steers Realty Shares, Inc.													
2016		586	$15.08	to	$16.42	$9,073	3.02%	0.00%	to	1.50%	4.00%	to	5.59%
2015		539	$14.50	to	$15.55	$7,976	2.74%	0.00%	to	1.50%	3.48%	to	5.00%
2014		469	$14.01	to	$14.81	$6,678	2.44%	0.00%	to	1.50%	28.18%	to	30.26%
2013		220	$10.93	to	$11.37	$2,434	2.76%	0.00%	to	1.50%	1.58%	to	3.08%
2012		197	$10.76	to	$11.03	$2,138	2.49%	0.00%	to	1.50%	13.98%	to	15.46%
Columbia[SM] Acorn® Fund - Class A													
2016		2	$19.46	to	$20.01	$43	—	0.80%	to	1.20%	9.06%	to	9.17%
2015		3	$18.11	to	$18.33	$47	—	0.80%	to	1.00%	-2.84%	to	-2.66%
2014		5	$18.64	to	$18.92	$100	—	0.70%	to	1.00%	-0.48%	to	-0.26%
2013		5	$18.40	to	$18.88	$103	—	0.80%	to	1.45%	28.67%	to	29.39%
2012		6	$14.30	to	$14.53	$85	—	0.90%	to	1.45%	15.88%	to	16.52%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia[SM] Acorn® Fund - Class Z													
2016		—		$16.92		$1	(f)		0.80%			(f)	
2015		—		$14.93		$7	—		1.25%			-2.74%	
2014		4		$15.35		$58	—		1.25%			-0.45%	
2013		4		$15.42		$54	—		1.25%			29.25%	
2012		3		$11.93		$39	—		1.25%			16.50%	
Columbia Mid Cap Value Fund - Class A													
2016		513	$15.83	to	$18.02	$8,702	0.72%	0.10%	to	1.60%	12.19%	to	13.83%
2015		569	$14.11	to	$15.83	$8,510	0.27%	0.10%	to	1.60%	-6.68%	to	-5.27%
2014		656	$14.97	to	$16.82	$10,416	0.50%	0.00%	to	1.75%	10.20%	to	11.72%
2013		419	$13.72	to	$14.89	$5,980	0.40%	0.15%	to	1.60%	32.95%	to	34.88%
2012		388	$10.32	to	$10.98	$4,121	0.76%	0.25%	to	1.60%	14.67%	to	16.22%
Columbia Mid Cap Value Fund - Class Z													
2016		—		$17.34		$2	0.98%		0.80%			13.33%	
2015		—		$15.30		$2	—		0.80%			-5.73%	
2014		—		$16.23		$2	—		0.80%			11.47%	
2013		—		$14.56		$2	—		0.80%			34.32%	
2012		—		$10.84		$1	0.75%		0.80%			15.94%	
CRM Mid Cap Value Fund - Investor Shares													
2016		13	$22.33	to	$23.83	$298	0.01%	0.70%	to	1.55%	14.22%	to	15.18%
2015		15	$19.55	to	$21.11	$306	1.01%	0.40%	to	1.55%	-4.07%	to	-2.94%
2014		13	$20.38	to	$21.75	$288	0.67%	0.40%	to	1.55%	4.22%	to	5.01%
2013		15	$19.53	to	$20.60	$313	0.37%	0.45%	to	1.60%	30.99%	to	32.48%
2012		15	$14.83	to	$15.55	$232	0.89%	0.45%	to	1.75%	15.93%	to	17.09%
Davis Financial Fund - Class Y													
2016		4	$12.06	to	$12.14	$50	1.55%	0.75%	to	1.05%	14.08%	to	14.42%
2015		—	$10.57	to	$10.61	$1	—	0.75%	to	1.05%	0.86%	to	1.14%
2014	8/28/2014	—		$10.48		$0	(c)		0.95%			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Delaware Diversified Income Fund - Class A													
2016		407	$10.34			$4,210	3.18%	0.85%			2.68%		
2015		443	$10.07			$4,464	3.65%	0.85%			-1.95%		
2014		434	$10.27			$4,462	3.65%	0.95%			4.16%		
2013		191	$9.86			$1,887	4.09%	0.95%			-2.38%		
2012	9/14/2012	79	$10.10			$801	(a)	0.95%			(a)		
Delaware Smid Cap Growth Fund - Institutional Class													
2016		475	$9.69			$4,601	0.04%	—			-4.06%		
2015	7/14/2015	140	$10.10			$1,410	(d)	—			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
Delaware Small Cap Value Fund - Class A													
2016		176	$14.84	to	$15.53	$2,668	0.72%	0.25%	to	1.50%	29.17%	to	30.72%
2015		85	$11.52	to	$11.88	$989	0.71%	0.25%	to	1.40%	-7.77%	to	-6.68%
2014		55	$12.49	to	$12.73	$692	0.50%	0.25%	to	1.40%	4.07%	to	5.12%
2013	5/10/2013	9	$12.03	to	$12.11	$109	(b)	0.25%	to	1.25%		(b)	
2012		(b)	(b)			(b)	(b)	(b)				(b)	
Deutsche Small Cap Growth Fund - Class S													
2016		1	$11.36	to	$11.66	$15	—	0.40%	to	1.40%	7.37%	to	8.36%
2015		3	$10.58	to	$10.76	$27	—	0.40%	to	1.40%	-3.64%	to	-2.62%
2014	8/15/2014	2	$10.98	to	$11.00	$24	(c)	1.05%	to	1.40%		(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
2012		(c)	(c)			(c)	(c)	(c)				(c)	
DFA Inflation-Protected Securities Portfolio - Institutional Class													
2016		51	$10.25			$525	2.54%	—			4.70%		
2015	7/16/2015	3	$9.79			$34	(d)	—			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Emerging Markets Core Equity Portfolio - Institutional Class													
2016		78	$9.27			$723	2.23%	—			12.36%		
2015	7/6/2015	23	$8.25			$186	(d)	—			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
U.S. Targeted Value Portfolio - Institutional Class													
2016		783	$11.45			$8,970	1.14%	—			26.80%		
2015	7/14/2015	267	$9.03			$2,412	(d)	—			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
Dodge & Cox International Stock Fund													
2016		14	$12.88	to	$14.23	$191	1.57%	0.50%	to	1.95%	6.18%	to	7.72%
2015		26	$12.13	to	$13.21	$331	1.93%	0.50%	to	1.95%	-13.05%	to	-11.82%
2014		27	$13.95	to	$14.98	$393	2.33%	0.50%	to	1.95%	-1.90%	to	-0.47%
2013		26	$14.22	to	$15.05	$380	1.99%	0.50%	to	1.95%	23.87%	to	25.42%
2012		19	$11.48	to	$11.88	$224	2.78%	0.75%	to	1.95%	18.85%	to	20.12%
Dodge & Cox Stock Fund													
2016		13	$21.51	to	$23.77	$300	1.46%	0.50%	to	1.95%	18.97%	to	20.66%
2015		17	$18.08	to	$19.70	$328	1.27%	0.50%	to	1.95%	-6.22%	to	-4.97%
2014		15	$19.45	to	$20.73	$302	1.86%	0.50%	to	1.80%	8.46%	to	9.86%
2013		7	$17.93	to	$18.87	$128	1.28%	0.50%	to	1.80%		38.03%	
2012		2	$12.99	to	$13.16	$28	(f)	1.35%	to	1.80%		(f)	
Deutsche Equity 500 Index Fund - Class S													
2016		30	$25.31			$760	1.89%	1.00%			10.48%		
2015		34	$22.91			$783	1.57%	1.00%			0.09%		
2014		33	$22.89			$746	1.83%	1.00%			12.15%		
2013		33	$20.41			$676	1.89%	1.00%			30.67%		
2012		31	$15.62			$491	2.02%	1.00%			14.43%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Eaton Vance Large-Cap Value Fund - Class R													
2016		—	$21.59	to	$22.43	$2	1.23%	0.20%	to	0.70%	8.49%	to	9.04%
2015		4	$19.90	to	$20.57	$88	1.10%	0.20%	to	0.70%	-2.02%	to	-1.53%
2014		5	$19.91	to	$20.89	$93	0.89%	0.20%	to	1.05%	9.52%	to	10.47%
2013		7	$18.18	to	$18.91	$131	0.87%	0.20%	to	1.05%	28.16%	to	28.73%
2012		7	$14.13	to	$14.69	$98	1.39%	0.20%	to	1.25%	14.04%	to	15.31%
EuroPacific Growth Fund® - Class R-3													
2016		258	$17.54	to	$21.42	$5,138	0.86%	0.00%	to	1.55%	-1.13%	to	0.37%
2015		314	$17.74	to	$21.34	$6,273	1.32%	0.00%	to	1.55%	-2.63%	to	-1.11%
2014		349	$18.22	to	$21.58	$7,100	0.95%	0.00%	to	1.55%	-4.46%	to	-2.92%
2013		410	$19.07	to	$22.23	$8,662	0.65%	0.00%	to	1.55%	18.01%	to	19.77%
2012		494	$16.16	to	$18.56	$8,750	1.35%	0.00%	to	1.55%	17.02%	to	18.90%
EuroPacific Growth Fund® - Class R-4													
2016		14,233	$10.04	to	$22.03	$268,183	1.23%	0.00%	to	1.50%	-0.82%	to	0.69%
2015		14,847	$10.06	to	$21.88	$281,909	1.69%	0.00%	to	1.50%	-2.29%	to	-0.82%
2014		15,222	$10.24	to	$22.06	$295,528	1.33%	0.00%	to	1.50%	-4.13%	to	-2.61%
2013		15,518	$10.61	to	$22.67	$314,660	1.02%	0.00%	to	1.50%	18.42%	to	20.50%
2012		15,728	$8.91	to	$18.86	$268,614	1.82%	0.00%	to	1.50%	17.44%	to	19.23%
Fidelity Advisor® New Insights Fund - Class I													
2016		93	$11.55	to	$21.99	$1,447	0.45%	0.40%	to	1.85%	4.70%	to	6.18%
2015		73	$11.02	to	$20.72	$1,180	0.38%	0.40%	to	1.75%	0.84%	to	2.22%
2014		51	$10.87	to	$20.27	$934	0.24%	0.40%	to	1.95%	7.38%	to	9.10%
2013		40	$17.49	to	$18.58	$729	—	0.40%	to	1.95%	30.13%	to	32.15%
2012		34	$13.44	to	$14.06	$465	—	0.40%	to	1.95%	14.15%	to	15.72%
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2016		7,659	$14.29	to	$49.04	$269,002	2.22%	0.00%	to	1.95%	15.69%	to	18.06%
2015		8,455	$12.21	to	$42.03	$253,886	3.09%	0.00%	to	1.95%	-5.81%	to	-3.96%
2014		9,616	$12.83	to	$44.27	$301,864	2.80%	0.00%	to	1.95%	6.58%	to	8.75%
2013		10,575	$11.91	to	$41.19	$306,607	2.51%	0.00%	to	1.95%	25.63%	to	28.10%
2012		11,678	$9.38	to	$32.52	$264,552	3.11%	0.00%	to	1.95%	15.02%	to	17.37%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Growth Portfolio - Initial Class													
2016		8,741	$14.40	to	$47.89	$262,156	0.04%	0.00%	to	1.75%	-0.99%	to	0.85%
2015		9,542	$14.41	to	$48.06	$287,422	0.26%	0.00%	to	1.75%	5.31%	to	7.16%
2014		10,303	$13.57	to	$45.36	$292,498	0.19%	0.00%	to	1.75%	9.42%	to	11.34%
2013		10,711	$12.30	to	$41.23	$275,001	0.28%	0.00%	to	1.75%	33.95%	to	36.33%
2012		11,796	$9.10	to	$30.59	$225,077	0.62%	0.00%	to	1.75%	12.69%	to	14.70%
Fidelity® VIP High Income Portfolio - Initial Class													
2016		699	$16.13	to	$16.99	$11,293	5.31%	0.85%	to	1.50%	12.89%	to	13.67%
2015		732	$14.24	to	$15.05	$10,441	6.54%	0.85%	to	1.50%	-5.05%	to	-4.81%
2014		812	$14.94	to	$15.85	$12,151	6.10%	0.95%	to	1.50%	-0.38%	to	0.20%
2013		759	$14.91	to	$15.91	$11,354	5.55%	0.95%	to	1.50%	4.40%	to	5.00%
2012		852	$14.20	to	$15.24	$12,167	6.21%	0.95%	to	1.50%	12.56%	to	13.15%
Fidelity® VIP Overseas Portfolio - Initial Class													
2016		1,498	$8.66	to	$24.48	$25,749	1.37%	0.00%	to	1.50%	-6.49%	to	-5.00%
2015		1,654	$9.20	to	$25.79	$30,265	1.41%	0.00%	to	1.50%	2.09%	to	3.62%
2014		1,667	$8.96	to	$24.80	$29,883	1.30%	0.00%	to	1.50%	-9.46%	to	-8.07%
2013		1,864	$9.83	to	$27.07	$36,312	1.36%	0.00%	to	1.50%	28.47%	to	30.42%
2012		1,924	$7.61	to	$20.76	$29,379	1.91%	0.00%	to	1.50%	18.92%	to	20.83%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
2016		26,164	$15.17	to	$66.29	$1,197,401	0.78%	0.00%	to	1.95%	5.90%	to	8.02%
2015		28,502	$14.17	to	$61.37	$1,229,525	1.03%	0.00%	to	1.95%	-1.28%	to	0.68%
2014		32,591	$14.21	to	$60.97	$1,379,550	0.95%	0.00%	to	1.95%	9.83%	to	12.30%
2013		34,517	$12.81	to	$54.32	$1,320,713	1.07%	0.00%	to	1.95%	28.75%	to	31.32%
2012		36,247	$9.84	to	$41.86	$1,085,469	1.39%	0.00%	to	1.95%	14.15%	to	16.42%
Fidelity® VIP Index 500 Portfolio - Initial Class													
2016		4,073	$48.89	to	$49.16	$199,247	1.49%	0.85%	to	1.20%	10.51%	to	10.92%
2015		3,999	$44.24	to	$44.32	$176,926	2.04%	0.85%	to	1.20%		0.14%	
2014		3,986	$44.11	to	$44.18	$176,091	1.67%	0.95%	to	1.20%	12.22%	to	12.50%
2013		3,904	$39.21	to	$39.37	$153,676	1.96%	0.95%	to	1.20%	30.71%	to	31.01%
2012		3,845	$29.93	to	$30.12	$115,759	2.20%	0.95%	to	1.10%	14.66%	to	14.81%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Mid Cap Portfolio - Initial Class													
2016		—	$18.52	to	$19.00	$8	0.70%	1.00%	to	1.25%	10.83%		
2015		—		$16.71		$3	(f)		1.25%			(f)	
2014		1,283		$22.96		$29,464	0.26%		—			6.30%	
2013		1,290		$21.60		$27,855	0.52%		—			36.19%	
2012		1,299		$15.86		$20,599	0.66%		—			14.84%	
Fidelity® VIP Asset Manager Portfolio - Initial Class													
2016		652	$30.11	to	$30.27	$19,664	1.42%	0.85%	to	1.20%	1.83%	to	2.19%
2015		723	$29.57	to	$29.62	$21,376	1.61%	0.85%	to	1.20%		-1.04%	
2014		759	$29.83	to	$29.88	$22,661	1.50%	0.95%	to	1.20%	4.59%	to	4.81%
2013		814	$28.46	to	$28.57	$23,250	1.53%	0.95%	to	1.20%	14.33%	to	14.62%
2012		905	$24.83	to	$24.99	$22,592	1.59%	0.95%	to	1.10%	11.26%	to	11.40%
Franklin Mutual Global Discovery Fund - Class R													
2016		66	$14.25	to	$26.92	$1,664	1.74%	0.20%	to	1.55%	10.56%	to	12.03%
2015		72	$12.84	to	$24.03	$1,629	1.18%	0.20%	to	1.55%	-5.32%	to	-4.00%
2014		108	$13.50	to	$25.31	$2,593	1.88%	0.10%	to	1.55%	3.20%	to	4.55%
2013		113	$13.03	to	$24.06	$2,610	1.27%	0.15%	to	1.55%	23.10%	to	24.86%
2012		131	$10.55	to	$19.27	$2,419	1.30%	0.15%	to	1.55%	11.32%	to	12.89%
Franklin Biotechnology Discovery Fund - Advisor Class													
2016		20	$9.28	to	$12.39	$232	1.29%	0.30%	to	1.40%	-18.09%	to	-17.25%
2015		21	$11.38	to	$14.85	$304	—	0.40%	to	1.25%	4.46%	to	5.32%
2014	9/10/2014	7	$10.88	to	$14.12	$97	(c)	0.95%	to	1.25%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Franklin Natural Resources Fund - Advisor Class													
2016		5	$6.93	to	$7.13	$35	1.82%	0.30%	to	1.40%	33.01%	to	33.90%
2015		1	$5.21	to	$5.25	$5	—	0.85%	to	1.40%	-28.63%	to	-28.28%
2014	8/27/2014	0	$7.30	to	$7.31	$3	(c)	1.15%	to	1.40%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Franklin Small-Mid Cap Growth Fund - Class A													
2016		12	$20.55	to	$24.15	$260	—	0.20%	to	1.45%	2.80%	to	4.09%
2015		13	$19.99	to	$23.20	$287	—	0.20%	to	1.45%	-3.38%	to	-2.15%
2014		14	$20.69	to	$23.71	$306	—	0.20%	to	1.45%	5.99%	to	7.29%
2013		36	$18.95	to	$22.10	$759	—	0.20%	to	1.75%	36.60%	to	38.30%
2012		36	$14.29	to	$15.98	$553	—	0.20%	to	1.45%	9.17%	to	10.59%
Franklin Small Cap Value VIP Fund - Class 2													
2016		3,767	$18.42	to	$39.83	$128,525	0.77%	0.00%	to	1.75%	27.90%	to	30.21%
2015		3,901	$14.28	to	$30.59	$103,364	0.65%	0.00%	to	1.75%	-8.97%	to	-7.37%
2014		4,562	$15.55	to	$33.03	$132,108	0.62%	0.00%	to	1.75%	-1.18%	to	0.87%
2013		4,953	$15.61	to	$32.84	$144,001	1.30%	0.00%	to	1.75%	33.84%	to	36.21%
2012		5,113	$11.56	to	$24.11	$110,112	0.79%	0.00%	to	1.75%	16.34%	to	18.42%
Goldman Sachs Growth Opportunities Fund - Class IR													
2016		1	$10.55	to	$10.79	$14	—	0.40%	to	1.25%	0.09%	to	1.03%
2015		1	$10.54	to	$10.68	$9	—	0.40%	to	1.25%	-6.56%	to	-5.82%
2014	8/27/2014	0	$11.28	to	$11.29	$3	(c)	1.10%	to	1.25%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Growth Fund of America® - Class R-3													
2016		523	$18.33	to	$26.04	$12,049	0.22%	0.00%	to	1.55%	6.44%	to	8.09%
2015		632	$17.12	to	$24.09	$13,745	0.23%	0.00%	to	1.55%	3.41%	to	5.06%
2014		794	$16.46	to	$22.93	$16,720	0.03%	0.00%	to	1.55%	7.31%	to	8.93%
2013		819	$15.26	to	$21.05	$15,914	0.03%	0.00%	to	1.55%	31.37%	to	33.40%
2012		847	$11.56	to	$15.78	$12,373	0.44%	0.00%	to	1.55%	18.35%	to	20.18%
Growth Fund of America® - Class R-4													
2016		15,504	$15.94	to	$27.01	$368,594	0.55%	0.00%	to	1.50%	6.84%	to	8.43%
2015		16,703	$14.83	to	$24.91	$370,151	0.57%	0.00%	to	1.50%	3.77%	to	5.40%
2014		17,901	$14.21	to	$23.65	$380,060	0.33%	0.00%	to	1.50%	7.64%	to	9.61%
2013		18,546	$13.12	to	$21.64	$363,914	0.33%	0.00%	to	1.50%	31.83%	to	33.83%
2012		19,382	$9.90	to	$16.17	$287,158	0.76%	0.00%	to	1.50%	18.73%	to	20.61%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
The Hartford Capital Appreciation Fund - Class R4													
2016		—		$18.06		—	0.19%		0.65%			3.44%	
2015		—		$17.46		—	—		0.65%			0.69%	
2014		—		$17.34		—	—		0.65%			6.64%	
2013		—		$16.26		—	—		0.65%			40.78%	
2012		14		$11.55		$159	0.60%		0.65%			19.44%	
The Hartford Dividend And Growth Fund - Class R4													
2016		—		$20.25		$6	1.42%		0.65%			13.51%	
2015		—		$17.84		$5	—		0.65%			-2.14%	
2014		—		$18.23		$5	—		0.65%			11.64%	
2013		—		$16.33		$4	3.02%		0.65%			30.12%	
2012		21		$12.55		$261	1.38%		0.65%			12.15%	
The Hartford International Opportunities Fund - Class R4													
2016	6/16/2016	15	$10.33	to	$10.39	$157	(e)	0.40%	to	1.50%	(e)		
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
Income Fund of America® - Class R-3													
2016		61	$18.39	to	$21.89	$1,273	2.47%	0.20%	to	1.55%	8.50%	to	9.94%
2015		106	$16.95	to	$20.39	$2,034	2.66%	0.00%	to	1.55%	-3.36%	to	-1.83%
2014		134	$17.54	to	$20.77	$2,622	2.79%	0.00%	to	1.55%	6.37%	to	8.01%
2013		131	$16.49	to	$19.23	$2,392	3.02%	0.00%	to	1.55%	15.96%	to	17.76%
2012		129	$14.22	to	$16.33	$1,985	3.31%	0.00%	to	1.55%	10.00%	to	11.62%
Ivy Science and Technology Fund - Class Y													
2016		291	$10.34	to	$10.73	$3,046	—	0.10%	to	1.50%	0.19%	to	1.61%
2015		180	$10.33	to	$10.56	$1,869	—	0.10%	to	1.40%	-4.53%	to	-3.21%
2014	8/15/2014	3	$10.84	to	$10.85	$31	(c)	0.95%	to	1.15%	(c)		
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Janus Aspen Series Balanced Portfolio - Institutional Shares													
2016		3	$34.19	to	$52.26	$127	2.10%	0.50%	to	1.40%	3.16%	to	4.07%
2015		3	$32.92	to	$50.59	$132	2.15%	0.50%	to	1.40%	-0.79%	to	0.11%
2014		3	$32.95	to	$50.91	$147	2.00%	0.50%	to	1.40%	7.02%	to	7.96%
2013		3	$30.58	to	$47.51	$153	1.83%	0.50%	to	1.40%	18.46%	to	19.58%
2012		4	$25.63	to	$40.04	$174	3.08%	0.50%	to	1.40%	12.05%	to	13.05%
Janus Aspen Series Enterprise Portfolio - Institutional Shares													
2016		4	$37.56	to	$58.85	$238	0.72%	0.45%	to	1.25%	10.97%	to	11.85%
2015		5	$33.67	to	$53.03	$249	0.75%	0.45%	to	1.25%	2.73%	to	3.56%
2014		6	$32.59	to	$51.62	$282	0.33%	0.45%	to	1.50%	10.84%	to	12.00%
2013		7	$29.17	to	$46.45	$326	0.29%	0.45%	to	1.50%	30.42%	to	31.81%
2012		11	$22.19	to	$35.53	$365	—	0.45%	to	1.50%	15.58%	to	16.74%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares													
2016		—	$24.04	to	$32.26	$14	1.59%	0.50%	to	1.25%	1.19%	to	1.97%
2015		1	$23.58	to	$31.88	$37	2.60%	0.50%	to	1.25%	-1.02%	to	-0.28%
2014		1	$22.03	to	$32.21	$40	2.56%	0.50%	to	1.50%	3.38%	to	4.39%
2013		1	$21.24	to	$31.08	$38	5.13%	0.50%	to	1.50%	-1.62%	to	-0.62%
2012		1	$21.52	to	$31.52	$40	1.90%	0.50%	to	1.50%	6.72%	to	7.80%
Janus Aspen Series Global Research Portfolio - Institutional Shares													
2016		2	$16.19	to	$30.54	$58	0.94%	0.45%	to	1.25%	0.79%	to	1.62%
2015		3	$15.97	to	$30.30	$72	1.15%	0.45%	to	1.25%	-3.50%	to	-2.74%
2014		4	$16.46	to	$31.40	$102	1.52%	0.45%	to	1.50%	5.87%	to	6.98%
2013		6	$15.43	to	$29.59	$161	1.35%	0.45%	to	1.50%	26.46%	to	27.83%
2012		6	$12.10	to	$23.33	$135	0.80%	0.45%	to	1.50%	18.33%	to	19.52%
Janus Aspen Series Janus Portfolio - Institutional Shares													
2016		2	$15.09	to	$34.04	$52	0.41%	0.50%	to	1.25%	-0.76%	to	0.00%
2015		3	$15.15	to	$34.30	$84	1.20%	0.50%	to	1.25%	4.03%	to	4.84%
2014		3	$14.52	to	$35.95	$82	—	0.50%	to	1.25%	11.61%	to	12.40%
2013		3	$12.96	to	$32.19	$78	1.35%	0.50%	to	1.25%	28.71%	to	29.67%
2012		4	$10.04	to	$24.98	$70	—	0.50%	to	1.40%	16.99%	to	18.06%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
JPMorgan Equity Income Fund - Select Class													
2016		60	$11.99	to	$12.35	$724	2.03%	0.30%	to	1.40%	13.30%	to	14.56%
2015		23	$10.60	to	$10.78	$247	1.90%	0.30%	to	1.35%	-3.64%	to	-2.71%
2014	8/11/2014	6	$11.00	to	$11.03	$68	(c)	0.95%	to	1.25%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
JPMorgan Government Bond Fund - Select Class													
2016		93		$10.10		$942	2.88%		0.85%			0.60%	
2015		96		$10.04		$962	1.87%		0.85%			0.20%	
2014		42		$10.02		$426	1.50%		0.95%			4.59%	
2013		25		$9.58		$242	5.56%		0.95%			-4.58%	
2012	11/05/2012	1		$10.04		$10	(a)		0.95%			(a)	
Lazard International Equity Portfolio - Open Shares													
2016	5/25/2016	29	$9.65	to	$9.77	$278	(e)	0.30%	to	1.25%		(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
ClearBridge Aggressive Growth Fund - Class I													
2016		40	$10.92	to	$11.26	$440	0.60%	0.10%	to	1.25%	4.70%	to	5.93%
2015		34	$10.43	to	$10.63	$356	—	0.10%	to	1.25%	-5.35%	to	-4.23%
2014	8/15/2014	9	$11.02	to	$11.10	$96	(c)	0.10%	to	1.25%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
LKCM Aquinas Catholic Equity Fund													
2016	7/29/2016	42	$10.33	to	$10.35	$433	(e)	0.90%	to	1.25%		(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Loomis Sayles Small Cap Value Fund - Retail Class													
2016		727	$20.04	to	$22.82	$15,278	0.15%	0.00%	to	1.50%	24.24%	to	26.15%
2015		741	$16.13	to	$18.09	$12,466	0.34%	0.00%	to	1.50%	-5.01%	to	-3.57%
2014		813	$16.98	to	$18.76	$14,315	0.27%	0.00%	to	1.50%	3.47%	to	5.04%
2013		921	$16.41	to	$17.86	$15,591	0.02%	0.00%	to	1.50%	33.52%	to	35.61%
2012		838	$12.29	to	$13.17	$10,558	0.87%	0.00%	to	1.50%	14.33%	to	16.04%
Loomis Sayles Limited Term Government and Agency Fund - Class Y													
2016		118	$9.89	to	$9.98	$1,170	2.03%	0.85%	to	1.20%	-0.30%	to	0.10%
2015		121	$9.92	to	$9.97	$1,209	1.64%	0.85%	to	1.20%	-0.70%	to	-0.40%
2014	5/19/2014	37	$9.99	to	$10.01	$373	(c)	0.95%	to	1.20%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Loomis Sayles Value Fund - Class Y													
2016		2	$11.25	to	$11.43	$25	2.70%	0.65%	to	1.25%	10.19%	to	10.86%
2015		1	$10.21	to	$10.31	$10	—	0.65%	to	1.25%	-5.38%	to	-4.80%
2014	9/29/2014	—		$10.81		$0	(c)		0.95%			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Lord Abbett Developing Growth Fund - Class A													
2016		9	$20.56	to	$22.56	$195	—	0.20%	to	1.55%	-4.19%	to	-2.93%
2015		12	$21.46	to	$23.24	$277	—	0.20%	to	1.55%	-10.28%	to	-9.08%
2014		11	$23.92	to	$25.56	$274	—	0.20%	to	1.55%	1.97%	to	3.06%
2013		11	$23.49	to	$24.80	$259	—	0.20%	to	1.60%	54.74%	to	56.86%
2012		6	$15.18	to	$15.81	$93	—	0.20%	to	1.60%	8.85%	to	9.75%
Lord Abbett Core Fixed Income Fund - Class A													
2016		2	$10.97	to	$11.15	$24	2.90%	1.20%	to	1.45%	1.29%	to	1.37%
2015		4	$10.83	to	$11.11	$43	0.31%	1.00%	to	1.45%	-1.99%	to	-1.51%
2014		110	$11.05	to	$11.44	$1,258	0.15%	0.70%	to	1.45%	4.64%	to	5.03%
2013		4	$10.56	to	$10.78	$46	1.90%	0.90%	to	1.45%	-3.74%	to	-3.14%
2012		5	$10.97	to	$11.13	$59	1.80%	0.90%	to	1.45%	4.28%	to	4.90%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Short Duration Income Fund - Class R4													
2016	5/9/2016	256	$10.06	to	$10.14	$2,586	(e)	0.25%	to	1.50%		(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
Lord Abbett Mid Cap Stock Fund - Class A													
2016		36	$20.42	to	$26.75	$898	0.61%	0.20%	to	1.75%	14.70%	to	16.38%
2015		41	$18.03	to	$23.17	$866	0.89%	0.20%	to	1.65%	-5.16%	to	-3.88%
2014		53	$19.01	to	$24.26	$1,155	0.46%	0.35%	to	1.65%	10.21%	to	11.22%
2013		50	$17.14	to	$21.96	$997	0.41%	0.35%	to	1.75%	28.44%	to	29.60%
2012		63	$13.75	to	$17.02	$960	0.52%	0.55%	to	1.45%	12.89%	to	13.91%
Lord Abbett Small Cap Value Fund - Class A													
2016		40	$28.19	to	$32.28	$1,242	—	0.55%	to	1.60%	18.54%	to	19.82%
2015		45	$23.78	to	$26.94	$1,178	—	0.55%	to	1.60%	-2.74%	to	-1.71%
2014		47	$24.45	to	$27.41	$1,254	—	0.55%	to	1.60%	0.29%	to	1.33%
2013		55	$24.38	to	$27.05	$1,450	—	0.55%	to	1.60%	31.57%	to	32.92%
2012		60	$18.53	to	$20.35	$1,186	0.69%	0.55%	to	1.60%	8.81%	to	10.00%
Lord Abbett Fundamental Equity Fund - Class A													
2016		11	$19.38	to	$20.69	$213	1.19%	0.60%	to	1.55%	14.00%	to	15.07%
2015		17	$17.00	to	$18.41	$294	1.43%	0.20%	to	1.55%	-4.66%	to	-3.36%
2014		14	$17.79	to	$19.05	$265	0.76%	0.20%	to	1.60%	5.27%	to	6.72%
2013		15	$16.90	to	$17.85	$264	0.47%	0.20%	to	1.60%	34.45%	to	36.36%
2012		12	$12.57	to	$13.09	$158	0.99%	0.20%	to	1.60%	9.52%	to	10.46%
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC													
2016		3,962	$15.14	to	$29.03	$96,369	0.49%	0.10%	to	1.50%	14.66%	to	16.30%
2015		4,314	$13.13	to	$25.24	$91,575	0.58%	0.10%	to	1.50%	-5.21%	to	-3.90%
2014		4,665	$13.77	to	$26.55	$104,586	0.43%	0.00%	to	1.50%	9.87%	to	11.50%
2013		5,161	$12.46	to	$24.10	$104,684	0.40%	0.00%	to	1.50%	28.34%	to	30.40%
2012		6,044	$9.65	to	$18.71	$95,534	0.67%	0.00%	to	1.50%	12.88%	to	14.55%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
MainStay Large Cap Growth Fund - Class R3													
2016		—	$21.29			$2	—	—			-2.92%		
2015		—	$21.93			$2	—	—			5.58%		
2014		—	$20.77			$2	—	—			9.89%		
2013		34	$18.90			$637	—	—			35.97%		
2012	2/15/2012	31	$13.90			$424	(a)	—			(a)		
Massachusetts Investors Growth Stock Fund - Class A													
2016		4	$19.89	to	$22.48	$97	0.67%	0.65%	to	1.60%	4.46%	to	5.44%
2015		6	$18.59	to	$22.36	$119	1.43%	0.25%	to	1.80%	-1.41%	to	-0.27%
2014		34	$19.89	to	$22.42	$722	0.58%	0.25%	to	1.35%	10.25%	to	11.21%
2013		34	$17.90	to	$20.16	$660	0.44%	0.25%	to	1.45%	28.52%	to	29.37%
2012		49	$13.52	to	$15.05	$718	1.05%	0.60%	to	1.80%	15.41%	to	16.22%
Metropolitan West Total Return Bond Fund - Class I													
2016		1,041	$10.13			$10,546	1.90%	—			2.53%		
2015	7/14/2015	368	$9.88			$3,636	(d)	—			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
Metropolitan West Total Return Bond Fund - Class M													
2016		1,738	$10.03	to	$10.60	$17,807	1.64%	0.00%	to	1.50%	0.80%	to	2.32%
2015		1,556	$9.95	to	$10.36	$15,742	1.69%	0.00%	to	1.50%	-1.58%		
2014		1,039	$10.11	to	$10.32	$10,611	1.90%	0.25%	to	1.50%	4.53%	to	5.53%
2013	5/15/2013	358	$9.71	to	$9.77	$3,490	(b)	0.30%	to	1.25%	(b)		
2012		(b)	(b)			(b)	(b)	(b)			(b)		
MFS® New Discovery Fund - Class R3													
2016		5	$10.93	to	$11.02	$50	0.00%	0.95%	to	1.25%	7.26%	to	7.62%
2015		4	$10.19	to	$10.24	$38	0.00%	0.95%	to	1.25%	-3.32%	to	-3.12%
2014	8/13/2014	—	$10.55	to	$10.57	$1	(c)	0.95%	to	1.20%	(c)		
2013		(c)	(c)			(c)	(c)	(c)			(c)		
2012		(c)	(c)			(c)	(c)	(c)			(c)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
MFS® International Value Fund - Class R3													
2016		28	$10.50	to	$10.65	$294	2.32%	0.85%	to	1.40%	2.54%	to	3.00%
2015		9	$10.25	to	$10.34	$90	1.94%	0.85%	to	1.35%	5.02%	to	5.62%
2014	8/15/2014	1	$9.77	to	$9.78	$13	(c)	0.95%	to	1.20%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Neuberger Berman Genesis Fund - Trust Class													
2016		31	$19.53	to	$21.30	$640	0.06%	0.35%	to	1.70%	16.04%	to	17.68%
2015		29	$16.83	to	$18.10	$509	—	0.35%	to	1.70%	-1.52%	to	-0.22%
2014		27	$17.09	to	$18.14	$473	—	0.35%	to	1.70%	-1.23%	to	-0.66%
2013		11	$17.41	to	$18.26	$198	0.68%	0.35%	to	1.75%	34.54%	to	36.37%
2012		7	$12.94	to	$13.39	$95	—	0.35%	to	1.75%		8.44%	
Neuberger Berman Socially Responsive Fund - Institutional Class													
2016		121		$11.22		$1,355	1.25%		—			10.32%	
2015	7/15/2015	38		$10.17		$385	(d)		—			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Neuberger Berman Socially Responsive Fund - Trust Class													
2016		677	$16.23	to	$19.67	$12,306	1.11%	0.00%	to	1.60%	8.16%	to	9.89%
2015		707	$14.90	to	$17.95	$11,809	0.96%	0.00%	to	1.70%	-2.17%	to	-0.56%
2014		786	$15.12	to	$18.09	$13,345	0.92%	0.00%	to	1.90%	8.18%	to	10.29%
2013		930	$13.84	to	$16.45	$14,445	1.19%	0.00%	to	1.90%	35.35%	to	37.90%
2012		779	$10.12	to	$11.95	$8,855	0.80%	0.00%	to	1.90%	8.70%	to	10.88%
New Perspective Fund® - Class R-3													
2016		73	$21.39	to	$25.14	$1,718	0.43%	0.00%	to	1.25%	0.23%	to	1.49%
2015		88	$20.96	to	$24.77	$2,071	0.33%	0.00%	to	1.40%	3.56%	to	5.05%
2014		94	$20.24	to	$23.58	$2,112	0.22%	0.00%	to	1.40%	1.40%	to	2.83%
2013		110	$19.96	to	$22.93	$2,417	0.53%	0.00%	to	1.40%	24.67%	to	26.41%
2012		122	$15.94	to	$18.14	$2,123	0.61%	0.00%	to	1.45%	18.68%	to	20.37%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
New Perspective Fund® - Class R-4													
2016		5,720	$13.83	to	$26.59	$135,484	0.81%	0.00%	to	1.50%	0.32%	to	1.84%
2015		5,570	$13.70	to	$26.11	$130,637	0.67%	0.00%	to	1.50%	3.74%	to	5.34%
2014		5,427	$13.13	to	$24.79	$121,851	0.59%	0.00%	to	1.50%	1.68%	to	3.20%
2013		5,241	$12.84	to	$24.03	$114,954	0.86%	0.00%	to	1.50%	24.88%	to	26.81%
2012		5,050	$10.22	to	$18.95	$88,013	1.22%	0.00%	to	1.50%	18.94%	to	20.87%
New World Fund® - Class R-4													
2016		35	$8.98	to	$9.30	$324	1.37%	0.10%	to	1.40%	2.39%	to	3.79%
2015		21	$8.77	to	$8.96	$183	0.95%	0.10%	to	1.35%	-7.29%	to	-5.98%
2014	8/13/2014	3	$9.46	to	$9.53	$27	(c)	0.10%	to	1.25%		(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
2012		(c)	(c)			(c)	(c)	(c)				(c)	
Nuveen Global Infrastructure Fund - Class I													
2016		179	$10.27	to	$10.33	$1,841	4.47%	1.00%	to	1.20%	6.54%	to	6.83%
2015		107	$9.64	to	$9.67	$1,029	2.07%	1.00%	to	1.20%	-7.75%	to	-7.55%
2014	5/15/2014	115	$10.45	to	$10.46	$1,197	(c)	1.00%	to	1.20%		(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
2012		(c)	(c)			(c)	(c)	(c)				(c)	
Oppenheimer Capital Appreciation Fund - Class A													
2016		4	$16.25	to	$17.00	$64	0.07%	0.85%	to	1.20%	-3.50%	to	-3.19%
2015		5	$16.84	to	$17.56	$85	0.00%	0.85%	to	1.20%	2.00%	to	2.33%
2014		6	$16.51	to	$17.35	$104	0.00%	0.75%	to	1.20%	13.63%	to	14.22%
2013		7	$14.53	to	$15.42	$106	0.00%	0.60%	to	1.20%	27.79%	to	28.50%
2012		44	$11.27	to	$12.00	$520	0.65%	0.60%	to	1.30%	12.14%	to	12.99%
Oppenheimer Developing Markets Fund - Class A													
2016		3,352	$10.31	to	$80.96	$197,196	0.23%	0.00%	to	1.75%	5.05%	to	6.94%
2015		3,558	$9.74	to	$75.74	$197,414	0.38%	0.00%	to	1.75%	-15.58%	to	-14.07%
2014		3,823	$11.43	to	$88.14	$249,694	0.27%	0.00%	to	1.75%	-6.45%	to	-4.51%
2013		4,033	$12.12	to	$92.59	$280,181	0.10%	0.00%	to	1.75%	6.49%	to	8.38%
2012		4,295	$11.29	to	$85.45	$275,812	0.41%	0.00%	to	1.75%	18.73%	to	20.87%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Developing Markets Fund - Class Y													
2016		3,464	$9.89	to	$10.44	$35,494	0.53%	0.00%	to	1.25%	5.78%	to	7.08%
2015		3,532	$9.35	to	$9.75	$33,914	0.69%	0.00%	to	1.25%	-14.85%	to	-13.79%
2014		3,459	$10.98	to	$11.31	$38,711	0.62%	0.00%	to	1.25%	-5.01%	to	-4.56%
2013		3,321	$11.78	to	$11.85	$39,124	0.46%	0.00%	to	0.45%	8.17%	to	8.62%
2012	9/4/2012	3,248	$10.89	to	$10.91	$35,375	(a)	0.00%	to	0.45%		(a)	
Oppenheimer Gold & Special Minerals Fund - Class A													
2016		7	$5.32	to	$5.92	$38	8.12%	0.20%	to	1.75%	46.67%	to	48.37%
2015		6	$3.66	to	$3.99	$24	—	0.20%	to	1.65%	-24.09%	to	-23.27%
2014		4	$4.82	to	$5.20	$21	—	0.20%	to	1.75%	-16.75%	to	-15.58%
2013		3	$5.79	to	$6.16	$15	—	0.20%	to	1.75%	-48.60%	to	-47.88%
2012		1	$11.40	to	$11.82	$16	(f)	0.20%	to	1.45%		(f)	
Oppenheimer International Bond Fund - Class A													
2016		15	$10.58	to	$11.41	$163	4.02%	0.45%	to	1.55%	4.55%	to	5.45%
2015		5	$10.12	to	$10.64	$54	3.60%	0.70%	to	1.55%	-5.24%	to	-4.40%
2014		5	$10.68	to	$11.13	$57	4.04%	0.70%	to	1.55%	-1.01%	to	-0.36%
2013		13	$10.79	to	$11.17	$141	3.72%	0.70%	to	1.60%	-5.57%	to	-4.86%
2012		11	$11.49	to	$11.74	$128	3.82%	0.70%	to	1.45%	9.22%	to	9.87%
Oppenheimer International Growth Fund - Class Y													
2016		28	$8.94	to	$9.18	$255	1.80%	0.40%	to	1.40%	-3.34%	to	-2.44%
2015		12	$9.27	to	$9.41	$114	1.61%	0.40%	to	1.35%	2.09%	to	2.95%
2014	7/15/2014	1	$9.09	to	$9.11	$10	(c)	0.95%	to	1.20%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Oppenheimer International Small-Mid Company Fund - Class Y													
2016		33	$10.89	to	$11.07	$365	0.58%	0.75%	to	1.40%	-1.63%	to	-1.17%
2015		15	$11.07	to	$11.15	$163	—	0.95%	to	1.40%	13.54%	to	14.12%
2014	8/1/2014	1	$9.75	to	$9.77	$12	(c)	0.95%	to	1.40%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Main Street Fund® - Class A													
2016	5/13/2016	17		$11.02		$182	(e)		1.20%			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2016		2	$7.65	to	$15.55	$14	—	1.25%	to	1.50%	0.79%	to	1.04%
2015		2	$7.59	to	$15.39	$15	—	1.25%	to	1.50%	4.98%	to	5.34%
2014		2	$7.23	to	$14.61	$15	—	1.25%	to	1.50%	4.33%	to	4.43%
2013		4	$6.93	to	$13.99	$46	—	1.25%	to	1.50%	33.78%	to	34.26%
2012		5	$5.18	to	$10.42	$41	—	1.25%	to	1.50%	14.86%	to	15.01%
Oppenheimer Global Fund/VA													
2016		6	$19.12	to	$37.38	$211	0.98%	0.50%	to	1.80%	-1.70%	to	-0.43%
2015		7	$19.45	to	$37.54	$225	1.34%	0.50%	to	1.80%	2.10%	to	3.44%
2014		7	$19.05	to	$36.29	$222	1.24%	0.50%	to	1.80%	0.47%	to	1.77%
2013		8	$18.96	to	$35.66	$261	1.23%	0.50%	to	1.80%	25.07%	to	26.68%
2012		9	$15.16	to	$28.15	$226	2.31%	0.50%	to	1.80%	19.09%	to	20.66%
Oppenheimer Global Strategic Income Fund/VA													
2016		4	$20.94	to	$23.87	$90	4.71%	0.55%	to	1.25%	5.23%	to	5.95%
2015		4	$19.90	to	$22.34	$96	6.19%	0.60%	to	1.25%	-3.49%	to	-2.83%
2014		4	$20.62	to	$22.99	$98	4.06%	0.60%	to	1.25%	1.58%	to	2.22%
2013		5	$20.30	to	$22.49	$99	4.81%	0.60%	to	1.25%	-1.36%	to	-0.75%
2012		5	$20.58	to	$22.66	$109	5.58%	0.60%	to	1.25%	12.09%	to	12.85%
Oppenheimer Main Street Fund®/VA													
2016		4	$15.55	to	$17.90	$64	1.09%	1.25%	to	1.50%	9.97%	to	10.22%
2015		5	$14.14	to	$16.24	$66	1.43%	1.25%	to	1.50%	1.80%	to	2.01%
2014		5	$13.89	to	$15.92	$74	1.32%	1.25%	to	1.50%	9.03%	to	9.34%
2013		6	$12.74	to	$14.56	$77	1.39%	1.25%	to	1.50%	29.87%	to	30.12%
2012		7	$9.81	to	$11.19	$67	1.52%	1.25%	to	1.50%	15.14%	to	15.48%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Main Street Small Cap Fund®/VA													
2016		1,123	$18.71	to	$29.05	$27,621	0.50%	0.00%	to	1.50%	16.33%	to	18.02%
2015		1,207	$15.99	to	$24.85	$25,350	0.94%	0.00%	to	1.50%	-7.32%	to	-5.91%
2014		1,288	$17.15	to	$26.68	$28,354	0.86%	0.00%	to	1.50%	10.25%	to	12.00%
2013		1,167	$15.46	to	$24.07	$23,499	0.83%	0.00%	to	1.50%	38.93%	to	40.98%
2012		718	$11.06	to	$17.24	$10,845	0.60%	0.00%	to	1.50%	16.23%	to	18.00%
Parnassus Core Equity Fund[SM] - Investor Shares													
2016		1,499	$16.31	to	$27.64	$25,372	1.04%	0.10%	to	1.40%	8.88%	to	10.30%
2015		1,393	$14.90	to	$25.06	$21,394	2.27%	0.10%	to	1.35%	-1.89%	to	-0.63%
2014		1,120	$15.11	to	$25.22	$17,371	1.75%	0.10%	to	1.35%	12.94%	to	14.18%
2013		547	$13.33	to	$22.01	$7,389	1.50%	0.15%	to	1.35%	32.23%	to	32.77%
2012		59	$10.04	to	$16.12	$622	3.31%	0.95%	to	1.35%	13.97%	to	14.33%
Pax Balanced Fund - Individual Investor Class													
2016		2,325	$12.61	to	$19.36	$38,128	1.27%	0.00%	to	1.50%	4.20%	to	5.79%
2015		2,575	$12.03	to	$18.30	$40,388	0.85%	0.00%	to	1.50%	-2.02%	to	-0.54%
2014		2,813	$12.20	to	$18.40	$44,918	0.87%	0.00%	to	1.50%	6.38%	to	7.98%
2013		3,309	$11.40	to	$17.04	$49,414	0.81%	0.00%	to	1.50%	14.64%	to	16.39%
2012		3,574	$9.88	to	$14.64	$46,306	1.59%	0.00%	to	1.50%	9.65%	to	11.29%
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class													
2016		257	$6.04	to	$6.25	$1,570	0.97%	0.25%	to	1.50%	12.69%	to	14.05%
2015		98	$5.36	to	$5.48	$532	6.23%	0.25%	to	1.50%	-27.07%	to	-26.22%
2014	6/30/2014	2	$7.36	to	$7.38	$14	(c)	0.95%	to	1.25%		(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
2012		(c)	(c)			(c)	(c)	(c)				(c)	
PIMCO Real Return Portfolio - Administrative Class													
2016		6,498	$9.79	to	$17.12	$98,105	2.28%	0.00%	to	1.60%	3.49%	to	5.22%
2015		6,996	$9.42	to	$16.27	$101,300	3.87%	0.00%	to	1.60%	-4.23%	to	-2.69%
2014		8,463	$9.80	to	$16.72	$127,404	1.43%	0.00%	to	1.60%	1.43%	to	3.11%
2013		10,069	$12.89	to	$16.22	$148,758	1.37%	0.00%	to	1.65%	-10.68%	to	-9.22%
2012		16,021	$14.33	to	$17.87	$260,067	1.05%	0.00%	to	1.65%	7.10%	to	8.78%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer Equity Income Fund - Class Y													
2016		848		$16.83		$14,268	2.10%		0.85%			18.44%	
2015		726		$14.21		$10,306	2.05%		0.85%			-0.28%	
2014		592		$14.25		$8,438	2.94%		0.95%			12.12%	
2013		358		$12.71		$4,551	2.90%		0.95%			28.00%	
2012	9/17/2012	111		$9.93		$1,099	(a)		0.95%			(a)	
Pioneer High Yield Fund - Class A													
2016		62	$16.78	to	$20.50	$1,175	4.98%	0.20%	to	1.75%	12.17%	to	13.89%
2015		102	$14.96	to	$18.00	$1,727	4.91%	0.20%	to	1.75%	-6.56%	to	-5.06%
2014		112	$16.01	to	$18.96	$2,023	4.31%	0.20%	to	1.75%	-1.90%	to	-0.37%
2013		108	$16.32	to	$19.03	$1,966	4.83%	0.20%	to	1.75%	10.34%	to	12.07%
2012		133	$14.79	to	$16.98	$2,178	4.74%	0.20%	to	1.75%	12.99%	to	14.73%
Pioneer Strategic Income Fund - Class A													
2016		74	$12.44	to	$13.84	$992	3.08%	0.20%	to	1.75%	5.83%	to	7.37%
2015		94	$11.83	to	$12.89	$1,189	3.70%	0.20%	to	1.65%	-3.02%	to	-1.60%
2014		105	$12.15	to	$13.10	$1,354	3.84%	0.20%	to	1.75%	3.17%	to	4.38%
2013		110	$11.89	to	$12.55	$1,357	4.17%	0.20%	to	1.60%	-0.08%	to	1.29%
2012		124	$11.90	to	$12.39	$1,519	3.51%	0.20%	to	1.60%	10.11%	to	11.02%
Pioneer Emerging Markets VCT Portfolio - Class I													
2016		1,108	$5.14	to	$7.18	$7,280	0.57%	0.00%	to	1.60%	4.58%	to	6.35%
2015		1,218	$4.88	to	$6.76	$7,599	4.43%	0.00%	to	1.60%	-16.76%	to	-15.29%
2014		1,392	$5.82	to	$7.98	$10,371	0.74%	0.00%	to	1.60%	-13.99%	to	-12.31%
2013		1,506	$6.71	to	$9.13	$12,937	1.12%	0.00%	to	1.60%	-3.52%	to	-1.93%
2012		1,799	$6.91	to	$9.31	$15,901	0.52%	0.00%	to	1.60%	10.18%	to	12.03%
Pioneer Equity Income VCT Portfolio - Class I													
2016		—		$25.18		$0	5.57%		1.05%			18.55%	
2015		3		$21.24		$56	3.08%		1.05%			-0.56%	
2014	10/6/2014	—		$21.36		$9	(c)		1.05%			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer High Yield VCT Portfolio - Class I													
2016		1,026	$15.71	to	$21.32	$19,606	4.78%	0.00%	to	1.50%	12.48%	to	14.20%
2015		1,115	$13.88	to	$18.68	$18,835	4.92%	0.00%	to	1.50%	-5.37%	to	-3.90%
2014		1,311	$14.58	to	$19.47	$23,270	4.92%	0.00%	to	1.50%	-1.41%	to	0.07%
2013		1,731	$14.70	to	$19.47	$30,910	5.41%	0.00%	to	1.50%	10.38%	to	12.02%
2012		1,725	$13.24	to	$17.39	$27,738	9.42%	0.00%	to	1.50%	14.34%	to	16.06%
Prudential Jennison Utility Fund - Class Z													
2016		8	$9.84	to	$10.72	$79	2.31%	0.80%	to	1.25%	14.49%	to	14.90%
2015		5	$8.58	to	$9.26	$42	3.08%	0.95%	to	1.25%	-13.55%	to	-13.32%
2014	8/14/2014	2	$9.91	to	$10.70	$23	(c)	0.95%	to	1.25%		(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
2012		(c)	(c)			(c)	(c)	(c)				(c)	
Columbia Diversified Equity Income Fund - Class K													
2016		652	$14.49	to	$16.50	$10,001	1.45%	0.00%	to	1.50%	13.11%	to	14.82%
2015		740	$12.81	to	$14.37	$9,975	1.93%	0.00%	to	1.50%	-3.68%	to	-2.24%
2014		789	$13.30	to	$14.70	$10,975	1.26%	0.00%	to	1.50%	10.10%	to	11.79%
2013		759	$12.08	to	$13.15	$9,524	1.54%	0.00%	to	1.50%	28.78%	to	30.85%
2012		742	$9.38	to	$10.05	$7,180	2.27%	0.00%	to	1.50%	13.29%	to	14.99%
Columbia Diversified Equity Income Fund - Class R4													
2016		7	$15.70	to	$15.90	$112	1.65%	0.35%	to	0.50%		14.47%	
2015		7	$13.62	to	$14.15	$101	1.86%	0.10%	to	0.60%	-2.64%	to	-2.14%
2014		8	$13.99	to	$14.46	$114	(f)	0.10%	to	0.60%		(f)	
2013		10	$12.65	to	$12.91	$122	1.90%	0.15%	to	0.50%		30.93%	
2012		9	$9.56	to	$9.86	$88	2.56%	0.15%	to	0.80%	13.81%	to	14.65%
Royce Total Return Fund - K Class													
2016		—	$20.56			$2	(f)	1.20%				(f)	
2015		—	$16.40			$2	—	1.40%				-8.84%	
2014		—	$17.99			$2	—	1.40%				-0.39%	
2013		—	$18.06			$2	—	1.40%				30.40%	
2012		—	$13.85			$1	(f)	1.40%				(f)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Ave Maria Rising Dividend Fund													
2016		389	$10.36	to	$10.58	$4,066	1.82%	0.25%	to	1.50%	13.60%	to	15.02%
2015	9/15/2015	48	$9.12	to	$9.20	$437	(d)	0.25%	to	1.50%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
SMALLCAP World Fund® - Class R-4													
2016		1,050	$13.84	to	$15.76	$15,154	0.37%	0.00%	to	1.50%	4.14%	to	5.77%
2015		1,064	$13.29	to	$14.90	$14,703	—	0.00%	to	1.50%	1.14%	to	2.62%
2014		872	$13.14	to	$14.52	$11,841	—	0.00%	to	1.50%	0.31%	to	1.82%
2013		902	$13.10	to	$14.26	$12,144	—	0.00%	to	1.50%	27.43%	to	29.40%
2012		755	$10.28	to	$11.02	$7,942	1.55%	0.00%	to	1.50%	20.23%	to	22.04%
T. Rowe Price Institutional Large-Cap Growth Fund													
2016		1,130		$11.45		$12,935	0.35%		—			2.88%	
2015	7/14/2015	358		$11.13		$3,984	(d)		—			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
T. Rowe Price Mid-Cap Value Fund - R Class													
2016		41	$28.45	to	$31.54	$1,228	0.49%	0.10%	to	0.90%	22.63%	to	23.29%
2015		37	$23.20	to	$25.82	$910	0.62%	0.00%	to	0.90%	-4.76%	to	-3.91%
2014		41	$24.23	to	$26.87	$1,035	0.41%	0.00%	to	0.95%	9.05%	to	10.03%
2013		40	$21.36	to	$24.42	$928	0.23%	0.00%	to	1.35%	29.49%	to	30.42%
2012		44	$16.61	to	$18.49	$777	0.86%	0.10%	to	1.30%	17.39%	to	18.91%
T. Rowe Price Value Fund - Advisor Class													
2016		15		$19.50		$301	1.52%		1.00%			9.61%	
2015		14		$17.79		$254	1.37%		1.00%			-2.95%	
2014		18		$18.33		$330	0.98%		1.00%			12.04%	
2013		17		$16.36		$285	1.17%		1.00%			35.54%	
2012		19		$12.07		$226	1.50%		1.00%			17.99%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
TCW Total Return Bond Fund - Class N													
2016		597	$9.79	to	$10.12	$5,929	2.78%	0.00%	to	1.50%	-0.30%	to	1.20%
2015	9/11/2015	249	$9.90	to	$10.00	$2,471	(d)	0.00%	to	1.50%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Templeton Foreign Fund - Class A													
2016		29	$11.04	to	$18.64	$510	1.86%	0.20%	to	1.65%	9.80%	to	11.42%
2015		32	$10.00	to	$16.73	$499	0.76%	0.20%	to	1.65%	-8.63%	to	-7.31%
2014		94	$10.72	to	$18.05	$1,602	2.69%	0.20%	to	1.65%	-12.24%	to	-11.23%
2013		94	$12.19	to	$19.97	$1,820	1.60%	0.35%	to	1.75%	25.07%	to	26.71%
2012		77	$9.79	to	$15.76	$1,174	2.21%	0.35%	to	1.65%	16.61%	to	18.14%
Templeton Global Bond Fund - Advisor Class													
2016		2,462	$11.06	to	$11.28	$27,244	2.62%	0.00%	to	0.45%	6.14%	to	6.62%
2015		3,070	$10.42	to	$10.58	$32,007	3.33%	0.00%	to	0.45%	-4.49%	to	-4.08%
2014		3,491	$10.91	to	$11.03	$38,088	6.75%	0.00%	to	0.45%	1.39%	to	1.85%
2013		3,706	$10.76	to	$10.83	$39,880	4.38%	0.00%	to	0.45%	1.89%	to	2.46%
2012	9/4/2012	3,507	$10.56	to	$10.57	$37,035	(a)	0.00%	to	0.45%		(a)	
Templeton Global Bond Fund - Class A													
2016		5,636	$10.67	to	$37.06	$129,353	2.38%	0.00%	to	1.50%	4.65%	to	6.26%
2015		6,518	$10.19	to	$34.89	$144,039	3.04%	0.00%	to	1.50%	-5.71%	to	-4.23%
2014		7,637	$10.79	to	$36.44	$180,054	6.35%	0.00%	to	1.50%	0.09%	to	1.52%
2013		8,567	$10.78	to	$35.87	$200,725	4.05%	0.00%	to	1.50%	0.69%	to	2.24%
2012		8,916	$10.72	to	$35.09	$204,498	5.98%	0.00%	to	1.50%	14.03%	to	15.85%
Third Avenue Real Estate Value Fund - Institutional Class													
2016		3	$10.42	to	$10.55	$32	1.04%	0.80%	to	1.25%	4.51%	to	4.98%
2015		2	$9.99	to	$10.05	$19	—	0.80%	to	1.15%	-4.77%	to	-4.38%
2014	8/27/2014	—	$10.49	to	$10.50	$4	(c)	0.95%	to	1.15%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Thornburg International Value Fund - Class R4													
2016		0		$12.48		$3	0.29%		1.15%			-3.85%	
2015		4	$12.98	to	$13.41	$51	—	0.60%	to	1.15%	5.10%	to	5.67%
2014		4	$12.35	to	$12.69	$45	—	0.60%	to	1.15%		-6.42%	
2013		3	$13.17	to	$13.56	$46	—	0.60%	to	1.35%		13.73%	
2012		3	$11.58	to	$11.73	$34	(f)	0.90%	to	1.35%		(f)	
Touchstone Value Fund - Institutional Class													
2016		555		$11.28		$6,257	3.02%		—			13.48%	
2015	7/14/2015	160		$9.94		$1,586	(d)		—			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
USAA Precious Metals and Minerals Fund - Adviser Shares													
2016		4,024	$3.39	to	$3.70	$14,039	5.37%	0.00%	to	1.50%	43.64%	to	46.25%
2015		2,989	$2.36	to	$2.53	$7,214	—	0.00%	to	1.50%	-27.66%	to	-26.45%
2014		2,743	$3.26	to	$3.44	$9,095	1.41%	0.00%	to	1.50%	-9.70%	to	-8.51%
2013		1,843	$3.61	to	$3.76	$6,749	—	0.00%	to	1.50%	-52.19%	to	-51.42%
2012		1,062	$7.55	to	$7.74	$8,081	—	0.00%	to	1.50%	-13.42%	to	-12.05%
Diversified Value Portfolio													
2016		4	$20.15	to	$23.01	$103	2.98%	0.95%	to	2.00%	10.71%	to	11.86%
2015		6	$18.20	to	$20.57	$116	2.59%	0.95%	to	2.00%	-4.36%	to	-3.38%
2014		5	$19.03	to	$21.29	$116	1.79%	0.95%	to	2.00%	7.64%	to	8.79%
2013		5	$17.68	to	$19.57	$107	2.06%	0.95%	to	2.00%	26.83%	to	28.16%
2012		6	$13.94	to	$15.27	$87	2.37%	0.95%	to	2.00%	14.17%	to	15.42%
Equity Income Portfolio													
2016		8	$22.45	to	$25.16	$199	2.61%	1.10%	to	2.00%	12.81%	to	13.67%
2015		11	$19.90	to	$22.37	$237	2.47%	1.00%	to	2.00%	-1.14%	to	-0.13%
2014		11	$20.13	to	$22.40	$249	2.43%	1.00%	to	2.00%	9.16%	to	10.29%
2013		12	$18.44	to	$20.31	$245	3.47%	1.00%	to	2.00%	27.52%	to	28.37%
2012		29	$14.46	to	$15.64	$446	2.51%	1.10%	to	2.00%	11.15%	to	12.20%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Small Company Growth Portfolio													
2016		1	$23.25	to	$26.56	$33	0.32%	0.95%	to	2.00%	12.65%	to	13.84%
2015		1	$20.64	to	$23.33	$26	—	0.95%	to	2.00%	-4.67%	to	-3.67%
2014		1	$21.65	to	$24.22	$24	—	0.95%	to	2.00%	1.36%	to	2.41%
2013		1	$21.36	to	$23.65	$23	—	0.95%	to	2.00%	43.64%	to	45.18%
2012		2	$14.87	to	$16.29	$25	—	0.95%	to	2.00%	12.40%	to	13.60%
Victory Integrity Small-Cap Value Fund - Class Y													
2016		9	$12.10	to	$12.52	$115	0.36%	0.10%	to	1.40%	22.85%	to	24.21%
2015		5	$9.89	to	$10.08	$45	—	0.10%	to	1.25%	-7.83%	to	-6.75%
2014	8/22/2014	1	$10.75	to	$10.81	$6	(c)	0.10%	to	0.95%		(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
2012		(c)	(c)			(c)	(c)	(c)				(c)	
Victory Sycamore Established Value Fund - Class A													
2016	5/19/2016	144		$11.64		$1,674	(e)		1.20%			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
Victory Sycamore Small Company Opportunity Fund - Class R													
2016		2	$23.86	to	$24.61	$38	0.13%	0.70%	to	1.15%	27.87%	to	28.29%
2015		1	$18.66	to	$19.10	$28	—	0.75%	to	1.15%	-2.05%	to	-1.70%
2014		1	$19.05	to	$19.38	$25	—	0.80%	to	1.15%	4.96%	to	5.33%
2013		1	$18.08	to	$18.40	$20	—	0.80%	to	1.25%	30.92%	to	31.05%
2012		1	$13.81	to	$14.07	$13	—	0.60%	to	1.25%		11.23%	
Voya Balanced Portfolio - Class I													
2016		7,897	$13.32	to	$53.47	$250,957	1.78%	0.00%	to	1.95%	5.66%	to	7.83%
2015		8,705	$12.47	to	$50.06	$259,147	2.01%	0.00%	to	1.95%	-3.72%	to	-1.85%
2014		9,743	$12.82	to	$51.49	$299,629	1.64%	0.00%	to	1.95%	4.09%	to	6.20%
2013		10,790	$12.18	to	$48.94	$317,105	2.18%	0.00%	to	1.95%	14.46%	to	16.71%
2012		12,021	$10.53	to	$42.33	$305,260	3.11%	0.00%	to	1.95%	11.45%	to	13.65%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Value Fund - Class A													
2016		4	$13.77	to	$14.18	$60	2.19%	0.45%	to	1.20%	12.12%	to	12.72%
2015		7	$12.32	to	$12.58	$88	4.21%	0.45%	to	1.15%		-5.35%	
2014		—		$13.27		$7	—		0.50%			9.04%	
2013	7/12/2013	—		$12.17		$6	(b)		0.50%			(b)	
2012		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Real Estate Fund - Class A													
2016		29	$25.47	to	$31.11	$841	2.82%	0.00%	to	1.55%	1.84%	to	3.42%
2015		49	$25.01	to	$30.08	$1,406	2.51%	0.00%	to	1.55%	1.42%	to	3.01%
2014		73	$24.66	to	$29.20	$2,025	2.34%	0.00%	to	1.55%	28.17%	to	30.12%
2013		89	$19.24	to	$22.44	$1,908	2.18%	0.00%	to	1.55%	0.21%	to	1.77%
2012		92	$19.20	to	$22.05	$1,954	2.17%	0.00%	to	1.55%	13.80%	to	15.32%
Voya Large-Cap Growth Fund - Class A													
2016		7	$20.93	to	$21.34	$158	0.13%	1.00%	to	1.15%	2.30%	to	2.45%
2015		6	$20.46	to	$20.83	$124	—	1.00%	to	1.15%	4.60%	to	4.78%
2014		5	$19.56	to	$19.88	$100	—	1.00%	to	1.15%		11.58%	
2013		6		$17.53		$107	—		1.15%			26.94%	
2012	12/24/2012	5		$13.81		$63	(a)		1.15%			(a)	
Voya Floating Rate Fund - Class A													
2016	6/1/2016	14		$10.47		$149	(e)		1.20%			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
Voya GNMA Income Fund - Class A													
2016		239	$9.90	to	$18.13	$3,178	2.92%	0.25%	to	1.55%	0.08%	to	1.40%
2015		240	$10.94	to	$17.88	$3,252	3.03%	0.00%	to	1.55%	0.00%	to	1.59%
2014		257	$10.94	to	$17.64	$3,484	3.42%	0.00%	to	1.55%	3.27%	to	4.95%
2013		294	$10.58	to	$16.86	$3,821	3.38%	0.00%	to	1.55%	-3.32%	to	-1.84%
2012		338	$10.94	to	$17.22	$4,456	3.62%	0.00%	to	1.55%	1.30%	to	2.90%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Intermediate Bond Fund - Class A													
2016		48	$13.70	to	$16.74	$743	2.91%	0.00%	to	1.55%	2.16%	to	3.78%
2015		93	$13.41	to	$16.13	$1,395	2.27%	0.00%	to	1.55%	-1.25%	to	0.31%
2014		118	$13.58	to	$16.08	$1,774	2.70%	0.00%	to	1.55%	4.86%	to	6.49%
2013		141	$12.95	to	$15.10	$2,006	2.89%	0.00%	to	1.55%	-2.26%	to	-0.72%
2012		225	$13.25	to	$15.21	$3,250	4.51%	0.00%	to	1.55%	7.20%	to	8.80%
Voya Intermediate Bond Portfolio - Class I													
2016		17,504	$13.62	to	$110.70	$463,454	2.34%	0.00%	to	1.95%	2.25%	to	4.35%
2015		18,559	$13.31	to	$107.22	$477,808	4.03%	0.00%	to	1.95%	-1.33%	to	0.63%
2014		13,747	$13.45	to	$107.70	$351,128	3.27%	0.00%	to	1.95%	4.57%	to	6.63%
2013		14,430	$12.72	to	$102.02	$348,194	3.16%	0.00%	to	1.95%	-2.05%	to	0.14%
2012		16,602	$12.85	to	$103.21	$408,463	4.58%	0.00%	to	1.95%	7.24%	to	9.37%
Voya Intermediate Bond Portfolio - Class S													
2016		178		$14.81		$2,631	2.19%		0.35%			3.86%	
2015		187		$14.26		$2,668	4.66%		0.35%			-0.14%	
2014		69		$14.28		$981	3.04%		0.35%			6.17%	
2013		74		$13.45		$993	2.92%		0.35%			-0.74%	
2012		89		$13.55		$1,202	4.71%		0.35%			8.66%	
Voya Global Perspectives® Portfolio - Class I													
2016		509	$10.15	to	$10.49	$5,274	3.50%	0.25%	to	1.50%	5.28%	to	6.61%
2015		236	$9.64	to	$9.84	$2,295	2.92%	0.25%	to	1.50%	-4.84%	to	-3.62%
2014	5/12/2014	91	$10.13	to	$10.21	$922	(c)	0.25%	to	1.50%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Voya High Yield Portfolio - Adviser Class													
2016		3		$13.10		$39	7.07%		0.35%			13.81%	
2015		3		$11.51		$34	5.13%		0.35%			-2.70%	
2014		4		$11.83		$44	6.67%		0.35%			0.51%	
2013		4		$11.77		$46	6.19%		0.35%			4.81%	
2012		5		$11.23		$51	5.00%		0.35%			13.32%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya High Yield Portfolio - Institutional Class													
	2016	2,242	$12.41	to	$19.19	$31,164	6.85%	0.00%	to	1.20%	13.51%	to	14.88%
	2015	2,230	$10.85	to	$16.85	$27,564	6.30%	0.00%	to	1.20%	-3.03%	to	-1.87%
	2014	2,381	$11.11	to	$17.32	$31,277	6.41%	0.00%	to	1.20%	0.23%	to	1.45%
	2013	2,397	$11.00	to	$17.24	$31,115	6.14%	0.00%	to	1.20%	4.64%	to	5.83%
	2012	2,180	$10.44	to	$16.43	$28,658	5.51%	0.00%	to	1.10%	13.20%	to	13.31%
Voya High Yield Portfolio - Service Class													
	2016	1,084	$17.45	to	$22.28	$21,510	6.58%	0.00%	to	1.50%	12.86%	to	14.60%
	2015	1,120	$15.36	to	$19.45	$19,604	6.16%	0.00%	to	1.50%	-3.48%	to	-2.03%
	2014	1,361	$15.82	to	$19.86	$24,624	6.21%	0.00%	to	1.50%	-0.35%	to	1.21%
	2013	1,517	$15.78	to	$19.70	$27,339	5.94%	0.00%	to	1.50%	4.07%	to	5.63%
	2012	1,792	$15.08	to	$18.65	$30,849	6.94%	0.00%	to	1.50%	12.30%	to	14.08%
Voya Large Cap Growth Portfolio - Adviser Class													
	2016	6		$19.19		$121	—		0.35%			2.95%	
	2015	9		$18.64		$163	—		0.35%			5.37%	
	2014	12		$17.69		$210	—		0.35%			12.60%	
	2013	12		$15.71		$187	0.58%		0.35%			29.83%	
	2012	13		$12.10		$155	0.75%		0.35%			17.13%	
Voya Large Cap Growth Portfolio - Institutional Class													
	2016	22,383	$18.51	to	$26.03	$430,272	0.55%	0.00%	to	1.50%	2.43%	to	4.00%
	2015	23,787	$18.07	to	$25.28	$443,531	0.57%	0.00%	to	1.50%	4.78%	to	6.38%
	2014	24,580	$17.24	to	$23.99	$434,528	0.38%	0.00%	to	1.50%	11.88%	to	13.62%
	2013	16,193	$15.41	to	$21.32	$254,592	0.54%	0.00%	to	1.50%	29.01%	to	31.09%
	2012	15,966	$11.94	to	$16.43	$193,340	0.58%	0.00%	to	1.50%	16.26%	to	18.10%
Voya Large Cap Growth Portfolio - Service Class													
	2016	321	$12.36	to	$30.01	$6,892	0.28%	0.00%	to	1.50%	2.16%	to	3.70%
	2015	290	$11.96	to	$28.94	$5,927	0.35%	0.00%	to	1.50%	4.52%	to	6.12%
	2014	286	$11.31	to	$27.27	$5,413	0.24%	0.00%	to	1.35%	11.79%	to	13.35%
	2013	110	$15.63	to	$24.06	$1,972	0.52%	0.00%	to	1.40%	28.82%	to	30.64%
	2012	25	$12.06	to	$13.93	$338	0.33%	0.00%	to	1.40%	16.14%	to	17.87%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Value Portfolio - Adviser Class													
2016		2		$12.31		$21	1.80%		0.35%			12.83%	
2015		2		$10.91		$21	—		0.35%			-5.38%	
2014		2		$11.53		$24	—		0.35%			8.98%	
2013	9/6/2013	3		$10.58		$29	(b)		0.35%			(b)	
2012		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Large Cap Value Portfolio - Institutional Class													
2016		22,298	$13.26	to	$16.87	$328,460	2.34%	0.00%	to	1.95%	11.70%	to	13.93%
2015		24,918	$11.87	to	$14.81	$325,457	1.84%	0.00%	to	1.95%	-6.39%	to	-4.45%
2014		27,820	$12.68	to	$15.50	$384,229	2.12%	0.00%	to	1.95%	7.95%	to	10.09%
2013		27,029	$11.74	to	$14.08	$342,341	2.16%	0.00%	to	1.95%	28.31%	to	30.92%
2012		22,249	$9.15	to	$10.76	$217,365	2.56%	0.00%	to	1.95%	12.41%	to	14.71%
Voya Large Cap Value Portfolio - Service Class													
2016		118	$12.77	to	$15.16	$1,668	2.15%	0.10%	to	1.45%	12.02%	to	13.49%
2015		132	$11.44	to	$13.48	$1,658	1.74%	0.10%	to	1.55%	-6.12%	to	-4.77%
2014		126	$12.15	to	$14.19	$1,681	1.97%	0.10%	to	1.55%	7.99%	to	9.40%
2013		100	$11.22	to	$13.29	$1,259	1.73%	0.10%	to	1.55%	28.68%	to	30.07%
2012		72	$9.24	to	$9.91	$708	2.35%	0.50%	to	1.55%	12.55%	to	13.78%
Voya Limited Maturity Bond Portfolio - Adviser Class													
2016		1		$10.09		$10	0.48%		0.35%			0.50%	
2015		4		$10.04		$37	—		0.35%			-0.20%	
2014		2		$10.06		$19	—		0.35%			—	
2013		2		$10.06		$18	—		0.35%			—	
2012	1/23/2012	2		$10.06		$17	(a)		0.35%			(a)	
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class													
2016		768	$14.83	to	$18.76	$13,095	2.15%	0.00%	to	1.95%	6.69%	to	8.82%
2015		897	$13.76	to	$17.41	$14,188	0.97%	0.00%	to	1.95%	-2.29%	to	-0.34%
2014		1,061	$13.93	to	$17.64	$17,240	0.99%	0.00%	to	1.95%	13.13%	to	15.65%
2013		1,721	$12.19	to	$15.44	$24,438	0.97%	0.00%	to	1.95%	28.10%	to	30.74%
2012		1,794	$9.41	to	$11.93	$19,631	1.55%	0.00%	to	1.95%	8.29%	to	10.53%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Multi-Manager Large Cap Core Portfolio - Service Class													
	2016	24	$15.59	to	$17.44	$387	1.92%	0.45%	to	1.50%	6.93%	to	7.83%
	2015	26	$14.58	to	$15.68	$391	0.78%	0.75%	to	1.50%	-2.02%	to	-1.26%
	2014	25	$14.88	to	$15.88	$382	1.11%	0.75%	to	1.50%	13.24%	to	14.08%
	2013	25	$13.14	to	$13.92	$338	0.65%	0.75%	to	1.50%	28.32%	to	29.19%
	2012	26	$10.24	to	$10.73	$273	1.47%	0.80%	to	1.50%	8.70%	to	9.49%
Voya U.S. Stock Index Portfolio - Institutional Class													
	2016	1,028	$17.33	to	$25.50	$20,177	2.18%	0.00%	to	1.40%	10.10%	to	11.65%
	2015	842	$15.59	to	$22.84	$15,178	1.74%	0.00%	to	1.40%	-0.26%	to	1.11%
	2014	1,006	$15.49	to	$22.59	$19,708	2.04%	0.00%	to	1.40%	11.78%	to	13.35%
	2013	802	$13.72	to	$19.93	$14,396	2.25%	0.00%	to	1.40%	30.43%	to	32.34%
	2012	534	$10.44	to	$15.09	$7,900	1.98%	0.00%	to	1.25%	14.36%	to	15.81%
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class													
	2016	5		$10.34		$48	—		0.35%			2.89%	
	2015	4		$10.05		$38	—		0.35%			-3.18%	
	2014	4		$10.38		$43	1.85%		0.35%			1.76%	
	2013	6		$10.20		$65	—		0.35%			-9.41%	
	2012	9		$11.26		$97	—		0.35%			5.73%	
VY® Clarion Global Real Estate Portfolio - Adviser Class													
	2016	3		$12.59		$38	0.67%		0.35%			-0.16%	
	2015	1		$12.61		$7	—		0.35%			-2.32%	
	2014	1		$12.91		$7	—		0.35%			12.95%	
	2013	1		$11.43		$6	—		0.35%			2.97%	
	2012	1		$11.10		$7	—		0.35%			24.72%	
VY® Clarion Global Real Estate Portfolio - Institutional Class													
	2016	6,136	$13.03	to	$14.77	$84,613	1.41%	0.00%	to	1.50%	-0.61%	to	0.89%
	2015	6,417	$13.11	to	$14.64	$88,362	3.31%	0.00%	to	1.50%	-2.89%	to	-1.41%
	2014	6,586	$13.50	to	$14.85	$92,705	1.37%	0.00%	to	1.50%	12.41%	to	14.06%
	2013	6,640	$12.01	to	$13.02	$82,599	6.06%	0.00%	to	1.50%	2.39%	to	3.99%
	2012	6,449	$11.73	to	$12.52	$77,810	0.80%	0.00%	to	1.50%	24.21%	to	26.08%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Real Estate Portfolio - Adviser Class													
2016		6		$15.55		$90	1.52%		0.35%			3.53%	
2015		3		$15.02		$39	2.17%		0.35%			2.25%	
2014		4		$14.69		$53	2.20%		0.35%			28.97%	
2013		3		$11.39		$38	—		0.35%			1.33%	
2012		4		$11.24		$41	—		0.35%			14.69%	
VY® Clarion Real Estate Portfolio - Institutional Class													
2016		117	$16.34	to	$18.21	$2,120	1.85%	0.95%	to	1.95%	2.45%	to	3.47%
2015		129	$15.95	to	$17.60	$2,262	1.54%	0.95%	to	1.95%	1.14%	to	2.21%
2014		140	$15.77	to	$17.22	$2,409	1.61%	0.95%	to	1.95%	27.80%	to	29.09%
2013		145	$12.34	to	$13.34	$1,928	1.65%	0.95%	to	1.95%	0.24%	to	1.29%
2012		175	$12.31	to	$13.17	$2,303	1.30%	0.95%	to	1.95%	13.56%	to	14.72%
VY® Clarion Real Estate Portfolio - Service Class													
2016		3,437	$15.57	to	$19.63	$61,308	1.58%	0.00%	to	1.50%	2.70%	to	4.25%
2015		3,616	$15.07	to	$18.83	$62,453	1.32%	0.00%	to	1.50%	1.43%	to	2.95%
2014		3,889	$14.77	to	$18.29	$65,786	1.31%	0.00%	to	1.50%	27.97%	to	29.81%
2013		3,817	$11.47	to	$14.09	$50,213	1.43%	0.00%	to	1.50%	0.48%	to	2.13%
2012		4,181	$11.34	to	$13.80	$54,384	1.03%	0.00%	to	1.55%	13.69%	to	15.52%
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class													
2016		1,838	$16.44	to	$16.76	$30,214	0.77%	0.00%	to	0.45%	11.61%	to	12.03%
2015		2,139	$14.73	to	$14.96	$31,516	0.40%	0.00%	to	0.45%	-1.87%	to	-1.38%
2014		2,466	$15.01	to	$15.17	$37,011	0.43%	0.00%	to	0.45%	5.78%	to	6.23%
2013		2,570	$14.19	to	$14.28	$36,469	0.74%	0.00%	to	0.45%	35.79%	to	36.39%
2012	9/4/2012	2,655	$10.45	to	$10.47	$27,744	(a)	0.00%	to	0.45%		(a)	
VY® FMR® Diversified Mid Cap Portfolio - Service Class													
2016		2,095	$15.97	to	$26.88	$50,547	0.54%	0.00%	to	1.50%	10.10%	to	11.78%
2015		2,304	$14.42	to	$24.05	$50,269	0.17%	0.00%	to	1.50%	-3.12%	to	-1.64%
2014		2,450	$14.79	to	$24.45	$54,794	0.23%	0.00%	to	1.60%	4.34%	to	6.04%
2013		2,805	$14.08	to	$23.06	$59,652	0.47%	0.00%	to	1.60%	33.87%	to	36.01%
2012		3,077	$10.44	to	$16.96	$48,491	0.53%	0.00%	to	1.60%	12.81%	to	14.67%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Growth and Income Portfolio - Institutional Class													
2016		1,500	$17.64	to	$17.99	$26,466	2.34%	0.00%	to	0.45%	19.67%	to	20.25%
2015		1,486	$14.74	to	$14.96	$21,900	3.52%	0.00%	to	0.45%	-3.09%	to	-2.67%
2014		1,485	$15.21	to	$15.37	$22,583	1.17%	0.00%	to	0.45%	9.90%	to	10.34%
2013		886	$13.84	to	$13.93	$12,257	1.54%	0.00%	to	0.45%	33.59%	to	34.20%
2012	9/4/2012	634	$10.36	to	$10.38	$6,568	(a)	0.00%	to	0.45%		(a)	
VY® Invesco Growth and Income Portfolio - Service Class													
2016		1,315	$16.45	to	$24.09	$28,398	2.12%	0.00%	to	1.50%	18.18%	to	19.91%
2015		1,411	$13.84	to	$20.09	$25,661	3.25%	0.00%	to	1.50%	-4.41%	to	-2.90%
2014		1,427	$14.39	to	$20.69	$27,024	1.15%	0.00%	to	1.50%	8.48%	to	10.11%
2013		1,496	$13.18	to	$18.79	$25,945	1.37%	0.00%	to	1.50%	31.89%	to	33.98%
2012		1,367	$9.94	to	$14.04	$17,841	2.25%	0.00%	to	1.50%	12.91%	to	14.61%
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class													
2016		16		$16.79		$266	0.93%		0.35%			12.23%	
2015		15		$14.96		$223	0.74%		0.35%			-16.33%	
2014		18		$17.88		$321	0.68%		0.35%			0.17%	
2013		15		$17.85		$265	0.70%		0.35%			-6.40%	
2012		16		$19.07		$307	—		0.35%			18.30%	
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2016		1,109	$17.32	to	$17.58	$19,344	1.49%	0.85%	to	1.20%	11.89%	to	12.33%
2015		1,101	$15.48	to	$15.65	$17,138	1.54%	0.85%	to	1.20%	-16.55%	to	-16.31%
2014		1,208	$18.55	to	$18.70	$22,492	1.22%	0.95%	to	1.20%	-0.11%	to	0.16%
2013		1,302	$18.57	to	$18.67	$24,242	1.13%	0.95%	to	1.20%	-6.54%	to	-6.37%
2012		1,631	$19.87	to	$19.94	$32,471	—	0.95%	to	1.10%	17.99%	to	18.20%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
2016		898	$8.30	to	$22.52	$17,732	1.22%	0.00%	to	1.55%	11.21%	to	12.94%
2015		883	$7.41	to	$19.94	$15,507	1.24%	0.00%	to	1.55%	-17.04%	to	-15.78%
2014		953	$8.88	to	$23.68	$20,091	0.94%	0.00%	to	1.55%	-0.58%	to	0.97%
2013		973	$8.88	to	$23.46	$20,444	0.87%	0.00%	to	1.50%	-7.12%	to	-5.78%
2012		1,166	$9.51	to	$24.70	$26,309	—	0.00%	to	1.50%	17.35%	to	19.08%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class													
2016		2		$18.35		$28	0.16%		0.35%			20.72%	
2015		3		$15.20		$41	—		0.35%			-4.34%	
2014		1		$15.89		$24	—		0.35%			7.51%	
2013		1		$14.78		$22	—		0.35%			38.13%	
2012		1		$10.70		$16	—		0.35%			17.84%	
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2016		2,073	$18.53	to	$18.89	$38,416	0.76%	0.00%	to	0.45%	21.43%	to	21.87%
2015		1,960	$15.26	to	$15.50	$29,923	0.48%	0.00%	to	0.45%	-3.90%	to	-3.43%
2014		1,682	$15.88	to	$16.05	$26,704	0.56%	0.00%	to	0.45%	8.10%	to	8.59%
2013		1,325	$14.69	to	$14.78	$19,469	0.95%	0.00%	to	0.45%	38.72%	to	39.43%
2012	9/4/2012	851	$10.59	to	$10.60	$9,013	(a)	0.00%	to	0.45%		(a)	
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
2016		1,022	$20.36	to	$30.48	$27,747	0.47%	0.00%	to	1.65%	19.60%	to	21.61%
2015		1,002	$16.90	to	$25.07	$22,617	0.21%	0.00%	to	1.65%	-5.27%	to	-3.69%
2014		931	$17.70	to	$26.03	$22,043	0.36%	0.00%	to	1.65%	6.60%	to	8.37%
2013		816	$16.48	to	$24.02	$17,992	0.83%	0.00%	to	1.65%	36.86%	to	39.00%
2012		524	$11.97	to	$17.29	$8,402	0.25%	0.00%	to	1.50%	16.92%	to	18.67%
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class													
2016		3		$15.22		$52	1.25%		0.35%			4.60%	
2015		2		$14.55		$33	3.17%		0.35%			5.51%	
2014		2		$13.79		$30	2.99%		0.35%			3.53%	
2013		3		$13.32		$37	2.94%		0.35%			18.61%	
2012		3		$11.23		$31	4.35%		0.35%			14.94%	
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class													
2016		27		$16.62		$450	1.15%		0.35%			7.30%	
2015		28		$15.49		$429	0.96%		0.35%			4.45%	
2014		27		$14.83		$403	1.07%		0.35%			11.42%	
2013		26		$13.31		$346	1.11%		0.35%			21.33%	
2012		18		$10.97		$195	1.76%		0.35%			13.68%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2016		16,607	$16.05	to	$16.36	$266,487	1.69%	0.00%	to	0.45%	7.86%	to	8.27%
2015		14,896	$14.88	to	$15.11	$221,682	1.62%	0.00%	to	0.45%	5.01%	to	5.52%
2014		13,509	$14.17	to	$14.32	$191,423	1.63%	0.00%	to	0.45%	11.93%	to	12.40%
2013		12,616	$12.66	to	$12.74	$159,719	1.46%	0.00%	to	0.45%	21.97%	to	22.50%
2012	9/4/2012	10,830	$10.38	to	$10.40	$112,414	(a)	0.00%	to	0.45%		(a)	
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
2016		30,080	$10.54	to	$26.67	$710,826	1.39%	0.00%	to	1.55%	6.41%	to	8.08%
2015		28,031	$17.30	to	$24.69	$625,604	1.33%	0.00%	to	1.65%	3.62%	to	5.24%
2014		26,384	$16.59	to	$23.46	$564,335	1.35%	0.00%	to	1.55%	10.39%	to	12.16%
2013		25,445	$14.93	to	$20.92	$489,494	1.16%	0.00%	to	1.55%	20.31%	to	22.22%
2012		23,795	$12.33	to	$17.12	$377,748	1.56%	0.00%	to	1.55%	12.76%	to	14.52%
VY® T. Rowe Price Equity Income Portfolio - Adviser Class													
2016		67		$19.22		$1,281	1.87%		0.35%			17.91%	
2015		77		$16.30		$1,257	1.72%		0.35%			-7.60%	
2014		87		$17.64		$1,535	1.62%		0.35%			6.78%	
2013		109		$16.52		$1,793	1.34%		0.35%			28.86%	
2012		128		$12.82		$1,638	1.75%		0.35%			16.23%	
VY® T. Rowe Price Equity Income Portfolio - Service Class													
2016		4,150	$14.96	to	$31.64	$101,935	2.20%	0.00%	to	1.65%	16.82%	to	18.77%
2015		4,373	$12.71	to	$26.64	$93,280	1.97%	0.00%	to	1.65%	-8.45%	to	-6.88%
2014		5,230	$13.77	to	$28.61	$121,652	1.87%	0.00%	to	1.65%	5.70%	to	7.46%
2013		5,436	$12.93	to	$26.63	$122,461	1.61%	0.00%	to	1.65%	27.59%	to	30.09%
2012		5,641	$10.06	to	$20.53	$104,568	1.97%	0.00%	to	1.65%	15.46%	to	17.25%
VY® T. Rowe Price International Stock Portfolio - Adviser Class													
2016		9		$9.99		$89	1.10%		0.35%			1.22%	
2015		9		$9.87		$91	0.96%		0.35%			-1.69%	
2014		12		$10.04		$117	0.84%		0.35%			-1.76%	
2013		12		$10.22		$120	0.90%		0.35%			13.56%	
2012		11		$9.00		$102	—		0.35%			17.96%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price International Stock Portfolio - Service Class													
2016		445	$8.56	to	$17.60	$6,961	1.43%	0.00%	to	1.50%	0.41%	to	1.88%
2015		476	$8.48	to	$17.28	$7,397	0.97%	0.00%	to	1.50%	-2.39%	to	-0.92%
2014		484	$8.63	to	$17.44	$7,682	1.18%	0.00%	to	1.50%	-2.58%	to	-1.08%
2013		487	$8.81	to	$17.64	$7,898	1.06%	0.00%	to	1.50%	12.58%	to	14.39%
2012		527	$7.78	to	$15.43	$7,554	0.28%	0.00%	to	1.50%	17.02%	to	18.78%
VY® Templeton Global Growth Portfolio - Institutional Class													
2016		36	$9.40	to	$21.31	$713	3.95%	0.50%	to	1.40%	9.81%	to	10.64%
2015		41	$8.56	to	$19.17	$732	2.99%	0.55%	to	1.45%	-8.63%	to	-7.79%
2014		41	$9.36	to	$20.79	$806	1.36%	0.55%	to	1.45%	-3.95%	to	-3.12%
2013		39	$20.02	to	$21.46	$813	1.57%	0.55%	to	1.45%	29.08%	to	30.21%
2012		52	$15.51	to	$16.42	$841	1.94%	0.60%	to	1.45%	20.23%	to	21.27%
VY® Templeton Global Growth Portfolio - Service Class													
2016		370	$12.51	to	$14.31	$4,876	3.45%	0.00%	to	1.50%	9.26%	to	10.90%
2015		430	$11.38	to	$12.94	$5,153	2.74%	0.00%	to	1.50%	-8.95%	to	-7.55%
2014		503	$11.66	to	$14.03	$6,583	1.31%	0.00%	to	1.50%	-4.27%	to	-2.76%
2013		511	$12.10	to	$14.47	$6,959	1.65%	0.00%	to	1.50%	28.73%	to	30.65%
2012		458	$9.34	to	$11.11	$4,823	1.78%	0.00%	to	1.50%	19.93%	to	21.73%
Voya Government Money Market Portfolio - Class I													
2016		16,116	$9.41	to	$55.98	$228,794	0.08%	0.00%	to	1.80%	-1.67%	to	0.21%
2015		15,697	$9.57	to	$56.19	$226,716	—	0.00%	to	1.80%	-1.75%	to	0.09%
2014		16,143	$9.74	to	$56.50	$236,364	—	0.00%	to	1.80%	-1.51%	to	0.10%
2013		18,772	$9.87	to	$56.80	$281,491	—	0.00%	to	1.85%	-1.79%		
2012		19,232	$10.05	to	$57.08	$295,287	0.03%	0.00%	to	1.85%	-1.53%	to	0.07%
Voya Global Real Estate Fund - Class A													
2016		8	$19.87	to	$21.45	$162	3.70%	0.35%	to	1.35%	-1.24%	to	-0.23%
2015		8	$20.12	to	$21.50	$165	1.90%	0.35%	to	1.35%	-3.22%	to	-2.27%
2014		7	$20.79	to	$22.00	$151	2.10%	0.35%	to	1.35%	12.18%	to	13.01%
2013		7	$18.51	to	$19.30	$135	2.64%	0.50%	to	1.40%	2.21%	to	3.10%
2012		5	$18.11	to	$18.72	$92	5.16%	0.50%	to	1.40%	24.30%	to	24.63%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Multi-Manager International Small Cap Fund - Class A													
2016		14	$19.92	to	$22.81	$294	0.54%	0.00%	to	1.05%	-1.78%	to	-0.74%
2015		15	$19.80	to	$22.98	$318	0.62%	0.00%	to	1.25%	6.62%	to	7.99%
2014		16	$18.57	to	$21.28	$328	0.48%	0.00%	to	1.25%	-7.06%	to	-6.13%
2013		23	$20.33	to	$22.67	$500	1.53%	0.00%	to	1.10%	27.14%	to	28.51%
2012		25	$15.64	to	$17.64	$418	0.90%	0.00%	to	1.35%	18.57%	to	20.16%
Voya Multi-Manager International Small Cap Fund - Class I													
2016	6/6/2016	3	$10.13	to	$10.20	$28	(e)	0.30%	to	1.25%		(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
Voya Global Bond Portfolio - Adviser Class													
2016		20		$14.21		$285	1.55%		0.35%			5.42%	
2015		20		$13.48		$269	—		0.35%			-5.14%	
2014		19		$14.21		$272	0.34%		0.35%			-0.42%	
2013		23		$14.27		$323	1.69%		0.35%			-4.87%	
2012		26		$15.00		$388	5.74%		0.35%			6.99%	
Voya Global Bond Portfolio - Initial Class													
2016		5,458	$12.26	to	$15.78	$76,457	1.77%	0.00%	to	1.95%	4.17%	to	6.33%
2015		5,898	$11.64	to	$14.84	$78,391	—	0.00%	to	1.95%	-6.18%	to	-4.31%
2014		6,870	$12.27	to	$15.51	$96,508	0.83%	0.00%	to	1.95%	-1.54%	to	1.34%
2013		8,054	$12.33	to	$15.45	$113,498	2.06%	0.00%	to	1.95%	-6.10%	to	-2.83%
2012		10,197	$12.96	to	$16.05	$151,398	6.15%	0.00%	to	1.95%	5.04%	to	7.95%
Voya Global Bond Portfolio - Service Class													
2016		55	$11.58	to	$13.32	$704	1.52%	0.00%	to	1.50%	4.50%	to	6.05%
2015		70	$11.08	to	$12.56	$840	—	0.00%	to	1.50%	-6.00%	to	-4.56%
2014		74	$11.82	to	$13.16	$932	0.53%	0.00%	to	1.50%	-1.29%	to	0.23%
2013		76	$11.97	to	$13.18	$955	1.68%	0.00%	to	1.50%	-5.72%	to	-4.30%
2012		98	$12.68	to	$13.98	$1,301	5.93%	0.00%	to	1.50%	6.07%	to	7.38%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2025 Portfolio - Initial Class													
2016		426	$15.20	to	$20.25	$8,027	2.55%	0.10%	to	1.40%	5.68%	to	7.03%
2015		335	$14.37	to	$18.92	$5,964	2.39%	0.10%	to	1.40%	-2.65%	to	-1.36%
2014		143	$14.73	to	$19.18	$2,587	1.78%	0.10%	to	1.40%	4.51%	to	5.63%
2013		73	$14.08	to	$17.87	$1,238	1.63%	0.30%	to	1.40%	15.72%	to	16.27%
2012		32	$12.14	to	$15.12	$476	2.17%	0.95%	to	1.40%	11.73%	to	12.17%
Voya Index Solution 2025 Portfolio - Service Class													
2016		130	$14.90	to	$19.12	$2,415	2.22%	0.00%	to	1.25%	5.52%	to	6.86%
2015		125	$15.15	to	$18.01	$2,199	2.08%	0.00%	to	1.10%	-2.55%	to	-1.50%
2014		134	$15.38	to	$18.41	$2,410	1.42%	0.00%	to	1.20%	4.42%	to	5.63%
2013		64	$14.56	to	$17.47	$1,101	1.68%	0.00%	to	1.20%	16.16%	to	17.04%
2012		6	$12.44	to	$15.04	$87	1.47%	0.00%	to	0.75%	12.24%	to	13.09%
Voya Index Solution 2025 Portfolio - Service 2 Class													
2016		271	$14.97	to	$16.66	$4,345	2.06%	0.00%	to	1.55%	5.05%	to	6.73%
2015		246	$14.25	to	$15.61	$3,706	1.37%	0.00%	to	1.55%	-3.13%	to	-1.64%
2014		282	$14.71	to	$15.87	$4,350	1.72%	0.00%	to	1.55%	3.88%	to	5.52%
2013		257	$14.16	to	$15.04	$3,767	1.58%	0.00%	to	1.55%	15.12%	to	16.86%
2012		204	$12.30	to	$12.87	$2,563	1.36%	0.00%	to	1.55%	11.11%	to	12.59%
Voya Index Solution 2035 Portfolio - Initial Class													
2016		458	$16.24	to	$21.95	$9,330	2.31%	0.10%	to	1.40%	6.61%	to	8.02%
2015		374	$15.21	to	$20.44	$7,118	2.31%	0.00%	to	1.40%	-2.83%	to	-1.45%
2014		120	$16.32	to	$20.74	$2,313	1.55%	0.00%	to	1.40%	4.68%	to	6.14%
2013		72	$15.42	to	$19.54	$1,305	1.19%	0.00%	to	1.40%	20.64%	to	21.17%
2012		24	$15.41	to	$15.59	$372	1.45%	0.95%	to	1.40%	13.90%	to	14.38%
Voya Index Solution 2035 Portfolio - Service Class													
2016		188	$15.93	to	$20.74	$3,721	2.21%	0.00%	to	1.25%	6.62%	to	7.78%
2015		181	$16.07	to	$19.37	$3,385	1.87%	0.00%	to	1.10%	-2.73%	to	-1.59%
2014		88	$16.33	to	$19.82	$1,641	1.12%	0.00%	to	1.20%	4.66%	to	5.90%
2013		30	$15.42	to	$18.77	$504	1.19%	0.00%	to	1.20%	20.99%	to	21.99%
2012		13	$12.64	to	$15.50	$169	0.80%	0.00%	to	0.80%	14.22%	to	15.12%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2035 Portfolio - Service 2 Class													
2016		154	$16.04	to	$17.85	$2,640	1.92%	0.00%	to	1.55%	5.94%	to	7.59%
2015		146	$15.14	to	$16.59	$2,330	1.24%	0.00%	to	1.55%	-3.26%	to	-1.78%
2014		183	$15.65	to	$16.89	$3,006	1.54%	0.00%	to	1.55%	4.13%	to	5.83%
2013		165	$15.03	to	$15.96	$2,576	1.23%	0.00%	to	1.55%	19.86%	to	21.74%
2012		141	$12.54	to	$13.11	$1,815	1.13%	0.00%	to	1.55%	13.28%	to	14.94%
Voya Index Solution 2045 Portfolio - Initial Class													
2016		448	$16.75	to	$23.16	$9,650	2.08%	0.00%	to	1.40%	6.83%	to	8.27%
2015		328	$16.05	to	$21.39	$6,581	1.92%	0.00%	to	1.40%	-2.99%	to	-1.61%
2014		86	$16.83	to	$21.74	$1,768	0.93%	0.00%	to	1.40%	4.83%	to	6.36%
2013		20	$15.87	to	$20.44	$380	1.40%	0.00%	to	1.40%	22.64%	to	23.12%
2012		3	$15.86	to	$16.05	$48	—	0.95%	to	1.40%	14.51%	to	15.14%
Voya Index Solution 2045 Portfolio - Service Class													
2016		83	$16.48	to	$21.74	$1,755	1.90%	0.00%	to	1.25%	6.67%	to	8.02%
2015		63	$15.45	to	$20.25	$1,240	1.38%	0.00%	to	1.25%	-3.07%	to	-1.84%
2014		40	$15.94	to	$20.77	$785	1.57%	0.00%	to	1.25%	4.76%	to	6.03%
2013		20	$15.93	to	$19.65	$365	1.00%	0.00%	to	1.20%	23.10%	to	24.07%
2012		2	$12.84	to	$15.95	$34	—	0.00%	to	0.80%	14.94%	to	15.88%
Voya Index Solution 2045 Portfolio - Service 2 Class													
2016		150	$16.58	to	$18.45	$2,669	1.74%	0.00%	to	1.55%	6.21%	to	7.89%
2015		122	$15.61	to	$17.10	$2,021	0.94%	0.00%	to	1.55%	-3.46%	to	-2.01%
2014		132	$16.17	to	$17.45	$2,238	1.18%	0.00%	to	1.55%	4.32%	to	5.95%
2013		114	$15.50	to	$16.47	$1,821	1.02%	0.00%	to	1.55%	21.95%	to	23.83%
2012		101	$12.71	to	$13.30	$1,308	1.08%	0.00%	to	1.55%	13.89%	to	15.61%
Voya Index Solution 2055 Portfolio - Initial Class													
2016		134	$16.64	to	$18.14	$2,292	1.72%	0.10%	to	1.40%	6.60%	to	7.98%
2015		91	$15.61	to	$16.80	$1,459	1.27%	0.10%	to	1.40%	-2.98%	to	-1.75%
2014		26	$16.09	to	$17.10	$424	1.04%	0.10%	to	1.40%	5.09%	to	6.49%
2013		10	$15.31	to	$16.02	$153	1.16%	0.15%	to	1.40%	22.72%	to	23.10%
2012		2	$12.50	to	$12.64	$20	—	0.95%	to	1.35%		15.12%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2055 Portfolio - Service Class													
2016		60	$16.26	to	$17.97	$1,009	1.52%	0.00%	to	1.50%	6.27%	to	7.93%
2015		46	$15.30	to	$16.65	$734	1.19%	0.00%	to	1.50%	-3.41%	to	-1.94%
2014		27	$15.84	to	$16.98	$446	1.73%	0.00%	to	1.50%	4.76%	to	6.32%
2013		16	$15.12	to	$15.97	$246	0.45%	0.00%	to	1.50%	22.59%	to	24.18%
2012		16	$12.44	to	$12.86	$202	—	0.00%	to	1.25%	14.44%	to	15.86%
Voya Index Solution 2055 Portfolio - Service 2 Class													
2016		48	$16.05	to	$17.79	$831	1.52%	0.00%	to	1.55%	6.08%	to	7.69%
2015		33	$15.13	to	$16.52	$532	0.67%	0.00%	to	1.55%	-3.41%	to	-2.02%
2014		22	$15.84	to	$16.86	$368	1.03%	0.00%	to	1.35%	4.75%	to	6.10%
2013		14	$15.01	to	$15.89	$217	0.65%	0.00%	to	1.55%	22.03%	to	23.95%
2012		7	$12.30	to	$12.82	$92	—	0.00%	to	1.55%	14.35%	to	14.89%
Voya Index Solution Income Portfolio - Initial Class													
2016		237	$13.06	to	$16.62	$3,658	1.88%	0.10%	to	1.40%	3.74%	to	5.12%
2015		213	$12.57	to	$15.81	$3,153	1.16%	0.10%	to	1.40%	-2.26%	to	-1.00%
2014		31	$13.41	to	$15.97	$468	4.18%	0.10%	to	1.25%	4.91%	to	5.92%
2013	10/9/2013	1	$12.66	to	$14.45	$10	(b)	0.30%	to	1.25%		(b)	
2012		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Index Solution Income Portfolio - Service Class													
2016		59	$13.94	to	$15.70	$895	2.09%	0.00%	to	1.10%	3.81%	to	4.97%
2015		90	$13.28	to	$15.06	$1,296	0.33%	0.00%	to	1.10%	-2.20%	to	-1.12%
2014		72	$13.43	to	$15.33	$1,094	2.28%	0.00%	to	1.05%	5.04%	to	5.91%
2013		58	$12.68	to	$14.49	$833	3.56%	0.00%	to	0.80%	6.94%	to	7.73%
2012		84	$11.77	to	$13.55	$1,133	2.02%	0.00%	to	0.80%	7.63%	to	8.58%
Voya Index Solution Income Portfolio - Service 2 Class													
2016		85	$12.74	to	$14.18	$1,145	1.83%	0.00%	to	1.55%	3.24%	to	4.80%
2015		100	$12.34	to	$13.53	$1,292	0.51%	0.00%	to	1.55%	-2.83%	to	-1.24%
2014		22	$12.70	to	$13.70	$288	2.19%	0.00%	to	1.55%	4.18%	to	5.79%
2013		21	$12.19	to	$12.95	$259	2.89%	0.00%	to	1.55%	6.00%	to	7.08%
2012		19	$11.50	to	$11.86	$226	2.91%	0.50%	to	1.55%	6.68%	to	7.76%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2025 Portfolio - Adviser Class													
2016		29	$15.30	to	$15.66	$437	1.83%	0.35%	to	0.70%	4.82%	to	5.15%
2015		30	$14.55	to	$14.94	$440	3.00%	0.35%	to	0.70%	-0.99%	to	-0.61%
2014		34	$14.64	to	$15.09	$492	1.80%	0.35%	to	0.70%		4.87%	
2013		36		$13.96		$508	1.93%		0.35%			15.66%	
2012		35		$12.07		$427	2.46%		0.35%			12.80%	
Voya Solution 2025 Portfolio - Initial Class													
2016		211	$10.71	to	$13.60	$2,609	2.29%	0.00%	to	1.20%	4.79%	to	6.17%
2015		206	$10.22	to	$12.81	$2,461	4.21%	0.00%	to	1.20%	-0.97%	to	0.16%
2014		120	$10.32	to	$12.79	$1,478	4.94%	0.00%	to	1.20%	5.33%	to	5.79%
2013		66	$12.01	to	$12.09	$788	2.60%	0.00%	to	0.45%	16.04%	to	16.59%
2012	9/4/2012	50	$10.35	to	$10.37	$521	(a)	0.00%	to	0.45%		(a)	
Voya Solution 2025 Portfolio - Service Class													
2016		8,622	$12.27	to	$17.52	$135,518	2.08%	0.00%	to	1.50%	4.26%	to	5.93%
2015		8,790	$11.69	to	$16.55	$131,712	3.25%	0.00%	to	1.50%	-1.54%	to	-0.06%
2014		9,368	$11.80	to	$16.56	$142,609	2.03%	0.00%	to	1.50%	3.99%	to	5.61%
2013		9,043	$11.28	to	$15.69	$131,426	2.28%	0.00%	to	1.50%	14.56%	to	16.39%
2012		8,785	$9.79	to	$13.48	$110,500	2.73%	0.00%	to	1.50%	11.77%	to	13.49%
Voya Solution 2025 Portfolio - Service 2 Class													
2016		689	$15.13	to	$16.78	$11,067	2.07%	0.05%	to	1.55%	4.13%	to	5.73%
2015		850	$14.53	to	$15.92	$13,036	2.94%	0.00%	to	1.55%	-1.76%	to	-0.25%
2014		982	$14.79	to	$15.96	$15,200	1.82%	0.00%	to	1.55%	3.79%	to	5.42%
2013		1,019	$14.25	to	$15.14	$15,044	2.10%	0.00%	to	1.55%	14.27%	to	16.10%
2012		1,219	$12.47	to	$13.04	$15,599	2.31%	0.00%	to	1.55%	11.61%	to	13.29%
Voya Solution 2035 Portfolio - Adviser Class													
2016		24		$15.85		$386	2.44%		0.35%			5.67%	
2015		12		$15.00		$175	2.79%		0.35%			-1.12%	
2014		12		$15.17		$183	1.51%		0.35%			4.98%	
2013		15		$14.45		$215	1.25%		0.35%			19.72%	
2012		22		$12.07		$266	1.99%		0.35%			14.41%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2035 Portfolio - Initial Class													
2016		246	$10.77	to	$14.16	$3,095	2.09%	0.00%	to	1.20%	5.18%	to	6.47%
2015		303	$10.24	to	$13.30	$3,633	3.54%	0.00%	to	1.20%	-1.44%	to	-0.30%
2014		217	$10.39	to	$13.34	$2,695	2.23%	0.00%	to	1.20%	5.43%	to	5.96%
2013		142	$12.52	to	$12.59	$1,783	2.08%	0.00%	to	0.45%	20.15%	to	20.71%
2012	9/4/2012	125	$10.42	to	$10.43	$1,299	(a)	0.00%	to	0.45%		(a)	
Voya Solution 2035 Portfolio - Service Class													
2016		8,278	$12.37	to	$18.34	$136,495	2.09%	0.00%	to	1.50%	4.62%	to	6.26%
2015		8,227	$11.75	to	$17.26	$128,935	3.31%	0.00%	to	1.50%	-1.93%	to	-0.46%
2014		8,558	$11.92	to	$17.35	$136,761	2.01%	0.00%	to	1.50%	4.09%	to	5.73%
2013		8,079	$11.38	to	$16.41	$123,072	1.90%	0.00%	to	1.50%	18.60%	to	20.66%
2012		7,612	$9.54	to	$13.64	$96,949	2.16%	0.00%	to	1.50%	13.34%	to	15.11%
Voya Solution 2035 Portfolio - Service 2 Class													
2016		785	$15.90	to	$17.70	$13,278	2.00%	0.00%	to	1.55%	4.47%	to	6.12%
2015		782	$15.22	to	$16.68	$12,529	2.92%	0.00%	to	1.55%	-2.19%	to	-0.66%
2014		840	$15.56	to	$16.79	$13,637	1.95%	0.00%	to	1.55%	3.87%	to	5.53%
2013		889	$14.98	to	$15.91	$13,788	1.62%	0.00%	to	1.55%	18.33%	to	20.17%
2012		1,165	$12.66	to	$13.24	$15,155	1.94%	0.00%	to	1.55%	13.24%	to	14.93%
Voya Solution 2045 Portfolio - Adviser Class													
2016		2	$15.80	to	$16.00	$33	1.35%	0.35%	to	1.25%	4.77%	to	5.75%
2015		2	$15.08	to	$15.13	$31	2.76%	0.35%	to	1.25%	-2.33%	to	-1.50%
2014		7	$15.36	to	$15.44	$114	1.80%	0.35%	to	1.25%		5.49%	
2013		7		$14.56		$108	1.78%		0.35%			22.66%	
2012		10		$11.87		$117	1.72%		0.35%			14.80%	
Voya Solution 2045 Portfolio - Initial Class													
2016		177	$10.82	to	$14.58	$2,351	1.86%	0.00%	to	1.20%	5.36%	to	6.58%
2015		158	$10.27	to	$13.68	$2,014	2.94%	0.00%	to	1.20%	-1.72%	to	-0.58%
2014		114	$10.45	to	$13.76	$1,526	1.83%	0.00%	to	1.20%	5.83%	to	6.34%
2013		102	$12.86	to	$12.94	$1,313	1.98%	0.00%	to	0.45%		23.18%	
2012	9/4/2012	77		$10.44		$803	(a)		0.45%			(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2045 Portfolio - Service Class													
2016		6,073	$12.28	to	$18.81	$102,771	1.64%	0.00%	to	1.50%	4.85%	to	6.39%
2015		5,865	$11.64	to	$17.68	$94,100	3.16%	0.00%	to	1.50%	-2.46%	to	-0.95%
2014		5,982	$11.86	to	$17.85	$98,309	1.68%	0.00%	to	1.50%	4.51%	to	6.12%
2013		5,814	$11.28	to	$16.82	$90,698	1.67%	0.00%	to	1.50%	21.56%	to	23.77%
2012		5,506	$9.22	to	$13.63	$70,077	1.84%	0.00%	to	1.50%	13.76%	to	15.51%
Voya Solution 2045 Portfolio - Service 2 Class													
2016		446	$16.44	to	$18.30	$7,798	1.53%	0.00%	to	1.55%	4.65%	to	6.27%
2015		447	$15.71	to	$17.22	$7,401	2.88%	0.00%	to	1.55%	-2.60%	to	-1.03%
2014		473	$16.13	to	$17.40	$7,963	1.56%	0.00%	to	1.55%	4.27%	to	5.84%
2013		512	$15.47	to	$16.44	$8,217	1.31%	0.00%	to	1.55%	21.33%	to	23.24%
2012		881	$12.75	to	$13.34	$11,546	1.54%	0.00%	to	1.55%	13.64%	to	15.40%
Voya Solution 2055 Portfolio - Initial Class													
2016		85	$10.85	to	$17.92	$1,073	1.15%	0.00%	to	1.20%	5.44%	to	6.73%
2015		97	$10.29	to	$16.79	$1,180	2.35%	0.00%	to	1.20%	-1.81%	to	-0.65%
2014		57	$10.48	to	$16.90	$777	1.07%	0.00%	to	1.20%		6.09%	
2013		10		$15.60		$155	1.43%		0.45%			23.32%	
2012	9/14/2012	10		$12.65		$124	(a)		0.45%			(a)	
Voya Solution 2055 Portfolio - Service Class													
2016		1,103	$15.59	to	$17.63	$18,451	1.38%	0.00%	to	1.50%	4.86%	to	6.46%
2015		896	$14.77	to	$16.57	$14,170	2.63%	0.00%	to	1.50%	-2.31%	to	-0.84%
2014		672	$15.03	to	$16.71	$10,817	1.38%	0.00%	to	1.50%	4.63%	to	6.23%
2013		489	$14.28	to	$15.73	$7,472	1.20%	0.00%	to	1.50%	21.65%	to	23.57%
2012		272	$11.67	to	$12.73	$3,384	1.04%	0.00%	to	1.50%	13.86%	to	15.52%
Voya Solution 2055 Portfolio - Service 2 Class													
2016		86	$15.95	to	$17.22	$1,438	1.29%	0.20%	to	1.35%	4.80%	to	6.03%
2015		74	$15.18	to	$16.43	$1,174	2.33%	0.00%	to	1.40%	-2.38%	to	-1.02%
2014		55	$15.55	to	$16.60	$887	1.53%	0.00%	to	1.40%	4.64%	to	6.14%
2013		45	$14.86	to	$15.64	$683	1.07%	0.00%	to	1.40%	21.60%	to	23.34%
2012		35	$12.22	to	$12.68	$438	0.86%	0.00%	to	1.40%	13.77%	to	15.27%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Balanced Portfolio - Service Class													
2016		374	$12.39	to	$13.80	$4,837	2.32%	0.25%	to	1.50%	4.73%	to	6.07%
2015		381	$11.83	to	$13.01	$4,678	2.95%	0.25%	to	1.50%	-1.91%	to	-0.69%
2014		343	$12.06	to	$13.10	$4,280	1.93%	0.25%	to	1.50%	4.78%	to	6.07%
2013		295	$11.51	to	$12.35	$3,502	2.15%	0.25%	to	1.50%	13.92%	to	15.36%
2012		219	$10.10	to	$10.71	$2,273	1.63%	0.25%	to	1.50%	11.97%	to	13.45%
Voya Solution Income Portfolio - Adviser Class													
2016		67		$14.99		$1,009	0.97%		0.35%			3.88%	
2015		67		$14.43		$967	0.85%		0.35%			-0.62%	
2014		14		$14.52		$206	2.34%		0.35%			5.14%	
2013		16		$13.81		$221	3.35%		0.35%			6.31%	
2012		20		$12.99		$257	3.93%		0.35%			9.16%	
Voya Solution Income Portfolio - Initial Class													
2016		553	$10.51	to	$12.21	$6,602	1.24%	0.00%	to	1.20%	3.55%	to	4.81%
2015		568	$10.15	to	$11.65	$6,503	2.31%	0.00%	to	1.20%	-0.98%	to	0.17%
2014		287	$10.25	to	$11.63	$3,290	3.08%	0.00%	to	1.20%	5.50%	to	6.02%
2013		234	$10.90	to	$10.97	$2,555	3.45%	0.00%	to	0.45%	6.86%	to	7.34%
2012	9/4/2012	193	$10.20	to	$10.22	$1,968	(a)	0.00%	to	0.45%		(a)	
Voya Solution Income Portfolio - Service Class													
2016		4,322	$12.91	to	$16.38	$63,458	1.09%	0.00%	to	1.50%	2.92%	to	4.47%
2015		5,025	$12.47	to	$15.68	$71,177	1.12%	0.00%	to	1.50%	-1.40%	to	0.13%
2014		1,248	$12.57	to	$15.66	$17,739	2.64%	0.00%	to	1.50%	4.23%	to	5.81%
2013		1,106	$11.99	to	$14.81	$15,119	3.65%	0.00%	to	1.50%	5.35%	to	7.01%
2012		1,014	$11.31	to	$13.84	$13,244	5.01%	0.00%	to	1.50%	8.15%	to	9.75%
Voya Solution Income Portfolio - Service 2 Class													
2016		408	$12.85	to	$14.30	$5,591	1.03%	0.00%	to	1.55%	2.72%	to	4.30%
2015		525	$12.51	to	$13.71	$6,948	0.69%	0.00%	to	1.55%	-1.56%	to	-0.15%
2014		91	$12.82	to	$13.73	$1,210	2.23%	0.00%	to	1.40%	4.14%	to	5.62%
2013		110	$12.31	to	$13.00	$1,395	3.75%	0.00%	to	1.40%	5.38%	to	6.82%
2012		173	$11.68	to	$12.17	$2,070	4.41%	0.00%	to	1.40%	8.05%	to	9.64%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Moderately Conservative Portfolio - Service Class													
2016		501	$12.27	to	$13.67	$6,427	2.58%	0.25%	to	1.50%	4.25%	to	5.56%
2015		480	$11.77	to	$12.95	$5,865	2.60%	0.25%	to	1.50%	-1.83%	to	-0.61%
2014		493	$11.99	to	$13.03	$6,119	2.21%	0.25%	to	1.50%	3.99%	to	5.34%
2013		412	$11.53	to	$12.37	$4,900	2.79%	0.25%	to	1.50%	7.96%	to	9.28%
2012		326	$10.68	to	$11.32	$3,570	1.85%	0.25%	to	1.50%	10.33%	to	11.64%
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class													
2016		3	$26.48			$75	1.35%	0.35%			23.28%		
2015		4	$21.48			$78	1.73%	0.35%			-2.32%		
2014		7	$21.99			$153	1.37%	0.35%			11.74%		
2013		7	$19.68			$140	0.77%	0.35%			30.68%		
2012		8	$15.06			$119	0.87%	0.35%			15.67%		
VY® American Century Small-Mid Cap Value Portfolio - Initial Class													
2016		1,436	$17.78	to	$23.82	$32,821	1.52%	0.00%	to	1.40%	22.65%	to	24.39%
2015		1,077	$14.42	to	$19.15	$20,011	1.79%	0.00%	to	1.40%	-2.90%	to	-1.54%
2014		1,017	$14.77	to	$19.45	$19,231	1.62%	0.00%	to	1.40%	11.19%	to	12.75%
2013		1,158	$13.22	to	$17.25	$19,547	1.41%	0.00%	to	1.40%	29.96%	to	31.78%
2012		774	$12.65	to	$13.09	$10,028	0.02%	0.00%	to	1.40%	14.90%	to	15.43%
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
2016		2,114	$21.93	to	$39.98	$68,126	1.25%	0.00%	to	1.50%	22.22%	to	24.08%
2015		1,925	$17.84	to	$32.22	$50,668	1.50%	0.00%	to	1.55%	-3.21%	to	-1.71%
2014		2,229	$18.32	to	$32.79	$60,125	1.27%	0.00%	to	1.50%	10.79%	to	12.81%
2013		2,324	$16.43	to	$29.16	$57,450	1.13%	0.00%	to	1.50%	29.40%	to	31.40%
2012		2,169	$13.08	to	$22.20	$43,640	1.22%	0.00%	to	1.50%	14.61%	to	16.40%
VY® Baron Growth Portfolio - Adviser Class													
2016		15	$20.93			$315	—	0.35%			4.70%		
2015		17	$19.99			$336	—	0.35%			-5.62%		
2014		20	$21.18			$420	—	0.35%			3.67%		
2013		28	$20.43			$571	0.60%	0.35%			38.04%		
2012		96	$14.80			$1,419	—	0.35%			18.97%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Baron Growth Portfolio - Service Class													
	2016	4,507	$10.81	to	$34.98	$123,986	—	0.00%	to	1.50%	3.77%	to	5.33%
	2015	5,347	$10.39	to	$33.21	$142,519	0.24%	0.00%	to	1.50%	-6.43%	to	-5.00%
	2014	6,191	$11.08	to	$34.97	$175,509	0.07%	0.00%	to	1.55%	2.76%	to	4.35%
	2013	6,705	$10.75	to	$33.72	$186,035	1.30%	0.00%	to	1.55%	36.74%	to	38.89%
	2012	6,184	$11.46	to	$24.57	$129,571	—	0.00%	to	1.55%	17.77%	to	19.72%
VY® Columbia Contrarian Core Portfolio - Service Class													
	2016	453	$14.84	to	$36.92	$13,696	3.34%	0.00%	to	1.50%	6.79%	to	8.43%
	2015	519	$13.81	to	$34.06	$14,625	0.85%	0.00%	to	1.50%	1.44%	to	2.99%
	2014	554	$13.53	to	$33.07	$15,271	0.77%	0.00%	to	1.50%	11.13%	to	12.88%
	2013	598	$12.10	to	$29.32	$14,676	1.41%	0.00%	to	1.50%	32.75%	to	34.79%
	2012	653	$9.06	to	$21.76	$12,097	0.30%	0.00%	to	1.50%	10.57%	to	12.31%
VY® Columbia Small Cap Value II Portfolio - Adviser Class													
	2016	9		$18.06		$159	0.04%		0.35%			22.94%	
	2015	19		$14.69		$272	0.38%		0.35%			-3.55%	
	2014	17		$15.23		$254	0.38%		0.35%			3.75%	
	2013	18		$14.68		$270	0.73%		0.35%			39.15%	
	2012	26		$10.55		$279	0.39%		0.35%			13.56%	
VY® Columbia Small Cap Value II Portfolio - Service Class													
	2016	373	$17.78	to	$20.64	$7,084	0.26%	0.15%	to	1.50%	21.90%	to	23.34%
	2015	384	$14.50	to	$16.58	$5,950	0.36%	0.00%	to	1.50%	-4.43%	to	-2.95%
	2014	293	$15.08	to	$17.12	$4,730	0.18%	0.00%	to	1.50%	2.82%	to	4.33%
	2013	337	$14.58	to	$16.45	$5,258	0.84%	0.00%	to	1.50%	37.89%	to	40.00%
	2012	293	$10.51	to	$11.78	$3,292	0.25%	0.00%	to	1.50%	12.47%	to	14.14%
VY® Invesco Comstock Portfolio - Adviser Class													
	2016	21		$19.65		$408	2.11%		0.35%			17.10%	
	2015	26		$16.78		$429	2.20%		0.35%			-6.52%	
	2014	27		$17.95		$482	1.94%		0.35%			8.46%	
	2013	27		$16.55		$444	0.51%		0.35%			34.33%	
	2012	27		$12.32		$334	0.95%		0.35%			17.89%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Comstock Portfolio - Service Class													
	2016	2,810	$15.79	to	$26.47	$64,533	2.36%	0.00%	to	1.95%	15.44%	to	17.83%
	2015	3,201	$13.53	to	$22.74	$62,485	2.26%	0.00%	to	1.95%	-7.77%	to	-5.98%
	2014	3,702	$14.52	to	$24.48	$76,270	1.94%	0.00%	to	1.95%	6.98%	to	9.18%
	2013	3,594	$13.42	to	$22.70	$69,828	0.81%	0.00%	to	1.95%	32.35%	to	35.10%
	2012	3,281	$10.03	to	$17.01	$48,799	1.24%	0.00%	to	1.95%	16.31%	to	18.73%
VY® Invesco Equity and Income Portfolio - Adviser Class													
	2016	81		$19.61		$1,585	1.55%		0.35%			14.28%	
	2015	89		$17.16		$1,534	1.81%		0.35%			-2.89%	
	2014	95		$17.67		$1,674	1.61%		0.35%			8.07%	
	2013	50		$16.35		$811	1.05%		0.35%			23.86%	
	2012	54		$13.20		$712	1.62%		0.35%			11.86%	
VY® Invesco Equity and Income Portfolio - Initial Class													
	2016	16,739	$11.35	to	$23.69	$320,439	1.99%	0.00%	to	1.95%	13.03%	to	15.28%
	2015	18,498	$9.93	to	$20.55	$310,862	2.22%	0.00%	to	1.95%	-3.95%	to	-2.03%
	2014	20,175	$10.23	to	$20.91	$350,430	1.75%	0.00%	to	1.95%	1.44%	to	11.71%
	2013	15,175	$13.78	to	$19.26	$260,310	1.40%	0.00%	to	1.95%	20.81%	to	30.53%
	2012	16,784	$11.13	to	$15.37	$232,827	2.34%	0.00%	to	1.95%	5.06%	to	12.81%
VY® Invesco Equity and Income Portfolio - Service Class													
	2016	115	$11.58	to	$66.49	$1,687	1.84%	0.00%	to	1.25%	13.53%	to	14.99%
	2015	110	$10.20	to	$58.25	$1,429	1.46%	0.00%	to	1.25%	-3.50%	to	-2.25%
	2014	229	$10.57	to	$60.47	$3,362	3.93%	0.00%	to	1.25%		7.61%	
	2013	6	$52.41	to	$54.02	$300	1.04%	1.00%	to	1.25%	23.09%	to	23.39%
	2012	6	$42.58	to	$43.78	$277	1.98%	1.00%	to	1.25%	11.12%	to	11.40%
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class													
	2016	14		$24.47		$344	0.46%		0.35%			14.03%	
	2015	14		$21.46		$301	0.28%		0.35%			-3.59%	
	2014	18		$22.26		$406	0.52%		0.35%			14.27%	
	2013	19		$19.48		$364	0.28%		0.35%			30.74%	
	2012	23		$14.90		$348	0.61%		0.35%			19.30%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Mid Cap Value Portfolio - Initial Class													
2016		510		$16.54		$8,433	0.95%		0.85%			13.99%	
2015		490		$14.51		$7,118	0.92%		0.85%			-3.65%	
2014		461		$15.06		$6,939	1.19%		0.95%			14.18%	
2013		375		$13.19		$4,945	1.27%		0.95%			30.72%	
2012	9/14/2012	90		$10.09		$904	(a)		0.95%			(a)	
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
2016		1,997	$19.30	to	$39.90	$67,799	0.67%	0.00%	to	1.50%	12.99%	to	14.70%
2015		2,065	$16.98	to	$34.79	$61,629	0.61%	0.00%	to	1.55%	-4.51%	to	-3.01%
2014		2,205	$17.67	to	$35.87	$68,476	0.84%	0.00%	to	1.55%	13.20%	to	14.99%
2013		2,217	$15.51	to	$31.20	$60,174	0.65%	0.00%	to	1.55%	29.54%	to	31.58%
2012		1,951	$11.89	to	$23.72	$40,437	0.76%	0.00%	to	1.55%	18.23%	to	20.04%
VY® Oppenheimer Global Portfolio - Adviser Class													
2016		21		$17.61		$373	0.75%		0.35%			-0.62%	
2015		30		$17.72		$532	1.10%		0.35%			3.20%	
2014		33		$17.17		$559	0.86%		0.35%			1.48%	
2013		36		$16.92		$609	0.99%		0.35%			25.99%	
2012		45		$13.43		$601	0.90%		0.35%			20.77%	
VY® Oppenheimer Global Portfolio - Initial Class													
2016		26,549	$13.17	to	$22.67	$512,098	1.18%	0.00%	to	1.80%	-1.57%	to	0.23%
2015		28,813	$13.26	to	$22.62	$561,053	1.50%	0.00%	to	1.80%	2.29%	to	4.13%
2014		30,400	$12.85	to	$21.68	$576,327	1.18%	0.00%	to	1.80%	-2.86%	to	5.83%
2013		33,227	$12.67	to	$21.19	$621,059	1.36%	0.00%	to	1.80%	17.76%	to	32.35%
2012		36,131	$10.06	to	$16.66	$540,715	1.29%	0.00%	to	1.80%	15.61%	to	21.70%
VY® Oppenheimer Global Portfolio - Service Class													
2016		49	$21.53	to	$22.33	$1,103	0.93%	1.00%	to	1.25%	-1.24%	to	-1.02%
2015		51	$21.80	to	$22.56	$1,159	1.33%	1.00%	to	1.25%	2.54%	to	2.78%
2014		50	$21.26	to	$21.95	$1,101	1.02%	1.00%	to	1.25%	0.81%	to	1.11%
2013		49	$21.09	to	$21.71	$1,061	1.17%	1.00%	to	1.25%	25.31%	to	25.56%
2012		47	$16.83	to	$17.29	$815	1.10%	1.00%	to	1.25%	19.79%	to	20.15%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Pioneer High Yield Portfolio - Initial Class													
2016		1,665	$18.24	to	$22.53	$33,378	5.04%	0.00%	to	1.95%	12.09%	to	14.31%
2015		1,881	$16.11	to	$19.71	$33,264	5.22%	0.00%	to	1.95%	-6.49%	to	-4.61%
2014		2,359	$17.04	to	$20.67	$43,987	5.14%	0.00%	to	1.95%	-1.64%	to	0.34%
2013		1,896	$17.14	to	$20.60	$35,918	4.80%	0.00%	to	1.95%	10.14%	to	12.34%
2012		1,358	$15.39	to	$18.34	$23,376	6.02%	0.00%	to	1.95%	13.96%	to	16.22%
VY® Pioneer High Yield Portfolio - Service Class													
2016		41	$19.18	to	$21.34	$856	4.62%	0.25%	to	1.25%	12.49%	to	13.63%
2015		41	$16.89	to	$18.78	$756	4.92%	0.25%	to	1.35%	-6.06%	to	-5.06%
2014		41	$17.98	to	$19.78	$788	4.71%	0.25%	to	1.35%	-1.21%	to	-0.15%
2013		36	$18.20	to	$19.81	$698	4.30%	0.25%	to	1.35%	10.68%	to	11.38%
2012		27	$16.41	to	$17.31	$466	5.82%	0.60%	to	1.40%	14.35%	to	15.08%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class													
2016		14		$23.34		$319	0.02%		0.35%			6.58%	
2015		17		$21.90		$379	—		0.35%			1.15%	
2014		18		$21.65		$386	—		0.35%			10.91%	
2013		20		$19.52		$389	0.23%		0.35%			33.97%	
2012		32		$14.57		$465	—		0.35%			15.27%	
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2016		15,939	$18.00	to	$28.44	$389,971	0.31%	0.00%	to	1.50%	5.84%	to	7.44%
2015		17,153	$16.91	to	$26.48	$394,816	—	0.00%	to	1.50%	0.46%	to	2.04%
2014		17,649	$16.72	to	$25.96	$404,023	0.27%	0.00%	to	1.50%	4.50%	to	14.29%
2013		18,991	$15.09	to	$23.21	$393,263	0.29%	0.00%	to	1.50%	29.45%	to	38.68%
2012		20,973	$11.26	to	$17.17	$324,303	0.52%	0.00%	to	1.50%	11.41%	to	16.10%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class													
2016		50	$17.20	to	$26.17	$1,069	0.09%	0.25%	to	1.25%	5.91%	to	6.82%
2015		50	$16.24	to	$25.21	$994	—	0.00%	to	1.30%	0.42%	to	1.69%
2014		53	$16.17	to	$24.79	$1,070	—	0.00%	to	1.30%	10.19%	to	11.67%
2013		48	$14.67	to	$22.20	$859	0.14%	0.00%	to	1.30%	33.06%	to	34.71%
2012		43	$11.02	to	$16.48	$586	0.17%	0.00%	to	1.30%	14.43%	to	15.89%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class													
2016		50		$22.52		$1,119	—		0.35%			0.67%	
2015		64		$22.37		$1,424	—		0.35%			9.87%	
2014		73		$20.36		$1,484	—		0.35%			7.78%	
2013		83		$18.89		$1,561	—		0.35%			38.08%	
2012		89		$13.68		$1,224	—		0.35%			17.93%	
VY® T. Rowe Price Growth Equity Portfolio - Initial Class													
2016		9,257	$17.55	to	$54.56	$359,212	—	0.00%	to	1.50%	0.00%	to	1.51%
2015		9,740	$17.48	to	$53.79	$381,587	—	0.00%	to	1.50%	9.13%	to	10.83%
2014		9,293	$15.91	to	$48.96	$337,335	—	0.00%	to	1.50%	7.06%	to	8.71%
2013		9,672	$14.77	to	$45.48	$326,039	0.02%	0.00%	to	1.50%	37.17%	to	39.28%
2012		9,885	$10.71	to	$32.97	$247,651	0.17%	0.00%	to	1.50%	17.11%	to	18.92%
VY® T. Rowe Price Growth Equity Portfolio - Service Class													
2016		139	$22.17	to	$26.75	$3,555	—	0.00%	to	1.45%	-0.18%	to	1.25%
2015		167	$22.21	to	$26.69	$4,226	—	0.00%	to	1.45%	8.93%	to	10.55%
2014		180	$20.39	to	$24.39	$4,148	—	0.00%	to	1.45%	6.87%	to	8.40%
2013		182	$18.89	to	$22.72	$3,895	0.03%	0.00%	to	1.55%	36.78%	to	38.90%
2012		176	$13.81	to	$16.52	$2,729	—	0.00%	to	1.55%	16.74%	to	18.62%
VY® Templeton Foreign Equity Portfolio - Adviser Class													
2016		23		$9.81		$223	2.36%		0.35%			1.03%	
2015		36		$9.71		$345	3.71%		0.35%			-4.15%	
2014		40		$10.13		$409	2.11%		0.35%			-7.40%	
2013		49		$10.94		$539	1.09%		0.35%			19.30%	
2012		61		$9.17		$562	1.18%		0.35%			17.87%	
VY® Templeton Foreign Equity Portfolio - Initial Class													
2016		8,386	$9.20	to	$10.56	$81,205	3.37%	0.00%	to	1.50%	0.32%	to	1.83%
2015		9,214	$9.17	to	$10.37	$88,438	4.05%	0.00%	to	1.50%	-4.85%	to	-3.36%
2014		9,958	$9.63	to	$10.73	$99,808	2.55%	0.00%	to	1.50%	-7.97%	to	-6.53%
2013		10,606	$10.46	to	$11.48	$114,872	1.48%	0.00%	to	1.50%	18.46%	to	20.21%
2012		11,465	$8.83	to	$9.55	$104,253	1.62%	0.00%	to	1.50%	17.08%	to	18.93%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Foreign Equity Portfolio - Service Class													
2016		21	$11.13	to	$12.45	$250	2.70%	0.10%	to	1.15%	0.45%	to	1.47%
2015		26	$10.82	to	$12.39	$308	3.77%	0.00%	to	1.40%	-4.84%	to	-3.50%
2014		26	$11.37	to	$12.84	$328	2.03%	0.00%	to	1.40%	-8.23%	to	-6.89%
2013		27	$12.39	to	$13.79	$362	1.24%	0.00%	to	1.40%	18.34%	to	19.91%
2012		25	$10.47	to	$11.50	$284	2.16%	0.00%	to	1.40%	16.98%	to	18.68%
Voya Corporate Leaders 100 Fund - Class I													
2016		330	$10.57	to	$10.79	$3,517	2.48%	0.25%	to	1.50%	10.10%	to	11.47%
2015	6/29/2015	153	$9.60	to	$9.68	$1,470	(d)	0.25%	to	1.50%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Strategic Allocation Conservative Portfolio - Class I													
2016		1,361	$13.41	to	$30.51	$31,090	2.97%	0.00%	to	1.50%	4.11%	to	5.68%
2015		1,536	$12.81	to	$28.87	$33,353	3.30%	0.00%	to	1.50%	-1.71%	to	-0.15%
2014		1,725	$12.95	to	$28.93	$38,249	2.71%	0.00%	to	1.50%	4.98%	to	6.63%
2013		1,821	$12.26	to	$27.13	$37,570	2.58%	0.00%	to	1.60%	10.41%	to	12.39%
2012		1,798	$11.03	to	$24.14	$33,238	2.70%	0.00%	to	1.70%	10.62%	to	12.32%
Voya Strategic Allocation Growth Portfolio - Class I													
2016		3,025	$12.80	to	$32.70	$69,555	2.66%	0.00%	to	1.95%	4.81%	to	6.93%
2015		3,234	$12.08	to	$30.58	$70,037	2.67%	0.00%	to	1.95%	-3.06%	to	-1.20%
2014		3,394	$12.34	to	$30.84	$75,559	2.04%	0.00%	to	1.95%	4.45%	to	6.63%
2013		3,607	$11.68	to	$28.95	$76,061	1.71%	0.00%	to	1.95%	20.03%	to	22.45%
2012		3,688	$9.63	to	$23.66	$64,806	1.57%	0.00%	to	1.95%	12.70%	to	15.09%
Voya Strategic Allocation Moderate Portfolio - Class I													
2016		2,828	$13.06	to	$31.20	$62,777	2.66%	0.00%	to	1.50%	5.02%	to	6.68%
2015		3,023	$12.36	to	$29.26	$63,542	2.91%	0.00%	to	1.70%	-2.06%	to	-0.53%
2014		3,238	$12.54	to	$29.32	$68,770	2.33%	0.00%	to	1.60%	4.94%	to	6.71%
2013		3,358	$11.86	to	$27.50	$67,281	2.15%	0.00%	to	1.60%	14.74%	to	16.58%
2012		3,554	$10.27	to	$23.66	$61,420	2.13%	0.00%	to	1.70%	11.85%	to	13.66%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class A													
2016		78		$16.80		$1,308	1.48%		0.35%			8.88%	
2015		91		$15.43		$1,408	1.53%		0.35%			-2.16%	
2014		101		$15.77		$1,598	1.56%		0.35%			9.82%	
2013		111		$14.36		$1,598	1.09%		0.35%			29.60%	
2012		71		$11.08		$785	1.34%		0.35%			14.82%	
Voya Growth and Income Portfolio - Class I													
2016		30,717	$15.28	to	$533.22	$1,180,483	1.95%	0.00%	to	1.95%	7.66%	to	9.77%
2015		34,119	$14.05	to	$490.34	$1,206,913	1.98%	0.00%	to	1.95%	-3.39%	to	-1.38%
2014		37,723	$14.38	to	$502.14	$1,371,748	1.94%	0.00%	to	1.95%	8.58%	to	10.72%
2013		41,976	$13.11	to	$457.82	$1,391,126	1.38%	0.00%	to	1.95%	28.10%	to	31.00%
2012		42,100	$10.12	to	$353.70	$1,068,514	1.84%	0.00%	to	1.95%	13.53%	to	15.77%
Voya Growth and Income Portfolio - Class S													
2016		16	$16.13	to	$24.41	$335	1.86%	0.10%	to	1.45%	8.11%	to	9.35%
2015		15	$14.89	to	$22.41	$290	1.75%	0.10%	to	1.55%	-3.12%	to	-1.77%
2014		15	$15.29	to	$22.95	$281	1.62%	0.10%	to	1.55%	8.70%	to	10.33%
2013		12	$13.98	to	$20.81	$212	0.06%	0.10%	to	1.55%	28.36%	to	30.26%
2012		533	$10.84	to	$16.04	$6,121	1.47%	0.00%	to	1.55%	13.73%	to	15.45%
Voya Global Equity Portfolio - Class I													
2016		8,952	$9.71	to	$10.05	$88,186	2.79%	0.00%	to	1.55%	4.40%	to	6.03%
2015	03/09/2015	10,297	$9.31	to	$9.49	$96,475	(d)	0.00%	to	1.50%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Global Equity Portfolio - Class S													
2016		1,119	$10.04	to	$10.30	$11,258	2.53%	0.00%	to	1.25%	4.47%	to	5.75%
2015	03/09/2015	1,241	$9.60	to	$9.74	$11,940	(d)	0.00%	to	1.40%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus LargeCap Portfolio - Class I													
2016		10,427	$14.35	to	$41.70	$332,137	1.66%	0.00%	to	1.95%	8.14%	to	10.29%
2015		11,108	$13.21	to	$37.81	$323,462	1.62%	0.00%	to	1.95%	-1.16%	to	0.85%
2014		11,978	$13.30	to	$37.36	$348,666	1.47%	0.00%	to	1.95%	11.70%	to	13.92%
2013		12,649	$11.85	to	$32.83	$325,012	1.82%	0.00%	to	1.95%	30.24%	to	32.92%
2012		13,613	$9.05	to	$24.77	$269,213	1.66%	0.00%	to	1.95%	12.30%	to	14.50%
Voya Index Plus LargeCap Portfolio - Class S													
2016		15		$19.52		$298	1.44%		0.35%			9.60%	
2015		16		$17.81		$282	1.33%		0.35%			0.28%	
2014		18		$17.76		$318	1.23%		0.35%			13.12%	
2013		21		$15.70		$335	1.42%		0.35%			32.27%	
2012		31		$11.87		$368	1.60%		0.35%			13.70%	
Voya Index Plus MidCap Portfolio - Class I													
2016		8,805	$17.96	to	$53.51	$361,836	0.99%	0.00%	to	1.95%	15.87%	to	18.18%
2015		9,192	$15.34	to	$45.29	$327,049	0.95%	0.00%	to	1.95%	-3.69%	to	-1.78%
2014		9,910	$15.76	to	$46.11	$366,118	0.77%	0.00%	to	1.95%	7.44%	to	9.90%
2013		10,694	$14.52	to	$42.09	$365,883	1.15%	0.00%	to	1.95%	31.89%	to	34.56%
2012		11,422	$10.89	to	$31.28	$298,981	0.91%	0.00%	to	1.95%	15.57%	to	17.73%
Voya Index Plus MidCap Portfolio - Class S													
2016		13		$22.19		$282	0.88%		0.35%			17.41%	
2015		16		$18.90		$300	0.60%		0.35%			-2.43%	
2014		19		$19.37		$364	0.69%		0.35%			8.94%	
2013		28		$17.78		$503	0.90%		0.35%			33.78%	
2012		29		$13.29		$387	0.52%		0.35%			16.99%	
Voya Index Plus SmallCap Portfolio - Class I													
2016		5,041	$18.31	to	$40.21	$163,309	0.81%	0.00%	to	1.95%	24.85%	to	27.36%
2015		5,220	$14.51	to	$31.58	$133,988	0.91%	0.00%	to	1.95%	-5.09%	to	-3.19%
2014		5,601	$15.13	to	$32.63	$149,688	0.63%	0.00%	to	1.95%	3.40%	to	5.43%
2013		6,051	$14.48	to	$30.95	$154,881	0.94%	0.00%	to	1.95%	39.95%	to	42.71%
2012		6,083	$10.24	to	$21.69	$109,978	0.58%	0.00%	to	1.95%	10.36%	to	12.38%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus SmallCap Portfolio - Class S													
2016		13		$21.30		$275	0.61%		0.35%			26.56%	
2015		16		$16.83		$276	0.72%		0.35%			-3.83%	
2014		16		$17.50		$278	0.39%		0.35%			4.92%	
2013		14		$16.68		$236	0.49%		0.35%			41.72%	
2012		15		$11.77		$176	—		0.35%			11.78%	
Voya International Index Portfolio - Class I													
2016		3,133	$8.49	to	$16.14	$29,891	3.03%	0.00%	to	1.65%	-0.82%	to	0.82%
2015		3,113	$8.56	to	$16.16	$29,868	3.32%	0.00%	to	1.65%	-2.51%	to	-0.92%
2014		2,753	$8.78	to	$16.46	$26,942	0.83%	0.00%	to	1.65%	-7.48%	to	-5.95%
2013		2,524	$9.41	to	$17.67	$26,714	2.24%	0.00%	to	1.80%	19.26%	to	21.45%
2012		2,347	$7.89	to	$14.68	$20,592	2.78%	0.00%	to	1.80%	16.54%	to	18.84%
Voya International Index Portfolio - Class S													
2016		—		$15.76		$7	2.76%		0.35%			0.19%	
2015		—		$15.73		$7	—		0.35%			-1.38%	
2014		—		$15.95		$7	—		0.35%			-6.51%	
2013		—		$17.06		$6	—		0.35%			20.65%	
2012		—		$14.14		$5	—		0.35%			18.03%	
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2016		1,518	$25.96	to	$29.12	$40,899	1.20%	0.00%	to	1.50%	4.97%	to	6.59%
2015		1,069	$24.73	to	$27.32	$27,315	1.14%	0.00%	to	1.50%	6.00%	to	7.60%
2014		769	$23.33	to	$25.39	$18,455	1.11%	0.00%	to	1.50%	11.41%	to	13.10%
2013		563	$20.94	to	$22.45	$12,039	1.35%	0.00%	to	1.50%	30.06%	to	31.98%
2012		547	$16.10	to	$17.01	$8,965	1.14%	0.00%	to	1.50%	12.75%	to	14.47%
Voya Russell™ Large Cap Growth Index Portfolio - Class S													
2016		43	$26.08	to	$28.59	$1,182	1.07%	0.00%	to	1.20%	5.03%	to	6.32%
2015		45	$24.99	to	$26.89	$1,170	0.90%	0.00%	to	1.10%	6.16%	to	7.39%
2014		43	$23.54	to	$25.04	$1,040	1.10%	0.00%	to	1.10%	11.95%	to	12.74%
2013		45	$21.00	to	$22.21	$956	1.17%	0.00%	to	1.20%	30.17%	to	31.71%
2012		36	$16.02	to	$16.87	$585	0.86%	0.00%	to	1.35%	12.78%	to	14.26%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Index Portfolio - Class I													
	2016	5,397	$16.11	to	$18.56	$93,725	1.75%	0.00%	to	1.70%	9.07%	to	10.94%
	2015	3,955	$14.77	to	$16.73	$62,008	1.62%	0.00%	to	1.70%	0.47%	to	2.07%
	2014	3,365	$14.76	to	$16.39	$52,083	1.45%	0.00%	to	1.65%	11.06%	to	12.96%
	2013	2,704	$13.18	to	$14.51	$37,350	1.48%	0.00%	to	1.80%	29.72%	to	32.03%
	2012	2,210	$10.16	to	$10.99	$23,318	2.28%	0.00%	to	1.80%	13.39%	to	15.56%
Voya Russell™ Large Cap Index Portfolio - Class S													
	2016	15		$26.33		$400	1.61%		0.95%			9.66%	
	2015	16		$24.01		$389	1.50%		0.95%			0.84%	
	2014	17		$23.81		$412	0.95%		0.95%			11.52%	
	2013	10		$21.35		$221	0.70%		0.95%			30.50%	
	2012	4		$16.36		$65	2.70%		0.95%			14.17%	
Voya Russell™ Large Cap Value Index Portfolio - Class I													
	2016	21	$23.44	to	$23.62	$490	1.62%	1.15%	to	1.25%	14.17%	to	14.33%
	2015	21	$20.53	to	$20.66	$440	1.67%	1.15%	to	1.25%	-4.69%	to	-4.62%
	2014	18	$21.54	to	$21.66	$399	1.57%	1.15%	to	1.25%	11.03%	to	11.13%
	2013	19	$19.40	to	$19.49	$365	1.61%	1.15%	to	1.25%	30.20%	to	30.37%
	2012	17	$14.90	to	$14.95	$255	1.82%	1.15%	to	1.25%	14.79%	to	14.91%
Voya Russell™ Large Cap Value Index Portfolio - Class S													
	2016	571	$22.55	to	$25.29	$13,396	1.30%	0.00%	to	1.50%	13.60%	to	15.32%
	2015	463	$19.85	to	$21.93	$9,518	1.46%	0.00%	to	1.50%	-5.21%	to	-3.77%
	2014	382	$20.94	to	$22.79	$8,242	1.23%	0.00%	to	1.50%	10.56%	to	12.21%
	2013	312	$18.94	to	$20.31	$6,058	1.54%	0.00%	to	1.50%	29.46%	to	31.46%
	2012	264	$14.63	to	$15.45	$3,936	1.55%	0.00%	to	1.50%	14.21%	to	15.90%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
	2016	473	$26.02	to	$29.18	$12,817	0.69%	0.00%	to	1.50%	5.26%	to	6.81%
	2015	434	$24.72	to	$27.32	$11,132	0.71%	0.00%	to	1.50%	-2.29%	to	-0.76%
	2014	387	$25.30	to	$27.53	$10,138	0.21%	0.00%	to	1.50%	9.48%	to	11.10%
	2013	358	$23.11	to	$24.78	$8,513	0.67%	0.00%	to	1.50%	32.89%	to	34.89%
	2012	325	$17.39	to	$18.37	$5,776	0.35%	0.00%	to	1.50%	13.73%	to	15.46%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Mid Cap Index Portfolio - Class I													
2016		5,610	$11.17	to	$20.03	$105,572	1.26%	0.00%	to	1.70%	11.48%	to	13.42%
2015		4,628	$15.39	to	$17.66	$77,658	1.28%	0.00%	to	1.80%	-4.42%	to	-2.81%
2014		3,618	$16.29	to	$18.17	$62,848	0.96%	0.00%	to	1.65%	10.89%	to	12.72%
2013		2,845	$14.57	to	$16.12	$44,130	1.11%	0.00%	to	1.80%	31.86%	to	34.11%
2012		2,011	$11.05	to	$12.02	$23,380	0.87%	0.00%	to	1.80%	14.86%	to	17.04%
Voya Russell™ Small Cap Index Portfolio - Class I													
2016		2,347	$12.42	to	$21.04	$45,782	1.24%	0.00%	to	1.70%	19.07%	to	21.13%
2015		2,082	$15.26	to	$17.37	$33,953	1.07%	0.00%	to	1.70%	-6.13%	to	-4.56%
2014		1,730	$16.31	to	$18.20	$29,802	0.98%	0.00%	to	1.65%	3.23%	to	4.96%
2013		1,437	$15.67	to	$17.34	$23,761	1.25%	0.00%	to	1.80%	36.26%	to	38.72%
2012		1,049	$11.50	to	$12.50	$12,589	0.79%	0.00%	to	1.80%	13.97%	to	16.06%
Voya Small Company Portfolio - Class I													
2016		3,641	$19.75	to	$69.93	$169,597	0.42%	0.00%	to	1.50%	22.62%	to	24.50%
2015		3,689	$16.01	to	$56.17	$140,805	0.50%	0.00%	to	1.50%	-2.27%	to	-0.76%
2014		3,880	$16.28	to	$56.62	$151,114	0.35%	0.00%	to	1.50%	4.94%	to	6.51%
2013		4,235	$15.42	to	$52.98	$155,627	0.51%	0.00%	to	1.50%	35.67%	to	37.83%
2012		4,493	$11.29	to	$38.48	$122,521	0.41%	0.00%	to	1.50%	12.81%	to	14.53%
Voya Small Company Portfolio - Class S													
2016		15		$26.06		$401	0.18%		0.35%			23.74%	
2015		15		$21.06		$314	0.33%		0.35%			-1.40%	
2014		14		$21.36		$301	—		0.35%			5.90%	
2013		15		$20.17		$299	0.40%		0.35%			36.93%	
2012		14		$14.73		$207	—		0.35%			13.83%	
Voya U.S. Bond Index Portfolio - Class I													
2016		1,281	$11.63	to	$13.58	$16,169	2.28%	0.00%	to	1.80%	0.43%	to	2.34%
2015		1,070	$11.58	to	$13.27	$13,331	2.29%	0.00%	to	1.80%	-1.53%	to	0.23%
2014		982	$11.76	to	$13.24	$12,284	1.95%	0.00%	to	1.80%	3.89%	to	5.75%
2013		777	$11.32	to	$12.52	$9,263	1.91%	0.00%	to	1.80%	-4.31%	to	-2.57%
2012		937	$11.83	to	$12.85	$11,539	2.32%	0.00%	to	1.80%	2.30%	to	3.88%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya MidCap Opportunities Portfolio - Class I													
	2016	5,238	$13.69	to	$33.31	$132,120	—	0.00%	to	1.50%	5.66%	to	7.28%
	2015	5,335	$12.94	to	$31.21	$128,449	—	0.00%	to	1.50%	-0.97%	to	0.52%
	2014	5,371	$13.03	to	$31.20	$131,603	0.41%	0.00%	to	1.50%	7.23%	to	8.85%
	2013	5,043	$12.14	to	$28.81	$113,492	0.04%	0.00%	to	1.50%	29.99%	to	31.99%
	2012	2,646	$9.83	to	$21.94	$49,515	0.59%	0.00%	to	1.50%	12.48%	to	14.21%
Voya MidCap Opportunities Portfolio - Class S													
	2016	49	$19.33	to	$26.84	$1,066	—	0.30%	to	1.55%	5.34%	to	6.70%
	2015	60	$18.35	to	$25.17	$1,232	—	0.20%	to	1.55%	-1.29%	to	0.05%
	2014	67	$18.59	to	$25.19	$1,396	0.29%	0.20%	to	1.55%	6.90%	to	8.16%
	2013	74	$17.39	to	$23.29	$1,401	—	0.00%	to	1.55%	29.68%	to	31.62%
	2012	122	$13.41	to	$17.75	$1,742	0.42%	0.00%	to	1.55%	12.33%	to	13.94%
Voya SmallCap Opportunities Portfolio - Class I													
	2016	3,119	$12.13	to	$32.18	$56,707	—	0.00%	to	1.65%	11.53%	to	13.39%
	2015	3,040	$10.82	to	$28.65	$50,351	—	0.00%	to	1.65%	-2.35%	to	-0.91%
	2014	2,382	$11.05	to	$28.97	$42,392	—	0.00%	to	1.75%	4.01%	to	5.63%
	2013	2,427	$13.46	to	$27.49	$41,575	—	0.00%	to	1.50%	37.03%	to	39.05%
	2012	2,283	$9.77	to	$19.73	$28,744	—	0.00%	to	1.75%	13.45%	to	14.88%
Voya SmallCap Opportunities Portfolio - Class S													
	2016	4		$25.99		$99	—		0.35%			12.71%	
	2015	5		$23.06		$121	—		0.35%			-1.50%	
	2014	6		$23.41		$139	—		0.35%			4.98%	
	2013	5		$22.30		$108	—		0.35%			38.25%	
	2012	5		$16.13		$80	—		0.35%			14.56%	
Wanger International													
	2016	3,461	$10.68	to	$12.89	$41,297	1.19%	0.00%	to	1.50%	-2.87%	to	-1.38%
	2015	3,634	$10.93	to	$13.07	$44,253	1.50%	0.00%	to	1.50%	-1.37%	to	0.09%
	2014	3,757	$11.02	to	$13.06	$46,020	1.53%	0.00%	to	1.60%	-5.94%	to	-4.35%
	2013	3,586	$11.63	to	$13.66	$46,354	2.71%	0.00%	to	1.60%	20.51%	to	22.40%
	2012	3,149	$9.59	to	$11.16	$33,558	1.33%	0.00%	to	1.60%	19.74%	to	21.64%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wanger Select													
	2016	2,502	$14.50	to	$27.43	$61,099	0.16%	0.00%	to	1.75%	11.67%	to	13.38%
	2015	2,867	$12.91	to	$24.20	$62,371	0.01%	0.00%	to	1.65%	-1.22%	to	0.25%
	2014	3,331	$12.99	to	$24.14	$73,151	—	0.00%	to	1.75%	1.39%	to	3.43%
	2013	4,455	$12.71	to	$23.40	$96,025	0.28%	0.00%	to	1.75%	32.27%	to	34.62%
	2012	5,096	$9.53	to	$17.39	$82,307	0.44%	0.00%	to	1.75%	16.36%	to	18.47%
Wanger USA													
	2016	2,642	$15.22	to	$28.79	$68,640	—	0.00%	to	1.75%	11.73%	to	13.69%
	2015	2,789	$13.50	to	$25.50	$64,131	—	0.00%	to	1.75%	-2.34%	to	-0.60%
	2014	2,947	$13.70	to	$25.84	$68,668	—	0.00%	to	1.75%	2.96%	to	4.79%
	2013	3,280	$13.20	to	$24.83	$73,254	0.14%	0.00%	to	1.75%	31.46%	to	33.78%
	2012	3,344	$9.97	to	$18.69	$56,213	0.36%	0.00%	to	1.75%	18.15%	to	20.04%
Washington Mutual Investors Fund[SM] - Class R-3													
	2016	123	$19.44	to	$22.99	$2,724	1.49%	0.25%	to	1.55%	11.28%	to	12.60%
	2015	148	$17.47	to	$21.02	$2,936	1.77%	0.00%	to	1.55%	-2.07%	to	-0.47%
	2014	242	$17.84	to	$21.12	$4,859	1.46%	0.00%	to	1.55%	9.11%	to	10.81%
	2013	260	$16.35	to	$19.06	$4,722	1.98%	0.00%	to	1.55%	29.45%	to	31.45%
	2012	317	$12.63	to	$14.50	$4,381	1.92%	0.00%	to	1.55%	10.40%	to	12.06%
Washington Mutual Investors Fund[SM] - Class R-4													
	2016	7,095	$16.13	to	$24.56	$152,821	1.91%	0.00%	to	1.50%	11.67%	to	13.33%
	2015	6,613	$14.36	to	$21.69	$127,190	1.96%	0.00%	to	1.50%	-1.71%	to	-0.26%
	2014	6,771	$14.52	to	$21.76	$132,246	1.70%	0.00%	to	1.50%	9.53%	to	11.16%
	2013	6,678	$13.18	to	$19.59	$118,569	2.35%	0.00%	to	1.50%	29.82%	to	31.93%
	2012	6,972	$10.09	to	$14.88	$94,956	2.25%	0.00%	to	1.50%	10.80%	to	12.47%
Wells Fargo Small Cap Value Fund - Class A													
	2016	9		$17.57		$153	—		1.00%			31.41%	
	2015	7		$13.37		$95	—		1.00%			-11.57%	
	2014	7		$15.12		$108	0.90%		1.00%			2.44%	
	2013	8		$14.76		$115	—		1.00%			13.80%	
	2012	10		$12.97		$135	0.82%		1.00%			12.00%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wells Fargo Small Company Growth Fund - Administrator Class													
2016	05/17/2016	19	$11.38	to	$11.61	$216	(e)	0.50%	to	1.25%	(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
Wells Fargo Special Small Cap Value Fund - Class A													
2016		2,852	$19.25	to	$51.24	$124,195	0.58%	0.00%	to	1.50%	26.96%	to	28.91%
2015		3,031	$15.07	to	$39.8	$103,636	0.69%	0.00%	to	1.50%	-5.98%	to	-4.58%
2014		3,271	$15.93	to	$41.74	$118,489	0.75%	0.00%	to	1.50%	5.77%	to	7.34%
2013		3,477	$14.97	to	$38.91	$118,565	0.12%	0.00%	to	1.50%	36.00%	to	38.06%
2012		3,766	$10.94	to	$28.21	$94,083	—	0.00%	to	1.50%	11.78%	to	13.50%

(a) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2016, this data is not meaningful and is therefore not presented.

(f) As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A The Fund Inception Date represents the first date the fund received money.

B The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voya Retirement Insurance and Annuity Company and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 16, 2017

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2016 and 2015
(In millions, except share and per share data)

	As of December 31,	
	2016	2015
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $22,364.8 as of 2016 and $20,747.1 as of 2015)	$ 23,169.9	$ 21,211.6
Fixed maturities, at fair value using the fair value option	957.2	798.0
Equity securities, available-for-sale, at fair value (cost of $67.1 as of 2016 and $116.7 as of 2015)	82.3	131.3
Short-term investments	32.9	—
Mortgage loans on real estate, net of valuation allowance of $1.1 as of 2016 and $1.2 as of 2015	4,254.5	3,729.1
Policy loans	218.9	229.8
Limited partnerships/corporations	347.8	298.5
Derivatives	470.8	450.3
Securities pledged (amortized cost of $692.8 as of 2016 and $252.3 as of 2015)	767.9	249.2
Total investments	30,302.2	27,097.8
Cash and cash equivalents	561.0	661.1
Short-term investments under securities loan agreements, including collateral delivered	378.8	241.5
Accrued investment income	301.5	295.3
Premiums receivable and reinsurance recoverable	1,633.7	1,838.8
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	1,028.5	1,244.7
Notes receivable from affiliate	175.0	175.0
Current income tax recoverable	0.7	10.5
Due from affiliates	56.4	56.0
Property and equipment	67.7	71.3
Other assets	159.2	167.0
Assets held in separate accounts	61,980.7	58,910.6
Total assets	$ 96,645.4	$ 90,769.6

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2016 and 2015
(In millions, except share and per share data)

| | As of December 31, | |
	2016	2015
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 29,578.1	$ 27,068.0
Payable for securities purchased	7.7	52.5
Payables under securities loan agreements, including collateral held	648.5	541.3
Long-term debt	4.9	4.9
Due to affiliates	162.1	132.2
Derivatives	172.9	115.1
Deferred income taxes	222.8	133.0
Other liabilities	491.4	443.0
Liabilities related to separate accounts	61,980.7	58,910.6
Total liabilities	93,269.1	87,400.6
Commitments and Contingencies (Note 13)		
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2016 and 2015; $50 par value per share)	2.8	2.8
Additional paid-in capital	2,994.4	3,272.6
Accumulated other comprehensive income (loss)	559.5	386.8
Retained earnings (deficit)	(180.4)	(293.2)
Total shareholder's equity	3,376.3	3,369.0
Total liabilities and shareholder's equity	$ 96,645.4	$ 90,769.6

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

			Year Ended December 31,			
		2016		2015		2014
Revenues:						
Net investment income	$	1,500.6	$	1,409.8	$	1,389.4
Fee income		724.6		765.3		784.1
Premiums		870.2		657.1		88.8
Broker-dealer commission revenue		175.4		229.7		244.9
Net realized capital gains (losses):						
Total other-than-temporary impairments		(19.0)		(44.7)		(7.1)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		0.4		1.2		—
Net other-than-temporary impairments recognized in earnings		(19.4)		(45.9)		(7.1)
Other net realized capital gains (losses)		(193.8)		(231.3)		(132.5)
Total net realized capital gains (losses)		(213.2)		(277.2)		(139.6)
Other revenue		(1.4)		(1.6)		4.4
Total revenues		3,056.2		2,783.1		2,372.0
Benefits and expenses:						
Interest credited and other benefits to contract owners/ policyholders		1,764.6		1,422.3		927.8
Operating expenses		815.5		772.5		783.9
Broker-dealer commission expense		175.4		229.7		244.9
Net amortization of Deferred policy acquisition costs and Value of business acquired		166.5		132.6		109.2
Total benefits and expenses		2,922.0		2,557.1		2,065.8
Income (loss) before income taxes		134.2		226.0		306.2
Income tax expense (benefit)		21.4		52.8		74.5
Net income (loss)	$	112.8	$	173.2	$	231.7

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

| | Year Ended December 31, | | |
	2016	2015	2014
Net income (loss)	$ 112.8	$ 173.2	$ 231.7
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	257.8	(693.4)	531.8
Other-than-temporary impairments	8.7	2.8	5.1
Pension and other postretirement benefits liability	(1.4)	(2.3)	(2.2)
Other comprehensive income (loss), before tax	265.1	(692.9)	534.7
Income tax expense (benefit) related to items of other comprehensive income (loss)	92.4	(238.2)	188.6
Other comprehensive income (loss), after tax	172.7	(454.7)	346.1
Comprehensive income (loss)	$ 285.5	$ (281.5)	$ 577.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)		Retained Earnings (Deficit)		Total Shareholder's Equity	
Balance at January 1, 2014	$	2.8	$	3,953.3	$	495.4	$	(698.1)	$	3,753.4
Comprehensive income (loss):										
Net income (loss)		—		—		—		231.7		231.7
Other comprehensive income (loss), after tax		—		—		346.1		—		346.1
Total comprehensive income (loss)										577.8
Dividends paid and distributions of capital		—		(371.0)		—		—		(371.0)
Employee related benefits		—		1.6		—		—		1.6
Balance as of December 31, 2014		2.8		3,583.9		841.5		(466.4)		3,961.8
Comprehensive income (loss):										
Net income (loss)		—		—		—		173.2		173.2
Other comprehensive income (loss), after tax		—		—		(454.7)		—		(454.7)
Total comprehensive income (loss)										(281.5)
Dividends paid and distributions of capital		—		(321.0)		—		—		(321.0)
Employee related benefits		—		9.7		—		—		9.7
Balance as of December 31, 2015		2.8		3,272.6		386.8		(293.2)		3,369.0
Comprehensive income (loss):										
Net income (loss)		—		—		—		112.8		112.8
Other comprehensive income (loss), after tax		—		—		172.7		—		172.7
Total comprehensive income (loss)										285.5
Dividends paid and distributions of capital		—		(278.0)		—		—		(278.0)
Employee related benefits		—		(0.2)		—		—		(0.2)
Balance as of December 31, 2016	$	2.8	$	2,994.4	$	559.5	$	(180.4)	$	3,376.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

			Year Ended December 31,		
	2016		2015		2014
Cash Flows from Operating Activities:					
Net income (loss)	$ 112.8	$	173.2	$	231.7
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:					
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(79.5)		(83.5)		(77.4)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	167.8		133.9		110.9
Net accretion/amortization of discount/premium	(0.7)		7.1		9.6
Future policy benefits, claims reserves and interest credited	1,288.6		1,193.5		616.7
Deferred income tax (benefit) expense	(2.6)		(1.3)		(11.2)
Net realized capital losses	213.2		277.2		139.6
Depreciation	3.6		3.6		3.6
Change in:					
Accrued investment income	(6.2)		(10.1)		(0.2)
Premiums receivable and reinsurance recoverable	205.1		90.7		87.1
Other receivables and asset accruals	6.9		2.0		(59.0)
Due to/from affiliates	29.5		25.7		(8.2)
Other payables and accruals	126.5		(56.8)		71.0
Other, net	(11.1)		0.2		(10.6)
Net cash provided by operating activities	2,053.9		1,755.4		1,103.6
Cash Flows from Investing Activities:					
Proceeds from the sale, maturity, disposal or redemption of:					
Fixed maturities	3,184.3		3,372.8		3,071.1
Equity securities, available-for-sale	49.3		17.4		14.1
Mortgage loans on real estate	375.3		557.2		504.6
Limited partnerships/corporations	70.8		47.8		43.9
Acquisition of:					
Fixed maturities	(5,663.9)		(5,257.7)		(3,300.6)
Equity securities, available-for-sale	—		(28.0)		—
Mortgage loans on real estate	(900.5)		(773.3)		(621.3)
Limited partnerships/corporations	(113.2)		(95.7)		(103.1)
Derivatives, net	28.4		(46.7)		(25.2)
Policy loans, net	10.9		9.3		2.9
Short-term investments, net	(32.9)		241.5		(226.4)
Collateral received (delivered), net	(30.1)		8.1		163.1
Purchases of fixed assets, net	—		(0.1)		—
Net cash used in investing activities	(3,021.6)		(1,947.4)		(476.9)

The accompanying notes are an integral part of these Consolidated Financial Statements.

		Year Ended December 31,				
		2016		2015		2014
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	3,746.0	$	3,195.1	$	2,355.5
Maturities and withdrawals from investment contracts		(2,534.5)		(2,439.7)		(2,580.4)
Receipts on deposit contracts		—		—		124.7
Settlements on deposit contracts		(66.0)		(63.2)		(54.9)
Excess tax benefits on share-based compensation		0.1		0.7		1.7
Dividends paid and return of capital distribution		(278.0)		(321.0)		(371.0)
Net cash provided by (used in) financing activities		867.6		371.9		(524.4)
Net (decrease) increase in cash and cash equivalents		(100.1)		179.9		102.3
Cash and cash equivalents, beginning of period		661.1		481.2		378.9
Cash and cash equivalents, end of period	$	561.0	$	661.1	$	481.2
Supplemental cash flow information:						
Income taxes paid (received), net	$	15.4	$	54.2	$	168.3
Interest paid		—		0.1		—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

1. Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, "the Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc., together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.   ING Group continues to hold certain warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets"), small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, consultants, dedicated financial guidance, planning and advisory representatives associated with Voya Financial, Inc.'s retail broker-dealer, Voya Financial Advisors, Inc. ("Voya Financial Advisors").

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where we may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, Voya Financial Partners, LLC ("VFP") and Directed Services LLC ("DSL"). Intercompany transactions and balances have been eliminated.

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase.   These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into reinsurance agreements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation, and are included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which generally range from 3 to 40 years, with the exception of land and artwork which are not depreciated. Depreciation expense is included in Operating expenses in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 1.0% to 6.5%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 4.8% for the years 2016, 2015 and 2014. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity contracts ("FIAs"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owner/policyholders in the Consolidated Statements of Operations.

FIA: The Company issues FIAs that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate as regulatory and business factors change.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/ policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Adoption of New Pronouncements

Derivative Contract Novations
In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-05, "Derivatives and Hedging (Accounting Standards Codification ("ASC") Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships" ("ASU 2016-05"), which clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under ASC Topic 815 does not, in and of itself, require dedesignation of that hedging relationship.

The provisions of ASU 2016-05 are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016, with early adoption permitted, using either a prospective or modified retrospective approach. The Company elected to early adopt ASU 2016-05 as of January 1, 2016 on a prospective basis. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Consolidation

In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar legal entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The Company adopted the provisions of ASU 2015-02 on January 1, 2016 using a modified retrospective approach. The adoption had no effect on the Company's financial condition or results of operations, but impacted disclosures only. Investments in limited partnerships previously accounted for as VOEs became VIEs under the new guidance as the limited partners do not hold substantive kick-out rights or participating rights. See *Variable Interest Entities* section of the *Investments* Note to these Consolidated Financial Statements for additional information.

Hybrid Financial Instruments

In November 2014, the FASB issued ASU 2014-16, "Derivatives and Hedging (ASC Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity" ("ASU 2014-16"), which requires an entity to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including all embedded derivative features.

The provisions of ASU 2014-16 were adopted by the Company on January 1, 2016. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Future Adoption of Accounting Pronouncements

Statement of Cash Flows

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (ASC Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"), which addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on eight specific cash flow issues.

The provisions of ASU 2016-15 are effective retrospectively for fiscal years beginning after December 15, 2017, including interim periods, with early adoption permitted. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-15.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which:

- Introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments,
- Modifies the impairment model for available-for-sale debt securities, and
- Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.

The provisions of ASU 2016-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for fiscal years beginning after December 15, 2018. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-13.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Debt Instruments
In March 2016, the FASB issued ASU 2016-06, "Derivatives and Hedging (ASC Topic 815): Contingent Put and Call Options in Debt Instruments" ("ASU 2016-06"), which clarifies that an entity is only required to follow the four-step decision sequence when assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts for purposes of bifurcating an embedded derivative. The entity does not need to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks.

The provisions of ASU 2016-06 are effective on a modified retrospective basis for fiscal years beginning after December 15, 2016, including interim periods, with early adoption permitted. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-06.

Financial Instruments - Recognition and Measurement
In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires:

- Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.
- Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.
- The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
- Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.
- Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-01.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.

The provisions of ASU 2014-09 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted as of January 1, 2017. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach.

The Company plans to adopt ASU 2014-09 on January 1, 2018. As the scope of ASU 2014-09 excludes insurance contracts and financial instruments, the guidance does not apply to a significant portion of the Company's business. Consequently, the Company does not currently expect the adoption of this guidance to have a material impact; however, implementation efforts, including assessment of transition approach, are ongoing.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

___

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2016:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 692.8	$ 95.9	$ 1.7	$ —	$ 787.0	$ —
U.S. Government agencies and authorities	3.8	—	—	—	3.8	—
State, municipalities and political subdivisions	794.7	16.3	15.6	—	795.4	—
U.S. corporate public securities	9,511.1	533.3	72.0	—	9,972.4	1.3
U.S. corporate private securities	2,950.9	89.4	79.7	—	2,960.6	—
Foreign corporate public securities and foreign governments[1]	2,801.4	120.6	37.6	—	2,884.4	—
Foreign corporate private securities[1]	2,822.0	113.9	25.9	—	2,910.0	—
Residential mortgage-backed securities:						
Agency	2,356.7	81.4	27.0	9.3	2,420.4	—
Non-Agency	313.8	47.6	2.0	8.2	367.6	4.8
Total Residential mortgage-backed securities	2,670.5	129.0	29.0	17.5	2,788.0	4.8
Commercial mortgage-backed securities	1,301.2	33.2	16.7	—	1,317.7	—
Other asset-backed securities	466.4	10.6	1.3	—	475.7	2.1
Total fixed maturities, including securities pledged	24,014.8	1,142.2	279.5	17.5	24,895.0	8.2
Less: Securities pledged	692.8	81.9	6.8	—	767.9	—
Total fixed maturities	23,322.0	1,060.3	272.7	17.5	24,127.1	8.2
Equity securities	67.1	15.2	—	—	82.3	—
Total fixed maturities and equity securities investments	$ 23,389.1	$ 1,075.5	$ 272.7	$ 17.5	$24,209.4	$ 8.2

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $176.3 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2015:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 616.6	$ 105.1	$ 0.3	$ —	$ 721.4	$ —
U.S. Government agencies and authorities	4.3	—	—	—	4.3	—
State, municipalities and political subdivisions	589.9	13.8	7.9	—	595.8	—
U.S. corporate public securities	9,472.4	384.9	256.8	—	9,600.5	1.4
U.S. corporate private securities	2,336.0	86.3	62.4	—	2,359.9	—
Foreign corporate public securities and foreign governments[1]	2,868.7	95.0	151.5	—	2,812.2	—
Foreign corporate private securities[1]	2,678.8	96.1	63.5	—	2,711.4	—
Residential mortgage-backed securities:						
Agency	1,579.5	105.3	4.8	12.8	1,692.8	—
Non-Agency	181.6	46.3	2.1	10.6	236.4	6.4
Total Residential mortgage-backed securities	1,761.1	151.6	6.9	23.4	1,929.2	6.4
Commercial mortgage-backed securities	1,228.9	49.5	3.5	—	1,274.9	6.7
Other asset-backed securities	240.7	9.9	1.4	—	249.2	2.4
Total fixed maturities, including securities pledged	21,797.4	992.2	554.2	23.4	22,258.8	16.9
Less: Securities pledged	252.3	16.0	19.1	—	249.2	—
Total fixed maturities	21,545.1	976.2	535.1	23.4	22,009.6	16.9
Equity securities	116.7	14.6	—	—	131.3	—
Total fixed maturities and equity securities investments	$ 21,661.8	$ 990.8	$ 535.1	$ 23.4	$22,140.9	$ 16.9

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $209.2 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2016, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 741.6	$ 742.6
After one year through five years	4,830.8	5,053.6
After five years through ten years	6,406.6	6,503.1
After ten years	7,597.7	8,014.3
Mortgage-backed securities	3,971.7	4,105.7
Other asset-backed securities	466.4	475.7
Fixed maturities, including securities pledged	$ 24,014.8	$ 24,895.0

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2016 and 2015, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2016				
Communications	$ 1,222.6	$ 85.3	$ 10.2	$ 1,297.7
Financial	2,850.4	146.7	14.1	2,983.0
Industrial and other companies	8,479.5	346.4	98.9	8,727.0
Energy	2,144.8	104.9	48.8	2,200.9
Utilities	2,436.2	130.1	31.3	2,535.0
Transportation	617.7	25.7	5.6	637.8
Total	$ 17,751.2	$ 839.1	$ 208.9	$ 18,381.4
December 31, 2015				
Communications	$ 1,218.8	$ 67.1	$ 28.6	$ 1,257.3
Financial	2,651.5	146.8	13.1	2,785.2
Industrial and other companies	7,778.2	267.7	180.7	7,865.2
Energy	2,655.2	26.1	261.8	2,419.5
Utilities	2,150.7	122.1	21.8	2,251.0
Transportation	560.6	14.0	13.8	560.8
Total	$ 17,015.0	$ 643.8	$ 519.8	$ 17,139.0

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2016 and 2015, approximately 58.4% and 63.8%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2016 and 2015, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2016 and 2015, the fair value of loaned securities was $548.2 and $178.9, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2016 and 2015, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $248.4 and $185.9, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2016 and 2015, liabilities to return collateral of $248.4 and $185.9, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

During the first quarter of 2016 under an amendment to the securities lending program, the Company began accepting non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected in the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2016 the fair value of securities retained as collateral by the lending agent on the Company's behalf was $315.8. As of December 31, 2015, the Company did not retain any securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table sets forth borrowings under securities lending transactions by class of collateral pledged for the dates indicated:

	December 31, 2016[1]	December 31, 2015
U.S. Treasuries	$ 303.6	$ —
U.S. corporate public securities	179.6	111.7
Foreign corporate public securities and foreign governments	79.6	74.2
Equity Securities	0.4	—
Short-term Investments	1.0	—
Payables under securities loan agreements	$ 564.2	$ 185.9

[1] Borrowings under securities lending transactions include both cash and non-cash collateral of $248.4 and $315.8, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $347.8 and $0.4 as of December 31, 2016 and 2015, respectively; these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2016:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 134.4	$ 1.7	$ —	$ —	$ —	$ —	$ 134.4	$ 1.7
State, municipalities and political subdivisions	426.6	14.9	—	—	4.9	0.7	431.5	15.6
U.S. corporate public securities	2,107.1	53.2	2.5	0.2	179.7	18.6	2,289.3	72.0
U.S. corporate private securities	1,011.2	48.2	21.7	1.0	131.5	30.5	1,164.4	79.7
Foreign corporate public securities and foreign governments	678.4	20.4	1.2	0.1	132.5	17.1	812.1	37.6
Foreign corporate private securities	599.7	22.8	—	—	44.8	3.1	644.5	25.9
Residential mortgage-backed	881.2	23.5	109.0	2.7	54.5	2.8	1,044.7	29.0
Commercial mortgage-backed	414.3	16.7	4.9	— *	6.3	—	425.5	16.7
Other asset-backed	146.9	0.3	0.9	— *	17.3	1.0	165.1	1.3
Total	$6,399.8	$ 201.7	$ 140.2	$ 4.0	$ 571.5	$ 73.8	$ 7,111.5	$ 279.5

*Less than $0.1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2015:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 69.4	$ 0.3	$ —	$ —	$ —	$ —	$ 69.4	$ 0.3
State, municipalities and political subdivisions	191.3	2.2	150.3	5.7	—	—	341.6	7.9
U.S. corporate public securities	1,764.0	67.6	1,708.3	136.4	209.6	52.8	3,681.9	256.8
U.S. corporate private securities	373.2	10.9	410.5	43.8	35.8	7.7	819.5	62.4
Foreign corporate public securities and foreign governments	670.0	33.8	485.8	55.8	195.7	61.9	1,351.5	151.5
Foreign corporate private securities	546.0	42.1	213.3	16.5	19.6	4.9	778.9	63.5
Residential mortgage-backed	116.5	1.7	42.3	0.9	128.4	4.3	287.2	6.9
Commercial mortgage-backed	156.9	1.4	78.8	2.1	—	—	235.7	3.5
Other asset-backed	22.6	0.1	0.4	— *	13.7	1.3	36.7	1.4
Total	$3,909.9	$ 160.1	$ 3,089.7	$ 261.2	$ 602.8	$ 132.9	$ 7,602.4	$ 554.2

*Less than $0.1

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 88.6% and 81.9% of the average book value as of December 31, 2016 and 2015, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		**Unrealized Capital Losses**		**Number of Securities**	
	< 20%	**> 20%**	**< 20%**	**> 20%**	**< 20%**	**> 20%**
December 31, 2016						
Six months or less below amortized cost	$ 6,702.7	$ 22.0	$ 215.8	$ 5.0	1,098	9
More than six months and twelve months or less below amortized cost	269.4	3.3	14.2	0.8	54	2
More than twelve months below amortized cost	312.8	80.8	20.7	23.0	128	5
Total	$ 7,284.9	$ 106.1	$ 250.7	$ 28.8	1,280	16
December 31, 2015						
Six months or less below amortized cost	$ 3,980.3	$ 747.5	$ 141.7	$ 211.4	762	104
More than six months and twelve months or less below amortized cost	3,001.4	27.6	156.6	13.4	485	2
More than twelve months below amortized cost	382.5	17.3	26.9	4.2	144	2
Total	$ 7,364.2	$ 792.4	$ 325.2	$ 229.0	1,391	108

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2016						
U.S. Treasuries	$ 136.1	$ —	$ 1.7	$ —	22	—
State, municipalities and political subdivisions	447.1	—	15.6	—	187	—
U.S. corporate public securities	2,351.7	9.6	69.5	2.5	417	3
U.S. corporate private securities	1,162.2	81.9	56.8	22.9	108	3
Foreign corporate public securities and foreign governments	836.9	12.8	34.6	3.0	159	3
Foreign corporate private securities	670.4	— *	25.9	— *	64	2
Residential mortgage-backed	1,073.6	0.1	29.0	— *	196	3
Commercial mortgage-backed	442.2	— *	16.7	— *	90	1
Other asset-backed	164.7	1.7	0.9	0.4	37	1
Total	$ 7,284.9	$ 106.1	$ 250.7	$ 28.8	1,280	16
December 31, 2015						
U.S. Treasuries	$ 69.7	$ —	$ 0.3	$ —	14	—
State, municipalities and political subdivisions	349.5	—	7.9	—	117	—
U.S. corporate public securities	3,565.2	373.5	153.5	103.3	651	58
U.S. corporate private securities	791.0	90.9	34.6	27.8	87	4
Foreign corporate public securities and foreign governments	1,211.9	291.1	63.6	87.9	254	40
Foreign corporate private securities	807.3	35.1	53.9	9.6	85	5
Residential mortgage-backed	294.1	—	6.9	—	130	—
Commercial mortgage-backed	239.2	—	3.5	—	38	—
Other asset-backed	36.3	1.8	1.0	0.4	15	1
Total	$ 7,364.2	$ 792.4	$ 325.2	$ 229.0	1,391	108

* Less than $0.1.

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the years ended December 31, 2016 and 2015, the Company had no new troubled debt restructurings for private placement bonds or commercial mortgage loans.

As of December 31, 2016 the Company held no commercial mortgage troubled debt restructured loans.

As of December 31, 2016 and 2015, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2016			December 31, 2015		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 4.6	$ 4,251.0	$ 4,255.6	$ 10.7	$ 3,719.6	$ 3,730.3
Collective valuation allowance for losses	N/A	(1.1)	(1.1)	N/A	(1.2)	(1.2)
Total net commercial mortgage loans	$ 4.6	$ 4,249.9	$ 4,254.5	$ 10.7	$ 3,718.4	$ 3,729.1

N/A - Not Applicable

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2016 and 2015.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2016	December 31, 2015
Collective valuation allowance for losses, balance at January 1	$ 1.2	$ 1.1
Addition to (reduction of) allowance for losses	(0.1)	0.1
Collective valuation allowance for losses, end of period	$ 1.1	$ 1.2

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2016	December 31, 2015
Impaired loans without allowances for losses	$ 4.6	$ 10.7
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 4.6	$ 10.7
Unpaid principal balance of impaired loans	$ 6.1	$ 12.2

As of December 31, 2016 and 2015 the Company did not have any impaired loans with allowances for losses.

The following table presents information on restructured loans as of the dates indicated:

	December 31, 2016	December 31, 2015
Troubled debt restructured loans	$ —	$ 5.9

The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2016 and 2015.

There were no loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2016. There were two loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2015, with a total amortized cost of $1.0.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made to either apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2016	**2015**	**2014**
Impaired loans, average investment during the period (amortized cost)[1]	$ 7.7	$ 21.6	$ 37.6
Interest income recognized on impaired loans, on an accrual basis[1]	0.4	1.2	2.2
Interest income recognized on impaired loans, on a cash basis[1]	0.4	1.3	2.1
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	0.8	1.8

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of the dates indicated:

	December 31, 2016 [1]	December 31, 2015 [1]
Loan-to-Value Ratio:		
0% - 50%	$ 369.1	$ 395.1
>50% - 60%	1,078.9	969.4
>60% - 70%	2,574.1	2,158.2
>70% - 80%	230.8	204.8
>80% and above	2.7	2.8
Total Commercial mortgage loans	$ 4,255.6	$ 3,730.3

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31, 2016 [1]	December 31, 2015 [1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 3,427.6	$ 2,957.7
>1.25x - 1.5x	415.2	494.5
>1.0x - 1.25x	340.7	208.6
Less than 1.0x	46.7	38.6
Commercial mortgage loans secured by land or construction loans	25.4	30.9
Total Commercial mortgage loans	$ 4,255.6	$ 3,730.3

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2016 [1]		December 31, 2015 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 968.8	22.9%	$ 867.5	23.3%
South Atlantic	956.3	22.5%	857.3	23.0%
Middle Atlantic	710.1	16.7%	556.1	14.9%
West South Central	431.9	10.1%	414.8	11.1%
Mountain	370.7	8.7%	304.1	8.2%
East North Central	447.8	10.5%	380.8	10.2%
New England	81.1	1.9%	81.4	2.2%
West North Central	223.2	5.2%	208.6	5.6%
East South Central	65.7	1.5%	59.7	1.5%
Total Commercial mortgage loans	$ 4,255.6	100.0%	$ 3,730.3	100.0%

[1] Balances do not include collective valuation allowance for losses.

	December 31, 2016 [1]		December 31, 2015 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,358.9	31.9%	$ 1,330.8	35.7%
Industrial	960.7	22.6%	741.3	19.9%
Apartments	793.5	18.6%	630.4	16.9%
Office	711.0	16.7%	586.3	15.7%
Hotel/Motel	170.2	4.0%	177.6	4.7%
Mixed Use	49.9	1.2%	47.1	1.3%
Other	211.4	5.0%	216.8	5.8%
Total Commercial mortgage loans	$ 4,255.6	100.0%	$ 3,730.3	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

	December 31, 2016 [1]	December 31, 2015 [1]
Year of Origination:		
2016	$ 874.3	$ —
2015	729.1	745.3
2014	548.0	558.0
2013	685.1	709.2
2012	681.1	748.2
2011	442.9	553.2
2010 and prior	295.1	416.4
Total Commercial mortgage loans	$ 4,255.6	$ 3,730.3

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2016		2015		2014	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ 3.7	2	$ 8.5	8	$ 1.7	3
Foreign corporate public securities and foreign governments[1]	12.2	3	34.2	9	3.7	7
Foreign corporate private securities[1]	0.7	2	0.7	1	—	—
Residential mortgage-backed	2.8	25	2.4	26	1.6	26
Commercial mortgage-backed	—	—	—	0	0.1	2
Other asset-backed	—	—	0.1	1	— *	1
Total	$ 19.4	32	$ 45.9	45	$ 7.1	39

[1] Primarily U.S. dollar denominated.

* Less than $0.1.

The above tables include $1.9, $3.8 and $1.6 of write-downs related to credit impairments for the years ended December 31, 2016, 2015 and 2014, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $17.5, $42.1 and $5.5 in write-downs for the years ended December 31, 2016, 2015 and 2014, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2016		2015		2014	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ 3.7	1	$ 8.5	7	$ 1.6	3
Foreign corporate public securities and foreign governments[1]	11.7	2	32.5	8	3.7	7
Foreign corporate private securities[1]	—	—	—	—	—	—
Residential mortgage-backed	2.1	4	1.1	5	0.1	3
Commercial mortgage-backed	—	—	—	—	0.1	2
Other asset-backed	—	—	—	—	—	—
Total	$ 17.5	7	$ 42.1	20	$ 5.5	15

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,					
	2016		2015		2014	
Balance at January 1	$	19.3	$	22.4	$	28.0
Additional credit impairments:						
On securities not previously impaired		—		—		0.7
On securities previously impaired		0.8		1.3		0.9
Reductions:						
Increase in cash flows		1.6		0.2		0.6
Securities sold, matured, prepaid or paid down		9.3		4.2		6.6
Balance at December 31	$	9.2	$	19.3	$	22.4

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,					
	2016		2015		2014	
Fixed maturities	$	1,325.0	$	1,230.0	$	1,216.3
Equity securities, available-for-sale		4.3		4.2		7.1
Mortgage loans on real estate		190.5		194.6		172.7
Policy loans		12.1		12.0		13.3
Short-term investments and cash equivalents		1.3		0.6		0.5
Other		29.8		21.9		30.6
Gross investment income		1,563.0		1,463.3		1,440.5
Less: investment expenses		62.4		53.5		51.1
Net investment income	$	1,500.6	$	1,409.8	$	1,389.4

As of December 31, 2016 and 2015, the Company had $3.0 and $1.1, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

		Year Ended December 31,				
		2016		**2015**		**2014**
Fixed maturities, available-for-sale, including securities pledged	$	(70.1)	$	(65.2)	$	(14.7)
Fixed maturities, at fair value option		(201.9)		(141.2)		(74.6)
Equity securities, available-for-sale		—		(0.3)		1.3
Derivatives		51.9		(13.7)		50.6
Embedded derivatives - fixed maturities		(5.9)		(4.4)		(1.2)
Guaranteed benefit derivatives		12.7		(52.4)		(101.2)
Other investments		0.1		—		0.2
Net realized capital gains (losses)	$	(213.2)	$	(277.2)	$	(139.6)
After-tax net realized capital gains (losses)	$	(138.6)	$	(180.2)	$	(90.7)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

		Year Ended December 31,				
		2016		**2015**		**2014**
Proceeds on sales	$	1,824.6	$	1,835.4	$	1,616.3
Gross gains		19.6		24.6		24.4
Gross losses		85.0		48.7		35.2

3. Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company also used futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of fixed index annuity ("FIA") contracts. During the first quarter of 2016, the Company moved to a static hedging strategy for its FIA contracts and replaced futures contracts with equity options.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses equity options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Managed custody guarantees ("MCGs"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2016			**December 31, 2015**		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**	**Notional Amount**	**Asset Fair Value**	**Liability Fair Value**
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 35.3	$ 0.4	$ 0.2	$ 285.3	$ 60.1	$ —
Foreign exchange contracts	230.5	12.8	6.3	51.2	10.7	—
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	29,112.2	437.1	154.2	25,309.1	362.3	104.0
Foreign exchange contracts	175.4	12.6	12.0	144.6	13.9	10.7
Equity contracts	89.4	2.3	—	15.9	—	0.1
Credit contracts	425.5	5.6	0.2	407.5	3.3	0.3
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	17.5	—	N/A	23.4	—
Within products	N/A	—	173.8	N/A	—	184.1
Within reinsurance agreements	N/A	—	(43.5)	N/A	—	(71.6)
Managed custody guarantees	N/A	—	—	N/A	—	0.3
Total		$ 488.3	$ 303.2		$ 473.7	$ 227.9

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2016 and 2015. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2016		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 425.5	$ 5.6	$ 0.2
Equity contracts	89.4	2.3	—
Foreign exchange contracts	405.9	25.4	18.3
Interest rate contracts	25,606.7	437.5	153.8
		470.8	172.3
Counterparty netting[1]		(169.0)	(169.0)
Cash collateral netting[1]		(265.8)	—
Securities collateral netting[1]		(11.0)	(1.7)
Net receivables/payables		$ 25.0	$ 1.6

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2015		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 407.5	$ 3.3	$ 0.3
Equity contracts	—	—	—
Foreign exchange contracts	195.8	24.6	10.7
Interest rate contracts	22,965.5	422.4	103.4
		450.3	114.4
Counterparty netting[1]		(111.7)	(111.7)
Cash collateral netting[1]		(298.0)	(0.3)
Securities collateral netting[1]		(11.0)	(2.4)
Net receivables/payables		$ 29.6	$ —

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2016, the Company held $42.6 and $227.1 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2015, the Company held $120.3 and $179.5 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2016, the Company delivered $219.7 of securities and held $11.2 of securities as collateral. As of December 31, 2015, the Company delivered $70.3 of securities and held $11.1 of securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2016	**2015**	**2014**
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ 0.6	$ 0.7	$ 0.2
Foreign exchange contracts	1.0	0.6	0.5
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	50.5	(16.1)	41.0
Foreign exchange contracts	(4.1)	1.3	4.8
Equity contracts	0.9	(0.7)	1.8
Credit contracts	3.0	0.5	2.3
Embedded derivatives and Managed custody guarantees:			
Within fixed maturity investments[2]	(5.9)	(4.4)	(1.2)
Within products[2]	12.3	(52.3)	(101.4)
Within reinsurance agreements[3]	(28.0)	58.5	(41.0)
Managed custody guarantees[2]	0.4	(0.1)	0.2
Total	$ 30.7	$ (12.0)	$ (92.8)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2016, 2015 and 2014, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2016, the fair values of credit default swaps of $5.6 and $0.2 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2015, the fair values of credit default swaps of $3.3 and $0.3 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2016, the maximum potential future exposure to the Company was $402.0 on credit default swaps. As of December 31, 2015, the maximum potential future exposure to the Company was $384.0 on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4. Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 729.3	$ 57.7	$ —	$ 787.0
U.S. Government agencies and authorities	—	3.8	—	3.8
State, municipalities and political subdivisions	—	795.4	—	795.4
U.S. corporate public securities	—	9,964.9	7.5	9,972.4
U.S. corporate private securities	—	2,435.9	524.7	2,960.6
Foreign corporate public securities and foreign governments [1]	—	2,884.3	0.1	2,884.4
Foreign corporate private securities [1]	—	2,756.0	154.0	2,910.0
Residential mortgage-backed securities	—	2,766.8	21.2	2,788.0
Commercial mortgage-backed securities	—	1,307.9	9.8	1,317.7
Other asset-backed securities	—	449.0	26.7	475.7
Total fixed maturities, including securities pledged	729.3	23,421.7	744.0	24,895.0
Equity securities, available-for-sale	34.4	—	47.9	82.3
Derivatives:				
Interest rate contracts	—	437.5	—	437.5
Foreign exchange contracts	—	25.4	—	25.4
Equity contracts	—	2.3	—	2.3
Credit contracts	—	5.6	—	5.6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	939.8	32.9	—	972.7
Assets held in separate accounts	57,192.4	4,782.9	5.4	61,980.7
Total assets	$ 58,895.9	$ 28,708.3	$ 797.3	$ 88,401.5
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 23.3	$ 23.3
Stabilizer and MCGs	—	—	150.5	150.5
Other derivatives:				
Interest rate contracts	0.6	153.8	—	154.4
Foreign exchange contracts	—	18.3	—	18.3
Equity contracts	—	—	—	—
Credit contracts	—	0.2	—	0.2
Embedded derivative on reinsurance	—	(43.5)	—	(43.5)
Total liabilities	$ 0.6	$ 128.8	$ 173.8	$ 303.2

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 660.4	$ 61.0	$ —	$ 721.4
U.S. Government agencies and authorities	—	4.3	—	4.3
State, municipalities and political subdivisions	—	595.8	—	595.8
U.S. corporate public securities	—	9,598.2	2.3	9,600.5
U.S. corporate private securities	—	1,963.5	396.4	2,359.9
Foreign corporate public securities and foreign governments [1]	—	2,811.7	0.5	2,812.2
Foreign corporate private securities [1]	—	2,553.3	158.1	2,711.4
Residential mortgage-backed securities	—	1,901.0	28.2	1,929.2
Commercial mortgage-backed securities	—	1,262.3	12.6	1,274.9
Other asset-backed securities	—	236.1	13.1	249.2
Total fixed maturities, including securities pledged	660.4	20,987.2	611.2	22,258.8
Equity securities, available-for-sale	83.8	—	47.5	131.3
Derivatives:				
Interest rate contracts	—	422.4	—	422.4
Foreign exchange contracts	—	24.6	—	24.6
Equity contracts	—	—	—	—
Credit contracts	—	3.3	—	3.3
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	902.6	—	—	902.6
Assets held in separate accounts	54,283.0	4,623.6	4.0	58,910.6
Total assets	$ 55,929.8	$ 26,061.1	$ 662.7	$ 82,653.6
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 23.1	$ 23.1
Stabilizer and MCGs	—	—	161.3	161.3
Other derivatives:				
Interest rate contracts	0.6	103.4	—	104.0
Foreign exchange contracts	—	10.7	—	10.7
Equity contracts	0.1	—	—	0.1
Credit contracts	—	0.3	—	0.3
Embedded derivative on reinsurance	—	(71.6)	—	(71.6)
Total liabilities	$ 0.7	$ 42.8	$ 184.4	$ 227.9

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

U.S. Treasuries: Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

U.S. Government agencies and authorities, State, municipalities and political subdivisions: Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

U.S. corporate public securities, Foreign corporate public securities, and foreign governments: Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

U.S. corporate private securities and Foreign corporate private securities: Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

RMBS, CMBS and ABS: Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes. As of December 31, 2016, $655.9 and $18.8 billion of a total fair value of $24.9 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2015, $597.3 and $17.0 billion of a total fair value of $22.3 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents exit price for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. The remaining derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2016 and 2015. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2016										
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	2.3	(0.1)	—	—	—	(0.7)	(0.7)	6.7	—	7.5	—
U.S. Corporate private securities	396.4	(0.2)	3.0	173.3	—	(17.5)	(67.9)	44.2	(6.6)	524.7	(0.1)
Foreign corporate public securities and foreign governments[1]	0.5	(0.4)	—	—	—	—	—	—	—	0.1	(0.4)
Foreign corporate private securities[1]	158.1	(0.6)	5.4	—	—	(0.1)	(25.7)	19.6	(2.7)	154.0	(0.6)
Residential mortgage-backed securities	28.2	(7.0)	—	—	—	—	—	—	—	21.2	(7.0)
Commercial mortgage-backed securities	12.6	—	0.1	2.6	—	—	(4.5)	—	(1.0)	9.8	—
Other asset-backed securities	13.1	—	(0.1)	14.8	—	—	(1.6)	0.5	—	26.7	—
Total fixed maturities, including securities pledged	611.2	(8.3)	8.4	190.7	—	(18.3)	(100.4)	71.0	(10.3)	744.0	(8.1)
Equity securities, available-for-sale	47.5	—	0.4	—	—	—	—	—	—	47.9	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(161.3)	15.5	—	—	(4.7)	—	—	—	—	(150.5)	—
FIA[2]	(23.1)	(2.8)	—	—	0.1	—	2.5	—	—	(23.3)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	—	—	—	—	—	—	—	—	—	—	—
Assets held in separate accounts[5]	4.0	—	—	3.0	—	(0.4)	—	2.7	(3.9)	5.4	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

		Year Ended December 31, 2015									
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	19.3	—	(0.2)	—	—	—	(0.8)	—	(16.0)	2.3	—
U.S. Corporate private securities	355.5	(0.1)	(14.8)	138.0	—	(2.5)	(91.0)	11.3	—	396.4	(0.2)
Foreign corporate public securities and foreign governments[1]	—	(1.7)	(0.1)	—	—	—	(2.1)	4.4	—	0.5	(1.7)
Foreign corporate private securities[1]	165.7	(0.5)	(1.8)	1.8	—	—	(33.8)	26.7	—	158.1	(0.7)
Residential mortgage-backed securities	17.3	(4.0)	(1.5)	9.8	—	—	—	6.6	—	28.2	(4.0)
Commercial mortgage-backed securities	19.0	—	(0.1)	14.8	—	—	(2.1)	—	(19.0)	12.6	—
Other asset-backed securities	2.4	—	—	12.4	—	—	(0.8)	5.3	(6.2)	13.1	—
Total fixed maturities, including securities pledged	579.2	(6.3)	(18.5)	176.8	—	(2.5)	(130.6)	54.3	(41.2)	611.2	(6.6)
Equity securities, available-for-sale	36.6	—	0.6	10.3	—	—	—	—	—	47.5	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(102.9)	(53.7)	—	—	(4.7)	—	—	—	—	(161.3)	—
FIA[2]	(26.3)	1.3	—	—	(0.1)	—	2.0	—	—	(23.1)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1.5	—	—	—	—	—	(1.5)	—	—	—	—
Assets held in separate accounts[5]	2.4	(0.1)	—	4.1	—	(0.1)	—	—	(2.3)	4.0	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2016 and 2015, the transfers in and out of Level 3 for fixed maturities and equity securities, as well as separate accounts, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Interest Rate Volatility: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Nonperformance Risk: For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

Actuarial Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2016:

Unobservable Input	Range[1]	
	FIA	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 7.5%
Nonperformance risk	0.25% to 1.6%	0.25% to 1.6%
Actuarial Assumptions:		
Partial Withdrawals	0% to 7.0%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	93%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	7%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2015:

Unobservable Input	Range[1]	
	FIA	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 7.3%
Nonperformance risk	0.23% to 1.3%	0.23% to 1.3%
Actuarial Assumptions:		
Partial Withdrawals	0.4% to 3.2%	—
Lapses	0% to 45% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	90%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	10%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2016		December 31, 2015	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 24,895.0	$ 24,895.0	$ 22,258.8	$ 22,258.8
Equity securities, available-for-sale	82.3	82.3	131.3	131.3
Mortgage loans on real estate	4,254.5	4,339.6	3,729.1	3,881.1
Policy loans	218.9	218.9	229.8	229.8
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	972.7	972.7	902.6	902.5
Derivatives	470.8	470.8	450.3	450.3
Notes receivable from affiliates	175.0	216.2	175.0	208.4
Assets held in separate accounts	61,980.7	61,980.7	58,910.6	58,910.6
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	24,942.7	28,876.5	22,979.4	27,612.3
Supplementary contracts, immediate annuities and other	386.1	437.5	411.8	479.2
Deposit liabilities	172.0	245.8	194.8	194.8
Derivatives:				
Guaranteed benefit derivatives:				
FIA	23.3	23.3	23.1	23.1
Stabilizer and MCGs	150.5	150.5	161.3	161.3
Other derivatives	172.9	172.9	115.1	115.1
Long-term debt	4.9	4.9	4.9	4.9
Embedded derivatives on reinsurance	(43.5)	(43.5)	(71.6)	(71.6)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Investment contract liabilities:

>*Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

>*Supplementary contracts and immediate annuities:* Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Deposit liabilities: Fair value is estimated as the present value of expected cash flows associated with the deposit liability discounted using risk-free rates plus adjustments for nonperformance risk and uncertainty in the expected cash flows. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5. Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2014	$ 476.2	$ 696.6	$ 1,172.8
Deferrals of commissions and expenses	69.8	6.9	76.7
Amortization:			
Amortization	(91.0)	(113.3)	(204.3)
Interest accrued	35.9	59.2 [1]	95.1
Net amortization included in the Consolidated Statements of Operations	(55.1)	(54.1)	(109.2)
Change in unrealized capital gains/losses on available-for-sale securities	(94.4)	(122.6)	(217.0)
Balance as of December 31, 2014	396.5	526.8	923.3
Deferrals of commissions and expenses	76.9	5.8	82.7
Amortization:			
Amortization	(106.8)	(117.9)	(224.7)
Interest accrued	36.2	55.9 [1]	92.1
Net amortization included in the Consolidated Statements of Operations	(70.6)	(62.0)	(132.6)
Change in unrealized capital gains/losses on available-for-sale securities	117.6	238.1	355.7
Balance as of December 31, 2015	520.4	708.7	1,229.1
Deferrals of commissions and expenses	73.5	5.3	78.8
Amortization:			
Amortization	(95.7)	(159.8)	(255.5)
Interest accrued	37.5	51.5 [1]	89.0
Net amortization included in the Consolidated Statements of Operations	(58.2)	(108.3)	(166.5)
Change in unrealized capital gains/losses on available-for-sale securities	(59.3)	(68.3)	(127.6)
Balance as of December 31, 2016	$ 476.4	$ 537.4	$ 1,013.8

[1] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2016, 2015 and 2014.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2017	46.0
2018	36.9
2019	30.9
2020	27.4
2021	24.1

6. Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2016, the account value for the separate account contracts with guaranteed minimum benefits was $38.4 billion. The additional liability recognized related to minimum guarantees was $157.7. As of December 31, 2015, the account value for the separate account contracts with guaranteed minimum benefits was $36.9 billion. The additional liability recognized related to minimum guarantees was $171.6.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2016 and 2015 was $8.0 billion and $7.8 billion, respectively.

7.   Reinsurance

As of December 31, 2016, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2016, the Company had agreements with two of its affiliates, Langhorne I, LLC, and Security Life of Denver International ("SLDI"), which are accounted for under the deposit method of accounting. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2016 and 2015, the Company had $1.6 billion and $1.8 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $7.7 and $8.4 were maintained for this contract as of December 31, 2016 and 2015, respectively.

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2016	2015
Reserves ceded and claims recoverable	$ 1,650.3	$ 1,838.8
Premiums receivable, net	(16.6)	—
Total	$ 1,633.7	$ 1,838.8

The following table summarizes the effect of reinsurance on Premiums for the periods indicated:

	Year Ended December 31,		
	2016	2015	2014
Premiums:			
Direct premiums	$ 870.3	$ 657.2	$ 88.9
Reinsurance assumed	—	—	0.1
Reinsurance ceded	(0.1)	(0.1)	(0.2)
Net premiums	$ 870.2	$ 657.1	$ 88.8

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

―――

8. Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2016, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $278.0, $274.0 of which was paid on May 23, 2016 and $4.0 of which was paid on December 27, 2016. During the year ended December 31, 2015, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $321.0, $231.0 of which was paid on May 20, 2015 and $90.0 of which was paid on December 23, 2015.

On March 31, 2016, VFP paid a $20.0 dividend to VRIAC; on June 28, 2016, VFP paid a $20.0 dividend to VRIAC; on September 29, 2016, VFP paid a $20.0 dividend to VRIAC; and on December 12, 2016, VFP declared a dividend in the amount of $25.0, which was paid on December 16, 2016. On December 23, 2015, VFP paid a dividend in the amount of $115.0 to VRIAC.

During the years ended December 31, 2016 and 2015, DSL did not pay any dividends to VRIAC, its parent.

During the years ended December 31, 2016 and 2015, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $266.2, $317.5 and $321.7, for the years ended December 31, 2016, 2015 and 2014, respectively. Statutory capital and surplus was $2.0 billion as of December 31, 2016 and 2015.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

		December 31,				
		2016		2015		2014
Fixed maturities, net of OTTI	$	862.7	$	438.0	$	1,553.7
Equity securities, available-for-sale		15.2		14.6		14.5
Derivatives		200.2		208.3		202.6
DAC/VOBA and Sales inducements adjustments on available-for-sale securities		(324.4)		(196.4)		(552.4)
Premium deficiency reserve adjustment		(89.2)		(66.5)		(129.8)
Unrealized capital gains (losses), before tax		664.5		398.0		1,088.6
Deferred income tax asset (liability)		(111.0)		(18.1)		(255.5)
Unrealized capital gains (losses), after tax		553.5		379.9		833.1
Pension and other postretirement benefits liability, net of tax		6.0		6.9		8.4
AOCI	$	559.5	$	386.8	$	841.5

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2016					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	345.9	$	(120.8)	$	225.1
Equity securities		0.6		(0.2)		0.4
OTTI		8.7		(3.0)		5.7
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		70.1		(24.5)		45.6
DAC/VOBA and Sales inducements		(128.0) [1]		44.8		(83.2)
Premium deficiency reserve adjustment		(22.7)		7.9		(14.8)
Change in unrealized gains/losses on available-for-sale securities		274.6		(95.8)		178.8
Derivatives:						
Derivatives		11.2 [2]		(3.9)		7.3
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(19.3)		6.8		(12.5)
Change in unrealized gains/losses on derivatives		(8.1)		2.9		(5.2)
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(1.4) [3]		0.5		(0.9)
Change in pension and other postretirement benefits liability		(1.4)		0.5		(0.9)
Change in Other comprehensive income (loss)	$	265.1	$	(92.4)	$	172.7

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2015		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,183.7)	$ 410.0	$ (773.7)
Equity securities	(0.2)	0.1	(0.1)
OTTI	2.8	(1.0)	1.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	65.5	(22.9)	42.6
DAC/VOBA and Sales inducements	356.0 [(1)]	(124.6)	231.4
Premium deficiency reserve adjustment	63.3	(22.2)	41.1
Change in unrealized gains/losses on available-for-sale securities	(696.3)	239.4	(456.9)
Derivatives:			
Derivatives	19.7 [(2)]	(6.9)	12.8
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(14.0)	4.9	(9.1)
Change in unrealized gains/losses on derivatives	5.7	(2.0)	3.7
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.3) [(3)]	0.8	(1.5)
Change in pension and other postretirement benefits liability	(2.3)	0.8	(1.5)
Change in Other comprehensive income (loss)	$ (692.9)	$ 238.2	$ (454.7)

[(1)] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[(2)] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[(3)] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2014		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 713.0	$ (251.0)	$ 462.0
Equity securities	(1.3)	0.5	(0.8)
OTTI	5.1	(1.8)	3.3
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	15.0	(5.3)	9.7
DAC/VOBA and Sales inducements	(217.1) [1]	76.0	(141.1)
Premium deficiency reserve adjustment	(47.4)	16.6	(30.8)
Change in unrealized gains/losses on available-for-sale securities	467.3	(165.0)	302.3
Derivatives:			
Derivatives	77.0 [2]	(27.0)	50.0
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(7.4)	2.6	(4.8)
Change in unrealized gains/losses on derivatives	69.6	(24.4)	45.2
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.8	(1.4)
Change in pension and other postretirement benefits liability	(2.2)	0.8	(1.4)
Change in Other comprehensive income (loss)	$ 534.7	$ (188.6)	$ 346.1

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

10. Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31,		
	2016	2015	2014
Current tax expense (benefit):			
Federal	$ 24.0	$ 54.1	$ 85.7
Total current tax expense (benefit)	24.0	54.1	85.7
Deferred tax expense (benefit):			
Federal	(2.6)	(1.3)	(11.2)
Total deferred tax expense (benefit)	(2.6)	(1.3)	(11.2)
Total income tax expense (benefit)	$ 21.4	$ 52.8	$ 74.5

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

	Year Ended December 31,		
	2016	**2015**	**2014**
Income (loss) before income taxes	$ 134.2	$ 226.0	$ 306.2
Tax rate	35.0%	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	47.0	79.1	107.2
Tax effect of:			
Dividends received deduction	(26.5)	(23.7)	(30.7)
Valuation allowance	(2.1)	(3.6)	(0.4)
Audit settlements	(0.1)	(0.1)	(0.1)
Tax Credit	2.1	3.6	0.4
Other	1.0	(2.5)	(1.9)
Income tax expense (benefit)	$ 21.4	$ 52.8	$ 74.5
Effective tax rate	15.9%	23.4%	24.3%

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2016	**2015**
Deferred tax assets		
Insurance reserves	$ 224.0	$ 197.1
Investments	141.1	197.9
Compensation and benefits	71.4	69.6
Other assets	7.4	8.6
Total gross assets before valuation allowance	443.9	473.2
Less: Valuation allowance	5.0	7.1
Assets, net of valuation allowance	438.9	466.1
Deferred tax liabilities		
Net unrealized investment (gains) losses	(346.1)	(208.0)
Deferred policy acquisition costs	(315.6)	(391.1)
Total gross liabilities	(661.7)	(599.1)
Net deferred income tax asset (liability)	$ (222.8)	$ (133.0)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2016 and December 31, 2015, the Company had total valuation allowances of $5.0 and $7.1, respectively. As of December 31, 2016 and December 31, 2015, $124.3 and $126.4, respectively, of these valuation allowances were allocated to continuing operations, and $(119.3) as of the end of each period was allocated to Other comprehensive income related to realized and unrealized capital losses.

For the years ended December 31, 2016, 2015 and 2014, the decreases in the valuation allowance were $2.1, $3.6 and $0.4, respectively, all of which were allocated to continuing operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

───

Tax Sharing Agreement

The Company had a receivable from Voya Financial, Inc. of $0.7 and $10.5 as of December 31, 2016 and 2015, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2016 and December 31, 2015.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2016 and December 31, 2015.

Tax Regulatory Matters

During 2016, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc.'s consolidated return (including the Company) through tax year 2015. The audit settlements did not have a material impact on the Company. Voya Financial, Inc. (including the Company) is currently under audit by the IRS, and it is expected that the examination of tax year 2016 may be finalized within the next twelve months. Voya Financial, Inc. (including the Company) and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 and 2017.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $7.7, $6.0 and $6.2 for the years ended December 31, 2016, 2015 and 2014, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan is a tax qualified defined contribution and stock bonus plan, which includes an employee stock ownership plan component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $11.7, $10.8 and $10.6, for the years ended December 31, 2016, 2015 and 2014, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2016 and 2015:

| | Year Ended December 31, | |
	2016	2015
Change in benefit obligation:		
Benefit obligation, January 1	$ 88.1	$ 96.6
Interest cost	4.1	4.1
Benefits paid	(5.3)	(5.3)
Actuarial (gains) losses on obligation	0.6	(7.3)
Benefit obligation, December 31	$ 87.5	$ 88.1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2016 and 2015:

	December 31,	
	2016	**2015**
Accrued benefit cost	$ (87.5)	$ (88.1)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	(2.5)	(3.7)
Net amount recognized	$ (90.0)	$ (91.8)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2016 and 2015 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2016	**2015**
Discount rate	4.55%	4.81%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.55% was the appropriate discount rate as of December 31, 2016, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2016	**2015**	**2014**
Discount rate	4.81%	4.36%	4.95%
Rate of compensation increase	4.00%	4.00%	4.00%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,		
	2016	**2015**	**2014**
Interest cost	$ 4.1	$ 4.1	$ 4.0
Amortization of prior service cost (credit)	(1.2)	(1.2)	(1.2)
Net (gain) loss recognition	0.6	(7.3)	13.3
Net periodic (benefit) cost	$ 3.5	$ (4.4)	$ 16.1

Cash Flows

In 2017, the Company is expected to contribute $6.0 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2017 through 2021 and thereafter through 2026, are estimated to be $6.0, $7.3, $5.8, $6.2, $6.0 and $27.8, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 through 2015. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plans that upon vesting, will be issuable in Voya Financial, Inc. common stock.

The Company was allocated compensation expense from Voya Financial, Inc. and ING Group of $22.3, $22.0 and $25.1 for the years ended December 31, 2016, 2015 and 2014, respectively.

The Company recognized tax benefits of $7.8, $7.7 and $8.6 in 2016, 2015 and 2014, respectively. Excess tax benefits are recognized in Additional paid-in capital and are accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital are not recognized until the benefits result in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial, Inc. Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2016, 2015 and 2014, were $12.6, $12.5 and $12.8, respectively.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development ("DECD") loaned VRIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property").

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The loan has a term of twenty years and bears an annual interest rate of 1.0%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, VRIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if VRIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to VRIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if VRIAC and its Voya affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. VRIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, Voya Services Company. In November 2012, VRIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

At December 31, 2016 and 2015, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2016, 2015 and 2014, rent expense for leases was $4.1, $4.1 and $3.8, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2016 and 2015, the Company had off-balance sheet commitments to acquire mortgage loans of $602.0 and $221.0, respectively, and purchase limited partnerships and private placement investments of $455.9 and $330.4, respectively.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,	
	2016	**2015**
Other fixed maturities-state deposits	$ 13.4	$ 13.5
Securities pledged[1]	767.9	249.2
Total restricted assets	$ 781.3	$ 262.7

[1] Includes the fair value of loaned securities of $548.2 and $178.9 as of December 31, 2016 and 2015, respectively. In addition, as of December 31, 2016 and 2015, the Company delivered securities as collateral of $219.7 and $70.3, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2016, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation includes Dezelan v. Voya Retirement Insurance and Annuity Company (USDC District of Connecticut, No. 3:16-cv-1251) (filed July 26, 2016), a putative class action in which plaintiff, a participant in a 403(b) Plan, seeks to represent the a class of plans whose assets are invested in VRIAC "Group Annuity Contract Stable Value Funds." Plaintiff alleges that VRIAC has violated the Employee Retirement Income Security Act of 1974 by charging unreasonable fees and setting its own compensation in

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

───

connection with stable value products. Plaintiff seeks declaratory and injunctive relief, disgorgement of profits, damages and attorney's fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously.

14. Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2016, 2015 and 2014, expenses were incurred in the amounts of $57.6, $51.5 and $50.2, respectively.
- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2016, 2015 and 2014, expenses were incurred in the amounts of $264.7, $235.1 and $197.7, respectively.
- Amended and Restated Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated as of April 1, 2015. For the years ended December 31, 2016, 2015 and 2014, expenses related to the agreement were incurred in the amount of $44.5, $26.7 and $26.9, respectively.
- Service agreement with Voya Institutional Plan Services, LLC ("VIPS") effective November 30, 2008 pursuant to which VIPS provides record-keeper services to certain benefit plan clients of VRIAC. For the years ended December 31, 2016, 2015 and 2014, VRIAC's net earnings related to the agreement were in the amount of $5.4, $7.5 and $8.1, respectively.
- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2016, 2015 and 2014, revenue under the VIM intercompany agreement was $33.3, $35.0 and $31.9, respectively.
- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, Inc. ("VFA"), an affiliate of VRIAC. For the years ended December 31, 2016, 2015 and 2014 commission expenses incurred by VRIAC were $73.4, $74.0 and $71.6, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2016, 2015 and 2014, commissions were collected in the amount of $175.4, $229.7 and $244.9, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of VIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contracting Party. For the years ended December 31, 2016, 2015 and 2014, expenses were incurred under these intercompany agreements in the aggregate amount of $123.2, $206.5 and $231.5, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2016, 2015 and 2014, expenses were incurred under this service agreement in the amount of $2.9, $2.8 and $3.3, respectively.
- Administrative and advisory services agreements with Voya Investments, LLC and VIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of Voya Investors Trust. For the years ended December 31, 2016, 2015 and 2014, expenses were incurred in the amounts of $69.8, $67.8 and $45.5, respectively.

Reinsurance Agreements

The Company has entered into the following agreements that are accounted for under the deposit method with two of its affiliates. As of December 31, 2016 and 2015, the Company had deposit assets of $80.4 and $91.0, respectively, and deposit liabilities of $172.0 and $194.8, respectively, related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC, an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of our Stabilizer and Managed Custody Guarantee business.

Effective December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsures to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York is 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York is 100%.

Investment Advisory and Other Fees

DSL has been retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earns a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL has entered into an administrative services subcontract with Voya Investments, LLC, an affiliate, pursuant to which Voya Investments, LLC, provides certain management, administrative and other services to Voya Investors Trust and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2016, 2015 and 2014, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $350.3, $379.7 and $414.3, respectively. As of December 31, 2016 and 2015, DSL had $29.7 and $30.1, respectively, receivable from Voya Investors Trust under the management agreement.

Additionally, VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For the years ended December 31, 2016, 2015 and 2014, distribution revenues received by VFP related to affiliated mutual fund products were $25.4, $26.1 and $24.7, respectively.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2016, 2015, and 2014, interest on any borrowing by

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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either the Company or Voya Financial, Inc. was charged at a rate based on the prevailing market rate for similar third-party borrowings or securities.

Under this agreement, the Company incurred immaterial interest expense for the years ended December 31, 2016, 2015 and 2014. The Company earned interest income of $0.4, $0.8 and $0.4 for the years ended December 31, 2016, 2015 and 2014, respectively. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2016 and 2015, the Company did not have any outstanding receivable/payable with Voya Financial, Inc. under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for each of the years ended December 31, 2016, 2015 and 2014.